Exhibit 99.82

NOTICE OF ANNUAL AND SPECIAL MEETING OF PENN WEST UNITHOLDERS

to be held June 28, 2006

and

NOTICE OF SPECIAL MEETING OF PETROFUND UNITHOLDERS
AND THE SPECIAL VOTING UNITHOLDER

to be held June 28, 2006

and

NOTICE OF JOINT PETITION TO THE COURT OF QUEEN’S
BENCH OF ALBERTA

and

JOINT INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

PENN WEST ENERGY TRUST, PENN WEST PETROLEUM LTD.,
TROCANA RESOURCES INC., PENN WEST PETROLEUM,
PETROFUND ENERGY TRUST, PETROFUND CORP.,
PETROFUND VENTURES TRUST, 1518274 ONTARIO LIMITED,
1237550 ALBERTA LTD., 1231818 ALBERTA LTD.,
PENN WEST UNITHOLDERS, PETROFUND UNITHOLDERS
AND 1243838 ALBERTA LTD.
AND ITS SHAREHOLDERS AND WARRANTHOLDERS

May 23, 2006

TABLE OF CONTENTS

LETTER TO PENN WEST UNITHOLDERS			i
LETTER TO PETROFUND UNITHOLDERS			iv
NOTICE OF PENN WEST MEETING			vii
NOTICE OF PETROFUND MEETING			ix
NOTICE OF JOINT PETITION			xii
JOINT INFORMATION CIRCULAR AND PROXY STATEMENT			1
GLOSSARY OF TERMS			7
CONVENTIONS			18
ABBREVIATIONS			18
CONVERSIONS			18
SUMMARY INFORMATION			19
BACKGROUND TO AND REASONS FOR THE ARRANGEMENT			40
THE ARRANGEMENT			43
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS			73
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS			79
PRO FORMA INFORMATION OF PENN WEST AFTER GIVING EFFECT TO THE ARRANGEMENT			91
INFORMATION CONCERNING PENN WEST ENERGY TRUST			102
INFORMATION CONCERNING PETROFUND ENERGY TRUST			108
INFORMATION CONCERNING 1231818 ALBERTA LTD.			114
INFORMATION CONCERNING EXPLORECO FINCO			115
OTHER MATTERS TO BE CONSIDERED AT THE MEETINGS - EXPLORECO RESOLUTIONS			115
OTHER MATTERS TO BE CONSIDERED AT THE PENN WEST MEETING			120
GENERAL PROXY MATTERS			122
STATEMENT OF EXECUTIVE COMPENSATION OF PENN WEST			127
CORPORATE GOVERNANCE DISCLOSURE OF PENN WEST			135

Appendix A	–	Penn West Arrangement Resolution	A-1
Appendix B	–	Petrofund Arrangement Resolution	B-1
Appendix C	–	Interim Order	C-1
Appendix D	–	Arrangement Agreement	D-1
Appendix E	–	Penn West Fairness Opinion	E-1
Appendix F	–	Petrofund Fairness Opinion	F-1
Appendix G	–	Penn West Pro Forma Financial Statements	G-1
Appendix H	–	Information Concerning 1231818 Alberta Ltd.	H-1
Appendix I	–	1231818 Alberta Ltd. Stock Option Plan	I-1
Appendix J	–	Section 191 of the Business Corporations Act (Alberta)	J-1
Appendix K	–	Auditors’ Consents	K-1
Appendix L	–	Board of Directors Mandate of Penn West Petroleum Ltd.	L-1

May 23, 2006

Dear Unitholders:

You are invited to attend an annual and special meeting (the “Penn West Meeting”) of holders (“Penn West Unitholders”) of trust units (“Penn West Units”) of Penn West Energy Trust (“Penn West”), to be held in the Ballroom of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta at 2:00 p.m. (Calgary time) on June 28, 2006. At the Penn West Meeting, you will be asked to consider, among other things, a proposed arrangement (the “Arrangement”) involving Penn West, Penn West Petroleum Ltd. (“PWPL”), Petrofund Energy Trust (“Petrofund”), Petrofund Corp. (“PC”), 1231818 Alberta Ltd. (“ExploreCo”), 1243838 Alberta Ltd. (“ExploreCo FinCo”), the Penn West Unitholders, the unitholders of Petrofund (the “Petrofund Unitholders”), the shareholders and warrantholders of ExploreCo FinCo and certain other parties. If you cannot attend the Penn West Meeting, we encourage you to complete the enclosed form of proxy and submit it as soon as possible.

The combination of Penn West and Petrofund will result in the creation of the largest conventional oil and gas trust in North America with an enterprise value of approximately $11 billion. Penn West and Petrofund believe that the Arrangement will allow Penn West Unitholders and Petrofund Unitholders to participate in a larger, stronger and more efficient trust that will be better positioned to pursue the existing business models of Penn West and Petrofund, which emphasizes long-term sustainability. Penn West and Petrofund believe that, following the Arrangement, Penn West will possess high quality, long life assets, an extensive portfolio of internal growth opportunities and a strong financial position and management team, all of which will contribute to achieving the primary objective of long-term sustainability.

The Arrangement will result in the merger of Penn West and Petrofund, pursuant to which all of the issued and outstanding Petrofund Units will be exchanged for Penn West Units. In addition, the Arrangement provides for the creation of ExploreCo as a new junior oil and natural gas exploration and development company owning certain of Penn West’s and Petrofund’s oil and natural gas assets and undeveloped lands (the “ExploreCo Assets”). The creation of ExploreCo is conditional upon certain resolutions (the “ExploreCo Resolutions”) being approved at the Penn West Meeting and at the special meeting of Petrofund Unitholders (the “Petrofund Meeting”).

Pursuant to the Arrangement, Petrofund Unitholders will receive, for each trust unit (“Petrofund Unit”) of Petrofund held, (i) 0.60 of a Penn West Unit, and (ii) a special cash distribution in the amount of $1.10 per Petrofund Unit (the “Petrofund Special Distribution”), which includes a $0.10 per unit distribution adjustment intended to align the distribution payment dates between Penn West and Petrofund. In addition, provided that the ExploreCo Resolutions are approved at each of the Penn West Meeting and the Petrofund Meeting, under the Arrangement the Petrofund Unitholders will receive for each Petrofund Unit held, 0.12 of a common share of ExploreCo (the “ExploreCo Common Shares”) and Penn West Unitholders of record at the close of business on the effective date of the Arrangement (the “Effective Date”) will receive 0.20 of an ExploreCo Common Share for each Penn West Unit held on the Effective Date.

Following the Arrangement, Penn West is expected to have approximately 515 MMboe of proved plus probable reserves, a proved plus probable reserve life index of approximately 10.5 years, a diversified production base of approximately 135,000 Boe/d comprised of approximately 38% light oil and NGLs, 48% natural gas and 14% heavy oil and approximately 4.25 million net acres of undeveloped land. Penn West will retain key personnel from both entities and will continue to be led by William E. Andrew as President and Chief Executive Officer. The executive team will also include David Middleton as Executive Vice-President and Chief Operating Officer, Thane Jensen as Senior Vice-President, Exploration and Development, Todd Takeyasu as Vice-President, Finance, William Tang Kong as Vice-President, Corporate Development, Anne Thomson as Vice-President, Exploration, Eric Obreiter as

Vice-President, Production, Gregg Gegunde as Vice-President, Development and Kristian Tange as Vice-President, Business Development. Subject to the receipt of Penn West Unitholder approval at the Penn West Meeting, the board of directors of Penn West, including Chairman John A. Brussa, William E. Andrew, Thomas E. Phillips, James C. Smith, Murray R. Nunns and George H. Brookman, will remain in place and will be supplemented by the addition of Jeffery E. Errico, James E. Allard and Frank Potter from the board of directors of Petrofund.

Following the Arrangement, ExploreCo is expected to have 4.3 MMboe of proved plus probable reserves, a production base of approximately 1,350 Boe/d comprised of approximately 10% light/medium oil and NGLs and 90% natural gas, a drilling inventory of 15 to 20 drilling locations and approximately 150,000 net acres of undeveloped land. ExploreCo will acquire key personnel from Petrofund and will be led by Jeffrey Newcommon as President and Chief Executive Officer. The executive team will also include Glen Fischer as Chief Operating Officer and Steven Mackay as Vice President, Exploration. The board of directors of ExploreCo will include Jeffery E. Errico, as Executive Chairman, William E. Andrew, Jeffrey D. Newcommon and Sandra S. Cowan.

The conveyance of the ExploreCo Assets to ExploreCo under the Arrangement is conditional upon the ExploreCo Resolutions being approved by the Penn West Unitholders at the Penn West Meeting and by the Petrofund Unitholders and the holder of the special voting unit of Petrofund (collectively, the “Petrofund Securityholders”) at the Petrofund Meeting. The ExploreCo Resolutions consist of resolutions to approve (i) an indirect private placement to proposed or acting directors, officers, employees and other service providers of ExploreCo (the “ExploreCo Private Placement”), and (ii) a stock option plan for ExploreCo (the “ExploreCo Option Plan”). Participation in the ExploreCo Private Placement and ExploreCo Option Plan has been offered to proposed or acting directors, officers and key employees and service providers of ExploreCo, some of whom are currently directors and officers of Petrofund, as a material inducement to the acceptance of their positions with ExploreCo. ExploreCo’s success will depend in large measure on such key individuals. Failure to obtain the requisite securityholder approval for the ExploreCo Resolutions may result in such key individuals not accepting their proposed positions with ExploreCo. The loss of the services of such key personnel could have a material adverse effect on ExploreCo. Therefore, the creation of ExploreCo as a going concern is conditional upon the ExploreCo Resolutions being approved.

The distribution to be paid to Penn West Unitholders for the month of June 2006 will not be affected by the proposed Arrangement and will be paid in the usual manner, although the record date for the June 2006 distribution (which is payable on July 14, 2006) will be June 29, 2006 (rather than the last day of June).

If the Effective Date occurs on June 30, 2006, as currently scheduled, the first distribution of Penn West that all Penn West Unitholders (including former Petrofund Unitholders) will receive following the Effective Date is the distribution anticipated to be paid to Penn West Unitholders of record on July 31, 2006, which is anticipated to be paid on August 15, 2006. Subject to stable business conditions, including, among other things, stable commodity pricing, Penn West has established a post-merger distribution policy which will result in a distribution of $0.34 per Penn West Unit per month, commencing with the first distribution payable following closing of the Arrangement. It is expected that this level of distribution would represent a payout ratio of approximately 65% for the merged trust based on commodity prices in effect as of the date of this letter. Future distributions and the actual payout ratio will be subject to the discretion of the board of directors of PWPL and may vary depending on, among other things, the current and anticipated commodity price environment.

The resolution to approve the Arrangement to be considered at the Penn West Meeting (the “Penn West Arrangement Resolution”) must be approved by 66 2/3 percent of the votes cast by the Penn West Unitholders voting in person or by proxy at the Penn West Meeting. The resolution to approve the Arrangement to be considered at the Petrofund Meeting (the “Petrofund Arrangement Resolution”) must also be approved by 66 2/3 percent of the votes cast by the Petrofund Unitholders and the holder of the special voting unit of Petrofund voting together as a single class in person or by proxy at the Petrofund Meeting. In addition, the Petrofund Arrangement Resolution must be approved by a majority of the votes cast by the Petrofund Unitholders and the holder of the special voting unit of Petrofund, after excluding the votes cast in respect of Petrofund Units and Petrofund Exchangeable Shares beneficially owned, or over which control or direction is exercised, by directors and officers of PC participating in the ExploreCo Private Placement, and such other persons whose votes may not be included in determining minority approval of a business combination pursuant to applicable securities laws. Completion of the

Arrangement is subject to the approval of the Court of Queen’s Bench of Alberta and receipt of all necessary regulatory approvals.

With respect to the ExploreCo Resolutions to be considered by the Penn West Unitholders and the Petrofund Securityholders, (i) the resolution to approve the ExploreCo Private Placement must be approved by a majority of the aggregate votes cast in person or by proxy by the Penn West Unitholders at the Penn West Meeting, and a majority of the aggregate votes cast in person or by proxy by the Petrofund Unitholders and the holder of the Petrofund special voting unit, voting together as a single class, at the Petrofund Meeting, after excluding, in the case of the Petrofund Meeting, the votes cast by Petrofund Unitholders who will participate in the ExploreCo Private Placement, and (ii) the resolution to approve the ExploreCo Option Plan must be approved by a majority of the aggregate votes cast in person or by proxy by Penn West Unitholders at the Penn West Meeting, and a majority of the aggregate votes cast in person or by proxy by the Petrofund Unitholders and the holder of the Petrofund special voting unit, voting together as a single class, at the Petrofund Meeting.

Scotia Capital Inc. has provided our board with an opinion that as of May 23, 2006 the consideration to be paid to the Petrofund Unitholders pursuant to the Arrangement is fair, from a financial point of view, to the Penn West Unitholders. Our board, based upon its own investigations, including its consideration of the fairness opinion of Scotia Capital Inc., has unanimously concluded that the Arrangement is fair to Penn West Unitholders and is in the best interests of Penn West and the Penn West Unitholders, and recommends that Penn West Unitholders vote in favour of the Penn West Arrangement Resolution and the ExploreCo Resolutions. Each of the members of the board of directors of PWPL and each of the officers of PWPL have entered into support agreements, which agreements provide that, among other things, such directors and officers will vote all of their Penn West Units (including any Penn West Units obtained upon exercise of their Penn West Rights) in favour of the Penn West Arrangement Resolution and the ExploreCo Resolutions.

The accompanying joint information circular and proxy statement of Penn West and Petrofund contains a detailed description of the Arrangement, as well as detailed information regarding Penn West, Petrofund and ExploreCo. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Penn West Meeting in person, please complete and deliver the enclosed form of proxy in order to ensure your representation at the Penn West Meeting.

On behalf of the directors of PWPL, I would like to express our gratitude for the support the Penn West Unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees, who have worked hard assisting us with this task and for providing their support for the proposed Arrangement. We can ensure you that the same high level of dedication demonstrated by the directors, management and employees of Penn West in the past will continue in respect of the new merged Penn West should a favourable vote be obtained. We look forward to seeing you at the Penn West Meeting.

Yours very truly,

(signed) “William E. Andrew”
William E. Andrew, President and Chief Executive Officer
Penn West Petroleum Ltd., the administrator of
Penn West Energy Trust

May 23, 2006

Dear Unitholders and Exchangeable Shareholder:

You are invited to attend a special meeting (the “Petrofund Meeting”) of holders (“Petrofund Unitholders”) of trust units (“Petrofund Units”) and the holder (the “Petrofund Special Voting Unitholder”) of the special voting unit (the “Special Voting Unit”) of Petrofund Energy Trust (“Petrofund”), to be held in the Strand-Tivoli Room of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on June 28, 2006. At the Petrofund Meeting, you will be asked to consider, among other things, a proposed arrangement (the “Arrangement”) involving Petrofund, Petrofund Corp. (“PC”), Penn West Energy Trust (“Penn West”), Penn West Petroleum Ltd. (“PWPL”), 1231818 Alberta Ltd. (“ExploreCo”), 1243838 Alberta Ltd. (“ExploreCo FinCo”), the Petrofund Unitholders, the unitholders of Penn West (the “Penn West Unitholders”), the shareholders and warrantholders of ExploreCo FinCo and certain other parties. If you cannot attend the Petrofund Meeting, we encourage you to complete the enclosed form of proxy and submit it as soon as possible.

The combination of Penn West and Petrofund will result in the creation of the largest conventional oil and gas trust in North America with an enterprise value of approximately $11 billion. Penn West and Petrofund believe that the Arrangement will allow Penn West Unitholders and Petrofund Unitholders to participate in a larger, stronger and more efficient trust that will be better positioned to pursue the existing business models of Penn West and Petrofund, which emphasizes long-term sustainability. Penn West and Petrofund believe that, following the Arrangement, Penn West will possess high quality, long life assets, an extensive portfolio of internal growth opportunities and a strong financial position and management team, all of which will contribute to achieving the primary objective of long-term sustainability.

The Arrangement will result in the merger of Penn West and Petrofund, pursuant to which all of the issued and outstanding Petrofund Units will be exchanged for trust units (“Penn West Units”) of Penn West. In addition, the Arrangement provides for the creation of ExploreCo as a new junior oil and natural gas exploration and development company owning certain of Penn West’s and Petrofund’s oil and natural gas assets and undeveloped lands (the “ExploreCo Assets”). The creation of ExploreCo is conditional upon certain resolutions (the “ExploreCo Resolutions”) being approved at the Petrofund Meeting and at the annual and special meeting of Penn West Unitholders (the “Penn West Meeting”).

Pursuant to the Arrangement, Petrofund Unitholders will receive, for each trust unit (“Petrofund Unit”) of Petrofund held, (i) 0.60 of a Penn West Unit, and (ii) a special cash distribution in the amount of $1.10 per Petrofund Unit (the “Petrofund Special Distribution”), which includes a $0.10 per unit distribution adjustment intended to align the distribution payment dates between Penn West and Petrofund. In addition, provided that the ExploreCo Resolutions are approved at each of the Penn West Meeting and the Petrofund Meeting, under the Arrangement the Petrofund Unitholders will receive for each Petrofund Unit held, 0.12 of a common share of ExploreCo (the “ExploreCo Common Shares”) and Penn West Unitholders of record at the close of business on the effective date of the Arrangement (the “Effective Date”) will receive 0.20 of an ExploreCo Common Share for each Penn West Unit held on the Effective Date.

Following the Arrangement, Penn West is expected to have approximately 515 MMboe of proved plus probable reserves, a proved plus probable reserve life index of approximately 10.5 years, a diversified production base of approximately 135,000 Boe/d comprised of approximately 38% light oil and NGLs, 48% natural gas and 14% heavy oil and approximately 4.25 million net acres of undeveloped land. Penn West will retain key personnel from both entities and will continue to be led by William E. Andrew as President and Chief Executive Officer. The executive team will also include David Middleton as Executive Vice-President and Chief Operating Officer, Thane Jensen as Senior Vice-President, Exploration and Development, Todd Takeyasu as Vice-President, Finance, William Tang Kong as Vice-President, Corporate Development, Anne Thomson as Vice-President, Exploration, Eric Obreiter as Vice-President, Production, Gregg Gegunde as Vice-President, Development and Kristian Tange as Vice-President, Business Development. Subject to the receipt of Penn West Unitholder approval at the Penn West Meeting, the board of directors of Penn West, including Chairman John Brussa, William E. Andrew, Thomas E. Phillips, James C. Smith, Murray Nunns and George Brookman, will remain in place and will be supplemented by the addition of Jeffery E. Errico, James E. Allard and Frank Potter from the board of directors of Petrofund.

Following the Arrangement, ExploreCo is expected to have 4.3 MMboe of proved plus probable reserves, a production base of approximately 1,350 Boe/d comprised of approximately 10% light/medium oil and NGLs and 90% natural gas, a drilling inventory of 15 to 20 drilling locations and approximately 150,000 net acres of undeveloped land. ExploreCo will acquire key personnel from Petrofund and will be led by Jeffrey Newcommon as President and Chief Executive Officer. The executive team will also include Glen Fischer as Chief Operating Officer and Steven Mackay as Vice President, Exploration. The board of directors of ExploreCo will include Jeffery E. Errico, as Executive Chairman, William E. Andrew, Jeffrey D. Newcommon and Sandra S. Cowan.

The conveyance of the ExploreCo Assets to ExploreCo under the Arrangement is conditional upon the ExploreCo Resolutions being passed by the Penn West Unitholders at the Penn West Meeting and by the Petrofund Unitholders and the Petrofund Special Voting Unitholder (collectively, the “Petrofund Securityholders”) at the Petrofund Meeting. The ExploreCo Resolutions consist of resolutions to approve (i) an indirect private placement to proposed or acting directors, officers, employees and other service providers of ExploreCo (the “ExploreCo Private Placement”) and (ii) a stock option plan for ExploreCo (the “ExploreCo Option Plan”). Participation in the ExploreCo Private Placement and ExploreCo Option Plan has been offered to proposed or acting directors, officers and key employees and service providers of ExploreCo, some of whom are currently directors and officers of Petrofund, as a material inducement to the acceptance of their positions with ExploreCo. ExploreCo’s success will depend in large measure on such key individuals. Failure to obtain the requisite securityholder approval for the ExploreCo Resolutions may result in such key individuals not accepting their proposed positions with ExploreCo. The loss of the services of such key personnel could have a material adverse effect on ExploreCo. Therefore, the creation of ExploreCo as a going concern is conditional upon the ExploreCo Resolutions being approved.

The distribution to be paid to Petrofund Unitholders for the month of June 2006 will not be affected by the proposed Arrangement and will be paid in the usual manner. Therefore, Petrofund Unitholders of record on June 16, 2006 will receive their regular monthly cash distribution on June 30, 2006. This will be the last regular monthly distribution paid by Petrofund. Because Penn West and Petrofund have historically had different record dates, and in recognition of the fact that Petrofund will not pay a regular distribution for the period from June 17, 2006 to June 30, 2006 (the anticipated Effective Date of the Arrangement), Petrofund Unitholders will receive a $0.10 special distribution per Petrofund Unit, which represents a portion of the Petrofund Special Distribution of $1.10 per Petrofund Unit that is payable to Petrofund Unitholders pursuant to the Arrangement.

If the Effective Date occurs on June 30, 2006, as currently scheduled, the first distribution of Penn West that all Penn West Unitholders (including former Petrofund Unitholders) will receive following the Effective Date is the distribution anticipated to be paid to Penn West Unitholders of record on July 31, 2006, which is anticipated to be paid on August 15, 2006. Subject to stable business conditions, including, among other things, stable commodity pricing, Penn West has established a post-merger distribution policy which will result in a distribution of $0.34 per Penn West Unit per month, commencing with the first distribution payable following closing of the Arrangement. It is expected that this level of distribution would represent a payout ratio of approximately 65% for the merged trust based on commodity prices in effect as of the date of this letter. Future distributions and the actual payout ratio will be subject to the discretion of the board of directors of PWPL and may vary depending on, among other things, the current and anticipated commodity price environment.

Petrofund has suspended the Petrofund distribution reinvestment plan (the “Petrofund DRIP”) effective June 1, 2006 such that all distributions by Petrofund after the cash distribution of Petrofund to be paid on May 31, 2006, to holders of record on May 16, 2006, will not be eligible for reinvestment under the Petrofund DRIP. If the Arrangement is completed on June 30, 2006 as expected, the Petrofund DRIP will be terminated on that date.

v

The resolution to approve the Arrangement to be considered at the Petrofund Meeting (the “Petrofund Arrangement Resolution”) must be approved by 66 2/3 percent of the votes cast by the Petrofund Unitholders and the Petrofund Special Voting Unitholder voting together as a single class in person or by proxy at the Petrofund Meeting. In addition, the Petrofund Arrangement Resolution must be approved by a majority of the votes cast by the Petrofund Unitholders and the Petrofund Special Voting Unitholder, after excluding the votes cast in respect of Petrofund Units and Petrofund Exchangeable Shares beneficially owned, or over which control or direction is exercised, by directors and officers of PC participating in the ExploreCo Private Placement, and such other persons whose votes may not be included in determining minority approval of a business combination pursuant to applicable securities laws. The resolution to approve the Arrangement to be considered at the Penn West Meeting (the “Penn West Arrangement Resolution”) must also be approved by 66 2/3 percent of the votes cast by the Penn West Unitholders voting in person or by proxy at the meeting of Penn West Unitholders called to consider the Arrangement. Completion of the Arrangement is subject to the approval of the Court of Queen’s Bench of Alberta and receipt of all necessary regulatory approvals.

With respect to the ExploreCo Resolutions to be considered by the Penn West Unitholders and the Petrofund Securityholders, (i) the resolution to approve the ExploreCo Private Placement must be approved by a majority of the aggregate votes cast in person or by proxy by Penn West Unitholders at the Penn West Meeting, and a majority of the aggregate votes cast in person or by proxy by the Petrofund Unitholders and the Petrofund Special Voting Unitholder, voting together as a single class, at the Petrofund Meeting, after excluding, in the case of the Petrofund Meeting, the votes cast by Petrofund Unitholders who will participate in the ExploreCo Private Placement, and (ii) the resolution to approve the ExploreCo Option Plan must be approved by a majority of the aggregate votes cast in person or by proxy by Penn West Unitholders at the Penn West Meeting, and a majority of the aggregate votes cast in person or by proxy by the Petrofund Unitholders and the Petrofund Special Voting Unitholder, voting together as a single class, at the Petrofund Meeting.

CIBC World Markets Inc. has provided our board with an opinion that as of May 23, 2006 the consideration to be received by Petrofund Unitholders pursuant to the Arrangement is fair, from a financial point of view, to the Petrofund Unitholders. Our board, based upon its own investigations, including its consideration of the fairness opinion of CIBC World Markets Inc., has unanimously concluded that the Arrangement is fair to Petrofund Unitholders, and is in the best interests of Petrofund and the Petrofund Unitholders, and recommends that Petrofund Unitholders vote in favour of the Petrofund Arrangement Resolution and the ExploreCo Resolutions. Each of the members of the board of directors of PC and each of the officers of PC have entered into a support agreement, which agreement provides that, among other things, such directors and officers will vote all of their Petrofund Units (including any Petrofund Units obtained upon exercise of their Petrofund Rights and exchange of their Petrofund Exchangeable Shares) and Petrofund Exchangeable Shares in favour of the Petrofund Arrangement Resolution and the ExploreCo Resolutions.

The accompanying joint information circular and proxy statement of Penn West and Petrofund contains a detailed description of the Arrangement, as well as detailed information regarding Penn West, Petrofund and ExploreCo. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Petrofund Meeting in person, please complete and deliver the enclosed form of proxy in order to ensure your representation at the Petrofund Meeting.

On behalf of the directors of PC, I would like to express our gratitude for the support the Petrofund Unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees, who have worked hard assisting us with this task and for providing their support for the proposed Arrangement. We can ensure you that the same high level of dedication demonstrated by the directors, management and employees of Petrofund in the past will continue in respect of the new merged Penn West should a favourable vote be obtained. We look forward to seeing you at the Petrofund Meeting.

Yours very truly,

(signed) “Jeffery E. Errico”
Jeffery E. Errico, President and Chief Executive Officer
Petrofund Corp., the administrator of
Petrofund Energy Trust

PENN WEST ENERGY TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF PENN WEST UNITHOLDERS

to be held June 28, 2006

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta to be dated May 26, 2006, an annual and special meeting (the “Penn West Meeting”) of the holders (“Penn West Unitholders”) of trust units (“Penn West Units”) of Penn West Energy Trust (“Penn West”) will be held in the Ballroom of the Metropolitan Conference Centre, 333 – Fourth Avenue S.W., Calgary, Alberta on June 28, 2006, at 2:00 p.m. (Calgary time) for the following purposes:

(a)                                  to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Penn West Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated May 23, 2006 (the “Information Circular”) to approve a plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), all as more particularly described in the Information Circular;

(b)                                 to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a stock option plan for 1231818 Alberta Ltd. (“ExploreCo”), all as more particularly described in the Information Circular;

(c)                                  to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a private placement to proposed or acting directors, officers, employees and service providers of ExploreCo of up to 4,688,000 common shares (“ExploreCo FinCo Shares”) of 1243838 Alberta Ltd. (“ExploreCo FinCo”) at a price of $1.86 per share, and up to 4,688,000 common share purchase warrants (“ExploreCo FinCo Warrants”) of ExploreCo FinCo with an exercise price of $2.23 per warrant (which ExploreCo FinCo Shares and ExploreCo FinCo Warrants will be exchanged for common shares and common share purchase warrants of ExploreCo pursuant to the Arrangement), all as more particularly described in the Information Circular;

(d)                                 to receive and consider the consolidated financial statements of Penn West for the year ended December 31, 2005 and the auditors’ report thereon;

(e)                                  to fix the number of directors of Penn West Petroleum Ltd. (“PWPL”) to be elected at the Penn West Meeting at six (6) members (subject to being increased to nine (9) members if the Penn West Arrangement Resolution is approved and the Arrangement is completed);

(f)                                    to elect directors of PWPL for the ensuing year;

(g)                                 to appoint the auditors of Penn West for the ensuing year and to authorize the directors of PWPL to fix their remuneration; and

(h)                                 to transact such further and other business as may properly be brought before the Penn West Meeting or any adjournment thereof.

Specific details of the matters to be put before the Penn West Meeting are set forth in the Information Circular.

The record date (the “Penn West Record Date”) for determination of Penn West Unitholders entitled to receive notice of and to vote at the Penn West Meeting is May 23, 2006. Only Penn West Unitholders whose names have been entered in the register of Penn West Units on the close of business on the Penn West Record Date will be entitled to receive notice of and to vote at the Penn West Meeting. Holders of Penn West Units who acquire Penn West Units after the Penn West Record Date will not be entitled to vote such Penn West Units at the Penn West Meeting.

Each Penn West Unit entitled to be voted at the Penn West Meeting will entitle the holder to one vote at the Penn West Meeting.

A Penn West Unitholder may attend the Penn West Meeting in person or may be represented by proxy. Penn West Unitholders who are unable to attend the Penn West Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Penn West Meeting or any adjournment thereof. To be effective, the proxy must be received by CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or by facsimile at 1-416-368-2502, in each case by 4:30 p.m. (Calgary time) on June 26, 2006 or the last business day prior to the date of any adjournment of the Penn West Meeting. Penn West Unitholders may also use a touch-tone telephone to transmit voting instructions on or before the date and time noted above, although Penn West Unitholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Penn West Meeting. In addition, Penn West Unitholders may use the internet to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Penn West Unitholder’s behalf at the Penn West Meeting. For information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Penn West Unitholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement that are not yet determined. Holders of Penn West Units who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Registered holders of Penn West Units have the right to dissent with respect to the Penn West Arrangement Resolution and, if the Penn West Arrangement Resolution becomes effective, to be paid the fair value of their Penn West Units in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) as amended by the Interim Order. A Penn West Unitholder’s right to dissent is more particularly described in the Information Circular and the text of Section 191 of the Business Corporations Act (Alberta) is set forth in Appendix J to the Information Circular. A dissenting Penn West Unitholder must send Penn West, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention:  Daniel J. McDonald, Q.C., a written objection to the Penn West Arrangement Resolution, which written objection must be received by 4:00 p.m. (Calgary time) on June 27, 2006 or the last business day immediately preceding the date of the Penn West Meeting or any adjournment thereof.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as amended by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Penn West Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Penn West Units are entitled to dissent. Accordingly, a beneficial owner of Penn West Units desiring to exercise the right to dissent must make arrangements for the Penn West Units beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Penn West Arrangement Resolution is required to be received by Penn West or, alternatively, make arrangements for the registered holder of such Penn West Units to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 23rd day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF
PENN WEST PETROLEUM LTD.

(signed) “William E. Andrew”
William E. Andrew, President and Chief Executive Officer
Penn West Petroleum Ltd., the administrator of
Penn West Energy Trust

PETROFUND ENERGY TRUST

NOTICE OF SPECIAL MEETING OF PETROFUND UNITHOLDERS
AND PETROFUND SPECIAL VOTING UNITHOLDER

to be held June 28, 2006

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta to be dated May 26, 2006, a special meeting (the “Petrofund Meeting”) of the holders (“Petrofund Unitholders”) of trust units (“Petrofund Units”) and the holder (“Petrofund Special Voting Unitholder”) of the special voting unit (“Special Voting Unit”) of Petrofund Energy Trust (“Petrofund”) will be held in the Strand-Tivoli Room of the Metropolitan Conference Centre, 333 – Fourth Avenue S.W., Calgary, Alberta on June 28, 2006, at 9:00 a.m. (Calgary time) for the following purposes:

(a)                                  to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Petrofund Arrangement Resolution”), the full text of which is set forth in Appendix B to the accompanying joint information circular and proxy statement dated May 23, 2006 (the “Information Circular”) to approve a plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), all as more particularly described in the Information Circular;

(b)                                 to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a stock option plan for 1231818 Alberta Ltd., all as more particularly described in the Information Circular;

(c)                                  to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a private placement to proposed or acting directors, officers, employees and service providers of ExploreCo of up to 4,688,000 common shares (“ExploreCo FinCo Shares”) of 1243838 Alberta Ltd. (“ExploreCo FinCo”) at a price of $1.86 per share, and up to 4,688,000 common share purchase warrants (“ExploreCo FinCo Warrants”) of ExploreCo FinCo with an exercise price of $2.23 per warrant (which ExploreCo FinCo Shares and ExploreCo FinCo Warrants will be exchanged for common shares and common share purchase warrants of ExploreCo pursuant to the Arrangement), all as more particularly described in the Information Circular; and

(d)                                 to transact such further and other business as may properly be brought before the Petrofund Meeting or any adjournment thereof.

Specific details of the matters to be put before the Petrofund Meeting are set forth in the Information Circular.

The record date (the “Petrofund Record Date”) for determination of Petrofund Unitholders and the Petrofund Special Voting Unitholder entitled to receive notice of and to vote at the Petrofund Meeting is May 23, 2006. Only Petrofund Unitholders and the Petrofund Special Voting Unitholder whose names have been entered in the register of Petrofund Units and Special Voting Units, as applicable, on the close of business on the Petrofund Record Date will be entitled to receive notice of and to vote at the Petrofund Meeting. Holders of Petrofund Units and the Special Voting Unit who acquire Petrofund Units or Special Voting Units after the Petrofund Record Date will not be entitled to vote such Petrofund Units and Special Voting Units at the Petrofund Meeting.

Pursuant to the Interim Order, the Petrofund Unitholders and the Petrofund Special Voting Unitholder will vote together as a single class of securities at the Petrofund Meeting. Each Petrofund Unit entitled to be voted at the Petrofund Meeting will entitle the holder to one vote at the Petrofund Meeting. The Special Voting Unit held by the holder of the non-voting exchangeable shares of PC (the “Petrofund Exchangeable Shares”) will be entitled to a number of votes at the Petrofund Meeting equal to the number of votes that the holder of the Petrofund Exchangeable Shares would be entitled to had the holder exchanged all of the Petrofund Exchangeable Shares then held by the holder for Petrofund Units immediately prior to the Petrofund Record Date.

A Petrofund Unitholder may attend the Petrofund Meeting in person or may be represented by proxy. Petrofund Unitholders who are unable to attend the Petrofund Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Petrofund

Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Trust Company of Canada at Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 4:30 p.m. (Calgary time) on June 26, 2006 or the last business day prior to the date of any adjournment of the Petrofund Meeting. Petrofund Unitholders may also use a touch-tone telephone to transmit voting instructions on or before the date and time noted above, although Petrofund Unitholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Petrofund Meeting. In addition, Petrofund Unitholders may use the internet to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Petrofund Unitholder’s behalf at the Petrofund Meeting. For information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Petrofund Unitholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement that are not yet determined. Holders of Petrofund Units and Petrofund Exchangeable Shares who are planning on returning the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Registered holders of Petrofund Units have the right to dissent with respect to the Petrofund Arrangement Resolution and, if the Petrofund Arrangement Resolution becomes effective, to be paid the fair value of their Petrofund Units in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) as amended by the Interim Order. A Petrofund Unitholder’s right to dissent is more particularly described in the Information Circular and the text of Section 191 of the Business Corporations Act (Alberta) is set forth in Appendix J to the Information Circular. A dissenting Petrofund Unitholder must send to Petrofund, c/o its counsel, Macleod Dixon LLP, 3700, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2, Attention:  Howard A. Gorman, a written objection to the Petrofund Arrangement Resolution, which written objection must be received by 4:00 p.m. (Calgary time) on June 27, 2006 or the last business day immediately preceding the date of the Petrofund Meeting or any adjournment thereof.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as amended by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Petrofund Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Petrofund Units are entitled to dissent. Accordingly, a beneficial owner of Petrofund Units desiring to exercise the right to dissent must make arrangements for the Petrofund Units beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Petrofund Arrangement Resolution is required to be received by Petrofund or, alternatively, make arrangements for the registered holder of such Petrofund Units to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 23rd day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF
PETROFUND CORP.

(signed) “Jeffery E. Errico”
Jeffery E. Errico, President and Chief Executive Officer
Petrofund Corp., the administrator of
Petrofund Energy Trust

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS
CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING, INTER ALIA, PENN WEST ENERGY TRUST, PENN WEST PETROLEUM LTD., TROCANA RESOURCES INC., PENN WEST PETROLEUM, PETROFUND ENERGY TRUST, PETROFUND CORP., PETROFUND VENTURES TRUST, 1518274 ONTARIO LIMITED, 1237550 ALBERTA LTD., 1231818 ALBERTA LTD., THE UNITHOLDERS OF PENN WEST ENERGY TRUST, THE UNITHOLDERS OF PETROFUND ENERGY TRUST AND 1243838 ALBERTA LTD. AND ITS SHAREHOLDERS AND WARRANTHOLDERS

NOTICE OF JOINT PETITION

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) on behalf of Penn West Energy Trust (“Penn West Trust”), Penn West Petroleum Ltd. (“PWPL”) (Penn West Trust and PWPL being collectively referred to as “Penn West”), 1237550 Alberta Ltd. (“MFCorp”), 1231818 Alberta Ltd. (“ExploreCo”), 1243838 Alberta Ltd. (“ExploreCo FinCo”), Petrofund Energy Trust (“Petrofund Trust”) and Petrofund Corp. (“PC”) (Petrofund Trust and PC being collectively referred to as “Petrofund”), with respect to a proposed arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving inter alia, Penn West, Trocana Resources Inc., Penn West Petroleum, Petrofund, Petrofund Ventures Trust, 1518274 Ontario Limited, MFCorp, ExploreCo, ExploreCo FinCo, the holders of trust units of Penn West Trust (collectively the “Penn West Unitholders”), the holders of trust units of Petrofund Trust (the “Petrofund Unitholders”) and the shareholders and warrantholders (collectively, the “ExploreCo FinCo Securityholders”) of ExploreCo FinCo (collectively, the “Arrangement Parties”), which Arrangement is described in greater detail in the Joint Information Circular and Proxy Statement of Penn West and Petrofund dated May 23, 2006, accompanying this Notice of Joint Petition. At the hearing of the Petition, Penn West, Petrofund, MFCorp, ExploreCo and ExploreCo FinCo intend to seek:

(a)                                  a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b)                                 an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c)                                  an order declaring that the registered Penn West Unitholders and Petrofund Unitholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order (the “Interim Order”) of the Court dated May 26, 2006;

(d)                                 a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on each of the Arrangement Parties on and after the Effective Date, as defined in the Arrangement; and

(e)                                  such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the Securities Act of 1933, as amended, of the United States of America with respect to the trust units of Penn West and the common shares of ExploreCo (but for greater certainty, not the common shares of ExploreCo to be issued in exchange for the common shares of ExploreCo FinCo pursuant to the Arrangement) to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, 611 – 4th Street S.W., Calgary, Alberta, on the 29th day of June, 2006 at 9:00 a.m.

(Calgary time), or as soon thereafter as counsel may be heard. Any Penn West Unitholder, Petrofund Unitholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. Any Penn West Unitholder, Petrofund Unitholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen’s Bench of Alberta, Judicial District of Calgary, and serve upon Penn West and Petrofund on or before noon (Calgary time) on June 22, 2006, a notice of intention to appear, including an address for service in the Province of Alberta, indicating whether such securityholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such securityholder or other interested party intends to advocate before the Court and any evidence or materials which are to be presented to the Court. Service on Penn West and Petrofund is to be effected by delivery to the solicitors for Penn West and the solicitors for Petrofund at the respective addresses set out below. If any Penn West Unitholder, Petrofund Unitholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, or refuse to approve the Arrangement, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Penn West, Petrofund, MFCorp, ExploreCo or ExploreCo FinCo and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Penn West Unitholders, a meeting of Petrofund Unitholders and the holder of the special voting unit of Petrofund, and a meeting of the ExploreCo FinCo Securityholders for the purpose of such securityholders voting upon a resolution to approve the Arrangement, and has directed that registered Penn West Unitholders and Petrofund Unitholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as amended by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Penn West Unitholders, Petrofund Unitholders or other interested party requesting the same by the under mentioned solicitors for Penn West or Petrofund upon written request delivered to such solicitors as follows:

Solicitors for Penn West:	Solicitors for Petrofund:

Burnet, Duckworth & Palmer LLP	Macleod Dixon LLP
1400, 350 – 7th Avenue S.W.	3700, 400 – 3rd Avenue S.W.
Calgary, Alberta T2P 3N9	Calgary, Alberta T2P 4H2
Attention: Daniel J. McDonald, Q.C.	Attention: Howard A. Gorman

DATED at the City of Calgary, in the Province of Alberta, this 23rd day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF

PENN WEST PETROLEUM LTD.

(signed) “William E. Andrew”
William E. Andrew, President and Chief Executive Officer
Penn West Petroleum Ltd., the administrator of
Penn West Energy Trust

BY ORDER OF THE BOARD OF DIRECTORS OF

PETROFUND CORP.

(signed) “Jeffery E. Errico”
Jeffery E. Errico, President and Chief Executive Officer
Petrofund Corp., the administrator of
Petrofund Energy Trust

JOINT INFORMATION CIRCULAR AND PROXY STATEMENT

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of: (i) the management of PWPL for use at the Penn West Meeting and any adjournment thereof; and (ii) the management of PC for use at the Petrofund Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meetings other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Penn West contained in this Information Circular has been provided by Penn West. Although Petrofund has no knowledge that would indicate that any of such information is untrue or incomplete, Petrofund does not assume any responsibility for the accuracy or completeness of such information or the failure by Penn West to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Petrofund.

The information concerning Petrofund contained in this Information Circular has been provided by Petrofund. Although Penn West has no knowledge that would indicate that any of such information is untrue or incomplete, Penn West does not assume any responsibility for the accuracy or completeness of such information or the failure by Petrofund to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Penn West.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit A to the Arrangement Agreement, which agreement is attached as Appendix D to this Information Circular. You are urged to read carefully the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Information Circular is given as of May 23, 2006 unless otherwise specifically stated.

Distributable Cash

This Information Circular contains information regarding cash distributions paid, and declared and payable, by each of Penn West and Petrofund as well as Penn West’s ongoing distribution policy assuming the Arrangement is completed. A return on an investment in Units is not comparable to the return on an investment in a fixed income security. The recovery of an initial investment in Penn West or Petrofund is at risk, and the anticipated return on such investment is based on many performance assumptions. Although Penn West intends to make distributions of its available cash to Penn West Unitholders following completion of the Arrangement, these cash distributions may be reduced or suspended. Cash distributions are not guaranteed. The actual amount distributed will depend on numerous factors including: the financial performance of Penn West and its debt obligations, working capital requirements and future capital requirements. In addition, the market value of Penn West Units may decline if Penn West’s cash distributions decline in the future, and any such market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See “Information Concerning Penn West Energy Trust – Risk Factors”, “Information Concerning Petrofund Energy Trust – Risk Factors” and “Pro Forma Information of Penn West After Giving Effect to the Arrangement – Risk Factors” in this Information Circular. See also the risk factors described and discussed under the heading “Risk Factors” on pages 48 to 54 of the Petrofund AIF and under the heading “Risk Factors” on pages 36 to 43 of the Penn West AIF. These sections describe Penn West’s and Petrofund’s assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after tax return from an investment in Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor’s after tax return. Returns on capital are generally taxed as ordinary income in the hands of a Unitholder. Returns of capital are generally tax deferred (and reduce a Unitholder’s cost base in the Unit for tax purposes). See “Canadian Federal Income Tax Considerations”.

Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements. Securityholders can identify many of these statements by looking for words such as “may”, “believe”, “expects”, “will”, “intends”, “should”, “plan”, “predict”, “potential”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof or other comparable terminology. These forward-looking statements include, without limitation, statements with respect to: the future financial position, business strategy, proposed acquisitions or dispositions, budgets, litigation, projected costs and plans and objectives of or involving Penn West, Petrofund or ExploreCo; amounts to be retained by Penn West for growth; capital expenditures; the amount and timing of the payment of the distributions of Penn West; payout ratios; expectation of future production rates; access to credit facilities; capital taxes; income taxes; commodity prices; administration costs; commodity price risk management activity; components of cash flow and earnings; the timing of the Final Order; the Effective Date of the Arrangement; and the making of applications and the satisfaction of conditions for listing on stock exchanges and the timing thereof. Actual events or results may differ materially. Forward-looking statements are based on the estimates and opinions of PWPL’s, PC’s and ExploreCo’s management at the time the statements were made. In addition, forward-looking statements may include statements attributable to third party industry sources. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this Information Circular. Although Penn West, Petrofund and ExploreCo believe that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, imprecision of reserve estimates, environmental risks, the inability to meet listing standards, the inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, competition from other industry participants, the lack of availability of qualified personnel or management or oilfield services, failure to realize the anticipated benefits of the Arrangement, stock market volatility and the inability to access sufficient capital from internal and external sources, fluctuation in foreign exchange or interest rates, and the risk that actual results will vary from the results forecasted and such variations may be material. Readers are cautioned that the foregoing list is not exhaustive.

The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes. Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Penn West, Petrofund and ExploreCo. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Penn West, Petrofund and ExploreCo undertake no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

Barrel of Oil Equivalency

The term barrels of oil equivalent may be misleading, particularly if used in isolation. A Boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 Bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Advice to Beneficial Holders of Penn West Units and Petrofund Securities

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name. Unitholders who do not hold their Units in their own name (“Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the registrar and transfer agent for Penn West or Petrofund, as the case may be, as the registered holders of Units can be recognized and acted upon at the applicable Meeting. If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder’s name on the records of Penn West or Petrofund. Such Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker. In Canada, the vast majority of such Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Units for their clients. Penn West and Petrofund do not know for whose benefit the Units registered in the name of CDS & Co. are held. The majority of Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of The Canadian Depositary for Securities Limited.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Units held by the Beneficial Holder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the meeting. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Units directly at the Penn West Meeting or the Petrofund Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the applicable Meeting in order to have the Units voted.

Although you may not be recognized directly at the Penn West Meeting or the Petrofund Meeting for the purposes of voting Penn West Units or Petrofund Units registered in the name of your broker or other intermediary, you may attend at the Penn West Meeting or the Petrofund Meeting, as the case may be, as a proxyholder for the Registered Holder and vote your Penn West Units or Petrofund Units in that capacity. If you wish to attend the applicable Meeting and vote your own Penn West Units or Petrofund Units, you must do so as proxyholder for the Registered Holder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Penn West Meeting or the Petrofund Meeting.

Beneficial Unitholders should also instruct their broker or other intermediary to complete the Letter of Transmittal regarding the Arrangement with respect to the Beneficial Unitholder’s Petrofund Units as soon as possible in order to receive the consideration payable pursuant to the Arrangement in exchange for such holder’s Petrofund Units.

See “General Proxy Matters”.

Supplementary Disclosure – Non-Canadian GAAP Measures

This Information Circular contains references to terms commonly used in the oil and gas industry. “Cash flow” or “cash flow from operations”, “distributable cash and income available for distribution” and “cash-on-cash yield” are not defined by Canadian GAAP and are referred to as non-Canadian GAAP measures. Cash flow or cash flow from operations is a useful measure as it demonstrates the amount available to make distributions, repay debt and to fund future growth through capital investment. Management of PWPL and PC also use cash flow to analyze operating performance and leverage of Penn West and Petrofund, respectively. Cash flow should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with Canadian GAAP as an indicator of performance. Penn West’s and Petrofund’s determination of cash flow or cash flow from operations per Unit (basic and diluted) may not be comparable to the calculation of similar measures for other entities. Cash flow or cash flow from operations per Unit is calculated using the basic and diluted weighted average number of Units for the period. Distributable cash and income available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash flow or cash flow from operations, distributable cash and income available for distribution and cash-on-cash yield should not be construed as an alternate to net income (loss) as determined by Canadian GAAP and may not be comparable to similar measures disclosed by other issuers. The reconciliation of cash flow from operations to net income (loss) from operating activities can be found: (i) in the case of Penn West, in Penn West’s management’s discussion and analysis in respect of the year ended December 31, 2005; and (ii) in the case of Petrofund, in Petrofund’s statement of cash flow as detailed in the consolidated financial statements of Petrofund, both of which documents are incorporated by reference in this Information Circular. Management’s discussion and analysis of each of Penn West and Petrofund incorporated herein, also contains other terms such as “total debt”, “net debt” and “netbacks”, which are not recognized measures under Canadian GAAP. Management of PWPL and PC believe these measures are useful supplemental measures of firstly, the total amount of current and long-term debt of Penn West and Petrofund, respectively, and secondly, the amount of revenues received after royalties and operating costs of Penn West and Petrofund, respectively. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income (loss) determined in accordance with Canadian GAAP as measures of performance. Penn West’s and Petrofund’s method of calculating these non-GAAP measures may differ from other entities, and, accordingly, may not be comparable to measures used by other entities. Investors are also cautioned that cash-on-cash yield represents a blend of return of the investor’s initial investment and a return on the investor’s initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.

Information For United States Securityholders

The offer and sale of the securities to be issued to Securityholders in exchange for their Securities under the Arrangement has not been registered under the U.S. Securities Act. Such securities are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act. Penn West has agreed to apply to list the Penn West Units on the NYSE, but there is no assurance that such application will be approved or the timing as to when, if ever, the Penn West Units will begin trading on the NYSE. Further, the ExploreCo Common Shares will not be listed for trading on any United States stock exchange. The solicitation of proxies for the Meetings is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Specifically, information concerning the operations of Penn West, Petrofund and ExploreCo contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited and audited pro forma and historical financial and operating statements of Penn West, Petrofund and ExploreCo included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

However, Petrofund has filed with the SEC an annual report on Form 40-F for the year ended December 31, 2005, and Penn West intends to file with the SEC a registration statement on Form 40-F, each of which includes or will include, as applicable, a reconciliation of the applicable issuer’s audited consolidated financial statements for the years ended December 31, 2005 and 2004 to United States GAAP, as required by Form 40-F. Petrofund’s Form 40-F for the year ended December 31, 2005 and, when filed, Penn West’s registration statement on Form 40-F, may be obtained for free at the SEC’s internet web site at www.sec.gov.

Upon Penn West’s registration statement on Form 40-F becoming effective under the U.S. Securities Act, Penn West will be required to annually file with the SEC annual reports on Form 40-F. Penn West’s annual reports on Form 40-F will be required to include reconciliations of Penn West’s audited consolidated financial statements to United States GAAP. Oil and gas companies are required to apply a “ceiling test” when preparing their financial statements. A company must compare the net capitalized costs of its oil and natural gas properties against a “ceiling value”. If the net capitalized costs exceed the ceiling value, the company must record a non-cash write-down equal to the difference. Under United States GAAP, the calculation of the “ceiling value” must be made using the discounted future net revenues from proved reserves using oil and natural gas prices in effect at the end of the applicable period. Under Canadian GAAP, the ceiling value is initially based on undiscounted future net revenues from proved reserves using forecast prices. Therefore, the maximum ceiling value attributable to oil and natural gas assets is generally lower under United States GAAP than under Canadian GAAP. Accordingly, in a declining commodity price environment, there is more risk of a ceiling test write-down under United States GAAP. Ceiling test write-downs would not reduce Penn West’s reported cash flow.

Data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Penn West, ExploreCo and ExploreCo FinCo are formed under the laws of the Province of Alberta and Petrofund is formed under the laws of the Province of Ontario, that their officers and directors and trustees, as applicable, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Penn West, Petrofund, PWPL, PC, ExploreCo and ExploreCo FinCo and such other Persons are, or will be, located outside the United States.

The U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who were “affiliates” of Penn West, Petrofund, PWPL, PC, ExploreCo, ExploreCo FinCo or the other parties to the Arrangement immediately prior to the Arrangement and Persons who are “affiliates” of Penn West,

PWPL or ExploreCo after the Arrangement. See “The Arrangement – Securities Law Matters – United States” in this Information Circular.

See “United States Federal Income Tax Considerations” for certain information concerning the tax consequences of the Arrangement for Securityholders who are United States taxpayers.

NEITHER THE PENN WEST UNITS NOR THE EXPLORECO COMMON SHARES HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the 1st day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Three Months Ended March 31	Year Ended December 31
	2006	2005	2004	2003

Rate at end of Period	$0.8569	$0.8579	$0.8310	$0.7738
Average rate during Period	0.8739	0.8244	0.7719	0.7205
High	0.8834	0.8690	0.8493	0.7738
Low	0.8529	0.7872	0.7158	0.6350

On May 23, 2006, the noon buying rate for $1.00 Canadian was $0.8949 United States.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including in “Summary Information” and Appendices A, B and H hereto.

“000s” means thousands;

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Acquisition Proposal” means, with respect to Penn West or Petrofund, any inquiry or the making of any proposal to such Party or its unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):  an acquisition from such Party or its unitholders of any securities of such Party (other than on exercise of currently outstanding Penn West Rights or Petrofund Rights, as applicable) or its Subsidiaries; any acquisition of a substantial amount of assets of such Party or its Subsidiaries;  an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries;  any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its Subsidiaries; or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under the Arrangement Agreement or the Arrangement;

“Aggregate Equivalent Vote Amount” means, with respect to any matter, proposition or question which the holder of the Special Voting Unit is entitled to vote upon, consent to, or otherwise act upon at a meeting of Petrofund Unitholders and the holder of the Special Voting Unit, the number of votes that the holder of the Special Voting Unit would be entitled to had the holder exchanged all of the Petrofund Exchangeable Shares then held by the holder for Petrofund Units immediately prior to the record date set for such meeting;

“AmalgamationCo” means the corporation formed upon the amalgamation of PC and Petrofund ExchangeCo pursuant to the Arrangement;

“AMEX” means the American Stock Exchange;

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

“Applicable Laws”, in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Arrangement” means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated April 16, 2006, and amended and restated as of May 23, 2006 among Penn West, PWPL, Petrofund and PC with respect to the Arrangement and all amendments thereto;

“Arrangement Resolution” means the Penn West Arrangement Resolution or the Petrofund Arrangement Resolution, as applicable;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

“Board” or “Board of Directors” means the board of directors of PWPL, PC or ExploreCo, as applicable;

“Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

“Canadian GAAP” means Canadian generally accepted accounting principles as in effect from time to time;

“Certificate” means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

“Closing” means the completion of the transactions contemplated in the Arrangement Agreement;

“Closing Time” shall be after the close of business (Calgary time) on the Effective Date, unless otherwise agreed to by Penn West and Petrofund;

“Commissioner” means the Commissioner of the Competition Bureau appointed under the Competition Act;

“Competition Act” means the Competition Act, R.S. 1985, c. C-34, as amended;

“Confidentiality Agreement” means the confidentiality agreement dated February 24, 2006 between Petrofund and Penn West;

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” means the Canada Revenue Agency;

“Depositary” means CIBC Mellon Trust Company or such other company as may be designated by Penn West and Petrofund;

“Designated Beneficiaries” means a designated beneficiary as defined in the Tax Act;

“Designated Broker” means the broker designated by PC and PWPL to effect the resale of ExploreCo Common Shares under the terms of the Arrangement;

“Dissent Rights” means the right of a registered Securityholder to dissent with respect to the applicable Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with Section 191 of the ABCA, as amended by the Interim Order;

“Dissenting Penn West Unitholders” means registered Penn West Unitholders who validly exercise Dissent Rights;

“Dissenting Petrofund Unitholders” means registered Petrofund Unitholders who validly exercise Dissent Rights;

“Dissenting Securityholders” means Dissenting Penn West Unitholders and Dissenting Petrofund Unitholders, collectively;

“EBITDA” means earnings before interest, taxes and depletion, depreciation and accretion;

“Effective Date” means the date the Arrangement becomes effective under the ABCA;

“Effective Time” means the time prescribed by the ABCA for the Arrangement to be effective, which will be after the close of business on the Effective Date;

“Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the

New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States);

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

“ExploreCo” means 1231818 Alberta Ltd., a corporation incorporated under the ABCA;

“ExploreCo Assets” means, collectively, the Petrofund ExploreCo Assets and the Penn West ExploreCo Assets;

“ExploreCo Board” means the board of directors of ExploreCo as it may be comprised from time to time;

“ExploreCo Common Shares” means the common shares in the capital of ExploreCo;

“ExploreCo Distribution” means the distribution of ExploreCo Common Shares by Penn West to Penn West Unitholders and by Petrofund to Petrofund Unitholders pursuant to the Arrangement, on the basis of 0.20 of an ExploreCo Common Share for each Penn West Unit and 0.12 of an ExploreCo Common Share for each Petrofund Unit;

“ExploreCo Engineering Report” means the report prepared by GLJ dated May 12, 2006 and effective as at March 31, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the ExploreCo Assets as of March 31, 2006;

“ExploreCo FinCo” means 1243838 Alberta Ltd., a corporation incorporated under the ABCA;

“ExploreCo FinCo Common Shares” means the common shares in the capital of ExploreCo FinCo to be issued pursuant to the ExploreCo Private Placement;

“ExploreCo FinCo Warrants” means the common share purchase warrants in the capital of ExploreCo FinCo to be issued pursuant to the ExploreCo Private Placement, each of which will entitle the holder thereof to acquire, assuming the ExploreCo Resolutions are approved at the Penn West Meeting and at the Petrofund Meeting, one (1) ExploreCo Common Share upon exercise in accordance with the terms thereof;

“ExploreCo Option” means an option to purchase an ExploreCo Common Share issued pursuant to the ExploreCo Option Plan;

“ExploreCo Option Plan” means the share option plan of ExploreCo to be considered at the Meetings, as described under the heading “Other Matters to be Considered at the Meetings – ExploreCo Resolutions – Approval of the ExploreCo Option Plan”;

“ExploreCo Private Placement” means the proposed private placement to be completed by ExploreCo FinCo prior to the completion of the Arrangement of up to 4,688,000 ExploreCo FinCo Common Shares at an issue price of $1.86 per share and up to 4,688,000 ExploreCo FinCo Warrants with an exercise price of $2.23 per warrant (which ExploreCo FinCo Common Shares and ExploreCo FinCo Warrants will be exchanged for ExploreCo Common Shares and ExploreCo Warrants at the Effective Time if the ExploreCo Resolutions are approved), as described under the heading “Other Matters to be Considered at the Meetings – ExploreCo Resolutions – Approval of the ExploreCo Private Placement”;

“ExploreCo Resolutions” means, together, the ordinary resolution to approve the ExploreCo Private Placement and the ordinary resolution to approve the ExploreCo Option Plan, each such resolution to be voted upon by the Penn West Unitholders at the Penn West Meeting and the Petrofund Unitholders and the Petrofund Special Voting

Unitholder at the Petrofund Meeting, as described under the heading “Other Matters to be Considered at the Meetings – ExploreCo Resolutions”;

“ExploreCo Service Providers” means the directors, officers, employees and other service providers to ExploreCo and its Subsidiaries;

“ExploreCo Transactions” means the conveyance of the Petrofund ExploreCo Assets and the Penn West ExploreCo Assets to ExploreCo pursuant to the Arrangement and the issuance of ExploreCo Common Shares to Unitholders pursuant to the Arrangement;

“ExploreCo Warrants” means common share purchase warrants to be issued in exchange for the ExploreCo FinCo Warrants prior to the Effective Time, each of which will entitle the holder thereof to acquire one (1) ExploreCo Common Share following the completion of the Arrangement upon exercise in accordance with the terms thereof;

“Fairness Opinions” means, collectively, the Penn West Fairness Opinion and the Petrofund Fairness Opinion, copies of which are attached as Appendices E and F, respectively, to this Information Circular;

“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“GLJ” means GLJ Petroleum Consultants Ltd. (previously Gilbert Laustsen Jung Associates Ltd.);

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

“Holder” means a registered holder of Penn West Units or Petrofund Units (or, where the context requires, a registered holder of Petrofund Special Voting Units), as the case may be, immediately prior to the Effective Time or any Person who surrenders to the Depositary certificates representing Penn West Units or Petrofund Units, as the case may be, duly endorsed for transfer to such Person;

“Information Circular” means this joint information circular and proxy statement dated May 23, 2006, together with all appendices hereto, distributed by Penn West and Petrofund in connection with the Meetings;

“Interim Order” means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX, the AMEX and the NYSE, as applicable);

“Letter of Transmittal” means the letter of transmittal accompanying this Information Circular sent to the Petrofund Unitholders pursuant to which such holders are required to deliver certificates representing Petrofund Units in order to receive the consideration payable to them pursuant to the Arrangement;

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from:  (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Tax Laws, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of May 23, 2006, or (v) any changes arising from matters permitted or contemplated by the Arrangement Agreement or consented to or approved in writing by the Other Party;

“Material Subsidiaries” means, with respect to Penn West, the Penn West Parties (other than Penn West), and with respect to Petrofund, the Petrofund Parties (other than Petrofund) and Petrofund Alternative Energy Ltd.;

“Meeting” means either the Penn West Meeting or the Petrofund Meeting, as the context requires, and “Meetings” means the Penn West Meeting and the Petrofund Meeting;

“MFCorp” means 1237550 Alberta Ltd., a corporation incorporated under the ABCA;

“MFCorp Assets” means all of the property, assets and undertaking of MFCorp of whatsoever nature or kind, present and future, and wheresoever located, including, for greater certainty, the Penn West Special Units (other than $10.00);

“MFCorp Assumed Liabilities” means all of the liabilities and obligations of MFCorp, whether or not reflected on the books of MFCorp;

“MFCorp Shares” means common shares of MFCorp;

“MFCorp Special Shares” means special shares of MFCorp;

“New Penn West Unit” means the trust units of Penn West after the Effective Time, as redesignated pursuant to the Plan of Arrangement;

“NI 51-101” means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

“Non-Resident” means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

“Notice of Joint Petition” means the Notice of Joint Petition to the Court for the Final Order which accompanies this Information Circular;

“Notice of Meetings” means, collectively, the Notice of Annual and Special Meeting of Penn West Unitholders and the Notice of Special Meeting of Petrofund Unitholders which accompanies this Information Circular and “Notice of Meeting” means any one of them, as applicable;

“NPIs” means the net profits interests held by Penn West from time to time;

“NYSE” means the New York Stock Exchange;

“OSC Rule 61-501” means Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions;

“Other Party” means with respect to the applicable Penn West Party(ies), the applicable Petrofund Party(ies) and, with respect to the applicable Petrofund Party(ies), the applicable Penn West Party(ies);

“Parties” means, collectively, the parties to the Arrangement Agreement, and “Party” means any one of them, or where implied by the context, means the Penn West Parties or the Petrofund Parties, as the case may be;

“PC” means Petrofund Corp., a corporation amalgamated under the ABCA;

“PC Common Shares” means the common shares of PC;

“PC NPI Agreement” means the amended and restated net profits interest agreement dated November 8, 2005 and made effective October 1, 2005 between PC and Petrofund;

“Penn West” means Penn West Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Penn West Trust Indenture;

“Penn West Administration Agreement” means the administration agreement dated May 31, 2005 between PWPL and the Penn West Trustee;

“Penn West AIF” means the 2005 Annual Information Form of Penn West dated March 24, 2006 incorporated by reference into this Information Circular;

“Penn West Arrangement Parties” means Penn West, PWPL, Trocana Resources Inc. and Penn West Petroleum;

“Penn West Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to this Information Circular to be voted upon by Penn West Unitholders at the Penn West Meeting;

“Penn West Board” means the board of directors of PWPL as it may be comprised from time to time;

“Penn West Credit Facilities” means the unsecured, extendible, three year revolving syndicated credit facility with an aggregate borrowing limit of $1,170 million that expires on May 31, 2009, plus a $50 million operating facility;

“Penn West Disclosure Letter” means the disclosure letter dated April 16, 2006 from Penn West and PWPL to Petrofund;

“Penn West DRIP” means the distribution reinvestment and optional unit purchase plan of Penn West;

“Penn West Fairness Opinion” means the opinion of Scotia Capital Inc. dated May 23, 2006, a copy of which is attached as Appendix E to this Information Circular;

“Penn West Incentive Plan” means the unit rights incentive plan of Penn West;

“Penn West Meeting” means the annual and special meeting of Penn West Unitholders to be held to consider the Penn West Arrangement Resolution and related matters, and any adjournment thereof;

“Penn West Note Indentures” means the note indenture dated May 31, 2005 between Penn West AcquisitionCo Inc. (now PWPL) and CIBC Mellon Trust Company, providing for the issuance of interest bearing, unsecured, subordinated promissory notes of Penn West AcquisitionCo Inc. and the note indenture dated May 31, 2005 between PWPL and CIBC Mellon Trust Company providing for the issuance of interest bearing, unsecured, subordinated promissory notes of PWPL;

“Penn West Notes” means the promissory notes issued pursuant to the Penn West Note Indentures;

“Penn West NPI Agreement” means the net profits interest agreement dated May 31, 2005 between Penn West and PWPL;

“Penn West Operating Entities” means PWPL, Trocana Resources Inc. and Penn West Petroleum;

“Penn West Parties” means, collectively and taken as a whole, Penn West, PWPL and Trocana Resources Inc., each a direct or indirect wholly-owned Subsidiary of Penn West, and “Penn West Party” means any one of them;

“Penn West Partnership Agreement” means the amended and restated partnership agreement dated May 31, 2005 between PWPL, Trocana Resources Inc. and Northern Reef Exploration Ltd. (now amalgamated with PWPL) and Penn West Exploration Ltd. (now amalgamated with PWPL);

“Penn West ExploreCo Assets” means the assets of the Penn West Operating Entities identified in the letter agreement dated May 23, 2006 between PC and PWPL and such additional or other assets of the Penn West Operating Entities, if any, as Petrofund and Penn West may mutually agree, to be transferred to ExploreCo pursuant to the Arrangement;

“Penn West ExploreCo Conveyance” means the conveyance of the Penn West ExploreCo Assets to ExploreCo pursuant to the Penn West ExploreCo Conveyance Agreement;

“Penn West ExploreCo Conveyance Agreement” means the agreement or agreements to be entered into between the applicable Penn West Operating Entities and ExploreCo, in form satisfactory to each of Petrofund and Penn West, acting reasonably, effecting the sale of the Penn West ExploreCo Assets and payment of cash to ExploreCo for ExploreCo Common Shares;

“Penn West Record Date” means the close of business on May 23, 2006;

“Penn West Report” means the report prepared by GLJ dated March 10, 2006 and effective as at December 31, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Penn West and PWPL as of December 31, 2005;

“Penn West Rights” means the rights to acquire Penn West Units issued under the Penn West Incentive Plan;

“Penn West Savings Plan” means the employee trust unit savings plan pursuant to which employee contributions and Penn West contributions are used to acquire Penn West Units from treasury or in the open market;

“Penn West Special Units” means the special trust units of Penn West;

“Penn West Support Agreements” means the support agreements entered into by the directors and officers of PWPL which agreements provide that, among other things, such Penn West Unitholders will vote in favour of the Arrangement;

“Penn West Termination Fee” means the applicable termination fee payable upon the occurrence of specified events, as described under “The Arrangement – Arrangement Agreement – Agreement as to Damages and Other Arrangements – Penn West Damages”;

“Penn West Trust Indenture” means the amended and restated trust indenture dated May 31, 2005 between the Penn West Trustee and PWPL, as such indenture may be further amended by supplemental indentures from time to time or as may be amended and restated from time to time;

“Penn West Trustee” means CIBC Mellon Trust Company, in its capacity as the trustee under the Penn West Trust Indenture;

“Penn West Unitholders” means the holders from time to time of Penn West Units;

“Penn West Units” means, prior to the Effective Time, the trust units of Penn West and, after the Effective Time, the New Penn West Units;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Petrofund” means Petrofund Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Ontario pursuant to the Petrofund Trust Indenture;

“Petrofund AIF” means the 2005 Annual Information Form of Petrofund dated March 15, 2006 incorporated by reference into this Information Circular;

“Petrofund Arrangement Parties” means Petrofund, PC, PVT and Petrofund ExchangeCo;

“Petrofund Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Appendix B to this Information Circular to be voted upon by Petrofund Unitholders and Petrofund Special Voting Unitholder at the Petrofund Meeting;

“Petrofund Assets” means all of the property, assets and undertaking of Petrofund of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by Petrofund’s direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Petrofund (other than one (1) Penn West Unit), but excluding, in all cases, an amount that Petrofund may be required to pay to Dissenting Petrofund Unitholders pursuant to the Plan;

“Petrofund Assumed Liabilities” means all of the liabilities and obligations of Petrofund, whether or not reflected on the books of Petrofund, but excluding, in all cases, an amount that Petrofund may be required to pay to Dissenting Petrofund Unitholders pursuant to the Plan;

“Petrofund Board” means the board of directors of PC as it may be comprised from time to time;

“Petrofund Credit Facilities” means Petrofund’s secured revolving syndicated credit facility with an aggregate borrowing limit of $600 million that expires on April 28, 2007 (unless further extended), plus a $50 million revolving working capital operating facility;

“Petrofund Disclosure Letter” means the disclosure letter dated April 16, 2006 from Petrofund and PC to Penn West;

“Petrofund DRIP” means the distribution reinvestment and optional unit purchase plan of Petrofund;

“Petrofund Exchangeable Shareholders” means holders of Petrofund Exchangeable Shares;

“Petrofund Exchangeable Shares” means the non-voting exchangeable shares in the capital of PC;

“Petrofund ExchangeCo” means 1518274 Ontario Limited, a corporation incorporated under the laws of Ontario and continued under the ABCA and a wholly-owned Subsidiary of Petrofund;

“Petrofund ExchangeCo Shares” means the common shares in the capital of Petrofund ExchangeCo;

“Petrofund Fairness Opinion” means the opinion of CIBC World Markets Inc. dated May 23, 2006, a copy of which is attached as Appendix F to this Information Circular;

“Petrofund Incentive Plans” means, collectively, the Petrofund LTIP, the Petrofund Restricted Unit Plan and the Petrofund Unit Rights Incentive Plan;

“Petrofund LTIP” means Petrofund’s long term incentive plan approved by the Petrofund Board on February 17, 2004;

“Petrofund Meeting” means the special meeting of Petrofund Unitholders and Petrofund Special Voting Unitholder to be held to consider the Petrofund Arrangement Resolution and related matters, and any adjournment thereof;

“Petrofund NPI Agreements” means, collectively, the PC NPI Agreement and PVT NPI Agreement;

“Petrofund Operating Entities” means PC and PVT;

“Petrofund Parties” means, collectively and taken as a whole, Petrofund, PC, PVT and Petrofund Alternative Energy Ltd., each a direct or indirect wholly-owned Subsidiary of Petrofund, and “Petrofund Party” means any one of them;

“Petrofund ExploreCo Assets” means the assets of the Petrofund Operating Entities identified in the letter agreement dated May 23, 2006 between PC and PWPL and such additional or other assets of the Petrofund Operating Entities, if any, as Petrofund and Penn West may mutually agree, to be transferred to ExploreCo pursuant to the Arrangement;

“Petrofund ExploreCo Conveyance” means the conveyance of the Petrofund ExploreCo Assets pursuant to the Petrofund ExploreCo Conveyance Agreement;

“Petrofund ExploreCo Conveyance Agreement” means the agreement or agreements to be entered into between the applicable Petrofund Operating Entities and ExploreCo, in form satisfactory to each of Petrofund and Penn West, acting reasonably, effecting the sale of the Petrofund ExploreCo Assets to ExploreCo for ExploreCo Common Shares and cash;

“Petrofund Record Date” means the close of business on May 23, 2006;

“Petrofund Report” means the report prepared by GLJ dated February 9, 2006 and effective as at December 31, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Petrofund as of December 31, 2005;

“Petrofund Restricted Unit Plan” means the restricted unit plan of PC approved by the Petrofund Board on February 17, 2004;

“Petrofund Rights” means, collectively, all rights to receive or acquire Petrofund Units under the Petrofund Incentive Plans;

“Petrofund Securities” means, collectively, the Petrofund Units and the Petrofund Exchangeable Shares;

“Petrofund Securityholders” means, collectively, the Petrofund Unitholders and the Petrofund Exchangeable Shareholders;

“Petrofund Special Distribution” means the distribution by Petrofund of the amount of $1.10 per Petrofund Unit in cash to holders of Petrofund Units and which has been deposited by Petrofund with the Depositary prior to the Effective Time;

“Petrofund Special Voting Unitholder” means the holder from time to time of the Special Voting Unit;

“Petrofund Support Agreements” means the support agreements entered into by the directors and officers of PC which agreements provide that, among other things, such Petrofund Unitholders will vote in favour of the Arrangement and any holders of Petrofund Exchangeable Shares will exchange all Petrofund Exchangeable Shares held by them for Petrofund Units prior to the Effective Date;

“Petrofund Termination Fee” means the applicable termination fee payable upon the occurrence of specified events, as described under “The Arrangement – Arrangement Agreement – Agreement as to Damages and Other Arrangements – Petrofund Damages”;

“Petrofund Trust Indenture” means the amended and restated trust indenture dated as of November 16, 2004 between the Petrofund Trustee and PC, as may be amended, supplemented or restated from time to time;

“Petrofund Trustee” means Computershare Trust Company of Canada, in its capacity as the trustee under the Petrofund Trust Indenture;

“Petrofund Unit Rights Incentive Plan” means the incentive plan established by Petrofund on January 30, 2001, authorizing the issuance of options to acquire Petrofund Units to directors, senior officers, employees and consultants of PC and certain related parties;

“Petrofund Unitholders” means the holders from time to time of Petrofund Units;

“Petrofund Units” means the trust units of Petrofund;

“Plan” or “Plan of Arrangement” means the plan of arrangement attached as Exhibit A to Appendix D to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

“PP” means Penn West Petroleum, a general partnership, the partners of which are PWPL and Trocana Resources Inc.;

“Public Record” means all information filed by either Penn West or Petrofund, as the case may be, after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

“PVT” means the Petrofund Ventures Trust, a trust created under the laws of the Province of Alberta and a wholly-owned Subsidiary of Petrofund;

“PVT NPI Agreement” means the amended and restated net profits agreement dated November 8, 2005 and made effective October 1, 2005 between PC, as trustee of PVT, and Petrofund;

“PVT Units” means the trust units of PVT;

“PWPL” means Penn West Petroleum Ltd., a corporation amalgamated under the ABCA;

“PWPL Common Shares” means the common shares in the capital of PWPL;

“Record Date” means the Penn West Record Date or the Petrofund Record Date, as applicable;

“Registered Holder” means the Person whose name appears on the register of Penn West, Petrofund or PC, as applicable, as the owner of Penn West Units, Petrofund Units or Petrofund Special Voting Units;

“Registrar” means the Registrar appointed under Section 263 of the ABCA;

“Regulation Q-27” means Regulation Q-27 Respecting Protection of Minority Shareholders in the Course of Certain Transactions (Québec);

“Regulation S” means Regulation S under the U.S. Securities Act;

“Resident” means a person who is not a Non-Resident;

“Sale Proceeds” means the proceeds received by the Designated Broker from the resale of ExploreCo Common Shares as contemplated by the Plan, based on the average price obtained by the Designated Broker for all of the ExploreCo Common Shares that were transferred to the Designated Broker for sale pursuant to the Plan;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means the Penn West Units and/or Petrofund Units, as the case may be;

“Securities Authorities” means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

“Securityholders” means the holders from time to time of Penn West Units and/or Petrofund Units, as the case may be;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Special Voting Unit” means the special voting unit of Petrofund, which entitles the holder of record of the Petrofund Exchangeable Shares to a number of votes at the Petrofund Meeting equal to the Aggregate Equivalent Vote Amount;

“Subsidiary” means, with respect to any Person, an entity which is a subsidiary (within the meaning set forth in the ABCA) of such Person (assuming for such purposes, if such Person is not a body corporate, as if such Person were a body corporate) and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a body corporate;

“Tax” or “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Penn West or Petrofund (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

“Tax Returns” shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S;

“United States Securityholders” or “United States Securityholder” means any Securityholder who is, at the Effective Time, in the United States;

“Unitholder” means a holder of Penn West Units or Petrofund Units, as applicable; and

“Units” means Penn West Units or Petrofund Units, as applicable.

CONVENTIONS

Certain terms used herein are defined in the “Glossary of Terms”. Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGL	natural gas liquids

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
Bcf	billion cubic feet
GJ	gigajoule

Other

AECO	EnCana Corporation’s natural gas storage facility located at Suffield, Alberta
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas
Boe/d	barrel of oil equivalent per day
C$	Canadian dollars
m3	cubic metres
MBoe	1,000 barrels of oil equivalent
MMboe	million barrels of oil equivalent
MM	million
U.S.$	United States dollars
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade
$000s	thousands of dollars

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms not otherwise defined herein are defined in the “Glossary of Terms”.

The Penn West Meeting

The Penn West Meeting will be held in the Ballroom of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on June 28, 2006, commencing at 2:00 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Penn West Meeting will be: (i) to consider and vote upon the Penn West Arrangement Resolution; (ii) to consider and vote upon the ExploreCo Resolutions, which are comprised of a resolution to approve the ExploreCo Option Plan and a resolution to approve the ExploreCo Private Placement; (iii) to receive and consider the consolidated financial statements of Penn West for the year ended December 31, 2005 and the auditor’s report thereon; (iv) to fix the number of directors of PWPL to be elected at the Penn West Meeting and to elect the directors of PWPL for the ensuing year; (v) to appoint the auditors of Penn West for the ensuing year and to authorize the directors of PWPL to fix the auditor’s remuneration; and (vi) to transact such further and other business as may properly be brought before the Penn West Meeting or any adjournment thereof. See “The Arrangement”, “Other Matters to be Considered at the Meetings – ExploreCo Resolutions” and “Other Matters to be Considered at the Penn West Meeting”.

The Petrofund Meeting

The Petrofund Meeting will be held in the Strand-Tivoli Room of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on June 28, 2006, commencing at 9:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Petrofund Meeting will be: (i) to consider and vote upon the Petrofund Arrangement Resolution; (ii) to consider and vote upon the ExploreCo Resolutions, which are comprised of a resolution to approve the ExploreCo Option Plan and a resolution to approve the ExploreCo Private Placement; and (iii) to transact such further and other business as may properly be brought before the Petrofund Meeting or any adjournment thereof. See “The Arrangement” and “Other Matters to be Considered at the Meetings – ExploreCo Resolutions”.

Background to the Arrangement

Each of the Petrofund Board and the Penn West Board periodically reviews strategic objectives and considers possible business combination opportunities. Each of the respective boards generally reviewed the prospect of a possible business combination of Penn West and Petrofund at a number of meetings held during late February, March and early April of 2006. At these meetings, the Petrofund Board and the Penn West Board both authorized senior members of management of PC and PWPL, respectively, to proceed with negotiations with respect to a possible business combination of Penn West and Petrofund. On March 24, 2006, CIBC World Markets Inc. was contacted by Petrofund to provide financial advice to Petrofund with respect to the proposed business combination and on April 7, 2006, CIBC World Markets Inc. was formally engaged as Petrofund’s exclusive financial advisor.

On April 7, 2006, the Petrofund Board met with management of PC, CIBC World Markets Inc. and its legal advisors, Macleod Dixon LLP, to review the opportunity as it had developed to that time. The Petrofund Board also appointed a special committee (the “Petrofund Special Committee”) composed of Messrs. Newhouse, Allard and Potter to consider issues relating to the assets proposed to be contributed to ExploreCo, the terms of the ExploreCo Private Placement, any compensation or incentive arrangements to be adopted by ExploreCo and any other ancillary arrangements between management and ExploreCo in connection with a proposed transaction. After receiving the presentation from CIBC World Markets Inc. and a presentation from management regarding the proposed terms of a possible business combination with Penn West and related information regarding Penn West, the Petrofund Board authorized PC’s senior officers to proceed with negotiations on the terms presented. The Petrofund Board subsequently met on April 13, 2006 with management of PC, its legal advisors and CIBC World Markets Inc. to thoroughly review the proposed opportunity that had developed to that time. At that meeting, CIBC World Markets Inc. provided the Petrofund Board with financial advice regarding the proposed transaction, including its view as to the fairness, from a financial point of view, of the consideration to be received by the Petrofund Unitholders under the proposed transaction. The Petrofund Board was also advised by its legal advisors as to the proposed structure of the transaction and terms of a draft Arrangement Agreement. The Petrofund Board met again on April 16, 2006 to review the terms of the proposed transaction. At that meeting, CIBC World Markets Inc. reconfirmed its view as to the fairness, from a financial point of view, of the consideration to be received by the Petrofund Unitholders under the proposed transaction. After duly considering the financial aspects and other considerations relating to the proposed transaction, including the terms of the proposed Arrangement Agreement and its duties and responsibilities to Petrofund Unitholders, the Petrofund Board unanimously approved the execution of an arrangement agreement providing for the business combination of Penn West and Petrofund, and concluded that the proposed transaction was in the best interests of Petrofund and the Petrofund Unitholders and was fair, to the Petrofund Unitholders, and resolved to recommend that the Petrofund Unitholders vote their Petrofund Units in favour of the Arrangement.

On April 11, 2006, Scotia Capital Inc. was contacted by Penn West to provide financial advice to Penn West with respect to the proposed business combination. The Penn West Board met on April 11, 2006 with management of PWPL and its legal advisors, Burnet, Duckworth & Palmer LLP, to thoroughly review the opportunity as it had developed to that time. After receiving a thorough presentation from management of PWPL regarding the proposed terms on which a possible business combination would be conducted and related information in respect of Petrofund, ExploreCo and the merged trust, the Penn West Board authorized PWPL’s senior officers to proceed with negotiations on the terms presented. The Penn West Board subsequently met on April 15, 2006 with management of PWPL, its legal advisors and Scotia Capital Inc. At this meeting, Scotia Capital Inc. was formally engaged by Penn West to provide financial advice to Penn West with respect to the proposed business combination and made a detailed presentation to the Penn West Board with respect to the financial aspects of the proposed business combination. At the conclusion of its presentation, Scotia Capital Inc. provided the Penn West Board with its verbal opinion that, on the basis of the particular assumptions and considerations presented to the Penn West Board, Scotia Capital Inc. was of the opinion that, as at April 15, 2006, the consideration to be paid to Petrofund Unitholders under the proposed merger transaction was fair, from a financial point of view, to the Penn West Unitholders. The Penn West Board was also advised by its legal advisors as to the proposed structure of the transaction and terms of the draft Arrangement Agreement. After duly considering the financial aspects and other considerations relating to the proposed transaction, including the terms of the proposed Arrangement Agreement and its duties and responsibilities to Penn West Unitholders, the Penn West Board unanimously approved the execution of an arrangement agreement providing for the business combination of Penn West and Petrofund, and concluded that the proposed transaction was in the best interests of Penn West and the Penn West Unitholders, was fair to the Penn West Unitholders, and resolved to recommend that the Penn West Unitholders vote their Penn West Units in favour of the Arrangement.

On the evening of April 16, 2006, Penn West, PWPL, Petrofund and PC entered into the original Arrangement Agreement providing for the proposed Arrangement and the transaction was publicly announced. In addition, effective as of April 16, 2006, the directors and officers of PWPL entered into the Penn West Support Agreements and the directors and officers of PC entered into the Petrofund Support Agreements.

The Petrofund Special Committee met on May 11, 2006, May 17, 2006 and May 18, 2006 in connection with its mandate relating to certain aspects of the Arrangement relating to ExploreCo as described above. On May 23, 2006, the Petrofund Board reconvened to consider the amended and restated Arrangement Agreement which, among other things, incorporated the Plan of Arrangement. At this meeting, CIBC World Markets Inc. reconfirmed its view as to the fairness, from a financial point of view, of the consideration to be received by the Petrofund Unitholders under the proposed transaction and indicated that it would deliver the Petrofund Fairness Opinion on May 23, 2006. After duly considering the report of the Petrofund Special Committee and the financial and other considerations relating to the Arrangement including the terms of the amended and restated Arrangement Agreement, subject to the receipt of the Petrofund Fairness Opinion, the Petrofund Board unanimously approved the execution of the amended and restated Arrangement Agreement, and confirmed its previous determinations that the proposed transaction was in the best interests of Petrofund and the Petrofund Unitholders and fair to the Petrofund Unitholders, and resolved to recommend that the Petrofund Unitholders vote their Petrofund Units in favour of the Arrangement and the ExploreCo Resolutions. The Petrofund Fairness Opinion was delivered to the Petrofund Board on May 23, 2006.

On May 23, 2006, the Penn West Board reconvened to consider the amended and restated Arrangement Agreement which, among other things, incorporated the Plan of Arrangement. At this meeting, management of PC and Penn West’s legal advisors advised the Penn West Board of the material amendments reflected in the draft amended and restated Arrangement Agreement and the material terms of the Plan of Arrangement. Management of PWPL confirmed that Scotia Capital Inc. had advised that it would deliver the Penn West Fairness Opinion prior to mailing the Information Circular. After duly considering the report of management and the financial and other considerations relating to the Arrangement, including the terms of the amended and restated Arrangement Agreement, subject to the receipt of the Penn West Fairness Opinion, the Penn West Board unanimously approved the execution of the amended and restated Arrangement Agreement, and confirmed its previous determinations that the proposed transaction was in the best interests of Penn West and the Penn West Unitholders, was fair to the Penn West Unitholders, and its recommendation that the Penn West Unitholders vote their Penn West Units in favour of the Arrangement and the ExploreCo Resolutions. The Penn West Fairness Opinion was delivered to the Penn West Board on May 25, 2006.

Effective as of May 23, 2006, Penn West, PWPL, Petrofund and PC entered into the amended and restated Arrangement Agreement.

Reasons for the Arrangement

The combination of Penn West and Petrofund will result in the creation of the largest conventional oil and gas trust in North America with an enterprise value of approximately $11 billion. Penn West and Petrofund believe that the Arrangement will allow Penn West Unitholders and Petrofund Unitholders to participate in a larger, stronger and more efficient trust that will be better positioned to pursue the existing business models of Penn West and Petrofund, which emphasizes long-term sustainability. Penn West and Petrofund believe that following the Arrangement, Penn West will possess high quality, long life assets, an extensive portfolio of internal growth opportunities and a strong financial position and management team, all of which will contribute to achieving the primary objective of long-term sustainability.

Penn West and Petrofund believe that there are a number of benefits to Penn West Unitholders and Petrofund Unitholders which are anticipated to result from the Arrangement and the transactions contemplated thereby, including:

•      The combined trust will have initial production of approximately 135,000 Boe/d, balanced between oil and natural gas, and weighted 86% to light oil, natural gas and NGLs, which will allow Penn West to maintain high operating netbacks.

•      The combined trust will hold a large and diverse portfolio of high quality, low decline and long life assets with a reserve life index of approximately 10.5 years on a proved plus probable basis.

•      The larger capital program of the combined trust will allow its large undeveloped land base to be exploited faster and more effectively.

•      Penn West and Petrofund both own interests in major light oil properties that are highly amenable to production and reserve increases using enhanced recovery techniques, including carbon dioxide flooding.

•      The combined trust will have additional opportunities for unconventional growth, including the Peace River Oil Sands Project, an extensive program of farming out undeveloped land and the development of coal bed methane.

•      The combined trust will have a greater weighting in the Canadian stock exchange indices, and may receive increased attention from both institutional and individual investors.

•      The increased size of the combined trust will further enhance its ability to pursue large scale, multi-year projects and acquisitions.

•      The combined trust will have a strong balance sheet and conservative pay out ratio.

•      The combined trust is expected to realize administrative and operating efficiencies through economies of scale.

•      It is expected that the enhanced scale of the combined trust will allow it to more effectively compete for new assets and oilfield service resources, generating efficiencies of operation.

In addition, the Arrangement provides the Penn West Unitholders and the Petrofund Unitholders with the opportunity to participate in the potential upside of a new, growth oriented exploration company through ExploreCo. The ExploreCo Assets hold the potential for significant growth and value upside with exploration success. The ExploreCo management team has a proven record of exploration success and intends to build on its exploration successes to maximize the value of the ExploreCo Assets and compliment such exploration with the acquisition of additional properties.

Under the Arrangement, the conveyance of the ExploreCo Assets from Penn West and Petrofund to ExploreCo is conditional upon the ExploreCo Resolutions being passed at the Penn West Meeting and at the Petrofund Meeting approving the ExploreCo Private Placement and the ExploreCo Option Plan. Participation in the ExploreCo Private Placement and ExploreCo Option Plan has been offered to proposed or acting directors, officers and key employees and service providers of ExploreCo as a material inducement to the acceptance of their positions with ExploreCo. ExploreCo’s success will depend in large measure on such key individuals. Failure to obtain the requisite securityholder approval for the ExploreCo Resolutions may result in such key individuals not accepting their proposed positions with ExploreCo. The loss of the services of such key personnel could have a material adverse effect on ExploreCo, and therefore the creation of ExploreCo as a going concern is conditional upon the ExploreCo Resolutions being approved. Assuming the ExploreCo Resolutions do receive the requisite securityholder approval, the ExploreCo Common Shares will be distributed to the Penn West Unitholders and Petrofund Unitholders on the basis set forth in the Arrangement. Participation in the ExploreCo Private Placement and the ExploreCo Option Plan by the senior professionals of ExploreCo is designed to align the interests of such professionals with the interests of the shareholders of ExploreCo (being the Penn West Unitholders and the former Petrofund Unitholders). The securities to be received pursuant to the ExploreCo Private Placement are subject to escrow and vesting provisions, as applicable, over periods of up to 24 months.

Effect of the Arrangement

General

The Arrangement will result in the merger of Penn West and Petrofund and the potential for the creation of ExploreCo as a new publicly traded junior exploration company. Pursuant to the terms of the Plan of Arrangement:

•      Petrofund Unitholders will receive, for each Petrofund Unit held, 0.60 of a Penn West Unit;

•      Petrofund Unitholders will receive the Petrofund Special Distribution in the amount of $1.10 in cash per Petrofund Unit; and

•      provided that the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting, Penn West Unitholders and Petrofund Unitholders will receive ExploreCo Common Shares on the basis of 0.20 of an ExploreCo Common Share for each Penn West Unit held, and 0.12 of an ExploreCo Common Share for each Petrofund Unit held.

In the event that the ExploreCo Resolutions are not approved at the Penn West Meeting and the Petrofund Meeting, the ExploreCo Assets will not be conveyed by Penn West and Petrofund to ExploreCo but rather will remain part of the combined trust following the completion of the Arrangement, and Penn West Unitholders and Petrofund Unitholders will not receive any ExploreCo Common Shares under the Arrangement.

Effect on Holders of Penn West Units

Pursuant to the Arrangement, the Penn West Trust Indenture will be amended and restated such that the Penn West Units will be redesignated as New Penn West Units. The rights and privileges attaching to the New Penn West Units will be substantially the same as the rights and privileges attaching to the Penn West Units, except for the right to receive the distribution of ExploreCo Common Shares described below and an amendment relating to the elimination of Non-Resident ownership constraints in respect of the New Penn West Units. In addition, provided that the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting, Penn West Unitholders of record at the close of business on the Effective Date of the Arrangement will receive a distribution of ExploreCo Common Shares on the basis of 0.20 of an ExploreCo Common Share for each Penn West Unit held on the Effective Date. In the event that the ExploreCo Resolutions are not approved at the Penn West Meeting and the Petrofund Meeting, the ExploreCo Assets will not be conveyed by Penn West and Petrofund to ExploreCo, and Penn West Unitholders will not receive any ExploreCo Common Shares under the Arrangement. See “The Arrangement – Details of the Arrangement – Arrangement Steps”, “Canadian Federal Income Tax Considerations”, “United States Federal Income Tax Considerations”, “The Arrangement – Procedure for Redesignation of Penn West Units and Receipt of ExploreCo Common Shares by Penn West Unitholders” and Appendix H, “Information Concerning 1231818 Alberta Ltd.”.

Effect on Holders of Petrofund Units and Petrofund Exchangeable Shares

Pursuant to the Arrangement, Petrofund Unitholders will receive for each Petrofund Unit held:

•      0.60 of a Penn West Unit;

•      the Petrofund Special Distribution in the amount of $1.10 per Petrofund Unit; and

•      provided that the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting, 0.12 of an ExploreCo Common Share.

The holder of all of the issued and outstanding Petrofund Exchangeable Shares has agreed to exchange all Petrofund Exchangeable Shares held by such holder for Petrofund Units prior to the Effective Time. Therefore, the Petrofund Exchangeable Shareholder will become a Petrofund Unitholder prior to the Effective Time and will participate in the Arrangement on the same basis as all other Petrofund Unitholders.

See “The Arrangement – Details of the Arrangement – Arrangement Steps”, “Canadian Federal Income Tax Considerations”, “United States Federal Income Tax Considerations”, “The Arrangement – Procedure for Exchange of Petrofund Units” and Appendix H, “Information Concerning 1231818 Alberta Ltd.”.

Effect on Holders of Penn West Rights and Petrofund Rights

Penn West Rights

The Arrangement will not result in a “change of control” for the purposes of the Penn West Incentive Plan. The Penn West Board has resolved to amend the Penn West Incentive Plan to provide for anti-dilution provisions which reduce the exercise price of all outstanding Penn West Rights (other than Penn West Rights held by insiders of Penn West) by the net asset value of the ExploreCo Common Shares distributed to Penn West Unitholders and Petrofund Unitholders. The Penn West Board has determined that it is appropriate to amend the Penn West Incentive Plan in order to ensure that all securityholders of Penn West are treated equally and fairly pursuant to the Arrangement. See “Statement of Executive Compensation of Penn West – Penn West Incentive Plan” for details regarding the reduction of the exercise price of outstanding Penn West Rights.

Petrofund Rights

The Arrangement will result in a “change of control” for the purposes of the Petrofund Incentive Plans, with the result that all Petrofund Rights issued and outstanding thereunder shall fully vest and be fully exercisable in connection with the Arrangement. As a result, holders of Petrofund Rights may participate in the Arrangement by exercising such Petrofund Rights in accordance with their terms and receiving cash (if applicable) or Petrofund Units prior to the Effective Date. It is a condition to the completion of the Arrangement that all Petrofund Rights shall have been exercised or terminated prior to the Effective Date. See “Interests of Certain Persons or Companies in the Matters to be Acted Upon – Petrofund and PC”.

Effect on Distributions

The distribution to be paid to Penn West Unitholders for the month of June 2006 will not be affected by the proposed Arrangement and will be paid in the usual manner, although the record date for the June 2006 distribution (which is payable on July 14, 2006) will be June 29, 2006 (rather than the last day of June).

The distribution to be paid to Petrofund Unitholders for the month of June 2006 will not be affected by the proposed Arrangement and will be paid in the usual manner. Therefore, Petrofund Unitholders of record on June 16, 2006 will receive their regular monthly cash distribution on June 30, 2006. This will be the last regular monthly distribution paid by Petrofund. Because Penn West and Petrofund have historically had different record dates, and in recognition of the fact that Petrofund will not pay a regular distribution for the period from June 17, 2006 to June 30, 2006 (the anticipated Effective Date of the Arrangement), Petrofund Unitholders will receive a $0.10 special distribution per Petrofund Unit, which represents a portion of the Petrofund Special Distribution of $1.10 per Petrofund Unit that is payable to Petrofund Unitholders pursuant to the Arrangement.

If the Effective Date occurs on June 30, 2006, as currently scheduled, the first distribution of Penn West that all Penn West Unitholders (including former Petrofund Unitholders) will receive following the Effective Date is the distribution anticipated to be paid to Penn West Unitholders of record on July 31, 2006, which is anticipated to be paid on August 15, 2006. Subject to stable business conditions, including, among other things, stable commodity pricing, Penn West has established a post-merger distribution policy which will result in a distribution of $0.34 per Penn West Unit per month, commencing with the first distribution payable following closing of the Arrangement. See “Distributable Cash”. It is expected that this level of distribution would represent a payout ratio of approximately 65% for the merged trust based on commodity prices in effect as of the date of this Information Circular. Future distributions and the actual payout ratio will be subject to the discretion of the Penn West Board and may vary depending on, among other things, the current and anticipated commodity price environment. See “Pro Forma Information of Penn West After Giving Effect to the Arrangement – Risk Factors”.

Effect on Petrofund DRIP

Petrofund has suspended the Petrofund DRIP effective June 1, 2006 such that all distributions by Petrofund after the Petrofund distribution paid on May 31, 2006 to holders of record as of May 16, 2006, will not be eligible for reinvestment under Petrofund’s DRIP. If the Arrangement is completed on June 30, 2006 as expected, the Petrofund DRIP will be terminated on that date.

Details of the Arrangement

General

The Arrangement will result in the merger of Penn West and Petrofund, pursuant to which all of the issued and outstanding Petrofund Units (including all Petrofund Units issued on exchange of all of the issued and outstanding Petrofund Exchangeable Shares and Petrofund Units issued on exercise of outstanding Petrofund Rights, as applicable) will be exchanged for Penn West Units. In addition, the Arrangement provides for the creation of ExploreCo as a new junior oil and natural gas exploration and development company owning certain of Penn West’s and Petrofund’s oil and natural gas assets and undeveloped lands if the ExploreCo Resolutions are approved at the Meetings. The assets of Penn West will be predominantly mature, lower risk assets, and the assets of ExploreCo will be predominantly higher growth assets with potentially significant exploration and development upside. For further information in respect of Penn West following the completion of the Arrangement, see “Pro Forma Information of Penn West After Giving Effect to the Arrangement” and Appendix G, “Penn West Pro Forma Financial Statements”. For further information in respect of ExploreCo, see Appendix H, “Information Concerning 1231818 Alberta Ltd.”.

Penn West will retain key personnel from both entities and will continue to be led by William Andrew as President and Chief Executive Officer. The executive team will also include David Middleton as Executive Vice-President and Chief Operating Officer, Thane Jensen as Senior Vice-President, Exploration and Development, Todd Takeyasu as Vice-President, Finance, William Tang Kong as Vice-President, Corporate Development, Anne Thomson as

Vice-President, Exploration, Eric Obreiter as Vice-President, Production, Gregg Gegunde as Vice-President, Development and Kristian Tange as Vice-President, Business Development. Subject to the receipt of Penn West Unitholder approval at the Penn West Meeting, the Penn West Board, including the Chairman John A. Brussa, William E. Andrew, Thomas E. Phillips, James C. Smith, Murray R. Nunns and George H. Brookman, will remain in place and will be supplemented by the addition of Jeffery E. Errico, James E. Allard and Frank Potter from the Petrofund Board.

Assuming the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting and ExploreCo is created, ExploreCo will acquire key personnel from Petrofund and will be led by Jeffrey Newcommon as President and Chief Executive Officer. The executive team will also include Glen Fischer as Chief Operating Officer and Steven Mackay as Vice-President, Exploration. The ExploreCo Board will include Jeffery E. Errico, as Executive Chairman, William E. Andrew, Jeffrey D. Newcommon and Sandra S. Cowan.

Following the Arrangement, assuming the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting and ExploreCo is created, Penn West is expected to have approximately 515 MMboe of proved plus probable reserves, a proved plus probable reserve life index of approximately 10.5 years, a diversified production base of approximately 135,000 Boe/d comprised of approximately 38% light oil and NGLs, 48% natural gas and 14% heavy oil and approximately 4.25 million net acres of undeveloped land.

Following the Arrangement, assuming the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting and ExploreCo is created, ExploreCo is expected to have 4.3 MMboe of proved plus probable reserves, a production base of approximately 1,350 Boe/d comprised of approximately 10% light/medium oil and NGLs and 90% natural gas, a drilling inventory of 15 to 20 drilling locations and approximately 150,000 net acres of undeveloped land. In the event that the ExploreCo Resolutions are not approved at the Penn West Meeting and the Petrofund Meeting, the ExploreCo Assets will not be conveyed by Penn West and Petrofund to ExploreCo, but rather will remain part of the combined trust following the completion of the Arrangement.

Pre-Arrangement Steps – ExploreCo Private Placement

Prior to the completion of the Arrangement, ExploreCo FinCo will complete the ExploreCo Private Placement. Subject to the receipt of the requisite securityholder approvals, pursuant to the Arrangement, assuming the ExploreCo Resolutions are approved at the Penn West Meeting and at the Petrofund Meeting, the ExploreCo FinCo Common Shares and the ExploreCo FinCo Warrants issued pursuant to the ExploreCo Private Placement will be exchanged at the Effective Time on a one for one basis for ExploreCo Common Shares and ExploreCo Warrants, respectively.

The ExploreCo Common Shares issued at the Effective Time in exchange for ExploreCo FinCo Common Shares subscribed for under the ExploreCo Private Placement will be subject to a contractual escrow arrangement. Under the escrow arrangement, one-third of the ExploreCo Common Shares issued to each ExploreCo Service Provider will be releasable to the holder on each of the six month anniversary of the closing date of the ExploreCo Private Placement, the 12 month anniversary of the closing date of the ExploreCo Private Placement and the 24 month anniversary of the closing date of the ExploreCo Private Placement. The escrow arrangement will also provide for the repurchase by ExploreCo of any ExploreCo Common Shares still subject to escrow in the event that an ExploreCo Service Provider voluntarily ceases to be an ExploreCo Service Provider or is terminated with cause by ExploreCo during the term of the escrow.

The ExploreCo Warrants issued at the Effective Time in exchange for ExploreCo FinCo Warrants subscribed for under the ExploreCo Private Placement will be exerciseable for a term of five years from the closing date of the ExploreCo Private Placement and will vest as to one-third on the six month anniversary of the closing date of the ExploreCo Private Placement, as to an additional one-third on the 12 month anniversary of the closing date of the ExploreCo Private Placement and the balance of the ExploreCo Warrants will vest on the 24 month anniversary of the closing date of the ExploreCo Private Placement. The exercise price of the ExploreCo Warrants will be $2.23, being 120% of the net asset value of the ExploreCo Common Shares. In addition, the ExploreCo Warrants will only be exercisable if the holder is an ExploreCo Service Provider at the time of exercise.

See “Other Matters to be Considered at the Meetings – ExploreCo Resolutions – Approval of the ExploreCo Private Placement” and Appendix H, “Information Concerning 1231818 Alberta Ltd.”.

Arrangement Steps

Pursuant to the Arrangement, commencing at the Effective Time, a number of events will be deemed to occur in a specified order without any further act or formality, except as otherwise provided in the Plan. Essentially, these events will result in, among other things:

(i)            the Petrofund Special Distribution being paid to the Petrofund Unitholders;

(ii)           provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders at the Penn West Meeting and by the Petrofund Securityholders at the Petrofund Meeting, the ExploreCo Assets being conveyed by Penn West and Petrofund to ExploreCo, and ExploreCo Common Shares being distributed to Penn West Unitholders of record on the Effective Date on the basis of 0.20 of an ExploreCo Common Share for each Penn West Unit held, and to Petrofund Unitholders who submit a Letter of Transmittal to the Depositary on the basis of 0.12 of an ExploreCo Common Share for each Petrofund Unit held;

(iii)          the acquisition by Penn West of the Petrofund Assets;

(iv)          the assumption by Penn West of the Petrofund Assumed Liabilities;

(v)           the acquisition by Penn West of the Petrofund Units issued and outstanding on the Effective Date in exchange for the issuance of Penn West Units to former Petrofund Unitholders on the basis of 0.60 of a Penn West Unit for each Petrofund Unit acquired by Penn West; and

(vi)          the exchange of the ExploreCo FinCo Common Shares and the ExploreCo FinCo Warrants issued pursuant to the ExploreCo Private Placement for ExploreCo Common Shares and ExploreCo Warrants on a one-for-one basis.

Notwithstanding the foregoing, in the event that the ExploreCo Resolutions are not duly approved by the Penn West Unitholders at the Penn West Meeting and by the Petrofund Securityholders at the Petrofund Meeting, the ExploreCo Transactions will not occur. See “The Arrangement – Details of the Arrangement – Arrangement Steps” for the detailed steps of the Arrangement.

Election of Additional Directors of PWPL

One of the Arrangement steps is to fix the number of directors of PWPL at nine members and to elect the nominees set forth below:

Jeffery E. Errico

James E. Allard

Frank Potter

The names and municipalities of residence of each of the persons nominated for election as a director of PWPL and their respective principal occupations are described under “Pro Forma Information of Penn West After Giving Effect to the Arrangement – Directors and Officers of Penn West Upon Completion of the Arrangement”.

Post-Arrangement Structure

The following diagram illustrates the simplified organizational structure of Penn West and ExploreCo following the completion of the Arrangement.

Note:

(1)           Assumes: (i) the issuance of 4,688,000 ExploreCo Common Shares and 4,688,000 ExploreCo Warrants pursuant to the ExploreCo Private Placement; (ii) no Dissent Rights are exercised; (iii) an aggregate of 93,829 Petrofund Units are issued pursuant to outstanding Petrofund Rights; (iv) the same number of Penn West Units and Petrofund Units are outstanding as were outstanding on May 23, 2006; and (v) an aggregate of 356,147 Petrofund Units are issued on exchange of all outstanding Petrofund Exchangeable Shares prior to the Effective Time.

Procedure for Redesignation of Penn West Units and Receipt of ExploreCo Common Shares by Penn West Unitholders

No certificates for New Penn West Units will be issued in connection with the redesignation of the Penn West Units pursuant to the Arrangement. From and after the Effective Time, certificates formerly representing Penn West Units shall be deemed to represent the New Penn West Units without any further action on the part of Penn West or the holders of Penn West Units.

Assuming that the ExploreCo Transactions are completed under the Plan, certificates representing ExploreCo Common Shares to be issued to holders of Penn West Units will be issued and delivered to holders of Penn West Units of record on the Effective Date.

See “The Arrangement – Procedure for Redesignation of Penn West Units and Receipt of ExploreCo Common Shares by Penn West Unitholders”.

Procedure for Exchange of Petrofund Units

In order to receive Penn West Units, ExploreCo Common Shares (if applicable) and the Petrofund Special Distribution on the completion of the Arrangement, registered holders of Petrofund Units must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder’s Petrofund Units and such other documents and instruments as the Depositary may reasonably require.

Securityholders whose Petrofund Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Petrofund Units.

The use of the mail to transmit certificates representing Petrofund Units and the Letter of Transmittal is at each Holder’s risk. Penn West and Petrofund recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on:  (i) the Letter of Transmittal; and (ii) certificates representing Petrofund Units must be guaranteed by an Eligible Institution, unless otherwise provided.

From and after the Effective Time, certificates formerly representing Petrofund Units that were exchanged pursuant to the Plan shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement. All distributions made with respect to any New Penn West Units or, assuming the ExploreCo Transactions are completed under the Plan, ExploreCo Common Shares, allotted and issued to former Registered Holders of Petrofund Units pursuant to the Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. The Depositary shall pay and deliver to any such Registered Holder, as soon as reasonably practicable after application therefor is made by the Registered Holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

Any certificate formerly representing Petrofund Units that is not deposited with all other documents as required by the Plan on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such Petrofund Units to receive Penn West Units or ExploreCo Common Shares or any amount of the Petrofund Special Distribution. In such case, such Penn West Units shall be returned to Penn West for cancellation and any distributions in respect of Penn West Units and any amount of the Petrofund Special Distribution shall be returned to Penn West, and such ExploreCo Common Shares shall be returned to ExploreCo for cancellation.

See “The Arrangement – Procedure for Exchange of Petrofund Units”.

Treatment of Fractional Securities

No certificates representing fractional Penn West Units (including New Penn West Units) or ExploreCo Common Shares shall be issued under the Arrangement. In lieu of any fractional trust unit or share, each Registered Holder of Penn West Units or Petrofund Units otherwise entitled to a fractional interest in a Penn West Unit (including a New Penn West Unit) or ExploreCo Common Share, shall receive the nearest whole number of Penn West Units (or New Penn West Units) or ExploreCo Common Shares as applicable (with fractions equal to exactly 0.5 being rounded up).

Approval of Securityholders Required for the Arrangement

Penn West Unitholders

Pursuant to the Interim Order, the number of votes required to pass the Penn West Arrangement Resolution is not less than two thirds of the votes cast by Penn West Unitholders, either in person or by proxy, at the Penn West Meeting. See “The Arrangement – Securities Law Matters – Canada” and “General Proxy Matters – Procedure and Votes Required”.

Petrofund Unitholders and the Petrofund Special Voting Unitholder

Pursuant to the Interim Order, the number of votes required to pass the Petrofund Arrangement Resolution is not less than two thirds of the votes cast by Petrofund Unitholders and the Petrofund Special Voting Unitholder, either in person or by proxy, voting together as a single class at the Petrofund Meeting. In addition, the Petrofund Arrangement Resolution must be approved by a majority of the votes cast by the Petrofund Unitholders and Petrofund Special Voting Unitholder, after excluding the votes cast in respect of Petrofund Units and Petrofund Exchangeable Shares beneficially owned, or over which control or direction is exercised, by directors and officers of PC participating in the ExploreCo Private Placement, and such other Persons whose votes may not be included in determining minority approval of a business combination pursuant to OSC Rule 61-501. See “The Arrangement – Securities Law Matters – Canada” and “General Proxy Matters – Procedure and Votes Required”.

Fairness Opinions

Penn West retained Scotia Capital Inc. as exclusive financial advisor to Penn West and the Penn West Board in connection with the assessment of a potential merger with Petrofund. As part of this mandate, Scotia Capital Inc. was requested to provide the Penn West Board with its opinion as to the fairness, from a financial point of view, of the consideration to be paid to the Petrofund Unitholders pursuant to the Arrangement. In connection with this mandate, Scotia Capital Inc. has prepared the Penn West Fairness Opinion. The Penn West Fairness Opinion states that on the basis of the particular assumptions and considerations set forth therein, in the opinion of Scotia Capital Inc. as of May 23, 2006, the consideration to be paid to the Petrofund Unitholders pursuant to the Arrangement is fair, from a financial point of view, to Penn West Unitholders. The Penn West Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “The Arrangement – Penn West Fairness Opinion” and Appendix E, “Penn West Fairness Opinion”.

Petrofund retained CIBC World Markets Inc. as exclusive financial advisor to Petrofund and the Petrofund Board in connection with the assessment of a potential merger with Penn West. As part of this mandate, CIBC World Markets Inc. was requested to provide the Petrofund Board with its opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Petrofund Units under the Arrangement. In connection with this mandate, CIBC World Markets Inc. has prepared the Petrofund Fairness Opinion. The Petrofund Fairness Opinion states that, on the basis of the particular assumptions and considerations set forth therein, in the opinion of CIBC World Markets Inc. as of May 23, 2006, the consideration to be received by the holders of Petrofund Units pursuant to the Arrangement is fair, from a financial point of view, to the holders of Petrofund Units. The Petrofund Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “The Arrangement – Petrofund Fairness Opinion” and Appendix F, “Petrofund Fairness Opinion”.

Recommendations of the Boards of Directors

The Penn West Board has unanimously concluded that the Arrangement is fair to Penn West Unitholders, is in the best interests of Penn West and the Penn West Unitholders and recommends that Penn West Unitholders vote in favour of the Penn West Arrangement Resolution and the ExploreCo Resolutions.

The directors and officers of PWPL beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 731,000 Penn West Units and 2,532,500 Penn West Rights. See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”. Each of the members of the Penn West Board and each of the officers of PWPL have entered into a Penn West Support Agreement, which agreement provides that, among other things, such directors and officers will vote all of their Penn West Units (including any Penn West Units obtained upon exercise of their Penn West Rights) in favour of the Penn West Arrangement Resolution and the ExploreCo Resolutions.

The Petrofund Board has unanimously concluded that the Arrangement is fair to Petrofund Unitholders, is in the best interests of Petrofund and the Petrofund Unitholders and recommends that Petrofund Unitholders and Petrofund Special Voting Unitholder vote in favour of the Petrofund Arrangement Resolution and the ExploreCo Resolutions.

The directors and officers of PC, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 342,810 Petrofund Units, 249,340 Petrofund Exchangeable Shares and 145,175 Petrofund Rights. See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”. Each of the members of the Petrofund Board and each of the officers of PC have entered into a Petrofund Support Agreement, which agreement provides that, among other things, such directors and officers will vote all of their Petrofund Units (including any Petrofund Units obtained upon exercise of their Petrofund Rights and exchange of their Petrofund Exchangeable Shares) and Petrofund Exchangeable Shares in favour of the Petrofund Arrangement Resolution and the ExploreCo Resolutions.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See “The Arrangement – Procedure for the Arrangement Becoming Effective”. An application for the Final Order approving the Arrangement is expected to be made on June 29, 2006 at 9:00 a.m. (Calgary time) at the Court House, 611 – 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

Right to Dissent

Pursuant to the Interim Order, Dissenting Penn West Unitholders have the right to dissent with respect to the Penn West Arrangement Resolution by providing a written objection to the Penn West Arrangement Resolution to Penn West c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention:  Daniel J. McDonald, Q.C. by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Penn West Meeting; provided that the Dissenting Penn West Unitholder has not voted his or her Penn West Units at the Penn West Meeting, either by proxy or in person, in favour of the Penn West Arrangement Resolution, the Dissenting Penn West Unitholder exercises the Dissent Rights in respect of all of the Penn West Units held by the Penn West Unitholder, and such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.

Pursuant to the Interim Order, Dissenting Petrofund Unitholders have the right to dissent with respect to the Petrofund Arrangement Resolution by providing a written objection to the Petrofund Arrangement Resolution to Petrofund c/o Macleod Dixon LLP, 3700 Canterra Tower, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2, Attention: Howard A. Gorman, by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Petrofund Meeting; provided that the Dissenting Petrofund Unitholder has not voted his or her Petrofund Units at the Petrofund Meeting, either by proxy or in person, in favour of the Petrofund Arrangement Resolution, the Dissenting Petrofund Unitholder exercises the Dissent Rights in respect of all of the Petrofund Units held by the Petrofund Unitholder, and such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.

Provided the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the Securities in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices C and J for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the Registered Holder is entitled to dissent. Accordingly, a beneficial owner of Securities desiring to exercise the right to dissent must make arrangements for such Securities beneficially owned to be registered in such holder’s name prior to the time the written objection to the applicable resolution approving the Arrangement is required to be received by Penn West or Petrofund, as the case may be, or alternatively, make arrangements for the Registered Holder of such securities to dissent on such holder’s behalf. Pursuant to the Interim Order, a Securityholder may not exercise the right to dissent in respect of only a portion of such holder’s Securities. See “The Arrangement – Right to Dissent”.

It is a condition to the Arrangement that Penn West Unitholders holding not more than 5% of the Penn West Units shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. It is also a condition to the Arrangement that Petrofund Unitholders holding not more than 5% of the Petrofund Units shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. See “The Arrangement – Arrangement Agreement – Conditions Precedent to the Arrangement – Mutual Conditions Precedent”.

Stock Exchange Listing Approvals

Penn West

It is a mutual condition to completion of the Arrangement that the TSX shall have conditionally approved the additional listing of the Penn West Units to be issued pursuant to the Arrangement. The TSX has conditionally approved the additional listing of the Penn West Units to be issued pursuant to the Arrangement, subject to Penn West fulfilling the requirements of such exchange.

It is also a condition to completion of the Arrangement (in favour of Petrofund) that the Penn West Units (including the Penn West Units issuable to Petrofund Unitholders pursuant to the Arrangement) shall be listed for trading on the NYSE as of the Effective Date.

ExploreCo

Provided that the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting, it is a mutual condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the ExploreCo Common Shares to be issued pursuant to the Arrangement, under the ExploreCo Option Plan and upon exercise of the ExploreCo Warrants. Listing of the ExploreCo Common Shares on the TSX will be subject to ExploreCo meeting the original listing requirements of the TSX. Conditional listing approval has not yet been obtained and there can be no assurance that the ExploreCo Common Shares will be listed on the TSX or on any other stock exchange. If the listing of the ExploreCo Common Shares on the TSX is not approved, ExploreCo may consider listing on another exchange. In the event that such listing approval cannot be obtained, Penn West and Petrofund could waive the condition and proceed with the Arrangement, in which event Securityholders may receive securities in an unlisted company. Alternatively, Penn West and Petrofund could determine not to proceed with the Arrangement. There can be no assurance that the ExploreCo Common Shares will be listed on a stock exchange.

See “The Arrangement – Stock Exchange Listings”.

Other Regulatory Approvals

In addition to the approval of Penn West Unitholders, Petrofund Unitholders and the Petrofund Special Voting Unitholder and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained. See “The Arrangement – Other Regulatory Approvals”.

Canadian Federal Income Tax Considerations

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Unitholders with respect to the Arrangement and the comments below are qualified in their entirety by reference to such summary. See “Canadian Federal Income Tax Considerations”.

Petrofund Unitholders

Petrofund Unitholders (other than exempt plans) who are resident in Canada for the purposes of the Tax Act will generally be required to include in income their proportionate share of the Petrofund Special Distribution which represents a distribution of Petrofund’s income in the taxation year in which the Petrofund Special Distribution is paid. To the extent that the Petrofund Special Distribution does not represent a distribution of Petrofund’s income, Canadian resident Petrofund Unitholders will be required to reduce the adjusted cost base of their Petrofund Units. Canadian resident Petrofund Unitholders will also be required to reduce the adjusted cost base of their Petrofund Units by an amount equal to the fair market value of the ExploreCo Common Shares received under the Arrangement in respect of such units. Such Petrofund Unitholders may have additional tax consequences as a result of certain steps of the Arrangement.

Canadian Resident Petrofund Unitholders will have the option to elect to have the provisions of Section 85 of the Tax Act apply to them in respect of the exchange of their Petrofund Units for MFCorp Special Shares and defer all or a portion of the capital gain that would otherwise be realized on the exchange. A Canadian Resident Petrofund Unitholder who holds Petrofund Units as capital property and who does not file such an election will realize a capital gain (or loss) equal to the amount by which the fair market value of the MFCorp Special Shares received by the holder is greater (or less) than the adjusted cost base of the Petrofund Units so exchanged. In order to make such an election, a Canadian Resident Petrofund Unitholder must provide two signed copies of a completed election form to MFCorp no later than 90 days after the Effective Date. Canadian Resident Petrofund Unitholders are strongly urged to make the election pursuant to Section 85 as such election should permit Petrofund Unitholders to defer a significant portion of the capital gain realized on the disposition of their Petrofund Units.

Non-Resident Petrofund Unitholders will be subject to Canadian withholding tax on their proportionate share of the Petrofund Special Distribution and the ExploreCo Distribution. In the case of the ExploreCo Distribution, any applicable withholding taxes will be withheld in the form of a holdback of the appropriate number of ExploreCo Common Shares which would otherwise be distributed to the Non-Resident Unitholder. There will be no adjustment to a Non-Resident Unitholder’s adjusted cost base in the Petrofund Units as a result of these distributions.

The distribution of Penn West Units should generally not result in any capital gain or loss to a Petrofund Unitholder.

Penn West Unitholders

Penn West Unitholders who are resident in Canada for the purposes of the Tax Act will be required to reduce the adjusted cost base of their Penn West Units by an amount equal to the fair market value of the ExploreCo Common Shares received under the Arrangement in respect of such units.

Non-Resident Penn West Unitholders will be subject to Canadian withholding tax on their proportionate share of the ExploreCo Distribution. Any applicable withholding taxes will be withheld in the form of a holdback of the appropriate number of ExploreCo Common Shares which would otherwise be distributed to the Non-Resident Unitholder. There will be no adjustment to a Non-Resident Unitholder’s adjusted cost base in the Petrofund Units as a result of the ExploreCo Distribution.

The redesignation of the Penn West Units as New Penn West Units will not constitute a disposition of the Penn West Units by Penn West Unitholders and accordingly no tax consequences will result to the Penn West Unitholders as a result of such redesignation.

United States Federal Income Tax Considerations

A U.S. Holder of Petrofund Units that receives a Petrofund Special Distribution generally will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of Petrofund (without reduction for any Canadian income tax withheld). To the extent the Petrofund Special Distribution exceeds the current and accumulated “earnings and profits” of Petrofund, this distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Petrofund Units and, (b) thereafter, as gain from the sale or exchange of the Petrofund Units.

Subject to the application of the Boot Limitation Rule (as described below), although there is significant uncertainty, it is more likely than not that the Petrofund Exchange (as defined below) will qualify as a tax-deferred reorganization under section 368(a)(1) of the Code. This conclusion is based, in part, on treating the various transactions that constitute the Petrofund Exchange as a single, integrated transaction for U.S. federal income tax purposes. However, there is no direct legal authority that addresses the proper treatment of the Petrofund Exchange for U.S. federal income tax purposes. Accordingly, this conclusion is subject to significant uncertainty, and there can be no assurance that the Internal Revenue Service will not challenge the qualification of the Petrofund Exchange as a tax-deferred reorganization for U.S. federal income tax purposes or that, if challenged, a U.S. court would not agree with the Internal Revenue Service.

Upon the receipt of the ExploreCo Distribution, a U.S. Holder of Penn West Units generally should be treated as receiving a taxable distribution for U.S. federal income tax purposes. Upon the receipt of the ExploreCo Distribution, a U.S. Holder of Petrofund Units generally should (i) be treated as recognizing taxable capital gain for

U.S. federal income tax purposes, (ii) be treated as receiving a taxable distribution for U.S. federal income tax purposes, or (iii) be treated as recognizing a combination of taxable capital gain and a taxable distribution for U.S. federal income tax purposes.

The foregoing summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading “United States Federal Income Tax Considerations.”

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Penn West Units and ExploreCo Common Shares after the Arrangement. Securityholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding Penn West Units and ExploreCo Common Shares.

Selected Pro Forma Financial Information for Penn West

Certain selected pro forma consolidated financial information is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Penn West after giving effect to the Arrangement as at and for the three months ended March 31, 2006 and the year ended December 31, 2005 included in Appendix G of this Information Circular.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements, including that the Penn West Unitholders, the Petrofund Unitholders and the Petrofund Special Voting Unitholder approve the ExploreCo Resolutions at the Meetings. The pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

	Pro Forma Three Months Ended March 31, 2006	Pro Forma Year Ended December 31, 2005
	(unaudited)	(unaudited)
	($ millions)	($ millions)

Revenues
Oil and natural gas	631.9	2,751.2
Royalties	(123.8)	(522.6)
Risk management activities	15.3	(34.5)
	523.4	2,194.1

Expenses
Operating	122.1	474.4
Transportation	7.7	33.1
General and administrative	13.2	42.8
Interest on long term debt	12.7	47.9
Depletion, depreciation and accretion	198.8	813.2
Equity-based compensation	3.0	77.2
Foreign exchange loss	—	4.5
Risk management activities	(6.8)	3.4
	350.7	1,496.5
Income before taxes	172.7	697.6

Taxes
Capital	5.3	18.6
Current income taxes	0.2	57.6
Future income taxes (recovery)	(4.0)	(30.4)
	1.5	45.8

Net income	171.2	651.8

See “Pro Forma Information of Penn West After Giving Effect to the Arrangement” and the pro forma financial statements of Penn West set forth in Appendix G.

Selected Pro Forma Operational Information for Penn West

The following table sets out certain pro forma operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Penn West following completion of the Arrangement, for the periods indicated. Important information concerning the oil and natural gas properties and operations of Penn West and Petrofund is contained in the Penn West AIF and the Petrofund AIF, both of which are incorporated herein by reference. Readers are encouraged to carefully review those documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained in those documents.

	Pro Forma Three Months Ended March 31, 2006	Pro Forma Year Ended December 31, 2005

Average Daily Production (1)
Light/medium crude oil & NGL (Bbls/d)	52,334	54,042
Heavy oil (Bbls/d)	20,685	18,705
Natural gas (Mcf/d)	380,310	405,505
Combined (Boe/d)	136,404	140,331

Note:

(1)           The year ended December 31, 2005 includes pro forma information relating to the Kaiser Energy Ltd. assets acquired by Petrofund in 2005.

Pro Forma as at December 31, 2005
Total Proved Reserves (1)(2)
Light/medium crude oil and NGL (Mbbls)	215,848
Heavy oil (Mbbls)	54,302
Natural gas (MMcf)	839,801
Combined (Mboe)	410,117

Total Proved Plus Probable Reserves (1)(2)
Light/medium crude oil and NGL (Mbbls)	269,206
Heavy oil (Mbbls)	68,434
Natural gas (MMcf)	1,059,534
Combined (MBoe)	514,229

Net Undeveloped Land Holdings as at December 31, 2005 (000’s of acres)	4,250

Notes:

(1)           Reserves for Penn West and Petrofund have been evaluated by GLJ effective December 31, 2005 using the GLJ January 1, 2006 forecast pricing.

(2)           Reserves presented are working interest excluding royalty interests.

See “Pro Forma Information of Penn West After Giving Effect to the Arrangement”.

Selected Pro Forma Financial Information for ExploreCo

Certain selected pro forma consolidated financial information is set forth in the following table. Such information should be read in conjunction with Appendix H, “Information Concerning 1231818 Alberta Ltd.”, including the unaudited pro forma consolidated financial statements of ExploreCo after giving effect to the Arrangement as at and for the three months ended March 31, 2006 and the year ended December 31, 2005 attached as Schedule A to Appendix H.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements, including that the ExploreCo Resolutions are approved by the Penn West Unitholders at the Penn West Meeting and by the Petrofund Unitholders and the Petrofund Special Voting Unitholder at the Petrofund Meeting. The pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

	Pro Forma Three Months Ended March 31, 2006	Pro Forma Year Ended December 31, 2005
	($ thousands)	($ thousands)

Production revenue – net of royalties	4,749	26,271

Expenses
Operating	846	3,833
Transportation	91	487
General and administrative	205	757
Depletion, depreciation and accretion	2,249	10,994
	3,391	16,071

Income before taxes	1,358	10,200
Future income tax (recovery)	19	(11)
Current income tax	483	3,862
Net income for the period	$856	$6,349

Selected Pro Forma Operational Information for ExploreCo

The following table sets out certain pro forma operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by ExploreCo following completion of the Arrangement assuming the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting, for the periods indicated. Important information concerning the oil and natural gas properties and operations of ExploreCo is contained in Appendix H, “Information Concerning 1231818 Alberta Ltd.”. Readers are encouraged to carefully review Appendix H as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained in Appendix H.

	Pro Forma Three Months Ended March 31, 2006	Pro Forma Year Ended December 31, 2005

Average Daily Production (1)
Light/medium crude oil & NGL (Bbls/d)	96	115
Natural gas (Mcf/d)	7,512	9,086
Combined (Boe/d)	1,347	1,630

Note:

(1)           The year ended December 31, 2005 includes pro forma information relating to the Kaiser Energy Ltd. assets acquired by Petrofund in 2005.

Pro Forma Three Months Ended March 31, 2006

Total Proved Reserves (1)(2)
Light/medium crude oil and NGL (Mbbls)	387
Natural gas (MMcf)	17,668
Combined (Mboe)	3,332

Total Proved Plus Probable Reserves (1)(2)
Light/medium crude oil and NGL (Mbbls)	480
Natural gas (MMcf)	22,708
Combined (MBoe)	4,264

Net Undeveloped Land Holdings as at March 31, 2006 (000’s of acres)	150,683

Notes:

(1)           Reserves for ExploreCo have been evaluated by GLJ effective March 31, 2006 using the GLJ April 1, 2006 forecast pricing.

(2)           Reserves presented are working interest excluding royalty interests.

Risk Factors

Penn West

An investment in Penn West should be considered highly speculative due to the nature of its activities and the present stage of its development. The following is a list of certain risk factors relating to the activities of Penn West and the ownership of Penn West Units which prospective investors should carefully consider before making an investment decision relating to Penn West Units:

•      Penn West may fail to realize the anticipated benefits of the Arrangement;

•      Court approval and other regulatory and securityholder approvals for the Arrangement may not be obtained;

•      actual production and ultimate reserves could be greater or less than the production forecasts and recoverable reserve estimates contained in the Penn West Report and the Petrofund Report;

•      volatility of oil and natural gas prices;

•      variations in foreign exchange rates and interest rates;

•      variations in the spread between light oil prices and those received for medium and heavy gravity oil;

•      operational hazards and other uncertainties;

•      exploitation, development and production risks;

•      expansion of operations;

•      access to services, materials and equipment;

•      requirements relating to debt service;

•      variability, delay or cessation of cash distributions;

•      future reserves and production depend on success in exploiting the current reserves base and acquiring or discovering additional reserves;

•      availability of debt or equity financing to fund future acquisitions, exploitation and development plans for Penn West;

•      dilution resulting from future sales of Penn West Units;

•      environmental risks;

•      reliance on management of Penn West;

•      impact of future capital expenditures;

•      industry competition;

•      the possibility that the Penn West Units will cease to be listed on the TSX and/or the NYSE or will not be listed at all on the NYSE;

•      potential conflicts of interest for directors and officers of Penn West;

•      structure of Penn West;

•      the nature of an investment in the Penn West Units;

•      the lack of assurance that income tax laws will not be changed in a manner that affects Penn West, the Penn West Unitholders or other securityholders adversely;

•      the possibility that Penn West could cease to qualify as a mutual fund trust;

•      the risk that taxable income payable to Penn West Unitholders exceeds the cash distributed to such holders; and

•      loss of unitholder limited liability.

The risk factors summarized above are a list of risk factors contained elsewhere or incorporated by reference in this Information Circular. See “Pro Forma Information of Penn West After Giving Effect to the Arrangement – Risk Factors”, “Information Concerning Penn West Energy Trust – Risk Factors” and “Information Concerning Petrofund Energy Trust – Risk Factors”. See also the risk factors in the Penn West AIF and the Petrofund AIF, which are incorporated by reference herein. Securityholders should carefully consider all such risk factors.

ExploreCo

An investment in ExploreCo should be considered highly speculative due to the nature of its activities and the present stage of its development. The following is a list of certain risk factors relating to the activities of ExploreCo and the ownership of ExploreCo Common Shares which prospective investors should carefully consider before making an investment decision relating to ExploreCo Common Shares:

•      exploration, development and production risks;

•      ExploreCo’s reliance on the companies that will operate some of the assets in which it has an interest;

•      numerous factors beyond ExploreCo’s control will affect its ability to execute projects and market oil and natural gas derived therefrom;

•      ExploreCo will compete with numerous competitors, including oil and natural gas companies that will have substantially greater financial resources, staff and facilities than ExploreCo;

•      oil and natural gas operations are subject to extensive controls and regulations imposed by various levels of government. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce the demand for natural gas and crude oil and increase ExploreCo’s costs;

•      the direct or indirect costs of regulations designed to reduce emissions produced by ExploreCo’s operations and facilities in response to the Kyoto Protocol may adversely affect the business of ExploreCo;

•      all phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations;

•      the marketability and price of oil and natural gas that may be acquired or discovered by ExploreCo is and will continue to be effected by numerous factors beyond its control;

•      the inability of ExploreCo to access sufficient capital for its operations could have a material adverse effect on ExploreCo’s financial condition, results of operations and prospects;

•      if ExploreCo’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms;

•      the level of ExploreCo’s indebtedness from time to time could impair ExploreCo’s ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise;

•      ExploreCo may enter into agreements to receive fixed prices on its oil and natural gas production and to fix the exchange rate of Canadian to United States dollars, which may result in ExploreCo failing to benefit from increases in commodity prices or fluctuations in the Canadian/United States dollar exchange rate;

•      demand for limited drilling and related equipment or access restrictions may affect the availability of such equipment to ExploreCo and may delay ExploreCo’s exploration and development activities;

•      there can be no guarantee that an unforeseen defect in the chain of title will not arise to defeat ExploreCo’s claim in its oil and natural gas properties;

•      there are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and the future cash flows attributable to such reserves;

•      the occurrence of a significant event that ExploreCo is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on ExploreCo;

•      ExploreCo does not anticipate declaring and paying any dividends in the near future;

•      certain directors of ExploreCo will also be directors of other oil and gas companies and may, in certain circumstances, have a conflict of interest;

•      ExploreCo may make future acquisitions or enter into financings or other transactions involving the issuance of securities of ExploreCo which may be dilutive;

•      the inability of ExploreCo to manage growth effectively could have a material adverse impact on its business, operations and prospects;

•      the termination or expiration of ExploreCo’s licenses or leases or the working interests relating to a license or lease may have a material adverse effect on ExploreCo’s results of operations and business;

•      a claim by aboriginal peoples in respect of some or all of ExploreCo’s properties or assets could have an adverse effect on ExploreCo and its operations;

•      seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity;

•      ExploreCo may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties;

•      listing of the ExploreCo Common Shares on the TSX will be subject to ExploreCo meeting the original listing requirements of the TSX. Conditional listing approval has not yet been obtained and there can be no assurance that the ExploreCo Common Shares will be listed on the TSX or on any other stock exchange; and

•      ExploreCo’s success will depend in large measure on certain key personnel and the loss of the services of such key personnel could have a material adverse effect on ExploreCo.

The risk factors summarized above are a list of risk factors contained elsewhere in this Information Circular. See Appendix H, “Information Concerning 1231818 Alberta Ltd.”. Securityholders should carefully consider all such risk factors.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

Each of the Petrofund Board and the Penn West Board periodically reviews strategic objectives and considers possible business combination opportunities. Each of the respective boards generally reviewed the prospect of a possible business combination of Penn West and Petrofund at a number of meetings held during late February, March and early April of 2006. At these meetings, the Petrofund Board and the Penn West Board both authorized senior members of management of PC and PWPL, respectively, to proceed with negotiations with respect to a possible business combination of Penn West and Petrofund. On March 24, 2006, CIBC World Markets Inc. was contacted by Petrofund to provide financial advice to Petrofund with respect to the proposed business combination and on April 7, 2006, CIBC World Markets Inc. was formally engaged as Petrofund’s exclusive financial advisor.

On April 7, 2006, the Petrofund Board met with management of PC, CIBC World Markets Inc. and its legal advisors, Macleod Dixon LLP, to review the opportunity as it had developed to that time. The Petrofund Board also appointed the Petrofund Special Committee composed of Messrs. Newhouse, Allard and Potter to consider issues relating to the assets proposed to be contributed to ExploreCo, the terms of the ExploreCo Private Placement, any compensation or incentive arrangements to be adopted by ExploreCo and any other ancillary arrangements between management and ExploreCo in connection with a proposed transaction. After receiving the presentation from CIBC World Markets Inc. and a presentation from management regarding the proposed terms of a possible business combination with Penn West and related information regarding Penn West, the Petrofund Board authorized PC’s senior officers to proceed with negotiations on the terms presented. The Petrofund Board subsequently met on April 13, 2006 with management of PC, its legal advisors and CIBC World Markets Inc. to thoroughly review the proposed opportunity that had developed to that time. At that meeting, CIBC World Markets Inc. provided the Petrofund Board with financial advice regarding the proposed transaction, including its view as to the fairness, from a financial point of view, of the consideration to be received by the Petrofund Unitholders under the proposed transaction. The Petrofund Board was also advised by its legal advisors as to the proposed structure of the transaction and terms of a draft Arrangement Agreement. The Petrofund Board met again on April 16, 2006 to review the terms of the proposed transaction. At that meeting, CIBC World Markets Inc. reconfirmed its view as to the fairness, from a financial point of view, of the consideration to be received by the Petrofund Unitholders under the proposed transaction. After duly considering the financial aspects and other considerations relating to the proposed transaction, including the terms of the proposed Arrangement Agreement and its duties and responsibilities to Petrofund Unitholders, the Petrofund Board unanimously approved the execution of an arrangement agreement providing for the business combination of Penn West and Petrofund, and concluded that the proposed transaction was in the best interests of Petrofund and the Petrofund Unitholders and was fair, to the Petrofund Unitholders, and resolved to recommend that the Petrofund Unitholders vote their Petrofund Units in favour of the Arrangement.

On April 11, 2006, Scotia Capital Inc. was contacted by Penn West to provide financial advice to Penn West with respect to the proposed business combination. The Penn West Board met on April 11, 2006 with management of PWPL and its legal advisors, Burnet, Duckworth & Palmer LLP, to thoroughly review the opportunity as it had developed to that time. After receiving a thorough presentation from management of PWPL regarding the proposed terms on which a possible business combination would be conducted and related information in respect of Petrofund, ExploreCo and the merged trust, the Penn West Board authorized PWPL’s senior officers to proceed with negotiations on the terms presented. The Penn West Board subsequently met on April 15, 2006 with management of PWPL, its legal advisors and Scotia Capital Inc. At this meeting, Scotia Capital Inc. was formally engaged by Penn West to provide financial advice to Penn West with respect to the proposed business combination and made a detailed presentation to the Penn West Board with respect to the financial aspects of the proposed business combination. At the conclusion of its presentation, Scotia Capital Inc. provided the Penn West Board with its verbal opinion that, on the basis of the particular assumptions and considerations presented to the Penn West Board, Scotia Capital Inc. was of the opinion that, as at April 15, 2006, the consideration to be paid to Petrofund Unitholders under the proposed merger transaction was fair, from a financial point of view, to the Penn West Unitholders. The Penn West Board was also advised by its legal advisors as to the proposed structure of the transaction and terms of the draft Arrangement Agreement. After duly considering the financial aspects and other considerations relating to the proposed transaction, including the terms of the proposed Arrangement Agreement and its duties and responsibilities to Penn West Unitholders, the Penn West Board unanimously approved the execution of an arrangement agreement providing for the business combination of Penn West and Petrofund, and concluded that the proposed transaction was in the best interests of Penn West and the Penn West Unitholders, was fair to the Penn West Unitholders, and resolved to recommend that the Penn West Unitholders vote their Penn West Units in favour of the Arrangement.

On the evening of April 16, 2006, Penn West, PWPL, Petrofund and PC entered into the original Arrangement Agreement providing for the proposed Arrangement and the transaction was publicly announced. In addition, effective as of April 16, 2006, the directors and officers of PWPL entered into the Penn West Support Agreements and the directors and officers of PC entered into the Petrofund Support Agreements.

The Petrofund Special Committee met on May 11, 2006, May 17, 2006 and May 18, 2006 in connection with its mandate relating to certain aspects of the Arrangement relating to ExploreCo as described above. On May 23, 2006, the Petrofund Board reconvened to consider the amended and restated Arrangement Agreement which, among other things, incorporated the Plan of Arrangement. At this meeting, CIBC World Markets Inc. reconfirmed its view as to the fairness, from a financial point of view, of the consideration to be received by the Petrofund Unitholders under the proposed transaction and indicated that it would deliver the Petrofund Fairness Opinion following the board meeting. After duly considering the report of the Petrofund Special Committee and the financial and other considerations relating to the Arrangement including the terms of the amended and restated Arrangement Agreement, subject to the receipt of the Petrofund Fairness Opinion, the Petrofund Board unanimously approved the execution of the amended and restated Arrangement Agreement, and confirmed its previous determinations that the proposed transaction was in the best interests of Petrofund and the Petrofund Unitholders and fair to the Petrofund Unitholders, and resolved to recommend that the Petrofund Unitholders vote their Petrofund Units in favour of the Arrangement and the ExploreCo Resolutions. The Petrofund Fairness Opinion was delivered to the Petrofund Board on May 23, 2006.

On May 23, 2006, the Penn West Board reconvened to consider the amended and restated Arrangement Agreement which, among other things, incorporated the Plan of Arrangement. At this meeting, management of PC and Penn West’s legal advisors advised the Penn West Board of the material amendments reflected in the draft amended and restated Arrangement Agreement and the material terms of the Plan of Arrangement. Management of PWPL confirmed that Scotia Capital Inc. had advised that it would deliver the Penn West Fairness Opinion prior to mailing the Information Circular. After duly considering the report of management and the financial and other considerations relating to the Arrangement, including the terms of the amended and restated Arrangement Agreement, subject to the receipt of the Penn West Fairness Opinion, the Penn West Board unanimously approved the execution of the amended and restated Arrangement Agreement, and confirmed its previous determinations that the proposed transaction was in the best interests of Penn West and the Penn West Unitholders, was fair to the Penn West Unitholders, and its recommendation that the Penn West Unitholders vote their Penn West Units in favour of the Arrangement and the ExploreCo Resolutions. The Penn West Fairness Opinion was delivered to the Penn West Board on May 25, 2006.

Effective as of May 23, 2006, Penn West, PWPL, Petrofund and PC entered into the amended and restated Arrangement Agreement.

Reasons for the Arrangement

The combination of Penn West and Petrofund will result in the creation of the largest conventional oil and gas trust in North America with an enterprise value of approximately $11 billion. Penn West and Petrofund believe that the Arrangement will allow Penn West Unitholders and Petrofund Unitholders to participate in a larger, stronger and more efficient trust that will be better positioned to pursue the existing business models of Penn West and Petrofund, which emphasizes long-term sustainability. Penn West and Petrofund believe that following the Arrangement, Penn West will possess high quality, long life assets, an extensive portfolio of internal growth opportunities and a strong financial position and management team, all of which will contribute to achieving the primary objective of long-term sustainability.

Penn West and Petrofund believe that there are a number of benefits to Penn West Unitholders and Petrofund Unitholders which are anticipated to result from the Arrangement and the transactions contemplated thereby, including:

•      The combined trust will have initial production of approximately 135,000 Boe/d, balanced between oil and natural gas, and weighted 86% to light oil, natural gas and NGLs, which will allow Penn West to maintain high operating netbacks.

•      The combined trust will hold a large and diverse portfolio of high quality, low decline and long life assets with a reserve life index of approximately 10.5 years on a proved plus probable basis.

•      The larger capital program of the combined trust will allow its large undeveloped land base to be exploited faster and more effectively.

•      Penn West and Petrofund both own interests in major light oil properties that are highly amenable to production and reserve increases using enhanced recovery techniques, including carbon dioxide flooding.

•      The combined trust will have additional opportunities for unconventional growth, including the Peace River Oil Sands Project, an extensive program of farming out undeveloped land and the development of coal bed methane.

•      The combined trust will have a greater weighting in the Canadian stock exchange indices, and may receive increased attention from both institutional and individual investors.

•      The increased size of the combined trust will further enhance its ability to pursue large scale, multi-year projects and acquisitions.

•      The combined trust will have a strong balance sheet and conservative pay out ratio.

•      The combined trust is expected to realize administrative and operating efficiencies through economies of scale.

•      It is expected that the enhanced scale of the combined trust will allow it to more effectively compete for new assets and oilfield service resources, generating efficiencies of operation.

In addition, the Arrangement provides the Penn West Unitholders and the Petrofund Unitholders with the opportunity to participate in the potential upside of a new, growth oriented exploration company through ExploreCo. The ExploreCo Assets hold the potential for significant growth and value upside with exploration success. The ExploreCo management team has a proven record of exploration success and intends to build on its exploration successes to maximize the value of the ExploreCo Assets and compliment such exploration with the acquisition of additional properties.

Under the Arrangement, the conveyance of the ExploreCo Assets from Penn West and Petrofund to ExploreCo is conditional upon the ExploreCo Resolutions being passed at the Penn West Meeting and at the Petrofund Meeting approving the ExploreCo Private Placement and the ExploreCo Option Plan. Participation in the ExploreCo Private Placement and ExploreCo Option Plan has been offered to proposed or acting directors, officers and key employees and service providers of ExploreCo as a material inducement to the acceptance of their positions with ExploreCo. ExploreCo’s success will depend in large measure on such key individuals. Failure to obtain the requisite securityholder approval for the ExploreCo Resolutions may result in such key individuals not accepting their proposed positions with ExploreCo. The loss of the services of such key personnel could have a material adverse effect on ExploreCo, and therefore the creation of ExploreCo as a going concern is conditional upon the ExploreCo Resolutions being approved. Assuming the ExploreCo Resolutions do receive the requisite securityholder approval, the ExploreCo Common Shares will be distributed to the Penn West Unitholders and Petrofund Unitholders on the basis set forth in the Arrangement. Participation in the ExploreCo Private Placement and the ExploreCo Option Plan by the senior professionals of ExploreCo is designed to align the interests of such professionals with the interests of the shareholders of ExploreCo (being the Penn West Unitholders and the former Petrofund Unitholders). The securities to be received pursuant to the ExploreCo Private Placement are subject to escrow and vesting provisions, as applicable, over periods of up to 24 months.

Recommendations of the Boards of Directors

The Penn West Board has unanimously concluded that the Arrangement is fair to Penn West Unitholders, is in the best interests of Penn West and the Penn West Unitholders and recommends that the Penn West Unitholders vote in favour of the Penn West Arrangement Resolution and the ExploreCo Resolutions.

The directors and officers of PWPL beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 731,000 Penn West Units and 2,532,500 Penn West Rights. See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”. Each of the members of the Penn West Board and each of the officers of Penn West have entered into a Penn West Support Agreement, which agreement provides that, among other things, such directors and officers will vote all of their Penn West Units (including any Penn West Units obtained upon exercise of their Penn West Rights) in favour of the Penn West Arrangement Resolution.

The Petrofund Board has unanimously concluded that the Arrangement is fair to Petrofund Unitholders, is in the best interests of Petrofund and the Petrofund Unitholders and recommends that the Petrofund Unitholders vote in favour of the Petrofund Arrangement Resolution and the ExploreCo Resolutions.

The directors and officers of PC beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 342,810 Petrofund Units, 249,340 Petrofund Exchangeable Shares and 145,175 Petrofund Rights. See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”. Each of the members of the Petrofund Board and each of the officers of Petrofund have entered into a Petrofund Support Agreement, which agreement provides that, among other things, such directors and officers will vote all of their Petrofund Units (including any Petrofund Units obtained upon exercise of their Petrofund Rights and exchange of their Petrofund Exchangeable Shares) and Petrofund Exchangeable Shares in favour of the Petrofund Arrangement Resolution.

THE ARRANGEMENT

Effect of the Arrangement

General

The Arrangement will result in the merger of Penn West and Petrofund and the potential for the creation of ExploreCo as a new publicly traded junior exploration company. Pursuant to the terms of the Plan of Arrangement:

•      Petrofund Unitholders will receive, for each Petrofund Unit held, 0.60 of a Penn West Unit;

•      Petrofund Unitholders will receive the Petrofund Special Distribution in the amount of $1.10 in cash per Petrofund Unit; and

•      provided that the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting, Penn West Unitholders and Petrofund Unitholders will receive ExploreCo Common Shares on the basis of 0.20 of an ExploreCo Common Share for each Penn West Unit held, and 0.12 of an ExploreCo Common Share for each Petrofund Unit held.

In the event that the ExploreCo Resolutions are not approved at the Penn West Meeting and the Petrofund Meeting, the ExploreCo Assets will not be conveyed by Penn West and Petrofund to ExploreCo but rather will remain part of the combined trust following the completion of the Arrangement, and Penn West Unitholders and Petrofund Unitholders will not receive any ExploreCo Common Shares under the Arrangement.

On May 23, 2006, there were 164,239,000 Penn West Units outstanding. In addition, approximately 9,700,000 Penn West Units were issuable upon the exercise of outstanding Penn West Rights.

On May 23, 2006, there were 117,274,302 Petrofund Units outstanding. In addition, approximately 356,147 Petrofund Units were issuable upon the exchange of 249,340 outstanding Petrofund Exchangeable Shares and approximately 422,915 Petrofund Units were issuable upon exercise of 422,915 outstanding Petrofund Rights, before accumulated distributions.

Effect on Holders of Penn West Units

Pursuant to the Arrangement, the Penn West Trust Indenture will be amended and restated such that the Penn West Units will be redesignated as New Penn West Units. The rights and privileges attaching to the New Penn West Units will be substantially the same as the rights and privileges attaching to the Penn West Units, except for the right to receive the distribution of ExploreCo Common Shares described below and an amendment relating to the elimination of Non-Resident ownership constraints in respect of the New Penn West Units. In addition, provided that the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting, Penn West Unitholders of record at the close of business on the Effective Date of the Arrangement will receive a distribution of ExploreCo Common Shares on the basis of 0.20 of an ExploreCo Common Share for each Penn West Unit held on the Effective Date. In the event that the ExploreCo Resolutions are not approved at the Penn West Meeting and the Petrofund Meeting, the ExploreCo Assets will not be conveyed by Penn West and Petrofund to ExploreCo, and Penn West Unitholders will not receive any ExploreCo Common Shares under the Arrangement. See “The Arrangement – Details of the Arrangement – Arrangement Steps”, “Canadian Federal Income Tax Considerations”, “United States Federal Income Tax Considerations”, “The Arrangement – Procedure for Redesignation of Penn West Units and Receipt of ExploreCo Common Shares by Penn West Unitholders” and Appendix H, “Information Concerning 1231818 Alberta Ltd.”.

Effect on Holders of Petrofund Units and Petrofund Exchangeable Shares

Pursuant to the Arrangement, Petrofund Unitholders will receive for each Petrofund Unit held:

•      0.60 of a Penn West Unit;

•      the Petrofund Special Distribution in the amount of $1.10 per Petrofund Unit; and

•      provided that the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting, 0.12 of an ExploreCo Common Share.

The holder of all of the issued and outstanding Petrofund Exchangeable Shares has agreed to exchange all Petrofund Exchangeable Shares held by such holder for Petrofund Units prior to the Effective Time. Therefore, the Petrofund Exchangeable Shareholder will become a Petrofund Unitholder prior to the Effective Time and will participate in the Arrangement on the same basis as all other Petrofund Unitholders.

After giving effect to the Arrangement, the Petrofund Unitholders (including the former Petrofund Exchangeable Shareholder) will have exchanged their Petrofund Units for Penn West Units and, provided that the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting, ExploreCo Common Shares, and will be entitled to receive the Petrofund Special Distribution. In the event that the ExploreCo Resolutions are not approved at the Penn West Meeting and the Petrofund Meeting, the ExploreCo Assets will not be conveyed by Penn West and Petrofund to ExploreCo, but rather will remain part of the combined trust following the completion of the Arrangement, and Petrofund Unitholders will not receive any ExploreCo Common Shares under the Arrangement. As a result of the exchange of Petrofund Units for Penn West Units and, if applicable, ExploreCo Common Shares pursuant to the Arrangement, the nature of a Petrofund Unitholder’s investment will change. See “The Arrangement – Details of the Arrangement – Arrangement Steps”, “Canadian Federal Income Tax Considerations”, “United States Federal Income Tax Considerations”, “The Arrangement – Procedure for Exchange of Petrofund Units” and Appendix H, “Information Concerning 1231818 Alberta Ltd.”.

Effect on Holders of Penn West Rights and Petrofund Rights

Penn West Rights

The Arrangement will not result in a “change of control” for the purposes of the Penn West Incentive Plan. The Penn West Board has resolved to amend the Penn West Incentive Plan to provide for anti-dilution provisions which reduce the exercise price of all outstanding Penn West Rights (other than Penn West Rights held by insiders of Penn West) by the net asset value of the ExploreCo Common Shares distributed to Penn West Unitholders and Petrofund Unitholders. The Penn West Board has determined that it is appropriate to amend the Penn West Incentive Plan in order to ensure that all securityholders of Penn West are treated equally and fairly pursuant to the Arrangement. See “Statement of Executive Compensation of Penn West – Penn West Incentive Plan” for details regarding the reduction of the exercise price of outstanding Penn West Rights.

Petrofund Rights

The Arrangement will result in a “change of control” for the purposes of the Petrofund Incentive Plans, with the result that all Petrofund Rights issued and outstanding thereunder shall fully vest and be fully exercisable in connection with the Arrangement. As a result, holders of Petrofund Rights may participate in the Arrangement by exercising such Petrofund Rights in accordance with their terms and receiving cash (if applicable) or Petrofund Units prior to the Effective Date. It is a condition to the completion of the Arrangement that all Petrofund Rights shall have been exercised or terminated prior to the Effective Date. See “Interests of Certain Persons or Companies in the Matters to be Acted Upon – Petrofund and PC”.

Effect on Distributions

The distribution to be paid to Penn West Unitholders for the month of June 2006 will not be affected by the proposed Arrangement and will be paid in the usual manner, although the record date for the June 2006 distribution (which is payable on July 14, 2006) will be June 29, 2006 (rather than the last day of June).

The distribution to be paid to Petrofund Unitholders for the month of June 2006 will not be affected by the proposed Arrangement and will be paid in the usual manner. Therefore, Petrofund Unitholders of record on June 16, 2006 will receive their regular monthly cash distribution on June 30, 2006. This will be the last regular monthly distribution paid by Petrofund. Because Penn West and Petrofund have historically had different record dates, and in recognition of the fact that Petrofund will not pay a regular distribution for the period from June 17, 2006 to June 30, 2006 (the anticipated Effective Date of the Arrangement), Petrofund Unitholders will receive a $0.10 special distribution per Petrofund Unit, which represents a portion of the Petrofund Special Distribution of $1.10 per Petrofund Unit that is payable to Petrofund Unitholders pursuant to the Arrangement.

If the Effective Date occurs on June 30, 2006, as currently scheduled, the first distribution of Penn West that all Penn West Unitholders (including former Petrofund Unitholders) will receive following the Effective Date is the distribution anticipated to be paid to Penn West Unitholders of record on July 31, 2006, which is anticipated to be paid on August 15, 2006. Subject to stable business conditions, including, among other things, stable commodity pricing, Penn West has established a post-merger distribution policy which will result in a distribution of $0.34 per Penn West Unit per month, commencing with the first distribution payable following closing of the Arrangement. See “Distributable Cash”. It is expected that this level of distribution would represent a payout ratio of approximately 65% for the merged trust based on commodity prices in effect as of the date of this Information Circular. Future distributions and the actual payout ratio will be subject to the discretion of the Penn West Board and may vary depending on, among other things, the current and anticipated commodity price environment. See “Pro Forma Information of Penn West After Giving Effect to the Arrangement – Risk Factors”.

Effect on Petrofund DRIP

Petrofund has suspended the Petrofund DRIP effective June 1, 2006 such that all distributions by Petrofund after the cash distribution paid on May 31, 2006 to holders of record as of May 16, 2006, will not be eligible for reinvestment under Petrofund’s DRIP. If the Arrangement is completed on June 30, 2006 as expected, the Petrofund DRIP will be terminated on that date.

Details of the Arrangement

General

The Arrangement will result in the merger of Penn West and Petrofund, pursuant to which all of the issued and outstanding Petrofund Units (including all Petrofund Units issued on exchange of all of the issued and outstanding Petrofund Exchangeable Shares and Petrofund Units issued on exercise of outstanding Petrofund Rights, as applicable) will be exchanged for Penn West Units. In addition, the Arrangement provides for the creation of ExploreCo as a new junior oil and natural gas exploration and development company owning certain of Penn West’s and Petrofund’s oil and natural gas assets and undeveloped lands if the ExploreCo Resolutions are approved at the Meetings. The assets of Penn West will be predominantly mature, lower risk assets and the assets of ExploreCo will be predominantly higher growth assets with potentially significant exploration and development upside. For further information in respect of Penn West following the completion of the Arrangement, see “Pro Forma Information of Penn West After Giving Effect to the Arrangement” and Appendix G, “Penn West Pro Forma Financial Statements”. For further information in respect of ExploreCo, see Appendix H, “Information Concerning 1231818 Alberta Ltd.”.

Penn West will retain key personnel from both entities and will continue to be led by William Andrew as President and Chief Executive Officer. The executive team will also include David Middleton as Executive Vice-President and Chief Operating Officer, Thane Jensen as Senior Vice-President, Exploration and Development, Todd Takeyasu as Vice-President, Finance, William Tang Kong as Vice-President, Corporate Development, Anne Thomson as Vice-President, Exploration, Eric Obreiter as Vice-President, Production, Gregg Gegunde as Vice-President, Development and Kristian Tange as Vice-President, Business Development. Subject to the receipt of Penn West Unitholder approval at the Penn West Meeting, the Penn West Board, including the Chairman John A. Brussa, William E. Andrew, Thomas E. Phillips, James C. Smith, Murray R. Nunns and George H. Brookman, will remain in place and will be supplemented by the addition of Jeffery E. Errico, James E. Allard and Frank Potter from the Petrofund Board.

Assuming the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting and ExploreCo is created, ExploreCo will acquire key personnel from Petrofund and will be led by Jeffrey Newcommon as President and Chief Executive Officer. The executive team will also include Glen Fischer as Chief Operating Officer and Steven Mackay as Vice-President, Exploration. The ExploreCo Board will include Jeffery E. Errico, as Executive Chairman, William E. Andrew, Jeffrey D. Newcommon and Sandra S. Cowan.

Following the Arrangement, assuming the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting and ExploreCo is created, Penn West is expected to have approximately 515 MMboe of proved plus probable reserves, a proved plus probable reserve life index of approximately 10.5 years, a diversified production base of approximately 135,000 Boe/d comprised of approximately 38% light oil and NGLs, 48% natural gas and 14% heavy oil and approximately 4.25 million net acres of undeveloped land.

Following the Arrangement, assuming the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting and ExploreCo is created, ExploreCo is expected to have 4.3 MMboe of proved plus probable reserves, a production base of approximately 1,350 Boe/d comprised of approximately 10% light/medium oil and NGLs and 90% natural gas, a drilling inventory of 15 to 20 drilling locations and approximately 150,000 net acres of undeveloped land. In the event that the ExploreCo Resolutions are not approved at the Penn West Meeting and the Petrofund Meeting, the ExploreCo Assets will not be conveyed by Penn West and Petrofund to ExploreCo, but rather will remain part of the combined trust following the completion of the Arrangement.

Pre-Arrangement Steps – ExploreCo Private Placement

Prior to the completion of the Arrangement, ExploreCo FinCo will complete the ExploreCo Private Placement. Subject to the receipt of the requisite securityholder approvals, pursuant to the Arrangement, assuming the ExploreCo Resolutions are approved at the Penn West Meeting and at the Petrofund Meeting, the ExploreCo FinCo

Common Shares and the ExploreCo FinCo Warrants issued pursuant to the ExploreCo Private Placement will be exchanged at the Effective Time on a one for one basis for ExploreCo Common Shares and ExploreCo Warrants, respectively.

The ExploreCo Common Shares issued at the Effective Time in exchange for ExploreCo FinCo Common Shares subscribed for under the ExploreCo Private Placement will be subject to a contractual escrow arrangement. Under the escrow arrangement, one-third of the ExploreCo Common Shares issued to each ExploreCo Service Provider will be releasable to the holder on each of the six month anniversary of the closing date of the ExploreCo Private Placement, the 12 month anniversary of the closing date of the ExploreCo Private Placement and the 24 month anniversary of the closing date of the ExploreCo Private Placement. The escrow arrangement will also provide for the repurchase by ExploreCo of any ExploreCo Common Shares still subject to escrow in the event that an ExploreCo Service Provider voluntarily ceases to be an ExploreCo Service Provider or is terminated with cause by ExploreCo during the term of the escrow.

The ExploreCo Warrants issued at the Effective Time in exchange for ExploreCo FinCo Warrants subscribed for under the ExploreCo Private Placement will be exerciseable for a term of five years from the closing date of the ExploreCo Private Placement and will vest as to one-third on the six month anniversary of the closing date of the ExploreCo Private Placement, as to an additional one-third on the 12 month anniversary of the closing date of the ExploreCo Private Placement and the balance of the ExploreCo Warrants will vest on the 24 month anniversary of the closing date of the ExploreCo Private Placement. The exercise price of the ExploreCo Warrants will be $2.23, being 120% of the net asset value of the ExploreCo Common Shares. In addition, the ExploreCo Warrants will only be exercisable if the holder is an ExploreCo Service Provider at the time of exercise.

See “Other Matters to be Considered at the Meetings – ExploreCo Resolutions – Approval of the ExploreCo Private Placement” and Appendix H, “Information Concerning 1231818 Alberta Ltd.”.

Arrangement Steps

Pursuant to the Arrangement, commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality, except as otherwise provided in the Plan, provided, however, that in the event that the ExploreCo Resolutions are not duly approved at the Penn West Meeting and at the Petrofund Meeting, the events set out shall occur and shall be deemed to occur in the following order without giving any effect to steps (f) and (r) below, and for greater certainty, in such event, steps (f) and (r) shall be of no force or effect:

Amendments to the Trust Indentures and Other Constating Documents

(a)           the Penn West Trust Indenture and other constating documents of the Penn West Arrangement Parties shall be amended:

(i)            by creating the Penn West Special Units;

(ii)           to permit the distribution of the ExploreCo Common Shares pursuant to step (f)(ii) below;

(iii)          by redesignating the Penn West Units pursuant to step (g) below; and

(iv)          otherwise to the extent necessary to facilitate the Arrangement;

(b)           the Petrofund Trust Indenture and other constating documents of the Petrofund Arrangement Parties shall be amended:

(i)            to permit the payment of the Petrofund Special Distribution pursuant to step (e) below and to permit the distribution of the ExploreCo Common Shares pursuant to step (f)(iv) below;

(ii)           to cause the Petrofund Units held by each Petrofund Unitholder who is a Resident to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement, for MFCorp Special Shares on the basis of one (1) MFCorp Special Share for each one (1) Petrofund Unit pursuant to step (i) below;

(iii)          to cause the Petrofund Units held by each Petrofund Unitholder who is a Non-Resident to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement, for Penn West Units on the basis of .60 of a Penn West Unit for each one (1) Petrofund Unit pursuant to step (l) below;

(iv)          to cause the MFCorp Special Shares received by Petrofund Unitholders pursuant to step (i) below to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement, for Penn West Units upon the redemption of the MFCorp Special Shares pursuant to step (n) below on the basis of .60 of a Penn West Unit for each one (1) MFCorp Special Share; and

(v)           otherwise to the extent necessary to facilitate the Arrangement;

Dissenting Securityholders

(c)           the Penn West Units held by Dissenting Securityholders shall be deemed to have been transferred to Penn West (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Penn West Unitholders other than the right to be paid the fair value of their Penn West Units in accordance with the Plan;

(d)           the Petrofund Units held by Dissenting Securityholders shall be deemed to have been transferred to Petrofund (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Petrofund Unitholders other than the right to be paid the fair value of their Petrofund Units in accordance with the Plan;

Special Distribution By Petrofund

(e)           the Petrofund Special Distribution to holders of Petrofund Units under the Petrofund Trust Indenture shall be effective;

ExploreCo Transactions

(f)            provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively:

(i)            the Penn West ExploreCo Conveyance shall become effective and ExploreCo shall deliver to PWPL (through the applicable Penn West Operating Entities) that number of ExploreCo Common Shares necessary for Penn West to satisfy its obligations to deliver ExploreCo Common Shares to each holder of Penn West Units pursuant to step (f)(ii) below and PWPL shall transfer that number of ExploreCo Common Shares to Penn West necessary for Penn West to satisfy its obligation to deliver ExploreCo Common Shares to each holder of Penn West Units pursuant to step (f)(ii) below in consideration for reduction of PWPL’s indebtedness to Penn West in an amount equal to the fair market value of the ExploreCo Common Shares transferred by PWPL to Penn West;

(ii)           Penn West shall distribute ExploreCo Common Shares to Penn West Unitholders on the basis of .20 of an ExploreCo Common Share for each Penn West Unit held of record as of the Effective Date, in the case of Penn West Unitholders who are Non-Residents, Penn West shall deliver 17/20ths of the ExploreCo Common Shares required to be delivered to such Non-Residents pursuant to this step and the balance of the ExploreCo Common Shares shall be delivered to the Designated Broker for resale and the Sale Proceeds of such ExploreCo Common Shares shall be paid to Penn West and remitted by Penn West to the Canada Revenue Agency on behalf of each Penn West Unitholder who is a Non-Resident under Part XIII.2 of the Tax Act;

(iii)          the Petrofund ExploreCo Conveyance shall become effective and ExploreCo shall deliver to PC (through the applicable Petrofund Operating Entities) that number of ExploreCo Common Shares necessary for Petrofund and PC to satisfy their obligations to deliver ExploreCo Common Shares to each holder of Petrofund Units pursuant to step (f)(iv) below and PC shall transfer that number of ExploreCo Common Shares to Petrofund necessary for Petrofund to satisfy its obligation to deliver ExploreCo Common Shares to each holder of Petrofund Units pursuant to step (f)(iv) below in consideration for reduction of PC’s indebtedness to Petrofund in an amount equal to the fair market value of the ExploreCo Common Shares transferred by PC to Petrofund; and

(iv)          Petrofund shall distribute ExploreCo Common Shares to Petrofund Unitholders on the basis of .12 of an ExploreCo Common Share for each Petrofund Unit held, in the case of Petrofund Unitholders who are Non-Residents, Petrofund shall deliver 17/20ths of the ExploreCo Common Shares required to be delivered to such Non-Residents pursuant to this step and the balance of the ExploreCo Common Shares shall be delivered to the Designated Broker for resale and the Sale Proceeds of such ExploreCo Common Shares shall be paid to Petrofund and remitted by Petrofund to the Canada Revenue Agency on behalf of each Petrofund Unitholder who is a Non-Resident under Part XIII.2 of the Tax Act;

Redesignation of Penn West Units

(g)           the Penn West Trust Indenture shall be amended such that the Penn West Units shall be redesignated as New Penn West Units with rights and privileges, which are substantially the same as the Penn West Units except for the right to receive the distribution referred to in step (f)(ii) above and the amendment with respect to Non-Resident ownership constraints by the deletion of section 3.9 of the Penn West Trust Indenture and replacement therefor with the provision set forth in Schedule “A” to the Plan and the certificates representing the Penn West Units shall be and shall be deemed to be exchanged for certificates representing the New Penn West Units;

Penn West Purchase of Petrofund Assets

(h)           Petrofund shall sell, transfer, convey, assign and deliver to Penn West and Penn West shall purchase and accept from Petrofund, all of the Petrofund Assets and Penn West shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Petrofund Assumed Liabilities in accordance with their terms, and (ii) issue to Petrofund 0.60 of a Penn West Special Unit for each one (1) Petrofund Unit outstanding and held by a Resident and 0.60 of a Penn West Unit for each one (1) Petrofund Unit outstanding and held by a Non-Resident, being such that Petrofund can meet its distribution obligations under step (l) below;

MFCorp Acquisition of Petrofund Units

(i)            each Petrofund Unitholder who is a Resident shall transfer his/her Petrofund Units to MFCorp in exchange for MFCorp Special Shares on the basis of one (1) MFCorp Special Share for each Petrofund Unit transferred;

(j)            Penn West shall subscribe for one (1) Petrofund Unit in exchange for one (1) Penn West Unit;

(k)           Penn West shall subscribe for two (2) MFCorp Shares for $10.00;

(l)            Petrofund shall redeem all of the issued and outstanding Petrofund Units (other than the one (1) Petrofund Unit held by Penn West) in exchange for all of the Penn West Special Units and Penn West Units acquired by Petrofund pursuant to step (h) above and, upon such redemption the Penn West Special Units shall be distributed by Petrofund to MFCorp on the basis of .60 of a Penn West Special Unit for each one (1)

Petrofund Unit held and the Penn West Units shall be distributed to Petrofund Unitholders who are Non-Residents on the basis of .60 of a Penn West Unit for each one (1) Petrofund Unit held;

Penn West Purchase of MFCorp Assets

(m)          MFCorp shall sell, transfer, convey, assign and deliver to Penn West and Penn West shall purchase and accept from MFCorp, all of the MFCorp Assets and Penn West shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the MFCorp Assumed Liabilities in accordance with their terms, and (ii) issue to MFCorp an aggregate number of Penn West Units equal to .60 multiplied by the sum of the number of MFCorp Special Shares outstanding plus the number of MFCorp Shares being redeemed in step (n) below. The Penn West Special Units received by Penn West shall be immediately cancelled;

(n)           MFCorp shall redeem all of the issued and outstanding MF Corp Shares (other than the MFCorp Shares held by Penn West) and MFCorp Special Shares in exchange for Penn West Units, which shall be distributed to the holders of MFCorp Shares and MFCorp Special Shares on the basis of .60 of a Penn West Unit for each one (1) MFCorp Share and .60 of a Penn West Unit for each one (1) MFCorp Special Share;

Exchange of Petrofund ExchangeCo Shares

(o)           all of the Petrofund ExchangeCo Shares held by Penn West shall be exchanged with PC for that number of common shares of PC having a value equal to the fair market value of the Petrofund ExchangeCo Shares so exchanged;

Exchange of PC Common Shares

(p)           all of the PC Common Shares held by Penn West shall be exchanged with PWPL for that number of common shares of PWPL having a value equal to the fair market value of the PC Common Shares so exchanged;

Amalgamation of PC and Petrofund ExchangeCo

(q)           PC and Petrofund ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i)            the stated capital of the common shares of Petrofund ExchangeCo shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii)           the articles of Amalgamation shall be the same as the articles of PC and the name of AmalgamationCo shall be “Penn West PTF Energy Ltd.”;

(iii)          the shares of Petrofund ExchangeCo shall be cancelled without any repayment of capital;

(iv)          the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v)           AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)          any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)         any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii)        a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix)           the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x)            the by-laws of AmalgamationCo shall be the by-laws of PC;

(xi)           the first directors of AmalgamationCo shall be the directors of PC;

(xii)          the first officers of AmalgamationCo shall be the officers of PC; and

(xiii)         the registered office of AmalgamationCo shall be the registered office of PC; and

Additional ExploreCo Transactions

(r)            provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively:

(i)            each ExploreCo FinCo Common Share and ExploreCo FinCo Warrant shall be transferred to ExploreCo in exchange for ExploreCo Common Shares and ExploreCo Warrants on the basis of one (1) ExploreCo Common Share for each ExploreCo FinCo Common Share and one (1) ExploreCo Warrant for each ExploreCo FinCo Warrant; and

(ii)           the stated capital account of the ExploreCo Common Shares shall be reduced, without payment, by the amount of the deficit, if any, as shown on the balance sheet of ExploreCo as at the Effective Date.

Election of PWPL Directors

(s)           the number of directors of PWPL shall be increased to 9 members and each of Jeffery E. Errico, James E. Allard and Frank Potter shall be elected as directors of PWPL to hold office until the next annual meeting of shareholders of PWPL.

Election of Additional Directors of PWPL

As indicated above, one of the Arrangement steps is to fix the number of directors of PWPL at nine members and to elect the nominees set forth below:

Jeffery E. Errico
James E. Allard
Frank Potter

The names and municipalities of residence of each of the persons nominated for election as a director of PWPL and their respective principal occupations are described under “Pro Forma Information of Penn West After Giving Effect to the Arrangement – Directors and Officers of Penn West Upon Completion of the Arrangement”. To the knowledge of Penn West and Petrofund, none of the persons so nominated for election owns, directly or indirectly, or exercises control or direction over, any Penn West Units as of the date of this Information Circular, other than Mr. Errico who owns 3,000 Penn West Units.

Post-Arrangement Structure

The following diagram illustrates the simplified organizational structure of Penn West and ExploreCo following the completion of the Arrangement.

Note:

(1)           Assumes: (i) the issuance of 4,688,000 ExploreCo Common Shares and 4,688,000 ExploreCo Warrants pursuant to the ExploreCo Private Placement; (ii) no Dissent Rights are exercised; (iii) an aggregate of 93,829 Petrofund Units are issued pursuant to outstanding Petrofund Rights; (iv) the same number of Penn West Units and Petrofund Units are outstanding as were outstanding on May 23, 2006; and (v) an aggregate of 356,147 Petrofund Units are issued on exchange of all outstanding Petrofund Exchangeable Shares prior to the Effective Time.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement.  The Arrangement Agreement contains covenants, representations and warranties of and from each of Penn West and Petrofund and various conditions precedent, both mutual and with respect to each entity.

The following is a summary of certain provisions of the Arrangement Agreement.  The Arrangement Agreement is attached as Appendix D to this Information Circular and reference is made thereto for the full text thereof.

Mutual Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, each of the Parties thereto has agreed to certain non-solicitation covenants as follows:

(a)           Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)           Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)            solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii)           enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)          waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)          accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each Party and its officers, directors and advisers may:

(v)           enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A)          the third party has first made a written bona fide Acquisition Proposal which the board of directors of the administrator of such Party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party than the transaction contemplated by the Arrangement Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator or manager of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and the constating documents of the Receiving Party (a “Superior Proposal”); and

(B)           prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, copies of all information provided to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party’s questions with respect thereto; or

(vi)          comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)         accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of its administrator shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by Section 3.4(c) thereof and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and such Party complies with its obligations set forth in Section 3.4(c) of the Arrangement Agreement and terminates the Arrangement Agreement in accordance with Section 9.1(e) or Section 9.1(f) thereof, as applicable, and concurrently therewith pays the amount required by Section 7.1 or 7.2 of the Arrangement Agreement, as applicable, to the Other Party.

(c)           Each Party in receipt of a Superior Proposal (a “Receiving Party”) shall give the other Party (the “Responding Party”), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of its administrator to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the administrator of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend the Arrangement Agreement and the Arrangement to provide that the holders of the Penn West Units or Petrofund Units, as applicable, (the “Receiving Party Securities”) shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the administrator of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the administrator of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

Agreement as to Damages and Other Arrangements

Penn West Damages

Pursuant to the Arrangement Agreement, Petrofund and PC have agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)           the Petrofund Board has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.2(o) and 5.2(xx) of the Arrangement Agreement in a manner adverse to Penn West or shall have resolved to do so prior to the Effective Date;

(b)           a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Petrofund Unitholders or to Petrofund and has not expired or been withdrawn at the time of the Petrofund Meeting, and the Petrofund Unitholders and the Petrofund Special Voting Unitholder, voting together as a single class, do not approve the Arrangement or the Arrangement is not submitted for their approval in the manner contemplated in the Arrangement Agreement;

(c)           Petrofund accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d)           Petrofund is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Petrofund or materially impedes the completion of the Arrangement, and Petrofund fails to cure such breach within five business days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006); or

(e)           Petrofund is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Petrofund or materially impedes the completion of the Arrangement, and Petrofund fails to cure such breach within five business days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006),

(each of the above being a “Penn West Damages Event”), then in the event of the termination of the Arrangement Agreement pursuant to Section 9.1 thereof Petrofund shall pay to Penn West at the time stipulated below, as liquidated damages in immediately available funds to an account designated by Penn West an amount (the “Penn West Termination Fee”) determined as follows:

(i)            if the Penn West Termination Fee becomes payable as a result of a Penn West Damages Event described in paragraph (a), (c) or (d) above, the Penn West Termination Fee shall be $70 million and shall be paid within one business day after the occurrence of such Penn West Damages Event;

(ii)           if the Penn West Termination Fee becomes payable as a result of the Penn West Damages Event described in paragraph (b) above:

(A)          if the Acquisition Proposal described in paragraph (b) above, an amended version thereof or another Acquisition Proposal is consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Penn West Termination Fee shall be $70 million and shall be paid concurrently with such consummation; or

(B)           if the Acquisition Proposal described in paragraph (b) above, an amended version thereof or another Acquisition Proposal is not consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Penn West Termination Fee shall be $10 million and shall be paid upon the expiry of such six month period; and

(iii)          if the sole reason that the Penn West Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated in paragraph (e) above the Penn West Termination Fee shall be $10 million and shall be paid within one business day after the occurrence of such Penn West Damages Event.

Petrofund Damages

Pursuant to the Arrangement Agreement, Penn West and PWPL have agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)           the Penn West Board has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.1(n) and 5.1(xx) of the Arrangement Agreement in a manner adverse to Petrofund or shall have resolved to do so prior to the Effective Date;

(b)           a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Penn West Unitholders or to Penn West and has not expired or been withdrawn at the time of the Penn West Meeting, and the Penn West Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval in the manner contemplated in the Arrangement Agreement;

(c)           Penn West accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d)           Penn West is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Penn West or materially impedes the completion of the Arrangement, and Penn West fails to cure such breach within five business days after receipt of written notice thereof from Petrofund (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006); or

(e)           Penn West is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Penn West or materially impedes the completion of the Arrangement, and Penn West fails to cure such breach within five business days after receipt of written notice thereof from Petrofund (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006),

(each of the above being an “Petrofund Damages Event”), then in the event of the termination of the Arrangement Agreement pursuant to Section 9.1 thereof, Penn West shall pay to Petrofund at the time stipulated below, as liquidated damages in immediately available funds to an account designated by Petrofund, an amount (the “Petrofund Termination Fee”) determined as follows:

(i)            if the Petrofund Termination Fee becomes payable as a result of a Petrofund Damages Event described in paragraph (a), (c) or (d) above, the Petrofund Termination Fee shall be $70 million and shall be paid within one business day of the occurrence of such Petrofund Damages Event;

(ii)           if the Petrofund Termination Fee becomes payable as a result of the Petrofund Damages Event described in paragraph (b) above:

(A)          if the Acquisition Proposal described in paragraph (b) above, an amended version thereof or another Acquisition Proposal is consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Petrofund Termination Fee shall be $70 million and shall be paid concurrently with such consummation; or

(B)           if the Acquisition Proposal described in paragraph (b) above, an amended version thereof or another Acquisition Proposal is not consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Petrofund Termination Fee shall be $10 million and shall be paid upon the expiry of such six month period; and

(iii)          if the sole reason that the Petrofund Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated in paragraph (e) above the Petrofund Termination Fee shall be $10 million and shall be paid within one business day of the occurrence of such Petrofund Damages Event.

Termination

Penn West, PWPL, Petrofund and PC have agreed that the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)           by mutual written consent of Penn West and Petrofund;

(b)           if any of the conditions precedent set forth in Sections 6.1, 6.2 or 6.3 of the Arrangement Agreement shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then the Party for whose benefit the condition precedent is provided may rescind and terminate the Arrangement Agreement as provided in Section 9.1 thereof, provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent;

(c)           by Penn West upon the occurrence of a Penn West Damages Event as provided in Section 7.1 of the Arrangement Agreement provided that in the event of a Penn West Damages Event provided for in Section 7.1(a) thereof, the Arrangement Agreement may not be terminated by Penn West unless Petrofund Unitholders and the Petrofund Special Voting Unitholder, voting together as a single class, do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d)           by Petrofund upon the occurrence of a Petrofund Damages Event as provided in Section 7.2 of the Arrangement Agreement provided that in the event of a Petrofund Damages Event provided for in Section 7.2(a) thereof, the Arrangement Agreement may not be terminated by Petrofund unless the Penn West Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e)           by Penn West, in the event that Penn West accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii) of the Arrangement Agreement, provided that Penn West has complied with its obligations set forth in Section 3.4(c) thereof and concurrently pays to Petrofund the applicable Petrofund Termination Fee; and

(f)            by Petrofund, in the event that Petrofund accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii) of the Arrangement Agreement, provided that Petrofund has complied with its obligations set forth in Section 3.4(c) thereof and concurrently pays to Penn West the applicable Penn West Termination Fee.

In the event of the termination of the Arrangement Agreement in the circumstances set out above, the Arrangement Agreement will forthwith become void and neither party shall have any liability or further obligation to the other party thereunder except with respect to the payment of a termination fee and each parties obligation in the Confidentiality Agreement which shall survive such termination.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)           on or prior to May 26, 2006, the Interim Order shall have been granted in form and substance satisfactory to each of Penn West and Petrofund, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Penn West and Petrofund, acting reasonably, on appeal or otherwise;

(b)           the Arrangement Resolution shall have been passed by the holders of Petrofund Units and the holder of the Special Voting Unit, voting together as a single class, on or prior to July 26, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Penn West and Petrofund, acting reasonably;

(c)           the Arrangement Resolution shall have been passed by the holders of Penn West Units, on or prior to July 26, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Penn West and Petrofund, acting reasonably;

(d)           in the event that dissent rights are given to Petrofund Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Petrofund Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e)           in the event that dissent rights are given to Penn West Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Penn West Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f)            on or prior to July 31, 2006, the Final Order shall have been granted in form and substance satisfactory to Penn West and Petrofund, acting reasonably;

(g)           the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Penn West and Petrofund, acting reasonably;

(h)           the Arrangement shall have become effective on or prior to July 31, 2006;

(i)            provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively, Petrofund (or one or more of the Subsidiaries of Petrofund) and ExploreCo shall have entered into the Petrofund ExploreCo Conveyance Agreement;

(j)            provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively, Penn West (or one or more of the Subsidiaries of Penn West) and ExploreCo shall have entered into the Penn West ExploreCo Conveyance Agreement;

(k)           PWPL (or its successor under the Arrangement) shall enter into written agreements effective as of the Effective Date satisfactory to each of Penn West and Petrofund, acting reasonably, pursuant to which PWPL shall agree that, for a period of six years after the Effective Date, PWPL shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by each of Penn West and Petrofund (provided that PWPL may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a “trailing” or “run-off” basis for all present and former directors and officers of PWPL and PC with respect to claims arising from facts or events which occurred before the Effective Date;

(l)            either one or more of the following shall have occurred:

(i)            the relevant waiting period in section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(ii)           the Commissioner shall have issued a “no action letter” under section 123 of the Competition Act satisfactory to each of Penn West and Petrofund, acting reasonably, indicating that the Commissioner has determined not to make, at that time, an application for an order under section 92 of the Competition Act and any terms and conditions attached to any such letter shall be acceptable to each of Penn West and Petrofund, acting reasonably; or

(iii)          the Commissioner shall have issued an advance ruling certificate (“ARC”) pursuant to section 102 of the Competition Act;

(m)          in addition to the approval required by paragraph (l) above, all other required domestic and foreign regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Penn West and Petrofund, each acting reasonably, including, without limitation, conditional listing approval for (i) the additional listing on the TSX of the Penn West Units to be issued pursuant to the Arrangement, and (ii) if the ExploreCo Resolutions are approved, the listing on the TSX of the ExploreCo Common Shares to be issued pursuant to the Arrangement, the ExploreCo Option Plan, the ExploreCo Private Placement and the ExploreCo Warrants, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(n)           if required, the Arrangement, and the consummation thereof, shall have been approved by Penn West’s lenders on a basis acceptable to Penn West and Petrofund, each acting reasonably;

(o)           if required, the Arrangement, and the consummation thereof, shall have been approved by Petrofund’s lenders on a basis acceptable to Penn West and Petrofund, each acting reasonably;

(p)           there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:

(i)            makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)           results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(q)           Penn West and PWPL shall have received resignations and releases, in form satisfactory to Penn West and Petrofund, each acting reasonably, from the directors and officers of Petrofund, which releases shall contain exceptions for amounts or obligations owing to such directors or officers for accrued but unpaid salary, bonus, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements.

The foregoing conditions are for the mutual benefit of Petrofund and Penn West and may be asserted by Petrofund and Penn West regardless of the circumstances and may be waived by Petrofund and Penn West (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Petrofund or Penn West may have.

Additional Conditions to Obligations of Penn West and PWPL

The obligations of Penn West and PWPL to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)           Petrofund shall have mailed this Information Circular and other documentation required in connection with the Petrofund Meeting on or before June 2, 2006;

(b)           each of the acts and undertakings of Petrofund to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Petrofund;

(c)           Petrofund shall have furnished Penn West with:

(i)            certified copies of the resolutions duly passed by the Petrofund Board approving the Arrangement Agreement and the consummation of the transactions contemplated hereby; and

(ii)           certified copies of the resolutions of Petrofund Unitholders and the holder of the Special Voting Unit, voting together as a single class, duly passed at the Petrofund Meeting, approving the Arrangement Resolution and the ExploreCo Resolutions;

(d)           except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Petrofund and PC contained in Section 5.2 of the Arrangement Agreement shall be true in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Petrofund and PC shall have complied in all respects with its covenants in the Arrangement Agreement;

(e)           any director, officer, insider or other non-arm’s length party that is indebted to Petrofund shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f)            there shall not have occurred any change after the date of the Arrangement Agreement, or prior to the date of the Arrangement Agreement which has not been publicly disclosed or disclosed to Penn West in writing prior to the date of the Arrangement Agreement or in the Petrofund Disclosure Letter, (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Petrofund and which, in the judgment of Penn West, acting reasonably, is or would reasonably be expected to cause a Material Adverse Change with respect to Petrofund; and

(g)           all Petrofund Exchangeable Shares shall have been exchanged for Petrofund Units in accordance with the terms thereof; and

(h)           all Petrofund Rights shall have been satisfied, exercised or terminated.

The foregoing conditions are for the exclusive benefit of Penn West and PWPL and may be asserted by Penn West and PWPL regardless of the circumstances or may be waived by Penn West and PWPL in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Penn West and PWPL may have.

Additional Conditions to Obligations of Petrofund and PC

The obligations of Petrofund and PC to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)           Penn West shall have mailed this Information Circular and other documentation required in connection with the Penn West Meeting on or before June 2, 2006;

(b)           each of the acts and undertakings of Penn West to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Penn West;

(c)           Penn West shall have furnished Petrofund with:

(i)            certified copies of the resolutions duly passed by the Penn West Board approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

(ii)           certified copies of the resolutions of Penn West Unitholders, duly passed at the Penn West Meeting, approving the Arrangement Resolution and the ExploreCo Resolutions;

(d)           except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Penn West and PWPL contained in Section 5.1 of the Arrangement Agreement shall be true in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Penn West and PWPL shall have complied in all respects with its covenants in the Arrangement Agreement;

(e)           any director, officer, insider or other non-arm’s length party that is indebted to Penn West shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f)            there shall not have occurred any change after the date of the Arrangement Agreement, or prior to the date of the Arrangement Agreement which had not been publicly disclosed or disclosed to Petrofund in writing prior to the date of the Arrangement Agreement or in the Penn West Disclosure Letter, (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Penn West and which, in the judgment of Petrofund, acting reasonably, is or would reasonably be expected to cause a Material Adverse Change with respect to Penn West; and

(g)           the Penn West Units (including the Penn West Units issuable to Petrofund Unitholders pursuant to the Arrangement) shall be listed and posted for trading on the NYSE as of the Effective Date.

The foregoing conditions are for the exclusive benefit of Petrofund and PC and may be asserted by Petrofund and PC regardless of the circumstances or may be waived by Petrofund and PC in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Petrofund and PC may have.

Upon the foregoing conditions being fulfilled or waived, Penn West, PWPL, Petrofund and PC intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolutions authorize the respective Boards of Directors, without further notice to or approval of the Penn West Unitholders, the Petrofund Unitholders and Petrofund Special Voting Unitholder, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the applicable Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA.  The Arrangement Resolutions are attached as Appendix A and Appendix B to this Information Circular.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA.  The following procedural steps must be taken for the Arrangement to become effective:

(a)           the Penn West Arrangement Resolution must be approved by the Penn West Unitholders voting at the Penn West Meeting in person or by proxy;

(b)           the Petrofund Arrangement Resolution must be approved by the Petrofund Unitholders and the Petrofund Special Voting Unitholder voting together as a single class at the Petrofund Meeting in person or by proxy;

(c)           the Arrangement must be approved by the Court pursuant to the Final Order;

(d)           all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(e)           the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Securityholder Approvals

Penn West Unitholders

Pursuant to the Interim Order, the number of votes required to pass the Penn West Arrangement Resolution is not less than two thirds of the votes cast by Penn West Unitholders, either in person or by proxy, at the Penn West Meeting.  See “General Proxy Matters – Procedure and Votes Required”.

Petrofund Unitholders and the Petrofund Special Voting Unitholder

Pursuant to the Interim Order, the number of votes required to pass the Petrofund Arrangement Resolution is not less than two thirds of the votes cast by Petrofund Unitholders and the Petrofund Special Voting Unitholder, either in person or by proxy, voting together as a single class at the Petrofund Meeting.  In addition, the Petrofund Arrangement Resolution must be approved by a majority of the votes cast by the Petrofund Unitholders and the Petrofund Special Voting Unitholder, after excluding the votes cast in respect of Petrofund Units and Petrofund Exchangeable Shares beneficially owned, or over which control or direction is exercised, by directors and officers of PC participating in the ExploreCo Private Placement, and such other Persons whose votes may not be included in determining minority approval of a business combination pursuant to OSC Rule 61-501.  See “General Proxy Matters – Procedure and Votes Required”.

Court Approvals

Interim Order

On May 26, 2006, the Court granted the Interim Order facilitating the calling of the Meetings and prescribing the conduct of the Meetings and other matters.  The Interim Order is attached as Appendix C to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval.  Subject to the terms of the Arrangement Agreement, and if the Arrangement is approved by Penn West Unitholders, Petrofund Unitholders and the Petrofund Special Voting Unitholder at the Meetings in the manner required by the Interim Order, Penn West and Petrofund will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for June 29, 2006 at 9:00 a.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 – 4th Street S.W., Calgary, Alberta.  At the hearing, any Penn West Unitholder, Petrofund Unitholder and Petrofund Special Voting Unitholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Penn West and Petrofund a Notice of Intention to Appear indicating whether such securityholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such securityholder or other interested party intends to advocate before the Court and any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on June 22, 2006.  Service of such notice shall be effected by service upon the solicitors for Penn West: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 Attention: Daniel J. McDonald, Q.C, and the solicitors for Petrofund: Macleod Dixon LLP, 3700 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2 Attention: Howard A. Gorman.  See “Notice of Joint Petition”.

The New Penn West Units and ExploreCo Common Shares (but for greater certainty, not the ExploreCo Common Shares to be issued in exchange for the ExploreCo FinCo Common Shares pursuant to the Arrangement) to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof.  The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, such New Penn West Units and ExploreCo Common Shares issued pursuant to the Arrangement will not require registration under the U.S. Securities Act.

Penn West and Petrofund have been advised by their counsel, Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP, respectively, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.  Depending upon the nature of any required amendments, Penn West and Petrofund may determine not to proceed with the Arrangement.

Penn West Fairness Opinion

Penn West retained Scotia Capital Inc. as exclusive financial advisor to Penn West and the Penn West Board in connection with the assessment of a potential merger with Petrofund.  As part of this mandate, Scotia Capital Inc. was requested to provide the Penn West Board with its opinion as to the fairness, from a financial point of view, of the consideration to be paid to the Petrofund Unitholders pursuant to the Arrangement.  In connection with this mandate, Scotia Capital Inc. has prepared the Penn West Fairness Opinion.  The Penn West Fairness Opinion states that on the basis of the particular assumptions and considerations set forth therein, in the opinion of Scotia Capital Inc. as of May 23, 2006, the consideration to be paid to the Petrofund Unitholders pursuant to the Arrangement is fair, from a financial point of view, to Penn West Unitholders.  The Penn West Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.  See Appendix E, “Penn West Fairness Opinion”.

The Penn West Board concurs with the views of Scotia Capital Inc. as set forth in the Penn West Fairness Opinion.  The views of Scotia Capital Inc. were an important consideration in the Penn West Board’s decision to proceed with the Arrangement.

Petrofund Fairness Opinion

Petrofund retained CIBC World Markets Inc. as exclusive financial advisor to Petrofund and the Petrofund Board in connection with the assessment of a potential merger with Penn West.  As part of this mandate, CIBC World Markets Inc. was requested to provide the Petrofund Board with its opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Petrofund Units under the Arrangement.  In connection with this mandate, CIBC World Markets Inc. has prepared the Petrofund Fairness Opinion.  The Petrofund Fairness Opinion states that, on the basis of the particular assumptions and considerations set forth therein, in the opinion of CIBC World Markets Inc. as of May 23, 2006, the consideration to be received by the holders of Petrofund Units pursuant to the Arrangement is fair, from a financial point of view, to the holders of Petrofund Units.  The Petrofund Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.  See Appendix F, “Petrofund Fairness Opinion”.

The Petrofund Board concurs with the views of CIBC World Markets Inc. as set forth in the Petrofund Fairness Opinion.  The views of CIBC World Markets Inc. were an important consideration in the Petrofund Board’s decision to proceed with the Arrangement.

Timing

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied or waived, Penn West and Petrofund will apply for the Final Order approving the Arrangement.  If the Final Order is obtained on June 29, 2006 in form and substance satisfactory to Penn West and Petrofund, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Penn West and Petrofund expect the Effective Date will be on or about June 30, 2006.  It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Penn West’s and Petrofund’s objective is to have the Effective Date occur on June 30, 2006.  The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on June 29, 2006.

Procedure for Redesignation of Penn West Units and Receipt of ExploreCo Common Shares by Penn West Unitholders

No certificates for New Penn West Units will be issued in connection with the redesignation of the Penn West Units pursuant to the Arrangement.  From and after the Effective Time, certificates formerly representing Penn West Units shall be deemed to represent the New Penn West Units without any further action on the part of Penn West or the holders of Penn West Units.

Assuming that the ExploreCo Transactions are completed under the Plan, certificates representing ExploreCo Common Shares to be issued to holders of Penn West Units will be issued and delivered to holders of Penn West Units of record on the Effective Date.

Procedure for Exchange of Petrofund Units

In order to receive Penn West Units, ExploreCo Common Shares (if applicable) and Petrofund Special Distribution on the completion of the Arrangement, registered holders of Petrofund Units must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder’s Petrofund Units and such other documents and instruments as the Depositary may reasonably require.

Petrofund Unitholders whose Petrofund Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Petrofund Units.

The use of the mail to transmit certificates representing Petrofund Units and the Letter of Transmittal is at each Holder’s risk.  Penn West and Petrofund recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on:  (i) the Letter of Transmittal; and (ii) certificates representing Petrofund Units must be guaranteed by an Eligible Institution, unless otherwise provided.

From and after the Effective Time, certificates formerly representing Petrofund Units that were exchanged pursuant to the Plan shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement.  All distributions made with respect to any New Penn West Units or, assuming the ExploreCo Transactions are completed under the Plan, ExploreCo Common Shares, allotted and issued to former Registered Holders of Petrofund Units pursuant to the Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  The Depositary shall pay and deliver to any such Registered Holder, as soon as reasonably practicable after application therefor is made by the Registered Holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

Any certificate formerly representing Petrofund Units that is not deposited with all other documents as required by the Plan on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such Petrofund Units to receive Penn West Units or ExploreCo Common Shares or any amount of the Petrofund Special Distribution.  In such case, such Penn West Units shall be returned to Penn West for cancellation and any distributions in respect of Penn West Units and any amount of the Petrofund Special Distribution shall be returned to Penn West, and such ExploreCo Common Shares shall be returned to ExploreCo for cancellation.

Treatment of Fractional Securities

No certificates representing fractional Penn West Units or ExploreCo Common Shares shall be issued under the Arrangement.  In lieu of any fractional trust unit or share, each Registered Holder of Penn West Units or Petrofund Units otherwise entitled to a fractional interest in a Penn West Unit or ExploreCo Common Share, shall receive the nearest whole number of Penn West Units or ExploreCo Common Shares as applicable (with fractions equal to exactly 0.5 being rounded up).

Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Securityholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholder’s Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix C, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix J.  A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order.  Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.  Pursuant to the Interim Order, Dissenting Securityholders are entitled, in addition to any other right such Dissenting Securityholder may have, to dissent and to be paid by Penn West or Petrofund, as the case may be, the fair value of the Securities held by such Dissenting Securityholder in respect of which such Dissenting Securityholder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution from which such Dissenting Securityholder dissents was adopted.  A Dissenting Securityholder may dissent only with respect to all of the Securities held by such Dissenting Securityholder or on behalf of any one beneficial owner and registered in the Dissenting Securityholder’s name.  Only Registered Holders may dissent.  Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such Securities.  A Registered Holder, such as a broker, who holds Securities as nominee for beneficial holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial owners with respect to the Securities held for such beneficial owners.  In such case, the demand for dissent should set forth the number of Securities covered by it.

Dissenting Penn West Unitholders must provide a written objection to the Penn West Arrangement Resolution to Penn West c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention:  Daniel J. McDonald, Q.C. by 4:00 p.m. on the Business Day immediately preceding the date of the Penn West Meeting.  Dissenting Petrofund Unitholders must provide a written objection to the Petrofund Arrangement Resolution to Petrofund c/o Macleod Dixon LLP, 3700 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Howard A. Gorman, by 4:00 p.m. on the Business Day immediately preceding the date of the Petrofund Meeting.  No Securityholder who has voted in favour of the applicable Arrangement Resolution shall be entitled to dissent with the respect to the Arrangement.  A Dissenting Securityholder may not exercise the right of dissent in respect of only a portion of such Dissenting Securityholder’s Securities, but may dissent only with respect to all of the Securities held by the Dissenting Securityholder.

An application may be made to the Court by Penn West for Penn West Units and Petrofund for Petrofund Units or by a Dissenting Securityholder after the adoption of the applicable Arrangement Resolution to fix the fair value of the Dissenting Securityholder’s Securities.  If such an application to the Court is made by Penn West for Penn West Units, Petrofund for Petrofund Units or a Dissenting Securityholder, Penn West or Petrofund, as the case may be, must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay the Dissenting Securityholder an amount considered by the Penn West Board or the Petrofund Board, as applicable, to be the fair value of the Securities, as applicable.  The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Penn West is the applicant, or within 10 days after Penn West or Petrofund, as the case may be, is served with notice of the application, if a Dissenting Securityholder is the applicant.  The offer will be made on the same terms to each Dissenting

Securityholder of Securities, as applicable, and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Penn West for Penn West Units and Petrofund for Petrofund Units for the purchase of such holder’s Securities in the amount of the offer made by Penn West or Petrofund, as the case may be, (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal.  On the application, the Court will make an order fixing the fair value of the Securities, as applicable, of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Penn West or Petrofund, as the case may be, and in favour of each of those Dissenting Securityholders, and fixing the time within which Penn West or Petrofund, as the case may be, must pay that amount payable to the Dissenting Securityholders.  The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Penn West or Petrofund, as the case may be, and the Dissenting Securityholder as to the payment to be made by Penn West or Petrofund, as the case may be, to the Dissenting Securityholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such holder’s Securities, in the amount agreed to between Penn West or Petrofund, as the case may be, and the Dissenting Securityholder or in the amount of the judgment, as the case may be.  Until one of these events occurs, the Dissenting Securityholder may withdraw the Dissenting Securityholder’s dissent, or if the Arrangement has not yet become effective, Penn West or Petrofund may rescind the applicable Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Securityholder will be discontinued.

Penn West and Petrofund shall not make a payment to a Dissenting Securityholder in accordance with Section 191 if there are reasonable grounds for believing that Penn West or Petrofund, as the case may be, is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Penn West or Petrofund, as the case may be, would thereby be less than the aggregate of its liabilities.  In such event, Penn West or Petrofund, as the case may be, shall notify each Dissenting Securityholder that it is unable lawfully to pay Dissenting Securityholders for their securities, as applicable, in which case the Dissenting Securityholder may, by written notice to Penn West or Petrofund, as the case may be, within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case Penn West or Petrofund, as the case may be, shall be deemed to consent to the withdrawal and such Dissenting Securityholder shall be reinstated with full rights as a Securityholder, failing which such Dissenting Securityholder retains status as a claimant against Penn West or Petrofund, as the case may be, to be paid as soon as Penn West or Petrofund, as the case may be, is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Penn West or Petrofund, as the case may be, but in priority to its shareholders.

All Securities held by Dissenting Securityholders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Penn West or Petrofund, as the case may be, and cancelled in exchange for such fair value or will, if such Dissenting Securityholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be exchanged for New Penn West Units and ExploreCo Common Shares on the same basis as all other Securityholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Securities.  Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.  Accordingly, each Dissenting Securityholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix J to this Information Circular, and consult their own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that holders of not greater than 5% of the outstanding Penn West Units shall have exercised Dissent

Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date, and that holders of not greater than 5% of the outstanding Petrofund Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

Penn West and PWPL

The directors and officers of PWPL and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 731,000 Penn West Units, representing approximately 0.45% of the outstanding Penn West Units at May 23, 2006.  These directors and officers and their associates also hold approximately 2,532,500 Penn West Rights representing approximately 26.1% of the outstanding Penn West Rights, with adjusted exercise prices that will be between $24.39 and $40.77 as at the date of the Penn West Meeting.

The directors and officers of PWPL and their associates, as a group, do not beneficially own, directly or indirectly, or exercise control or direction over, any Petrofund Units, Petrofund Exchangeable Shares or Petrofund Rights at May 23, 2006.

Immediately after giving effect to the Arrangement and based on certain assumptions, it is anticipated that the directors and officers of PWPL and their associates, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 734,000 Penn West Units (representing approximately 0.31% of the outstanding Penn West Units) and 146,000 ExploreCo Common Shares (representing approximately 0.31% of the outstanding ExploreCo Common Shares) and none of the ExploreCo Warrants.

William Andrew, the President, Chief Executive Officer and a director of PWPL, will be a director of ExploreCo upon completion of the Arrangement.  None of the directors and officers of PWPL, including Mr. Andrew, will be participating in the ExploreCo Private Placement or the ExploreCo Option Plan.

Penn West has retained Scotia Capital Inc. as exclusive financial advisor to Penn West and the Penn West Board in connection with the Arrangement and Scotia Capital Inc. has provided the Penn West Fairness Opinion to the Penn West Board.  In addition, BMO Nesbitt Burns Inc., RBC Capital Markets and TD Securities Inc. are acting as strategic advisors to Penn West.  Each of these advisors has received or will receive fees from Penn West for services rendered.

See also “The Arrangement – Securities Law Matters – Canada” and “General Proxy Matters – Interest of Informed Persons in Material Transactions”.

Petrofund and PC

The directors and officers of PC and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 342,810 Petrofund Units and 249,340 Petrofund Exchangeable Shares, representing approximately 0.29% of the outstanding Petrofund Units and 100% of the outstanding Petrofund Exchangeable Shares at May 23, 2006.  These directors and officers and their associates also hold approximately 145,175 Petrofund Rights representing approximately 34.3% of the outstanding Petrofund Rights.

The directors and officers of PC and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 3,000 Penn West Units (representing less than 1% of the outstanding Penn West Units) and no Penn West Rights at May 23, 2006.

Immediately after giving effect to the Arrangement and based on certain assumptions, it is anticipated that the current directors and officers of PC and their associates, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 506,479 Penn West Units (representing approximately 0.12% of the outstanding Penn West Units), 3,709,336 ExploreCo Common Shares and 3,665,000

ExploreCo Warrants (representing approximately 7.2% of the outstanding ExploreCo Common Shares and 78% of the outstanding ExploreCo Warrants).

The Arrangement will result in a “change of control” for the purpose of the Petrofund Incentive Plans and certain Petrofund executive employment agreements, with the result that all Petrofund Rights issued and outstanding under the Petrofund Incentive Plans shall fully vest and be fully exercisable and certain severance amounts are payable under the Petrofund executive employment agreements.  Each holder of Petrofund Rights has agreed to accept cash (if applicable) or Petrofund Units immediately prior to the Effective Time in accordance with the terms of the Petrofund Rights.  In addition, certain officers of PC are entitled to receive Petrofund Units under the Petrofund LTIP.

The chart set forth below sets out for each officer of PC and for the directors of PC, as a group, the number of Petrofund Units to be issued and/or the amount of cash to be paid to such individuals as a result of the Arrangement.

Payments to Directors and Officers of PC Pursuant to the Arrangement

	Petrofund Incentive Plans			Cash Payment to be made pursuant to	Aggregate Petrofund Units
	Petrofund LTIP	Petrofund Restricted Unit Plan		Executive	to be Issued and
Name and Position	Number of Petrofund Units to be issued	Number of Petrofund Units to be issued	Cash Payment to be made ($)	Employment Agreement ($)	Aggregate Amount of Cash Payment

Jeffery E. Errico President, Chief Executive Officer and Director	27,643	—	470,000	1,921,000	27,643/ $2,391,000

Jeffrey D. Newcommon Executive Vice-President	15,623	—	269,000	1,157,000	15,623/ $1,426,000

Glen C. Fisher Senior Vice-President, Operations	11,130	—	195,000	844,000	11,130/ $1,039,000

Edward J. Brown Vice-President, Finance and Chief Financial Officer	5,046	—	172,000	690,000	5,046/ $862,000

Noel F. Cronin Vice-President, Production	—	13,550	—	342,000	13,550/ $342,000

Directors	—	20,837	—	N/A	20,837/ $—
Total	59,442	34,387	$1,106,000	$4,654,000	93,829/ $6,060,000

Certain directors, officers, employees and other service providers of PC are or will be directors, officers, employees and/or other service providers of ExploreCo and will receive remuneration for acting in that capacity and may be eligible to participate in the ExploreCo Option Plan and the ExploreCo Private Placement.  See “Other Matters to be Considered at the Meetings – ExploreCo Resolutions – Approval of the ExploreCo Option Plan”, “Appendix H, “Compensation of Executive Officers and Directors”, “Other Matters to be Considered at the Meetings – ExploreCo Resolutions – Approval of the ExploreCo Private Placement”, “The Arrangement – Securities Law Matters – Canada” and “General Proxy Matters – Interest of Informed Persons in Material Transactions”.

Petrofund has retained CIBC World Markets Inc. as exclusive financial advisor to Petrofund and the Petrofund Board in connection with the Arrangement and CIBC World Markets Inc. has provided the Petrofund Fairness Opinion to the Petrofund Board.  In addition, FirstEnergy Capital Corp., GMP Securities L.P. and Tristone Capital Inc. are acting as strategic advisors to Petrofund with respect to ExploreCo.  Each of these advisors has received or will receive fees from Petrofund for services rendered.

Expenses of the Arrangement

The estimated costs to be incurred by each of Penn West and Petrofund with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, retention, severance and similar payments, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $15 million and $27 million, respectively.

Stock Exchange Listings

Penn West

It is a mutual condition to completion of the Arrangement that the TSX shall have conditionally approved the additional listing of the Penn West Units to be issued pursuant to the Arrangement.  The TSX has conditionally approved the additional listing of the Penn West Units to be issued pursuant to the Arrangement, subject to Penn West fulfilling the requirements of such exchange.

It is also a condition to completion of the Arrangement (in favour of Petrofund) that the Penn West Units (including the Penn West Units issuable to Petrofund Unitholders pursuant to the Arrangement) shall be listed for trading on the NYSE as of the Effective Date.

ExploreCo

Provided that the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting, it is a mutual condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the ExploreCo Common Shares to be issued pursuant to the Arrangement, under the ExploreCo Option Plan and upon exercise of the ExploreCo Warrants.  Listing of the ExploreCo Common Shares on the TSX will be subject to ExploreCo meeting the original listing requirements of the TSX.  Conditional listing approval has not yet been obtained and there can be no assurance that the ExploreCo Common Shares will be listed on the TSX or on any other stock exchange.  If the listing of the ExploreCo Common Shares on the TSX is not approved, ExploreCo may consider listing on another exchange.  In the event that such listing approval cannot be obtained, Penn West and Petrofund could waive the condition and proceed with the Arrangement, in which event Securityholders may receive securities in an unlisted company.  Alternatively, Penn West and Petrofund could determine not to proceed with the Arrangement.  There can be no assurance that the ExploreCo Common Shares will be listed on a stock exchange.

Other Regulatory Approvals

In addition to the approval of Penn West Unitholders, Petrofund Unitholders and the Petrofund Special Voting Unitholder and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.

The Arrangement is a “notifiable transaction” for the purposes of Part IX of the Competition Act.  Penn West and Petrofund will jointly request that the Commissioner issue an advance ruling certificate under Section 102 of the Competition Act or, alternatively, a “no action” letter in respect of the Arrangement.  The parties may also choose to supply the prescribed short form information under Section 114 of the Competition Act.  If the Commissioner issues an advance ruling certificate, the Commissioner shall not apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the Arrangement solely on the information that is the same or substantially the same as the information on the basis of which the advance ruling certificate was issued.  Alternatively, upon the expiry of the 14 day waiting period, assuming a request for the prescribed long form information is not requested, or if the Commissioner issues a “no action” letter indicating that she is of the view that grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the Arrangement, the Commissioner will have preserved during the three years following completion of the Arrangement her authority to initiate proceedings should circumstances change.

Securities Law Matters

Canada

General

All securities to be issued under the Arrangement, including, without limitation, the Penn West Units to be issued to the Petrofund Unitholders and the ExploreCo Common Shares to be issued to Penn West Unitholders and Petrofund Unitholders, will be issued in reliance on exemptions from prospectus and registration requirements of Applicable Canadian Securities Laws or on discretionary exemptions (if required) from such requirements to be obtained from applicable securities regulatory authorities in Canada and the Penn West Units and ExploreCo Common Shares will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under Applicable Canadian Securities Laws.  There is no guarantee that the requisite approvals will be granted on a timely basis or on conditions satisfactory to Penn West, Petrofund and ExploreCo.

Penn West

Notwithstanding that the Penn West Units will be redesignated as New Penn West Units under the Arrangement, Penn West has determined that the Arrangement does not constitute a “business combination” for Penn West for the purposes of OSC Rule 61-501 or a “going private transaction” for the purposes of Regulation Q-27 because under the Arrangement the interest of Penn West Unitholders in Penn West Units held by them is not being terminated.

Penn West has also determined that neither the Arrangement nor any transactions relating thereto constitute a “related party transaction” for Penn West for the purposes of OSC Rule 61-501 and Regulation Q-27.  In particular, no “related party” of Penn West will be participating in the ExploreCo Private Placement.

Petrofund and PC

The Arrangement constitutes a “business combination” for Petrofund for the purposes of OSC Rule 61-501 due to the fact that (i) certain of the directors and officers of PC will be considered to be parties to a “connected transaction”, as defined in OSC Rule 61-501, due to their participation in the ExploreCo Private Placement, and (ii) certain senior officers and directors of PC may be considered to have received a “collateral benefit”, as defined in OSC Rule 61-501 due to the acceleration of the Petrofund Rights and the receipt of “change of control” payments pursuant to their executive employment agreements.  The Arrangement also constitutes a “going private transaction” for the purposes of Regulation Q-27 because under the Arrangement the interest of Petrofund Unitholders in the Petrofund Units held by them is being terminated.  See “Interests of Certain Persons or Companies in the Matters to be Acted Upon – Petrofund and PC”.  For information regarding the participation of certain directors and officers of PC in the ExploreCo Private Placement, see “Other Matters to be considered at the Meetings - ExploreCo Resolutions - Approval of the ExploreCo Private Placement”.

Because the Arrangement constitutes a “business combination” for Petrofund, OSC Rule 61-501 requires that “minority approval” be obtained for the Petrofund Arrangement Resolution.  This means that the Petrofund Arrangement Resolution must be approved by a majority of the votes cast in person or by proxy by the Petrofund Unitholders and the holder of the Special Voting Unit at the Petrofund Meeting, after excluding the votes attached to the Petrofund Units and the Special Voting Unit beneficially owned or over which control or direction is exercised by directors and officers of PC participating in the ExploreCo Private Placement, directors and officers of PC who are deemed to have received a “collateral benefit”, and their respective related parties and joint actors.  OSC Rule 61-501 expressly excludes benefits from being “collateral benefits” if such benefits are received solely in connection with services as an employee, director or consultant, provided that that the benefits are disclosed in the disclosure document for the transaction and, among other things, at the time the transaction is agreed to, the employee, director or consultant, together with its associated entities (as defined in OSC Rule 61-501) beneficially owns, or exercises control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer.

As of the date of this Information Circular, based on the criteria described above, Petrofund anticipates that votes attaching to a total of 369,009 Petrofund Units will need to be excluded for the purposes of determining minority approval of the Petrofund Arrangement Resolution.  The actual number of votes excluded will be determined at the date of the Petrofund Meeting based on the criteria described above and may differ from that disclosed herein.

Regulation Q-27 also requires that Petrofund obtain “minority approval” for the Arrangement because it constitutes a going private transaction for Petrofund.  Pursuant to Regulation Q-27, in determining whether minority approval for the Arrangement has been obtained, Petrofund is required to exclude the votes attaching to related parties who are not treated identically to all other holders in Canada of affected securities or receive as a consequence of the transaction, consideration of greater value than that received by all other holders of affected securities.

An application for an exemption from the requirement of Regulation Q-27 to exclude the votes attaching to Petrofund Units and the Special Voting Unit beneficially owned or controlled by certain related parties and affiliated entities receiving a collateral benefit in determining whether minority approval for the Arrangement has been obtained will be made with the Autorité des marchés financiers and completion of the Arrangement is subject to obtaining a decision by the Autorité des marchés financiers granting the exemption sought.

To the extent that the ExploreCo Private Placement is deemed to be a “related party transaction” of Petrofund for the purposes of OSC Rule 61-501, unless an exemption is available, Petrofund would be required to obtain a formal valuation for the Arrangement.  Such an exemption would be available in the circumstances because, at the date of the original Arrangement Agreement, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Arrangement, in so far as it involves all interested parties in the ExploreCo Private Placement (which includes the fair market value of benefits and payments to such interested parties in the transactions in connection with the Arrangement and the ExploreCo Private Placement), exceeds 25% of Petrofund’s market capitalization as determined under OSC Rule 61-501.

Regulation Q-27 provides that Petrofund must obtain a formal valuation for the Arrangement because it constitutes a going private transaction. An application for an exemption from this requirement will be made with the Autorité des marchés financiers and completion of the Arrangement is subject to obtaining a decision by the Autorité des marchés financiers granting the exemption sought.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation.  Pursuant to this section of the ABCA, such an application will be made by Penn West, PWPL, Petrofund and PC for approval of the Arrangement.  See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order” above.  Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Penn West and Petrofund, any recent significant decisions which would apply in this instance.  Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States

The offer and sale of the New Penn West Units and ExploreCo Common Shares (collectively, the “Arrangement Securities”) to be issued to Securityholders in exchange for their Securities under the Arrangement will not be registered under the U.S. Securities Act.  Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act.  Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all

Persons to whom the securities will be issued have the right to appear.  The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.  The Court granted the Interim Order on May 26, 2006 and, subject to the approval of the Arrangement by Penn West Unitholders, Petrofund Unitholders and the Petrofund Special Voting Unitholder, a hearing on the Arrangement will be held on June 29, 2006 by the Court.  See ”The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order” above.

The Arrangement Securities to be issued to United States Securityholders will be freely tradeable under U.S. federal securities laws, except by Persons who are “affiliates” of Penn West, Petrofund, ExploreCo, ExploreCo FinCo, PWPL, PC or the other Parties to the Arrangement immediately prior to the Arrangement or who will be “affiliates” of Penn West, PWPL or ExploreCo after the Arrangement.  Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such Arrangement Securities by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom.  Subject to certain limitations, such affiliates may immediately resell Arrangement Securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S.  Arrangement Securities to be issued to such affiliates pursuant to the Arrangement may also be resold in compliance with the resale provisions of Rule 145(d)(1) under the U.S. Securities Act, and, in the case of affiliates that are not affiliates of the issuer of the Arrangement Securities after the Arrangement, the provisions of Rule 145(d)(2) or (3) under the U.S. Securities Act, or as otherwise permitted under the U.S. Securities Act.  Rule 145(d)(1) generally provides that such affiliates may not sell the Arrangement Securities received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the U.S. Securities Act.  These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding securities of Penn West or ExploreCo or, if such securities are listed on a United States securities exchange (such as the NYSE or NASDAQ), the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market “broker transactions” (as such term is defined in Rule 144 under the U.S. Securities Act) at times when certain information specified by Rule 144 is publicly available with respect to Penn West or ExploreCo, as applicable.  Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Penn West or ExploreCo after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.

The ExploreCo Common Shares will not be listed on any United States stock exchange.  In addition, until ExploreCo is required to register the ExploreCo Common Shares pursuant to the U.S. Exchange Act, ExploreCo will not file reports with the SEC.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Arrangement Securities received upon completion of the Arrangement.  All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Experts

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Burnet, Duckworth & Palmer LLP, on behalf of Penn West and Macleod Dixon LLP, on behalf of Petrofund and ExploreCo.  As at May 23, 2006, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Penn West Units and less than 1% of the outstanding Petrofund Securities.  As at May 23, 2006, the partners and associates of Macleod Dixon LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Penn West Units and less than 1% of the outstanding Petrofund Securities.  Certain matters relating to United States federal income tax considerations have been passed upon by Dorsey & Whitney LLP on behalf of Penn West and by Shearman & Sterling LLP on behalf of Petrofund.  As of May 23, 2006, the partners and associates of Dorsey & Whitney LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Penn West Units.  As of May 23, 2006, the partners and associates of Shearman & Sterling LLP beneficially owned, directly or indirectly, less then 1% of the outstanding Petrofund Securities.  GLJ does not hold any Penn West Units or Petrofund Securities as of the date hereof.

John Brussa, a partner of Burnet, Duckworth & Palmer LLP, is a director and the Chairman of the Board of PWPL.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Penn West, and Macleod Dixon LLP, counsel to Petrofund, (collectively, “counsel”), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Petrofund Unitholder who is entitled to receive a proportionate amount of the Special Distribution, the ExploreCo Distribution and Penn West Units pursuant to the Arrangement and a Penn West Unitholder entitled to receive a proportionate amount of the ExploreCo Distribution pursuant to the Arrangement, and who, for purposes of the Tax Act, holds or will hold Petrofund Units, Penn West Units and ExploreCo Common Shares as capital property and deals at arm’s length with each of Penn West and Petrofund. Generally, the Petrofund Units, Penn West Units and ExploreCo Common Shares, as the case may be, will be considered to be capital property to a Unitholder provided such Unitholder does not hold such property in the course of carrying on a business and has not acquired such property in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Unitholders who are resident in Canada and who might not otherwise be considered to hold any such property as capital property may, in certain circumstances, be entitled to have the Petrofund Units, Penn West Units and ExploreCo Common Shares treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a Unitholder that is a “financial institution”, as defined in the Tax Act, for purposes of the mark to market rules or an interest which would be a “tax shelter investment” as defined in the Tax Act. Any such Unitholder should consult its own tax advisor with respect to the Arrangement.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), counsel’s understanding of the current published administrative and assessing policies of the CRA and representations of Penn West and Petrofund as to certain factual matters.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular Unitholder. Consequently, Unitholders should consult their own tax advisors having regard to their own particular circumstances.

Dissenting Unitholders

Unitholders who validly exercise their rights of dissent and who are entitled to receive payment from Penn West and/or Petrofund equal to the fair market value of their Units will realize a capital gain (or a capital loss) equal to the amount by which the cash received as payment for their Units, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Units to the Dissenting Unitholders. For a discussion with respect to the tax treatment of capital gains, please refer to the section below titled “Taxation of Capital Gains and Capital Losses”.  A Dissenting Unitholder who is not resident in Canada for the purposes of the Tax Act will not be subject to taxation in Canada with respect to the disposition of such Units unless such Units constitute “taxable Canadian property” as discussed in the section below titled “Taxation of Unitholders who are Non-Residents of Canada”.

Any interest awarded by a court to a Dissenting Unitholder who is a resident of Canada for the purposes of the Tax Act will be included in the Dissenting Unitholder’s income for income tax purposes.  In the case of a Non-Resident Dissenting Unitholder, such interest would be subject to withholding tax at the rate of 25%, subject to the reduction of such rate under an applicable income tax convention.

The Special Distribution by Petrofund

A Petrofund Unitholder (other than an Exempt Plan, as defined in the section below titled “Taxation of Tax Exempt Unitholders”) who is a resident of Canada for the purposes of the Tax Act will be required to include in income such proportionate share of the Special Distribution which represents a distribution of Petrofund’s income to the Petrofund Unitholder in the taxation year in which the Special Distribution is paid. Exempt Plans will not generally be liable for any tax with respect to the Special Distribution. The proportionate share of the Special Distribution distributed to a Resident Petrofund Unitholder in excess of such Unitholder’s share of Petrofund’s Income will generally not be included in the Unitholder’s income but will reduce the adjusted cost base of the Petrofund Units held by the Petrofund Unitholder. To the extent that the adjusted cost base of the Petrofund Units would be less than nil, a Resident Petrofund Unitholder will be deemed to have realized a capital gain equal to such negative amount. The taxation of capital gains is discussed below under “Taxation of Capital Gains and Capital Losses”.

A Non-Resident Petrofund Unitholder will be subject to a 25% Canadian withholding tax on the proportionate share of Petrofund’s income which is distributed pursuant to the Special Distribution at the time the Special Distribution is paid unless such rate is reduced under the provisions of a tax treaty between Canada and the Petrofund Unitholder’s jurisdiction of residence. For example, a Petrofund Unitholder resident in the United States for purposes of the Canada-United States Income Tax Convention (the “Canada-US Treaty”) will be entitled to have the rate of withholding reduced to 15% of the amount of any income so distributed. The proportionate share of the Special Distribution distributed to a Non-Resident Petrofund Unitholder in excess of such Unitholder’s share of Petrofund’s income will generally be subject to Canadian withholding tax at the rate of 15%. A Non-Resident Petrofund Unitholder will generally not be required to report such excess amount in a Canadian tax return and such excess amount will not reduce the adjusted cost base of the Unitholder’s Petrofund Units.

The Distribution of ExploreCo Common Shares

The ExploreCo Distribution is conditional upon the ExploreCo Resolutions being approved by the Penn West Unitholders and the Petrofund Unitholders, and the following portion of the summary assumes that the ExploreCo Resolutions are so approved.

A Unitholder who is resident in Canada for the purposes of the Tax Act will not be required to include in income for the taxation year, such proportionate share of the ExploreCo Distribution. The proportionate share of the ExploreCo Distribution will reduce the adjusted cost base of the Units held by the Unitholder in respect of which the ExploreCo Distribution is received. To the extent that the adjusted cost base of the Units would be negative for a Unitholder, such Unitholder will be deemed to have realized a capital gain equal to such negative amount. For discussion regarding the treatment of capital gains, please see the section below titled “Taxation of Capital Gains and Capital Losses”.

A Non-Resident Unitholder will be subject to a 15% Canadian withholding tax on such proportionate share of the ExploreCo Distribution in the taxation year in which the ExploreCo Distribution is made. A Non-Resident Unitholder will generally not be required to report such distribution in a Canadian tax return and such distribution will not reduce the adjusted cost base of the Non-Resident Unitholder’s Units. Any such withholding tax will be withheld from the ExploreCo Distribution by Petrofund and Penn West, as the case may be, in the form of a holdback of the appropriate number of ExploreCo Common Shares which would otherwise be distributed to the Non-Resident Unitholder.

Unitholders who dispose of ExploreCo Common Shares will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the ExploreCo Common Shares to the Unitholders.  For a discussion with respect to the tax treatment of capital gains, please refer to the section below titled “Taxation of Capital Gains and Capital Losses”.  A Unitholder who is not resident in Canada for the purposes of the Tax Act will not be subject to taxation in Canada with respect to the disposition of such ExploreCo Common Shares unless such ExploreCo Common Shares constitute “taxable Canadian property” as discussed in the section below titled “Taxation of Unitholders who are Non-Residents of Canada”.

Unitholders who are resident in the United States should refer to the section titled “United States Federal Income Tax Considerations” for commentary which is specific to their jurisdiction.

Redesignation of Penn West Units

The Penn West Trust Indenture will be amended such that the Penn West Units will be redesignated as New Penn West Units with the rights and privileges which are substantially the same as the Penn West Units except for the right to receive the ExploreCo Distribution. Such redesignation will not be considered to be a disposition of the Penn West Units by Penn West Unitholders and accordingly no tax consequences will result from such redesignation.

The Merger Transactions/Distribution of Penn West Units

The transactions which result in the merger of Penn West and Petrofund (the “Merger Transactions”) will create the following events for the Petrofund Unitholders. On the Effective Date, Resident Petrofund Unitholders will dispose of their Petrofund Units to MFCorp, in exchange for MFCorp Special Shares, on the basis of 1.000 of an MFCorp Special Share for each Petrofund Unit (the “MFCorp Distribution”). Each Resident Petrofund Unitholder may execute an election under Section 85 of Tax Act, with respect to such exchange, jointly with MFCorp. Subsequently, MFCorp will merge with Penn West (the “Penn West Merger”), such that each Unitholder’s MFCorp Special Shares will be disposed of in exchange for Penn West Units on the basis of 0.60 Penn West Units for each one MFCorp Special Share held.

Non-Resident Unitholders will dispose of their Petrofund Units to Petrofund in exchange for Penn West Units on the basis of 0.60 Penn West Units for each Petrofund Unit (the “Petrofund Exchange”).

The MFCorp Distribution

A Resident Petrofund Unitholder who holds Petrofund Units as capital property and receives MFCorp Special Shares as part of the MFCorp Distribution, and who does not file a joint election with MFCorp under Section 85 of the Tax Act, generally will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the MFCorp Shares received is greater (or less) than the adjusted cost base of the Petrofund Units so exchanged plus any reasonable costs incurred by the Petrofund Unitholder in connection with the exchange. A Resident Petrofund Unitholder may be able to defer all or a portion of any capital gain which would otherwise result from the exchange by making a joint election with MFCorp under Section 85 of the Tax Act. For discussion regarding the treatment of capital gains and losses, please see the section below titled “Taxation of Capital Gains and Capital Losses”.

Section 85 Election

Resident Petrofund Unitholders will be given the option of electing to have the provisions of Section 85 of the Tax Act apply to the exchange of Petrofund Units to MFCorp for MFCorp Special Shares. Resident Petrofund Unitholders are strongly urged to make this election since it will enable them to defer the gain, if any, realized on such exchange. If a Resident Petrofund Unitholder and MFCorp elect to have Section 85 of the Tax Act apply, the effect of making such election is that the proceeds of disposition of the Petrofund Units are deemed to be the amount set forth in the election, subject to the limitations imposed by the Tax Act upon the amount that can be elected. The elected amount cannot exceed the fair market value at the time of the exchange of the Petrofund Units disposed of on the exchange nor can it be less than the lesser of the fair market value of the Petrofund Units and the adjusted cost base to the Resident Petrofund Unitholders of such Petrofund Units at the time of the exchange. A capital gain will, therefore, be recognized to the extent that the proceeds (elected amount) deemed to have been received for the Petrofund Units, net of any reasonable costs of disposition, exceed the adjusted cost base to the Resident Petrofund Unitholders of his Petrofund Units (see “Taxation of Capital Gains and Capital Losses”). The MFCorp Special Shares received will be deemed to have a cost equal to the elected amount in respect of the Petrofund Units.

In order to make the election, a Resident Petrofund Unitholder must provide to MFCorp, two signed copies of the prescribed form of election (including any applicable provincial tax election forms relevant to such Resident Petrofund Unitholder) no later than 90 days after the Effective Time, duly completed with the details of the number of Petrofund Units transferred and the applicable elected amount for purposes of the election. The election form will be signed by MFCorp and returned to the Petrofund Unitholder for filing by the Resident Petrofund Unitholder with the CRA (and with any applicable provincial tax authorities). It is the sole responsibility of the Resident Petrofund Unitholder who wishes to take advantage of the tax deferral provided for by section 85 of the Tax Act to attend to the proper completion and filing of the forms required by the Tax Act in that regard.

For Canadian federal income tax purposes, the relevant tax election form is Form T2057, entitled “Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation”, (or, if the Resident Petrofund Unitholder is a partnership, Form T2058 entitled “Election on Disposition of Property by a Partnership to a Taxable Canadian Corporation”). Resident Petrofund Unitholders should consult their own tax advisors to determine whether any separate provincial election forms are required.

Neither Petrofund, MFCorp nor Penn West will be responsible for any interest, penalties or taxes resulting from a Resident Petrofund Unitholder’s failure to file an election under Section 85 on time and properly completed.

The Penn West Merger

The Penn West Merger will be a “qualifying exchange” as defined in the Tax Act. Accordingly, the disposition by a Resident Petrofund Unitholder of the MFCorp Special Shares in exchange for Penn West Units, as a consequence of the Penn West Merger, will not result in a capital gain or capital loss to such Unitholder. The taxation year of each of MFCorp and Penn West will be deemed to end in the course of such merger and any income of MFCorp or Penn West for such year will be paid or payable to their respective Unitholders in accordance with the terms of their constating documents. MFCorp and Penn West have advised counsel that they will file an election with the CRA in respect of the Penn West Merger with the result that no taxable income will arise in MFCorp as a result of the Penn West Merger. The aggregate initial cost of Penn West Units received by a Petrofund Unitholder pursuant to the Penn West Merger will be equal to the aggregate adjusted cost base to such holder of the MFCorp Special Shares which are cancelled on the Penn West Merger. This cost will be averaged with the cost of all other Penn West Units held by the Petrofund Unitholder to determine the adjusted cost base of each Penn West Unit held.

The Petrofund Exchange

The Petrofund Exchange will be a “qualifying exchange” as defined in the Tax Act. Accordingly, the disposition by a Non-Resident Petrofund Unitholder of Petrofund Units in exchange for Penn West Units, as a consequence of the Petrofund Exchange, will not result in a capital gain or capital loss to such Unitholder. The taxation year of each of Petrofund and Penn West will be deemed to end in the course of such exchange and any income of Petrofund or Penn West for such year end will be paid or payable to their respective securityholders in accordance with the terms of their constating documents. Petrofund and Penn West have advised counsel that they will file an election with the CRA in respect of the Petrofund Exchange with the result that no taxable income will arise in Petrofund as a result of the Petrofund Exchange. The aggregate initial cost of the Penn West Units received by a Petrofund Unitholder pursuant to the Petrofund Exchange will be equal to the aggregate adjusted cost base to such holder of the Petrofund Units which are cancelled on the Petrofund Exchange. This cost will be averaged with the cost of all other Penn West Units held by the Petrofund Unitholder to determine the adjusted cost base of each Penn West Unit held.

Status of Penn West Trust

Counsel has been advised that Petrofund and Penn West will each qualify as a “unit trust” and a “mutual fund trust” as defined by the Tax Act at all relevant times. Further, counsel has been advised by management that it intends to file the appropriate election, within the appropriate time frame, such that MFCorp will qualify as a “mutual fund corporation” at all relevant times. The trust remaining after the Merger Transactions will be Penn West and this summary assumes that Penn West will continue to qualify as a mutual fund trust thereafter for the duration of its existence. In order to qualify as a mutual fund trust, Penn West, among other things, cannot, and may not at any time, reasonably be considered to be established or maintained primarily for the benefit of non-resident persons unless at all times since its formation, all or substantially all of its property has consisted of property other than “taxable Canadian property” (as defined in the Tax Act) (the “property exception”). In addition, the undertaking of Penn West must be restricted to the investing of its funds in property (other than real property or an interest in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of Penn West, or a combination of these activities.

Penn West is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Penn West Unitholders and which is deducted by Penn West in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by Penn West or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year end of Penn West will generally be December 31 of each year.

Penn West will be required to include in its income for each taxation year: (i) all interest on debt obligations owing to it that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year; (ii) its income received from the NPIs; (iii) all amounts paid or payable to Penn West in respect of the PVT Units which represents a distribution of PVT’s income; and (iv) all dividends received on the shares of PWPL unless appropriate designations are made by Penn West that will deem such dividends to have been received by Penn West Unitholders and not to have been received by Penn West.

In computing its income, Penn West will generally be entitled to deduct reasonable administrative expenses incurred to earn income. Penn West will also be entitled to deduct the costs incurred by it in connection with the issuance of Penn West Units on a five-year, straight-line basis. Acquisitions or dispositions of Canadian resource properties subject to the NPIs may result in increases or decreases in Penn West’s cumulative Canadian oil and gas property expense (“COGPE”). Penn West may deduct up to 10% of its COGPE annually on a declining balance basis (subject to proration for short taxation years). If Penn West’s cumulative COGPE is less than zero at the end of a taxation year, such negative amount would generally be included in income. Penn West may also deduct amounts which become payable by it to Penn West Unitholders in the year, to the extent that Penn West has net income for the year after the inclusions and deductions outlined above. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by Penn West or the Unitholder is entitled in that year to enforce payment of the amount. Under the Penn West Trust Indenture, net income of Penn West for each year will be paid or made payable by way of cash distributions to the Penn West Unitholders. The Penn West Trust Indenture also contemplates other situations in which Penn West may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Penn West Unitholders in the form of additional Penn West Units.

Under the Penn West Trust Indenture, income received by Penn West may be used to finance any cash redemptions of Penn West Units.

For purposes of the Tax Act, Penn West generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. Accordingly, it is expected that Penn West will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

Taxation of Unitholders who are Residents of Canada

A Penn West Unitholder who is resident in Canada for the purposes of the Tax Act will generally be required to include in computing income for a particular taxation year of such Unitholder the portion of the net income of Penn West for a taxation year, including taxable dividends and net realized taxable capital gains determined for the purposes of the Tax Act, that is paid or becomes payable to such Unitholder in that particular taxation year whether paid in cash or property of Penn West (including additional Penn West Units). An amount will be considered payable to a Unitholder in a taxation year if such Unitholder is entitled in the year to enforce payment of the amount. For the purposes of the Tax Act, income of a Unitholder from Penn West Units will generally be considered to be income from property and not resource income. Any deduction or loss of Penn West for purposes of the Tax Act cannot be allocated to, or treated as a deduction or loss, of a Unitholder.

Provided that appropriate designations are made by Penn West, such portions of its net taxable capital gains and taxable dividends that are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. For further discussion in respect of the treatment of capital gains, please see the section below titled “Taxation of Capital Gains and Capital Losses”.

Any amount paid or payable by Penn West to a Unitholder in excess of the proportion of the net income of Penn West that is paid or payable to such Unitholder in a taxation year should not generally be included in such Unitholder’s income for the year. However, the proportionate amount of such excess will reduce the adjusted cost base of each Penn West Unit held by the Unitholder. To the extent that the adjusted cost base of a Penn West Unit to a Unitholder would otherwise be less than nil, the negative amount will be deemed to be a capital gain realized by the Unitholder from the disposition of the Penn West Unit in the year in which the negative amount arises.

Upon the disposition or deemed disposition of a Penn West Unit by a Unitholder, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by Penn West which represents an amount that must otherwise be included in income) are greater (or less) than the aggregate of the Unitholder’s adjusted cost base of the Penn West Unit and any reasonable costs of the disposition. Where, in accordance with the Penn West Trust Indenture, a Unitholder redeems Penn West Units, and notes held by Penn West (the “notes”) are distributed or debt securities are issued by Penn West (the “Repurchase Notes”), as the case may be, in satisfaction of the aggregate redemption price, the proceeds of disposition to the Unitholder will generally be equal to the fair market value of the notes distributed or the Repurchase Notes so issued, as the case may be.

The adjusted cost base of any note distributed by Penn West to a Unitholder or Repurchase Note issued to a Unitholder by Penn West upon a redemption of Penn West Units will generally be equal to the fair market value of the note or Repurchase Note, as the case may be, at the time of distribution or issuance, respectively, less any accrued interest thereon. Such a Unitholder will be required to include in income interest paid or accrued on the note or Repurchase Note, as the case may be, in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the note, an offsetting deduction may be available. For purposes of computing the adjusted cost base to a holder of notes or Repurchase Notes, the respective costs must be averaged with the adjusted cost base to the holder of all notes or Repurchase Notes, as the case may be, held at that time by the holder as capital property. Unitholders who receive a note or a Repurchase Note should consult their own tax advisors, having regard to their own particular circumstances.

Taxation of Capital Gains and Capital Losses

One half of any capital gain realized by a Unitholder who is a resident of Canada for purposes of the Tax Act, on a disposition or deemed disposition of Units or ExploreCo Common Shares, and the amount of any net taxable capital gains designated by Penn West in respect of a Unitholder, will be included in the Unitholder’s income under the Tax Act in the year of disposition or designation, as the case may be, as a taxable capital gain. One half of any capital loss (an “allowable capital loss”) realized by a Unitholder upon a disposition of Units or ExploreCo Common Shares may be deducted against any taxable capital gains realized by the Unitholder in the year of disposition. To the extent that the Unitholder’s allowable capital losses exceed the Unitholder’s taxable capital gains for the year, the excess may be carried over and applied against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual may give rise to minimum tax depending on such Unitholder’s circumstances. A Unitholder that is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay a refundable tax on certain investment income, including taxable capital gains, but excluding certain income distributed from Penn West which is deemed to be income from property. Unitholders to whom these rules might apply should consult their own tax advisors.

Taxation of Tax Exempt Unitholders

Subject to the specific provisions of any particular plan, Penn West Units and, as and when listed on a prescribed stock exchange (including the TSX), the ExploreCo Common Shares will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act (“Exempt Plans”). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from Penn West or any capital gain realized on the disposition of any Penn West Units or ExploreCo Common Shares.

Exempt Plans should contact their own tax advisors with regard to the acquisition of notes or Repurchase Notes on the redemption of Penn West Units to determine whether such indebtedness constitutes a qualified investment for such Exempt Plan having regard to their own circumstances. Certain negative tax consequences may arise where an Exempt Plan acquires or holds a non-qualified investment.

Taxation of Unitholders who are Non-Residents of Canada

When Penn West makes distributions to a Unitholder who is not resident in Canada for purposes of the Tax Act, the same general considerations as those discussed above with respect to a Penn West Unitholder who is resident in Canada will apply, except that any distribution of income of Penn West to a Penn West Unitholder not resident in Canada will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under the provisions of a tax treaty between Canada and the Penn West Unitholder’s jurisdiction of residence. For example, Penn West Unitholders resident in the United States for purposes of the Canada-US Treaty will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

The proportionate share of any distribution which is in excess of a distribution of Penn West’s income will generally be subject to a Canadian withholding tax of 15% if, at the time of the distribution, Penn West Units are listed on a prescribed stock exchange (which includes the TSX) and the value of Penn West’s Units is primarily attributable to real property situated in Canada, Canadian resource property or a timber resource property. If a subsequent disposition of a Penn West Unit results in a capital loss to a non-resident Penn West Unitholder, a refund of the 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return. A non-resident Penn West Unitholder will not be required to report such distribution in a Canadian tax return and such distribution will not reduce the adjusted cost base of the Penn West Units.

A disposition or deemed disposition of Penn West Units, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Penn West Unitholder who is not resident in Canada for the purposes of the Tax Act provided that the Penn West Units held by the Penn West Unitholder are not “taxable Canadian property” for the purposes of the Tax Act. Penn West Units will not constitute taxable Canadian property to a Non-Resident Penn West Unitholder unless: (i) the Penn West Unitholder holds or uses, or is deemed to hold or use the Penn West Units in the course of carrying on business in Canada; (ii) the Penn West Units are “designated insurance property” of the Penn West Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Penn West Units the Penn West Unitholder or persons with whom the Penn West Unitholder did not deal at arm’s length or any combination thereof, held more than 25% of the issued Penn West Units or, either alone or together persons with whom the Penn West Unitholder did not deal at arm’s length, held options or rights to acquire more than 25% of the issued Penn West Units; or (iv) Penn West is not a mutual fund trust on the date of disposition.

Non-Resident Penn West Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances.

Unitholders who are resident in the United States should refer to the section titled “United States Federal Income Tax Considerations” for commentary which is specific to their jurisdiction.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Dorsey & Whitney LLP, U.S. tax counsel to Penn West, and Shearman & Sterling LLP, U.S. tax counsel to Petrofund, the following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to (a) the Arrangement and (b) the ownership and disposition of Penn West Units and ExploreCo Common Shares received pursuant to the Arrangement.

The opinion of Dorsey & Whitney LLP and the opinion of Shearman & Sterling LLP rely on certain representations made by Penn West and Petrofund (as of the date of this Information Circular, the Effective Time, and after the

Effective Time, where relevant), are based on certain assumptions (including the absence of changes in existing facts and law, the completion of the Arrangement in accordance with the terms and conditions of the Arrangement Agreement and the Plan of Arrangement and in the manner described in this Information Circular, and that any representation made “to the knowledge of” the officers of Penn West or Petrofund, or with similar qualification, is true and correct without regard to such qualification) and are subject to the limitations and qualifications set forth in this summary.  If any of these assumptions or representations is not accurate or true, the legal opinions cannot be relied upon and the U.S. federal income tax consequences to U.S. Holders of the Arrangement, and the ownership and disposition of Penn West Units and ExploreCo Common Shares received pursuant to the Arrangement, could differ significantly and adversely from those described in this summary.  These legal opinions are not binding on the Internal Revenue Service (the “IRS”) or the U.S. courts, and no assurance can be provided that the conclusions reached in these legal opinions will not be challenged by the IRS or will be sustained by a U.S. court if so challenged.  In addition, Penn West and Petrofund have not requested, and do not intend to request, a ruling from the IRS regarding any of the U.S. federal income tax consequences of (a) the Arrangement or (b) the ownership and disposition of Penn West Units and ExploreCo Common Shares received pursuant to the Arrangement.

For purposes of this summary, the “Petrofund Exchange” means (a) the transfer of the Petrofund Assets to Penn West in exchange for Penn West Units and Penn West Special Units and the assumption by Penn West of the Petrofund Assumed Liabilities (followed by the liquidation of Petrofund for U.S. federal income tax purposes), (b) the transfer by certain Petrofund Unitholders of their Petrofund Units to MFCorp in exchange for MFCorp Special Shares, (c) the redemption by Petrofund of the remaining Petrofund Units held by the Petrofund Unitholders in exchange for Penn West Units, and (d) the redemption by MFCorp of the MFCorp Special Shares from the former Petrofund Unitholders in exchange for Penn West Units (followed by the liquidation of MFCorp for U.S. federal income tax purposes).

This summary assumes that Petrofund and Penn West each are classified as foreign corporations for U.S. federal income tax purposes (even though they are organized as unincorporated open-end investment trusts under Canadian law) and uses terminology consistent with this corporate classification, including references to “dividends” and “earnings and profits.”

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of Penn West Units and ExploreCo Common Shares received pursuant to the Arrangement.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder of the Arrangement and the ownership and disposition of Penn West Units and ExploreCo Common Shares received pursuant to the Arrangement.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Penn West Units and ExploreCo Common Shares received pursuant to the Arrangement.

To ensure compliance with U.S. Treasury Department Circular 230, U.S. Holders are hereby notified that: (a) any discussion of U.S. federal tax issues in this Information Circular is not intended or written to be relied upon, and cannot be relied upon by a U.S. Holder, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this Information Circular; and (c) each U.S. Holder should seek advice based on such U.S. Holder’s particular circumstances from an independent tax advisor.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Petrofund Units or Penn West Units (or, following the completion of the Arrangement, a beneficial owner of Penn West Units or ExploreCo Common Shares received pursuant to the Arrangement) that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A “non-U.S. Holder” is a beneficial owner of Petrofund Units or Penn West Units (or, following the completion of the Arrangement, a beneficial owner of Penn West Units or ExploreCo Common Shares received pursuant to the Arrangement) other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders of the Arrangement or the ownership and disposition of Penn West Units and ExploreCo Common Shares received pursuant to the Arrangement.  Accordingly, non-U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement and the ownership and disposition of Penn West Units and ExploreCo Common Shares received pursuant to the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement, or the ownership and disposition of Penn West Units and ExploreCo Common Shares received pursuant to the Arrangement, to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Penn West Units or Petrofund Units (or, following the completion of the Arrangement, U.S. Holders that will own Penn West Units or ExploreCo Common Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Penn West Units or Petrofund Units in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that are liable for the “alternative minimum tax” under the Code, (h) U.S. Holders that hold Penn West Units or Petrofund Units (or, following the completion of the Arrangement, U.S. Holders that will hold Penn West Units or ExploreCo Common Shares) other than as a capital asset within the meaning of section 1221 of the Code, including U.S. Holders that received Penn West Units or Petrofund Units in a compensatory transaction; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding equity interests of Penn West or Petrofund, respectively, entitled to vote (or, following the completion of the Arrangement, U.S. Holders that will own, directly, indirectly, or constructively, 10% or more of the total combined voting power of the outstanding equity interests of Penn West entitled to vote or the outstanding shares of ExploreCo entitled to vote).  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Penn West Units or ExploreCo Common Shares received pursuant to the Arrangement.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Penn West Units or Petrofund Units (or, following the completion of the Arrangement, Penn West Units or ExploreCo Common Shares), the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.  Partners in a partnership that beneficially owns Penn West Units or Petrofund Units (or, following the completion of the Arrangement, Penn West Units or ExploreCo Common Shares) should consult their own financial advisor, legal counsel, or accountant as to the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Penn West Units or ExploreCo Common Shares received pursuant to the Arrangement.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., to U.S. Holders of the Arrangement or the ownership and disposition of Penn West Units or ExploreCo Common Shares received pursuant to the Arrangement.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the Arrangement and the ownership and disposition of Penn West Units or ExploreCo Common Shares received pursuant to the Arrangement.

Transactions Not Addressed

Other than the Petrofund Exchange and the ExploreCo Distribution, this summary does not address the U.S. federal income tax consequences of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement).  For example, this summary does not address the U.S. federal income tax consequences of any of the following transactions: (a) the exercise of Dissent Rights with respect to any Penn West securities; (b) any vesting, exercise, or other transaction involving the Penn West Rights or any other rights to acquire Penn West Units, (c) any vesting, exercise, assumption, conversion, or other transaction involving the Petrofund Rights or any other rights to acquire Petrofund securities; (d) transactions involving the Petrofund Exchangeable Shares or the Special Voting Unit; and (e) any conversion, assumption, sale, or other transaction involving any debenture or debt instrument of Petrofund.

U.S. Federal Income Tax Consequences of the Arrangement to Petrofund Unitholders

Petrofund Special Distribution

A U.S. Holder of Petrofund Units that receives a Petrofund Special Distribution generally will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of Petrofund (without reduction for any Canadian income tax withheld).  Any such dividend generally should qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” in the case of a U.S. Holder that is an individual, estate, or trust and that satisfies certain holding period requirements.  Any such dividend generally will not be eligible for the “dividends received deduction” under the Code.  To the extent the Petrofund Special Distribution exceeds the current and accumulated “earnings and profits” of Petrofund, this distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Petrofund Units and, (b) thereafter, as gain from the sale or exchange of the Petrofund Units.

The Petrofund Exchange as a Tax-Deferred Reorganization

Subject to the application of the Boot Limitation Rule discussed below, although there is significant uncertainty, it is more likely than not that the Petrofund Exchange will qualify as a tax-deferred reorganization under section 368(a)(1) of the Code (a “Reorganization”).  This conclusion is based, in part, on treating the various transactions that constitute the Petrofund Exchange as a single, integrated transaction for U.S. federal income tax purposes.

However, there is no direct legal authority that addresses the proper treatment of the Petrofund Exchange for U.S. federal income tax purposes.  In addition, the Petrofund Exchange will be effected under applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. law.  Accordingly, the opinion that it is more likely than not that the Petrofund Exchange will qualify as a Reorganization is subject to significant uncertainty.  There can be no assurance that the IRS will not challenge the qualification of the Petrofund Exchange as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS.

In the event that Penn West exchanges cash or property (in addition to Penn West Units and Penn West Special Units) for assets of Petrofund pursuant to the Arrangement, the Petrofund Exchange will qualify as a Reorganization only if Penn West acquires pursuant to the Arrangement, solely for Penn West Units and Penn West Special Units, assets of Petrofund having a fair market value, as of the Effective Time, equal to at least eighty percent (80%) of the fair market value, as of the Effective Time, of the total assets of Petrofund (the “Boot Limitation Rule”).  Accordingly, under the Boot Limitation Rule, the sum of the following amounts may not exceed twenty percent (20%) of the fair market value, as of the Effective Time, of the total assets of Petrofund: (a) cash or property (including the fair market value of the ExploreCo Common Shares, but excluding the Penn West Units and Penn West Special Units) paid, directly or indirectly, by Penn West to Petrofund or Petrofund Unitholders in any transaction that is undertaken in connection with the Arrangement; (b) cash paid, directly or indirectly, by Penn West to Petrofund Unitholders that exercise Dissent Rights; (c) the liabilities of Petrofund assumed by Penn West (including any options, warrants, or other rights to acquire Petrofund Securities assumed by Penn West) plus the liabilities to which the assets of Petrofund that are acquired by Penn West are subject; (d) the liabilities of Petrofund affiliates assumed by Penn West in connection with the Arrangement; and (e) any amounts loaned by Penn West (or any of its affiliates) to Petrofund (or any of its affiliates) in connection with the Arrangement.

If the Petrofund Exchange qualifies as a Reorganization, the following U.S. federal income tax consequences would result to U.S. Holders of Petrofund Units:

(a)           no gain or loss would be recognized by a U.S. Holder upon the exchange of Petrofund Units for Penn West Units pursuant to the Arrangement;

(b)           the aggregate tax basis of a U.S. Holder in the Penn West Units received in exchange for Petrofund Units pursuant to the Arrangement would be equal to such U.S. Holder’s aggregate tax basis in the Petrofund Units exchanged, subject to potential adjustment as discussed below (see “ExploreCo Distribution”);

(c)           the holding period of a U.S. Holder for the Penn West Units received in exchange for Petrofund Units pursuant to the Arrangement would include such U.S. Holder’s holding period for the Petrofund Units exchanged; and

(d)           upon receipt of the ExploreCo Distribution, a U.S. Holder would (i) be treated as receiving “boot” under section 356 of the Code, (ii) be treated as receiving a taxable distribution under section 301 of the Code, or (iii) be treated as receiving in part “boot” under section 356 of the Code and in part a taxable distribution under section 301 of the Code, as discussed below (see “ExploreCo Distribution”).

In addition, U.S. Holders that exchange Petrofund Units for Penn West Units pursuant to the Arrangement generally would be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding its information reporting and record retention responsibilities in connection with the Arrangement.

The Petrofund Exchange as a Taxable Transaction

If the Petrofund Exchange does not qualify as a Reorganization, the following U.S. federal income tax consequences would result to U.S. Holders of Petrofund Units:

(a)           a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the Penn West Units received in exchange for Petrofund Units pursuant to the Arrangement and (ii) the tax basis of such U.S. Holder in the Petrofund Units exchanged, subject to the discussion below regarding the receipt of the ExploreCo Distribution (see “ExploreCo Distribution”);

(b)           the tax basis of a U.S. Holder in the Penn West Units received in exchange for Petrofund Units pursuant to the Arrangement would be equal to the fair market value of such Penn West Units on the date of receipt;

(c)           the holding period of a U.S. Holder for the Penn West Units received in exchange for Petrofund Units pursuant to the Arrangement would begin on the day after the date of receipt; and

(d)           upon the receipt of the ExploreCo Distribution, a U.S. Holder would (i) be treated as receiving additional consideration in exchange for Petrofund Units, (ii) be treated as receiving a taxable distribution under section 301 of the Code, or (iii) be treated as receiving in part additional consideration in exchange for Petrofund Units pursuant to the Arrangement and in part a taxable distribution under section 301 of the Code, as discussed below (see “ExploreCo Distribution”).

The gain or loss described in clause (a) immediately above generally should be capital gain or loss, which will be long-term capital gain or loss if such Petrofund Units are held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.

ExploreCo Distribution

As discussed below, the U.S. federal income tax treatment of the ExploreCo Distribution to U.S. Holders of Petrofund Units will depend, in part, on whether the Petrofund Exchange qualifies as a Reorganization.

The Petrofund Exchange as a Tax-Deferred Reorganization

Assuming that the Petrofund Exchange qualifies as a Reorganization, upon the receipt of the ExploreCo Distribution, a U.S. Holder of Petrofund Units should (a) be treated as receiving “boot” under section 356 of the Code, (b) be treated as receiving a taxable distribution under section 301 of the Code, or (c) be treated as receiving in part “boot” under section 356 of the Code and in part a taxable distribution under section 301 of the Code (based upon the relative fair market values of the assets of ExploreCo received from Penn West and Petrofund, respectively).  The proper U.S. federal income tax treatment of the ExploreCo Distribution is uncertain, and each U.S. Holder of Petrofund Units should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the receipt of the ExploreCo Distribution.

To the extent that the ExploreCo Distribution is treated as “boot” under section 356 of the Code, a U.S. Holder of Petrofund Units would recognize a gain (but not a loss) in an amount equal to the lesser of (a) the excess, if any, of (i) the sum of the fair market value of the ExploreCo Common Shares received (without reduction for any Canadian income tax withheld) plus the fair market value of the Penn West Units received over (ii) the tax basis of such U.S. Holder in the Petrofund Units exchanged pursuant to the Arrangement or (b) the fair market value of the ExploreCo Common Shares received (without reduction for any Canadian income tax withheld).  Any such recognized gain generally should be treated as capital gain, which will be long-term capital gain if such Petrofund Units are held for more than one year.  However, if the receipt of the ExploreCo Distribution has the effect of a distribution of a dividend to a U.S. Holder of Petrofund Units for U.S. federal income tax purposes (under sections 356 and 302 of the Code), such recognized gain generally would be treated as a dividend to the extent of the accumulated “earnings and profits” (as determined under the Code) of Petrofund (or, possibly, the current and accumulated “earning and profits” of Penn West, which would include the “earnings and profits” of Petrofund).  In addition, the aggregate tax basis of a U.S. Holder of Petrofund Units in the Penn West Units received in exchange for Petrofund Units pursuant to the Arrangement would be equal to (a) such U.S. Holder’s aggregate tax basis in the Petrofund Units exchanged, (b) decreased by the fair market value of the ExploreCo Common Shares received (without reduction for any Canadian income tax withheld) and (c) increased by the amount of gain, if any, recognized or any amount treated as a dividend, as described in this paragraph.

To the extent that the ExploreCo Distribution is treated as a taxable distribution under section 301 of the Code, a U.S. Holder of Petrofund Units would be treated as receiving a distribution from Petrofund, in an amount equal to the fair market value of the ExploreCo Common Shares received (without reduction for any Canadian income tax withheld).  This distribution would be treated as a dividend to a U.S. Holder of Petrofund Units to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of Petrofund.  Any such dividend generally should qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” in the case of a U.S. Holder of Petrofund Units that is an individual, estate, or trust and that satisfies certain holding period requirements.  Any such dividend generally will not be eligible for the “dividends received deduction” under the Code.  To the extent that this distribution exceeds the current and accumulated “earnings and profits” of Petrofund, this distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Petrofund Units and, (b) thereafter, as gain from the sale or exchange of the Petrofund Units.

In either case, the initial tax basis of a U.S. Holder of Petrofund Units in the ExploreCo Common Shares received pursuant to the Arrangement should be equal to the fair market value of the ExploreCo Common Shares on the date of receipt, and the holding period of a U.S. Holder for the ExploreCo Common Shares received pursuant to the Arrangement should begin on the day after the date of receipt.

The Petrofund Exchange as a Taxable Transaction

Assuming that the Petrofund Exchange does not qualify as a Reorganization, upon the receipt of the ExploreCo Distribution, a U.S. Holder of Petrofund Units should (a) be treated as receiving additional consideration in exchange for Petrofund Units pursuant to the Arrangement, (b) be treated as receiving a taxable distribution under section 301 of the Code, or (c) be treated as receiving in part additional consideration in exchange for Petrofund Units pursuant to the Arrangement and in part a taxable distribution under section 301 of the Code (based upon the relative fair market values of the assets of ExploreCo received from Penn West and Petrofund, respectively).  The proper U.S. federal income tax treatment of the ExploreCo Distribution is uncertain, and each U.S. Holder of Petrofund Units should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the receipt of the ExploreCo Distribution.

To the extent that the ExploreCo Distribution is treated as additional consideration received in exchange for Petrofund Units pursuant to the Arrangement, a U.S. Holder of Petrofund Units would recognize gain or loss in an amount equal to the difference, if any, between (a) the sum of the fair market value of the ExploreCo Common Shares received (without reduction for any Canadian income tax withheld) plus the fair market value of the Penn West Units received in exchange for Petrofund Units pursuant to the Arrangement and (b) the tax basis of such U.S. Holder in the Petrofund Units exchanged.  Such gain or loss generally should be capital gain or loss, which will be long-term capital gain or loss if such Petrofund Units are held for more than one year.

To the extent that the ExploreCo Distribution is treated as a taxable distribution under section 301 of the Code, a U.S. Holder of Petrofund Units would be treated as receiving a distribution from Petrofund, in an amount equal to the fair market value of the ExploreCo Common Shares received (without reduction for any Canadian income tax withheld).  This distribution would be treated as a dividend to a U.S. Holder of Petrofund Units to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of Petrofund.  Any such dividend generally should qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” in the case of a U.S. Holder that is an individual, estate, or trust and that satisfies certain holding period requirements.  Any such dividend generally will not be eligible for the “dividends received deduction” under the Code.  To the extent that this distribution exceeds the current and accumulated “earnings and profits” of Petrofund, this distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Petrofund Units and, (b) thereafter, as gain from the sale or exchange of the Petrofund Units.

In either case, the initial tax basis of a U.S. Holder of Petrofund Units in the ExploreCo Common Shares received pursuant to the Arrangement should be equal to the fair market value of the ExploreCo Common Shares on the date of receipt, and the holding period of a U.S. Holder for the ExploreCo Common Shares received pursuant to the Arrangement should begin on the day after the date of receipt.

U.S. Holders Exercising Dissent Rights

A U.S. Holder of Petrofund Units that exercises Dissent Rights and is paid cash in exchange for all of such U.S. Holder’s Petrofund Units generally would recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Petrofund Units surrendered (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Petrofund Units surrendered.  Such gain or loss generally should be capital gain or loss, which will be long-term capital gain or loss if such Petrofund Units are held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.

U.S. Federal Income Tax Consequences of the Arrangement to Penn West Unitholders

Upon the receipt of the ExploreCo Distribution, a U.S. Holder of Penn West Units should be treated as receiving a taxable distribution under section 301 of the Code from Penn West, in an amount equal to the fair market value of the ExploreCo Common Shares received (without reduction for any Canadian income tax withheld).  This distribution would be treated as a dividend to a U.S. Holder of Penn West Units to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of Penn West.  Any such dividend generally should qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” in the case of a U.S. Holder that is an individual, estate, or trust and that satisfies certain holding period requirements.  Any such dividend generally will not be eligible for the “dividends received deduction” under the Code.  To the extent that this distribution exceeds the current and accumulated “earnings and profits” of Penn West, this distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Penn West Units and, (b) thereafter, as gain from the sale or exchange of the Penn West Units.

The Penn West Trust Indenture will be amended and restated such that the Penn West Units will be redesignated as New Penn West Units with rights and privileges that are substantially the same as the Penn West Units, except for the right to receive the ExploreCo Distribution and an amendment relating to the elimination of Non-Resident ownership constraints in respect of the New Penn West Units.  Such redesignation will not be considered to be a disposition of Penn West Units by Penn West Unitholders, and accordingly, no U.S. federal income tax consequences will result from such redesignation.

The Ownership and Disposition of Penn West Units

Distributions With Respect to Penn West Units

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Penn West Units generally will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of Penn West (without reduction for any Canadian income tax withheld).  Any such dividend paid before January 1, 2011 generally should qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” if (a) Penn West is eligible for the benefits of the Canada-U.S. Income Tax Convention or the Penn West Units are readily tradable on an established securities market in the U.S., (b) Penn West is not a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) for the taxable year in which the dividend is paid or the preceding taxable year, as discussed below, (c) the U.S. Holder is an individual, estate, or trust that satisfies certain holding period requirements with respect to the Penn West Units, and (d) the U.S. Holder does not treat the dividend as “investment income” for purposes of the investment interest deduction rules.  Any such dividend generally will not be eligible for the “dividends received deduction” under the Code.  To the extent that a distribution received with respect to the Penn West Units exceeds the current and accumulated “earnings and profits” of Penn West, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Penn West Units and, (b) thereafter, as gain from the sale or exchange of the Penn West Units.

Dispositions of Penn West Units

Except as described below, a U.S. Holder generally would recognize gain or loss on the sale or other taxable disposition of Penn West Units in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Penn West Units sold or otherwise disposed of.  Such gain or loss generally should be a capital gain or loss, which will be long-term capital gain or loss if such Penn West Units are held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.

In certain circumstances, amounts received by a U.S. Holder upon the redemption by Penn West of Penn West Units may be treated as a distribution by Penn West under section 301 of the Code, rather than as a “sale or exchange” of Penn West Units that results in the recognition of capital gain or loss, as described above.  In these circumstances, the redemption payment (without reduction for the tax basis of the Penn West Units redeemed) would be included in gross income of a U.S. Holder as a dividend to the extent that such payment is made out of the current or accumulated “earnings and profits” (as determined under the Code) of Penn West.  The determination of whether a redemption of Penn West Units will be treated as a distribution by Penn West under section 301 of the Code, rather than as a “sale or exchange” of Penn West Units, will depend upon whether and to what extent the redemption reduces the U.S. Holder’s percentage ownership interest in Penn West.  A redemption will be treated as a “sale or exchange” of Penn West Units that results in a capital gain or loss to a U.S. Holder if the redemption (a) completely terminates the U.S. Holder’s interest in Penn West under section 302(b)(3) of the Code, (b) is “substantially disproportionate” with respect to the U.S. Holder under section 302(b)(2) of the Code, or (c) is “not essentially equivalent to a dividend” under section 302(b)(1) of the Code.

A redemption will completely terminate a U.S. Holder’s interest in Penn West if, as a result of the redemption, such U.S. Holder no longer owns any Penn West Units directly or constructively (under the constructive ownership rules of sections 302© and 318 of the Code).  A redemption generally will be “substantially disproportionate” with respect to a U.S. Holder if (a) the ratio of the Penn West Units owned by such U.S. Holder (including Penn West Units constructively owned under sections 302(c) and 318 of the Code) immediately after the redemption to all the outstanding Penn West Units is less than 80% of the same ratio for the Penn West Units owned by the U.S. Holder immediately before the redemption, and (b) immediately after the redemption, the U.S. Holder owns less than 50% of the total combined voting power of the outstanding equity interests of Penn West entitled to vote.  Whether a redemption is “not essentially equivalent to a dividend” with respect to a U.S. Holder will depend upon the U.S. Holder’s particular circumstances.  The IRS has ruled that a redemption of shares from a minority shareholder of a publicly traded corporation (whose relative interest in the corporation is minimal and who exercises no control with respect to corporate affairs) will qualify as “not essentially equivalent to a dividend” if such shareholder experiences any reduction in such shareholder’s percentage ownership of the corporation.  In determining whether any of the foregoing tests have been satisfied, the U.S. Holder is deemed to own, under the constructive ownership rules of sections 302(c) and 318 of the Code, any Penn West Units owned by certain related persons and entities and any Penn West Units that the U.S. Holder or certain related persons and entities have an option to acquire.  The rules under sections 302 and 318 of the Code are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant to determine whether in the U.S. Holder’s own particular case a redemption of Penn West Units will be treated as a distribution by Penn West under section 301 of the Code or as a “sale or exchange” of Penn West Units that results in a capital gain or loss to such U.S. Holder.

Passive Foreign Investment Company Status

The preceding sections of this summary assume that Penn West will not be a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.  Petrofund and Penn West expect that Penn West will not be a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.  Whether Penn West will be a PFIC for the taxable year that includes the day after the Effective Date, or for any subsequent taxable year, will depend on the assets and income of Penn West over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular.  Accordingly, there can be no assurance that Penn West will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.

Penn West generally would be a PFIC for a taxable year if (a) 75% or more of the gross income of Penn West for such taxable year is passive income or (b) on average, 50% or more of the assets held by Penn West either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, active business gains of Penn West arising from the sale of commodities generally are excluded from “passive income” if substantially all of Penn West’s commodities are (a) stock in trade of Penn West or other property of a kind which would properly be included in inventory of Penn West, or property held by Penn West primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of Penn West that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by Penn West in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if Penn West owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, Penn West will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by Penn West from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In the event that Penn West were a PFIC, U.S. Holders of Penn West Units generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules, which are not described in this summary.  Accordingly, each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the potential classification of Penn West as a PFIC and how the PFIC rules would affect the U.S. federal income tax consequences of the ownership and disposition of Penn West Units.

The Ownership and Disposition of ExploreCo Common Shares

Distributions With Respect to ExploreCo Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the ExploreCo Common Shares generally will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of ExploreCo (without reduction for any Canadian income tax withheld).  Any such dividend paid before January 1, 2011 generally should qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” if (a) ExploreCo is eligible for the benefits of the Canada-U.S. Tax Convention or the ExploreCo Common Shares are readily tradable on an established securities market in the U.S., (b) ExploreCo is not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year, as discussed below, and (c) the U.S. Holder is an individual, estate, or trust and satisfies certain holding period requirements.  Any such dividend generally will not be eligible for the “dividends received deduction” under the Code.  To the extent that a distribution received with respect to the ExploreCo Common Shares exceeds the current and accumulated “earnings and profits” of ExploreCo, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the ExploreCo Common Shares and, (b) thereafter, as gain from the sale or exchange of the ExploreCo Common Shares.

Dispositions of ExploreCo Common Shares

A U.S. Holder generally would recognize gain or loss on the sale or other taxable disposition of ExploreCo Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the ExploreCo Common Shares sold or otherwise disposed of.  Such gain or loss generally should be a capital gain or loss, which will be long-term capital gain or loss if such ExploreCo Common Shares are held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company Status

The preceding sections of this summary assume that ExploreCo will not be a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.  Penn West and Petrofund expect that ExploreCo will not be a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.  Whether ExploreCo will be considered a PFIC for the taxable year that includes the day after the Effective Date, or for any subsequent taxable year, will depend on the assets and income of ExploreCo over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular.

Accordingly, there can be no assurance that ExploreCo will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.

ExploreCo generally would be a PFIC for a taxable year if (a) 75% or more of the gross income of ExploreCo for such taxable year is passive income or (b) on average, 50% or more of the assets held by ExploreCo either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, active business gains of ExploreCo arising from the sale of commodities generally are excluded from “passive income” if substantially all of ExploreCo’s commodities are (a) stock in trade of ExploreCo or other property of a kind which would properly be included in inventory of ExploreCo, or property held by ExploreCo primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of ExploreCo that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by ExploreCo in the ordinary course of its trade or business.

In the event that ExploreCo were a PFIC, U.S. Holders of ExploreCo Common Shares generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules, which are not described in this summary.  Accordingly, each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the potential classification of ExploreCo as a PFIC and how the PFIC rules would affect the U.S. federal income tax consequences of the ownership and disposition of ExploreCo Common Shares.

Other Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Penn West Units or ExploreCo Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a United States person (as defined in section 7701(a)(30) of the Code) should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty.  However, the amount of a distribution with respect to the Penn West Units that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by a foreign corporation generally should be categorized as “passive income” or, in the case of certain shareholders, “financial services income” for this purpose.  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  In addition, special foreign tax credit rules apply to a U.S. Holder that receives “qualified dividend income” that is subject to reduced U.S. federal income tax rates.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution with respect to the Penn West Units or ExploreCo Common Shares paid in Canadian dollars generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time).  A U.S. Holder that receives a distribution in Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

The amount realized by a cash basis U.S. Holder that receives Canadian dollars in connection with the exercise of Dissent Rights, or in connection with the sale or other taxable disposition of Penn West Units or ExploreCo Common Shares, generally will be based on the U.S. dollar value of the Canadian dollars received as determined on the settlement date of the exchange.  An accrual basis U.S. Holder may elect to apply the same treatment as a cash basis U.S. Holder, provided that the election is applied consistently from year to year (which election may not be changed without the consent of the IRS).  If an accrual basis U.S. Holder does not elect to apply the same treatment as a cash basis U.S. Holder, such accrual basis U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the Canadian dollars received prevailing on the date of the exchange and the date of payment, which generally would be treated as U.S. source ordinary income or loss.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of Petrofund Units, Penn West Units, or ExploreCo Common Shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Backup withholding is not an additional U.S. federal income tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such U.S. Holder furnishes required information to the IRS.  A U.S. Holder that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

PRO FORMA INFORMATION OF PENN WEST AFTER GIVING EFFECT TO THE ARRANGEMENT

Organizational Structure of Penn West

The following diagram illustrates the simplified organizational structure of Penn West following the completion of the Arrangement:

Notes:

(1)           Penn West Unitholders will own 100% of the equity of Penn West.

(2)           Cash distributions are made on a monthly basis to Penn West Unitholders based upon Penn West’s cash flow and capital funding requirements as determined by the Penn West Board.

(3)           Cash flow represents payments to be made on or in respect of the securities of the Penn West Operating Entities, PVT and AmalgamationCo and pursuant to the NPIs.

(4)           Penn West will hold all of the assets currently held by Penn West and formerly held by Petrofund, other than the ExploreCo Assets which will be transferred to ExploreCo pursuant to the Arrangement if the ExploreCo Resolutions are passed at the Meetings.

Penn West’s Board has established a policy of distributing $0.34 per Penn West Unit per month following completion of the Arrangement, and to endeavour to retain approximately 30% to 40% of Penn West’s consolidated cashflow over time to fund capital expenditures and to distribute the balance to Penn West Unitholders.  The actual percentage retained will be subject to the discretion of the Penn West Board and may vary from month to month depending on, among other things, the then current and anticipated commodity price environment.

Selected Pro Forma Financial Information

Certain selected pro forma consolidated financial information is set forth in the following table.  Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Penn West after giving effect to the Arrangement as at and for the three months ended March 31, 2006 and the year ended December 31, 2005 included in Appendix G of this Information Circular.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements, including that the Penn West Unitholders, the Petrofund Unitholders and the Petrofund Special Voting Unitholder approve the ExploreCo Resolutions at the Meetings.  The pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

	Pro Forma Three Months Ended March 31, 2006	Pro Forma Year Ended December 31, 2005
	(unaudited)	(unaudited)
	($millions)	($millions)

Revenues
Oil and natural gas	631.9	2,751.2
Royalties	(123.8)	(522.6)
Risk management activities	15.3	(34.5)
	523.4	2,194.1

Expenses
Operating	122.1	474.4
Transportation	7.7	33.1
General and administrative	13.2	42.8
Interest on long term debt	12.7	47.9
Depletion, depreciation and accretion	198.8	813.2
Equity-based compensation	3.0	77.2
Foreign exchange loss	—	4.5
Risk management activities	(6.8)	3.4
	350.7	1,496.5
Income before taxes	172.7	697.6

Taxes
Capital	5.3	18.6
Current income taxes	0.2	57.6
Future income taxes (recovery)	(4.0)	(30.4)
	1.5	45.8

Net income	171.2	651.8

Selected Pro Forma Operational Information

The following table sets out certain pro forma operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Penn West following completion of the Arrangement, for the periods indicated.  Important information concerning the oil and natural gas properties and operations of Penn West and Petrofund is contained in the Penn West AIF and the Petrofund AIF, both of which are incorporated herein by reference.  Readers are encouraged to carefully review those documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained in those documents.

	Pro Forma Three Months Ended March 31, 2006	Pro Forma Year Ended December 31, 2005

Average Daily Production (1)
Light/medium crude oil & NGL (Bbls/d)	52,334	54,042
Heavy oil (Bbls/d)	20,685	18,705
Natural gas (Mcf/d)	380,310	405,505
Combined (Boe/d)	136,404	140,331

Note:

(1)           The year ended December 31, 2005 includes pro forma information relating to the Kaiser Energy Ltd. assets acquired by Petrofund in 2005.

Pro Forma as at December 31, 2005
Total Proved Reserves (1)(2)
Light/medium crude oil and NGL (Mbbls)	215,848
Heavy oil (Mbbls)	54,302
Natural gas (MMcf)	839,801
Combined (Mboe)	410,117

Total Proved Plus Probable Reserves (1)(2)
Light/medium crude oil and NGL (Mbbls)	269,206
Heavy oil (Mbbls)	68,434
Natural gas (MMcf)	1,059,534
Combined (MBoe)	514,229

Net Undeveloped Land Holdings as at December 31, 2005 (000’s of acres)	4,250

Notes:

(1)           Reserves for Penn West and Petrofund have been evaluated by GLJ effective December 31, 2005 using the GLJ January 1, 2006 forecast pricing.

(2)           Reserves are presented as working interest excluding royalty interests.

Directors and Officers of Penn West Upon Completion of the Arrangement

The following table sets forth the name, municipality of residence and positions for each of the proposed directors and officers of PWPL upon completion of the Arrangement, together with their principal occupations during the last five years.  The directors of PWPL shall hold office until the next annual meeting of Penn West Unitholders or until their respective successors have been duly elected or appointed.

Name and Municipality of Residence	Proposed Position with PWPL	Principal Occupation During the Last Five Years

William E. Andrew Calgary, Alberta, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer of PWPL and its predecessors since 1995 and June 2005, respectively.

George Brookman Calgary, Alberta, Canada	Director	President and Chief Executive Officer of West Canadian Industries Group Inc., a commercial digital printing and graphics company, since 1984.

John A. Brussa Calgary, Alberta, Canada	Director and Chairman of the Board	Senior Partner of Burnet, Duckworth & Palmer LLP, a Calgary-based law firm, specializing in the area of taxation, since 1987.

Name and Municipality of Residence	Proposed Position with PWPL	Principal Occupation During the Last Five Years

Murray Nunns Calgary, Alberta, Canada	Director

Executive Chairman of Monterey Exploration Ltd., a private oil and gas company, since 2005. Prior thereto, President and Chief Executive Officer of Crispin Energy Inc., a public oil and gas company, from 2003 to 2005. Prior thereto, a variety of management positions at Rio Alto Exploration Ltd., a public oil and gas company, including Executive Vice President of Exploration and Development and Chief Operating Officer, from 1993 to 2002.

Thomas E. Phillips Calgary, Alberta, Canada	Director	President of Newhaven Investments Inc., a private oil and gas company, since 1995.

James C. Smith Calgary, Alberta, Canada	Director

Vice President and Chief Financial Officer of Mercury Energy Corporation, a private oil and gas company, since February 2002. Chief Financial Officer of Segue Energy Corporation, a private oil and gas company, from January 2001 to August 2003. In addition, a financial consultant since October 1998.

Jeffery E. Errico Calgary, Alberta, Canada	Director

President and Chief Executive Officer of PC since 2002 and 2003, respectively. Prior thereto, Executive Vice-President and Chief Operations Officer of PC from 2000 to 2002. Prior thereto, Senior Vice-President of PC from 1995 to 2000.

James E. Allard Calgary, Alberta, Canada	Director

Member of the board of directors of the Alberta Securities Commission from January 1999 to March 2006. Sole external trustee and advisor to a mid-sized pension plan. Director and advisor to several companies, including PC, since 2003.

Frank Potter Toronto, Ontario, Canada	Director	Chairman of Emerging Markets Advisors, Inc., a Toronto-based consultancy that assists corporations in making and managing direct investments internationally, since 1995.

David Middleton Calgary, Alberta, Canada	Executive Vice President and Chief Operating Officer

Executive Vice President and Chief Operating Officer of PWPL since June 2005. Prior thereto, Senior Vice President, Production of PWPL from 2003 to June 2005. Prior thereto, Vice President, Production of PWPL from 2001 to 2003.

Thane Jensen Calgary, Alberta, Canada	Senior Vice President, Exploration and Development

Senior Vice President, Exploration and Development of PWPL since June 2005. Prior thereto, Vice President, Engineering of PWPL from 2004 to June 2005. Prior thereto, Manager, Exploitation of PWPL from 2001 to 2004.

Todd Takeyasu Calgary, Alberta, Canada	Vice President, Finance	Vice President, Finance of PWPL since June 2005. Prior thereto, Treasurer of PWPL from 2001 to June 2005.

William Tang Kong Calgary, Alberta, Canada	Vice President, Corporate Development	Vice President, Corporate Development of PWPL since June 2005. Prior thereto, Manager, Corporate Development of PWPL from 2001 to June 2005.

Name and Municipality of Residence	Proposed Position with PWPL	Principal Occupation During the Last Five Years

Anne Thomson Calgary, Alberta, Canada	Vice President, Exploration	Vice President, Exploration of PWPL since June 2005. Prior thereto, Manager, Exploration of PWPL from 2003 to June 2005. Prior thereto, District Geologist of PWPL from 2001 to 2003.

Eric Obreiter Calgary, Alberta, Canada	Vice President, Production	Vice President, Production of PWPL since June 2005. Prior thereto, Manager, Production Central of PWPL from 2001 to June 2005.

Gregg Gegunde Calgary, Alberta, Canada	Vice President, Development	Vice President, Development of PWPL since June 2005. Prior thereto, Manager, Production Plains of PWPL from 2003 to June 2005. Prior thereto, Senior Engineer of PWPL from 2001 to 2003.

Kristian Tange Calgary, Alberta, Canada	Vice President, Business Development	Vice President, Business Development of PWPL since June 2005. Prior thereto, Manager, Marketing of PWPL from 2003 to June 2005. Prior thereto, Manager, Natural Gas Marketing of PWPL from 2001 to 2003.

Assuming that the Arrangement is completed, it is anticipated that the Penn West Board will review the composition of the Penn West Board committees following the completion of the Arrangement.

After giving effect to the Arrangement, and based on certain assumptions, the number of Penn West Units beneficially owned, directly or indirectly, or over which control or direction will be exercised, by all of the proposed directors and officers of PWPL and their associates, will be an aggregate of approximately 734,000 Penn West Units (approximately 0.45% of the issued and outstanding Penn West Units).

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Penn West as at December 31, 2005, and as at March 31, 2006 both before and after giving effect to the completion of the Arrangement on a pro forma basis.  See also Appendix G, “Penn West Pro Forma Financial Statements”.

Designation (Authorization)	As at December 31, 2005	As at March 31, 2006 before giving effect to the Arrangement	As at March 31, 2006 after giving effect to the Arrangement
	(amounts in millions of $, except unit amounts)

Bank Debt(1)	542	610	1,163

Unitholders’ Capital	561	581	3,554
Units (unlimited)	(163,290,013 units)	(163,793,291 units)	(234,405,594 units)(2)

Notes:

(1)           See “Information Concerning Penn West Energy Trust – Bank Loan” and “Information Concerning Petrofund Energy Trust – Bank Loan”.  Penn West will complete a review to determine the appropriate combined Penn West and Petrofund credit structure prior to the Effective Date.  Penn West may elect to (i) negotiate with the applicable lenders to maintain the existing credit facilities of Penn West and Petrofund (on the existing terms or on renegotiated terms), or (ii) negotiate a revised Penn West credit facility to repay the Petrofund facilities prior to or subsequent to the Effective Date.

(2)           Assumes that the same number of Penn West Units and Petrofund Units are outstanding as were outstanding at March 31, 2006 and: (i) no Dissent Rights are exercised; (ii) an aggregate of 93,829 Petrofund Units are issued pursuant to 422,915 outstanding Petrofund Rights; and (iii) an aggregate of 356,147 Petrofund Units are issued on exchange of all outstanding Petrofund Exchangeable Shares prior to the Effective Date of the Arrangement.

Principal Holders of Trust Units

After giving effect to the Arrangement, to the best of the knowledge of the directors and officers of PWPL and PC, no person will own, directly or indirectly, or exercise control or direction over Penn West Units carrying more than 10% of the votes attached to all of the issued and outstanding Penn West Units.

Risk Factors

An investment in Penn West Units is subject to certain risks. Investors should carefully consider the risks described under the heading “Information Concerning Penn West Energy Trust – Risk Factors” and “Information Concerning Petrofund Energy Trust – Risk Factors” in this Information Circular (including those risk factors incorporated by reference in this Information Circular) as well as the risk factors set forth below.

Risks Inherent to the Arrangement

Possible Failure to Realize Anticipated Benefits of the Arrangement

Penn West and Petrofund are proposing to complete the Arrangement to strengthen the position of Penn West in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Penn West’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Penn West’s operating subsidiaries. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Penn West’s ability to achieve the anticipated benefits of the Arrangement.

Failure to Obtain Necessary Approvals for Completion of the Arrangement

Completion of the Arrangement is subject to the approval of the Court of Queen’s Bench of Alberta and receipt of all necessary regulatory and securityholder approvals. The failure to obtain any such approvals will prevent Penn West and Petrofund from completing the Arrangement and may have a material adverse affect on the business and affairs of Penn West or Petrofund or the trading price of Penn West Units or Petrofund Units.

Risks Inherent to Penn West’s Business and Penn West Units

Reserve Estimates

The reserve and recovery information contained in the Penn West Report and the Petrofund Report are only estimates and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared.  In addition, probable reserve estimates for properties may require revision based on the actual development strategies employed to prove such reserves.  Estimated reserves may also be affected by changes in oil and natural gas prices.  Declines in the reserves of the Penn West operating subsidiaries following completion of the Arrangement which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Penn West Units to Penn West Unitholders.

Volatility of Oil and Natural Gas Prices

Penn West’s operational results and financial condition are directly dependent on the prices received by Penn West for oil and natural gas production.  Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond Penn West’s control.  Any decline in oil and natural gas prices could have an adverse effect on Penn West’s financial condition and therefore on the distributable income available to Penn West Unitholders as well as on the future value of Penn West’s reserves as determined by independent evaluators.

Variations in Foreign Exchange Rates and Interest Rates

Penn West’s expenses will be denominated in Canadian dollars, while the price of oil and natural gas will generally be denominated in U.S. dollars or impacted by the Canadian dollar to U.S. dollar exchange rate. As the exchange rate for the Canadian dollar versus the U.S. dollar increases, Penn West generally receives fewer Canadian dollars for its production.  If the value of the Canadian dollar against the U.S. dollar continues to increase as it has over recent years, the ability of Penn West to maintain distributions at proposed levels may be negatively affected.  Penn West management may initiate certain hedges to mitigate these risks.  Future fluctuations in the Canadian/United States foreign exchange rate may impact future distributions and the future value of Penn West’s reserves as determined by independent evaluators. In addition, variations in interest rates could result in a significant change in the amount Penn West pays to service debt, potentially impacting distributions to Penn West Unitholders.

Crude Oil Differentials

Penn West’s crude oil production, including Petrofund’s crude oil production to be acquired by Penn West pursuant to the Arrangement, is comprised of a mix of light, medium and heavy oil.  Processing capacity for medium oil and heavy oil is more limited than that for processing conventional light oil, and such processing yields less valuable products compared to refining light oil; accordingly, producers of heavy oil or medium oil receive lower wellhead prices. The differential between light oil and heavy oil or medium oil has fluctuated widely during recent years and when considered with the fluctuating prices of light oil, substantially increases the volatility of prices for heavy oil and medium oil. Any increase in the differentials could result in lower prices being received and could have a material adverse effect on Penn West’s operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. Volatility in the differential is a result of an availability of supply, seasonal demand, pipeline constraints and conversion capacity of refineries, which are beyond the control of Penn West or PWPL.

Operational Matters

The operation of oil and natural gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Penn West’s assets and possible liability to third parties. Penn West will employ prudent risk management practices and maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available and determined to be economic by management. Penn West may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce income available to be distributed to Penn West Unitholders or will reduce the capital expenditures made on other projects.

Continuing production from a property and to some extent, the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although Penn West intends to operate the majority of its properties, there is no guarantee that it will remain operator of such properties following completion of the Arrangement or that Penn West will operate other properties it may acquire in the future.

Penn West’s ability to market oil and natural gas from its wells also depends upon numerous other factors beyond its control, including:

•      the availability of capacity to refine heavy oil;

•      the availability of natural gas processing and storage capacity;

•      the availability of pipeline capacity;

•      the availability of diluent to blend with heavy oil to enable transportation;

•      the price of oilfield services; and

•      the effects of inclement weather.

Because of these factors, Penn West may be unable to market some or all of the oil and natural gas it produces or to obtain favourable prices for the oil and natural gas it produces.

Debt Service

After giving effect to the Arrangement, PWPL’s aggregate indebtedness for borrowed money will be approximately $1.2 billion.  In addition to being subordinate to the interests of Penn West’s lenders, the interests of Penn West’s operating Subsidiaries in their respective assets will be subordinate to the interests of other lenders and other creditors and, accordingly, in the event of insolvency or restructuring proceedings relating to Penn West’s Subsidiaries, holders of senior indebtedness, other security holders and creditors with claims which rank in priority to those of Penn West’s operating Subsidiaries will receive payment in full prior to any payment to Penn West or Penn West Unitholders.

Penn West and the Penn West operating Subsidiaries will be required to meet certain ongoing financial and other covenants under the new credit facilities. The covenants will be in the form of customary restrictions on debt levels to EBITDA.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of Penn West’s properties, and by the operator to Penn West, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Penn West’s properties or the establishment by the operator of reserves for such expenses.

Variability of Cash Distributions

Penn West’s operating subsidiaries will retain a portion of cash flows from Penn West’s properties to facilitate future acquisitions and development of such properties. Penn West management believes this will assist in maintaining distributions for a longer period than would otherwise be the case if all cash flows from Penn West’s properties were paid to Penn West and subsequently distributed to Penn West Unitholders. Future cash flows generated by such additional properties may not be similar to those of the Penn West properties following completion of the Arrangement and may not generate sufficient cash flows to allow Penn West’s operating Subsidiaries to generate sufficient income to allow Penn West to maintain consistent distributions from Penn West over a long period of time.

Depletion of Reserves (Sustainability)

Penn West has certain unique attributes which differentiate it from other oil and natural gas companies. Cash available for distribution in respect of Penn West’s properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Penn West will not be reinvesting cash flow in the same manner as other industry participants as it makes cash distributions to Penn West Unitholders. Accordingly, absent sufficient and effective capital investment in properties or cost-effective investment in new properties, initial production levels and reserves attributable to Penn West’s properties will decline.

Penn West Units will have no value when reserves from Penn West’s properties can no longer be economically produced and, as a result, holders of Penn West Units will need to obtain a return of capital invested during the period when reserves can be economically recovered.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Penn West Units, becomes limited or unavailable, Penn West’s and PWPL’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent Penn West or PWPL is required to use cash flow to finance capital expenditures or property acquisitions, the level of Penn West’s cash available for distribution will be reduced.

Return of Capital

Penn West Units will have no value when reserves from the underlying assets of Penn West can no longer be economically produced and, as a result, cash distributions do not represent a “yield” in the traditional sense as they represent both return of capital and return on investment.

Dilution

The Penn West Trust Indenture provides that Penn West Units, including rights, warrants, special warrants, subscription receipts and other securities to purchase, to convert into or to exchange into Penn West Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Penn West Board may determine. Pursuant to the Arrangement, Petrofund Unitholders will receive for each Petrofund Unit held, 0.60 of a Penn West Unit.  In addition, Penn West may issue additional Penn West Units from time to time pursuant to the Penn West Incentive Plan and the Penn West DRIP.  The issuance of these Penn West Units could result in dilution to holders of Penn West Units.

Net Asset Value

Penn West’s net asset value will vary dependent upon a number of factors beyond the control of Penn West management, including oil and natural gas prices. The trading prices of the Penn West Units is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than or less than the net asset value of Penn West.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or the issuance of clean up orders in respect of Penn West or its properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Penn West. In December 2002, the Government of Canada ratified the Kyoto Protocol (the “Protocol”). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 levels during the period between 2008 and 2012. The Protocol was subsequently ratified and became legally binding, and is expected to affect the operation of all industries in Canada, including the oil and natural gas industry. As details of the implementation of this Protocol have yet to be announced, it is difficult to determine what, if any, impact the Protocol may have on Penn West’s environmental liabilities following completion of the Arrangement, on prices for oil and natural gas or on other general economic factors, which may affect Penn West’s cash available for distribution.

Reliance on Penn West Management

Penn West Unitholders will be dependent on the management of PWPL, as constituted following the Arrangement, in respect of the administration and management of all matters relating to Penn West and its properties and operations. Investors who are not willing to rely on the management of PWPL should not invest in Penn West Units.

Impact of Future Capital Expenditures

The reserve value of Penn West’s properties, including the properties of Petrofund to be acquired pursuant to the Arrangement, as estimated by GLJ, is based in part on cash flows to be generated in future years as a result of future capital expenditures. The reserve value of Penn West’s properties, including the properties of Petrofund to be acquired pursuant to the Arrangement, as estimated by GLJ will be reduced to the extent that such capital expenditures on such properties do not achieve the level of success assumed in such engineering reports.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. Penn West and PWPL will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than Penn West. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Failure to Maintain Listing of the Penn West Units

The Penn West Units are currently listed and posted for trading on the facilities of the TSX and application has been made to the TSX to list on the TSX the additional Penn West Units issuable pursuant to the Arrangement.  The failure of Penn West to meet the applicable listing or other requirements of the TSX in the future may result in the Penn West Units ceasing to be listed and posted for trading on the TSX which would have a material adverse affect on the value of Penn West Units.  There can be no assurance that Penn West Units will continue to be listed and posted for trading on the TSX for the life of the Penn West Units.

It is a condition to the completion of the Arrangement (in favour of Petrofund) that the Penn West Units (including the Penn West Units issuable to Petrofund Unitholders pursuant to the Arrangement) shall be listed for trading on the NYSE as of the Effective Date.  Once listed on the NYSE, the failure of Penn West to meet the applicable listing or other requirements of the NYSE may result in the Penn West Units ceasing to be listed for trading on the NYSE, which would have a material adverse effect on the value of Penn West Units.  There can be no assurance that Penn West Units, once listed, will continue to be listed on the NYSE for the life of the Penn West Units.

Potential Conflicts of Interest

Circumstances may arise where members of the Penn West Board or officers of PWPL are directors or officers of corporations which are in competition to the interests of Penn West or PWPL. No assurances can be given that opportunities identified by such board members or officers will be provided to Penn West or PWPL.

Structure of Penn West

From time to time, Penn West may take steps to organize its affairs in a manner that minimizes taxes and other expenses payable with respect to the operation of Penn West and its operating subsidiaries and maximizes the amount of cash available for distribution to Penn West Unitholders. If the manner in which Penn West structures its affairs is successfully challenged by a taxation or other authority, the amount of cash available for distribution to Penn West Unitholders may be affected.

Nature of Penn West Units

Securities such as the Penn West Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Penn West Units are dissimilar to debt instruments in that there is no principal amount owing to Penn West Unitholders. The Penn West Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in PWPL. The Penn West Units represent a fractional interest in Penn West. As holders of Penn West Units, Penn West Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. Penn West’s sole assets will be securities of its direct and indirect subsidiaries, permitted investments, various net profit interests, certain royalties and related contractual rights. The market price per Penn West Unit will be a function of anticipated cash available for distribution by Penn West to Penn West Unitholders, the value of Penn West’s properties and Penn West’s ability to effect long-term value growth. The issue price of each Penn West Unit will be greater than the per Penn West Unit reserve value of the Penn West’s properties after giving effect to the Arrangement. The market price of the Penn West Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of Penn West to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Penn West Units.

Income Tax Matters

It is possible that the Canadian taxation authorities could choose to change the Canadian federal income tax laws applicable to income trusts and that any such changes could materially adversely affect the amount of cash available for distribution to Penn West Unitholders, the tax treatment of the Penn West Units and distributions made thereon, and the market value of the Penn West Units.

It is intended that Penn West will maintain its status as a “mutual fund trust” under the Tax Act in reliance on the exception in paragraph 132(7)(a) of the Tax Act (the “Royalty Trust Exemption”). The Royalty Trust Exemption provides that a mutual fund trust will not be subject to the requirement that it not be maintained primarily for the benefit of Non-Residents if all or substantially all of the property of the trust, from the day of its creation, consists of property other than property which is “taxable Canadian property” for the purposes of the Tax Act. If Penn West at any time fails to qualify for the Royalty Trust Exemption and does not otherwise qualify as a “mutual fund trust” for the purposes of the Tax Act, the Penn West Units would cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds. Penn West could also become subject to tax under Part XII.2 of the Tax Act, which may have adverse consequences for certain Penn West Unitholders. Furthermore, as the Penn West Units would then constitute “taxable Canadian property” for purposes of the Tax Act, Non-Resident Penn West Unitholders would be subject to tax under the Tax Act (in the absence of relief under an applicable tax treaty or convention) on any capital gains realized on the disposition (or deemed disposition) of such Penn West Units.

Penn West intends to distribute all of its taxable income to the Penn West Unitholders in each taxation year. See “Canadian Federal Income Tax Considerations”. To the extent cash distributions made by Penn West and other deductions available to Penn West are insufficient to reduce its taxable income to nil, Penn West may elect to distribute such remaining income in the form of additional Penn West Units to the Penn West Unitholders. This would result in an income inclusion to the Penn West Unitholders in excess of cash actually received. Moreover, the portion of cash distributions paid to Penn West Unitholders that is taxable may change from time to time.

Certain Penn West entities may become taxable, and such taxes may affect the funds available for distribution to Penn West Unitholders.

Unitholder Limited Liability

The Penn West Trust Indenture provides that no Penn West Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the “Trust Fund” (as defined in the Penn West Trust Indenture) or the obligations or affairs of Penn West or with respect to any act performed by the Penn West Trustee or by any other person pursuant to the Penn West Trust Indenture or with respect to any act or omission of the Penn West Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Penn West Trustee or such other person thereunder or with respect to any transaction entered into by the Penn West Trustee or by any other person pursuant to the Penn West Trust Indenture. No Penn West Unitholder shall be liable to indemnify the Penn West Trustee or any such other person with respect to any such liability or liabilities incurred by the Penn West Trustee or by any such other person or persons or with respect to any taxes payable by Penn West or by the Penn West Trustee or by any other person on behalf of or in connection with Penn West. Notwithstanding the foregoing, to the extent that any Penn West Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund (as defined in the Penn West Trust Indenture), and Penn West (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Penn West Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Penn West Unitholder from or arising as a result of such Penn West Unitholder not having any such limited liability.

The Penn West Trust Indenture also provides that all contracts signed by or on behalf of Penn West, whether by PWPL, the Penn West Trustee, or otherwise, must (except as the Penn West Trustee or PWPL may otherwise expressly agree with respect to their own personal liability) contain a provision to the effect that such obligation will not be binding upon Penn West Unitholders personally. Notwithstanding the terms of the Penn West Trust Indenture, Penn West Unitholders may not be protected from liabilities of Penn West to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against Penn West (to the extent that claims are not satisfied by Penn West) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Penn West Unitholders of this nature arising is considered unlikely by the Penn West Board in view of the fact that all business operations will be carried on by PWPL or other Penn West operating Subsidiaries following completion of the Arrangement.

The activities of Penn West and PWPL, its wholly-owned subsidiary, are conducted and are intended to be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to Penn West Unitholders for claims against Penn West including by obtaining appropriate insurance, where available, for the operations of PWPL and having contracts signed by or on behalf of Penn West include a provision that such obligations are not binding upon Penn West Unitholders personally.

The provinces of Alberta and Ontario have passed legislation providing unitholders of mutual fund trusts the same limited liability protections afforded shareholders of corporations.

INFORMATION CONCERNING PENN WEST ENERGY TRUST

General

Penn West is an open-end, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to the Penn West Trust Indenture.  The head and principal office of Penn West is located at 2200, 425 – 1 Street S.W., Calgary, Alberta T2P 3L8.  Penn West was formed on April 22, 2005.  All oil and natural gas operations are currently conducted through PWPL and Penn West is managed solely by PWPL pursuant to the Penn West Trust Indenture and the Penn West Administration Agreement.

Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned (directly or indirectly) by Penn West, the nature of the entity and the jurisdiction of incorporation or formation of Penn West’s material Subsidiaries, either direct or indirect, as at the date hereof.

Name of Subsidiary	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/ Formation
Penn West Petroleum Ltd.	100%	Corporation	Alberta
Trocana Resources Inc.	100%	Corporation	Alberta
Penn West Petroleum	100%	General Partnership	Alberta

Organizational Structure of Penn West

The following diagram describes the inter-corporate relationships among Penn West and its material Subsidiaries.

Notes:

(1)           The Penn West Unitholders own 100% of the Penn West Units.

(2)           Cash distributions are made on a monthly basis to Penn West Unitholders based upon Penn West’s cash flow and capital funding requirements determined by the Penn West Board.  Penn West’s primary sources of cash flow are payments from PWPL pursuant to the Penn West NPI Agreement and interest on the principal amount of the Penn West Notes.

(3)           PWPL and Trocana Resources Inc. currently comprise the Penn West Petroleum partnership.

Summary Description of the Business of Penn West

Penn West’s principal undertaking is to issue Penn West Units and to acquire and hold securities of Subsidiaries, net profits interests, royalties, notes and other interests.  Penn West’s direct and indirect Subsidiaries carry on the business of acquiring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto.  Cash flow from the properties is paid from PWPL to Penn West by way of interest and principal payments on the Penn West Notes and payments from PWPL to Penn West under the Penn West NPI Agreement.

The Penn West Board may declare distributions payable to the Penn West Unitholders and allocate all or any of Penn West’s income to the Penn West Unitholders.  It is currently anticipated that the only income Penn West will receive will be from PWPL by way of interest received on the principal amount of the Penn West Notes and payments pursuant to the Penn West NPI Agreement.  Penn West makes monthly cash distributions to Penn West Unitholders from this income after expenses and any cash redemptions of Penn West Units.

Cash distributions are made on or about the 15th day of each month to Penn West Unitholders of record on or about the last calendar day of the immediately preceding month.

Through Penn West, Penn West Unitholders participate in distributions from PWPL and the other Penn West operating Subsidiaries to the extent authorized by the Penn West Board.  PWPL’s current policy is to endeavor to retain approximately 30% to 40% of Penn West’s consolidated cash flow over time to fund capital expenditures and to distribute the balance to Penn West Unitholders.  The actual percentage retained is subject to the discretion of the

Penn West Board and may vary from month to month depending on, among other things, the current and anticipated commodity price environment.  See “Information Concerning Penn West Energy Trust – Distribution History”.

PWPL, directly and through the other Penn West operating Subsidiaries, is actively involved in the acquisition, exploitation, development, production, processing and marketing of crude oil, natural gas liquids and natural gas in Canada.

Documents Incorporated by Reference

Information in respect of Penn West and its Subsidiaries has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Finance of PWPL at 2200, 425 – 1 Street S.W., Calgary, Alberta, T2P 3L8, telephone (403) 777-2666; fax (403) 777-2601, and are also available electronically at www.sedar.com.  For the purposes of the Province of Quebec, this Information Circular contains information to be completed by consulting the permanent information record.  A copy of the permanent information record may be obtained without charge from the Vice-President, Finance of PWPL at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents of Penn West, filed with the various securities commissions or similar authorities in the jurisdictions where Penn West is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

1.             the Penn West AIF;

2.             the audited consolidated balance sheets of Penn West as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated earnings and cash flows for the years then ended, together with the notes thereto, the auditor’s report thereon and the management’s discussion and analysis in respect thereof;

3.             the unaudited consolidated balance sheets of Penn West as at March 31, 2006 and December 31, 2005 and the consolidated statements of income, retained earnings and cash flows for the three months ended March 31, 2006 and 2005, together with the notes thereto and the management’s discussion and analysis in respect thereof; and

4.             the material change report dated April 24, 2006 in respect of the Arrangement and the Arrangement Agreement.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus, including interim financial statements and related interim management’s discussion and analysis, material change reports (except confidential material change reports) and business acquisition reports, filed by Penn West with the securities commissions or similar authorities in any of the provinces of Canada subsequent to the date of this Information Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Recent Developments

Potential Acquisitions

Penn West continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. Penn West is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, other than as otherwise disclosed herein, Penn West has not reached agreement on the price or terms of any potential material acquisitions. Penn West cannot predict whether any current or future opportunities will result in one or more acquisitions for Penn West.

Significant Acquisitions

There are no acquisitions that Penn West has completed within 75 days prior to the date of this Information Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102 and for which Penn West has not yet filed a business acquisition report under National Instrument 51-102.  In addition, other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the appendices hereto), there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 if completed as of the date of this Information Circular.

Bank Loan

The Penn West Credit Facilities are comprised of an unsecured, extendible, three year revolving syndicated credit facility that expires May 31, 2009, plus a $50 million operating credit facility.  The Penn West Credit Facilities bear interest at the prime rate or U.S. base rate of the administrative agent for the lenders, LIBOR rates or bankers’ acceptances, in each case plus an applicable margin based on the debt to EBITDA ratio of Penn West on a consolidated basis.  As at May 23, 2006, a total of approximately $735 million was outstanding under the Penn West Credit Facilities.

The current Penn West Credit Facilities have the following financial covenants:

•      consolidated bank debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1 in all circumstances;

•      consolidated total debt to EBITDA shall be less than 4:1; and

•      consolidated bank debt to total trust capitalization shall not exceed 50% except in certain circumstances and shall not exceed 55% in all circumstances.

In the event of a bankruptcy, insolvency, liquidation or reorganization of Penn West or any of the other Penn West operating Subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of Penn West and the other Penn West operating Subsidiaries before any assets are made available for distribution to Penn West.  The Penn West Units therefore effectively rank junior to the Penn West Credit Facilities and most other liabilities (including trade payables) of Penn West and the other Penn West operating Subsidiaries.  Other than pursuant to the Penn West Credit Facilities, neither Penn West nor any of the other Penn West operating Subsidiaries is limited in their ability to incur secured or unsecured indebtedness.

In addition, Penn West and the Penn West operating Subsidiaries have entered into a subordination agreement in favour of the lenders under the Penn West Credit Facilities whereby the Penn West operating Subsidiaries are restricted from making any distributions (including to Penn West) when a default or event of default under the Penn West Credit Facilities has occurred and is continuing.

Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts by the Penn West operating

Subsidiaries to Penn West.  Although Penn West believes the Penn West Credit Facilities will be sufficient for the Penn West operating Subsidiaries’ immediate requirements, there can be no assurance that the amount will be adequate for the financial obligations of the Penn West operating Subsidiaries or that additional funds can be obtained or that upon expiration or completion of the Arrangement, the Penn West Credit Facilities can be refinanced on terms acceptable to Penn West, PWPL and the other Penn West operating Subsidiaries and to the applicable lenders.

Penn West will complete a review to determine the appropriate combined Penn West and Petrofund credit structure prior to the Effective Date.  Penn West may elect to (i) negotiate with the applicable lenders to maintain the existing credit facilities of Penn West and Petrofund (on the existing terms or on renegotiated terms), or (ii) negotiate a revised Penn West credit facility to repay the Petrofund facilities prior to or subsequent to the Effective Date.  See also “Pro Forma Information of Penn West After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization”.

Distribution History

Cash distributions are made on the 15th day (or if such day is not a Business Day on the preceding Business Day) following the end of each calendar month to a Penn West Unitholder of record on the last Business Day of each such calendar month or such other date as determined from time to time by the Penn West Trustee.

The Penn West Board reviews the distribution policy from time to time.  The actual amount distributed will be dependent on various factors, including the commodity price environment, and is at the discretion of the Penn West Board.  The current distribution policy targets the use of approximately 60% to 70% of cash available for distribution to Penn West Unitholders.  Depending upon various factors, including commodity prices and the size of Penn West’s capital budget, it is expected, based on the foregoing, that approximately 30% to 40% of cash available for distribution will fund a portion of Penn West’s annual capital expenditure program, including both exploration and exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

Distributions are normally announced on a monthly basis in the context of prevailing and anticipated commodity prices.  During periods of volatile commodity prices, Penn West may vary the distribution rate monthly.  Penn West’s current policy is to distribute $0.34 per Penn West Unit per month ($4.08 per Penn West Unit per annum).

The following table sets forth the per Penn West Unit amount and the distribution payment date of monthly cash distributions paid by Penn West since its first distribution in July 2005 and declared payable by Penn West in June 2006.

Paid in 2005
July 15	$0.26
August 15	$0.26
September 15	$0.26
October 14	$0.26
November 15	$0.31
December 15	$0.31

Paid in 2006
January 13	$0.31
February 15	$0.31
March 15	$0.34
April 13	$0.34
May 15	$0.34

Declared Payable in 2006
June 15	$0.34

For additional information respecting historical distribution payments to Penn West Unitholders, including the factors influencing the amount available for distribution to Penn West Unitholders, see “Corporate Governance – Distributions and Distribution Policy” and “Distributions to Unitholders” at pages 29, 30 and 34 of the Penn West AIF.

The historical distribution payments described above and the distributions paid by Penn West in 2005 and 2006 and declared payable for June 2006 may not be reflective of future distribution payments and future distributions are not assured.  Future distributions and the actual payout ratio will be subject to the discretion of the Penn West Board and may vary depending on, among other things, the current and anticipated commodity price environment.  See “Pro Forma Information of Penn West After Giving Effect to the Arrangement – Risk Factors”.  The Arrangement Agreement, however, provides that Penn West will not alter its existing monthly distribution amount prior to completion of the Arrangement.

If the Effective Date occurs on June 30, 2006, as currently scheduled, the first distribution of Penn West that all Penn West Unitholders (including former Petrofund Unitholders) will receive following the Effective Date is the distribution anticipated to be paid to Penn West Unitholders of record on July 31, 2006, which is anticipated to be paid on August 15, 2006.  Subject to stable business conditions, including, among other things, stable commodity pricing, Penn West has established a post-merger distribution policy which will result in a distribution of $0.34 per Penn West Unit per month, commencing with the first distribution payable following closing of the Arrangement.  See “Joint Information Circular and Proxy Statement – Distributable Cash”.  It is expected that this level of distribution would represent a payout ratio of approximately 65% for the merged trust based on commodity prices in effect as of the date of this Information Circular.  Future distributions and the actual payout ratio will be subject to the discretion of the Penn West Board and may vary depending on, among other things, the current and anticipated commodity price environment.  See “Pro Forma Information of Penn West After Giving Effect to the Arrangement – Risk Factors”.

Price Range and Trading Volume of Penn West Units

The outstanding Penn West Units are listed and posted for trading on the TSX under the trading symbol “PWT.UN”.  The following table sets forth the price range for and trading volume of the Penn West Units as reported by the TSX for the periods indicated.

Period	Unit price ($) High	Unit price ($) Low	Volume

2005
June (2 to 30)	29.75	27.61	52,459,930
July	31.00	29.15	21,678,620
August	34.47	31.00	25,670,385
September	36.63	33.02	32,648,409
October	36.65	30.07	27,993,530
November	36.50	30.87	25,992,977
December	38.53	34.50	24,388,572
2006
January	43.37	38.06	23,178,660
February	44.69	37.86	22,155,294
March	44.06	39.10	16,116,224
April	45.24	41.37	17,311,732
May (1 to 23)	47.50	38.90	13,778,768

On April 13, 2006, the last trading day on which the Penn West Units traded prior to announcement of the Arrangement, the closing price of the Penn West Units was $42.12.  On May 23, 2006, the closing price of the Penn West Units was $41.49.

Risk Factors

An investment in the Penn West Units is subject to certain risks.  Investors should carefully consider the risk factors described under the heading “Risk Factors” in the Penn West AIF incorporated by reference in this Information Circular, as well as the risk factors set forth elsewhere in this Information Circular and otherwise incorporated by reference herein.

Legal Proceedings

There are no outstanding legal proceedings material to Penn West to which Penn West or any of its Subsidiaries is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of Penn West are KPMG LLP, Chartered Accountants, 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 0S7.

The transfer agent and registrar for the Penn West Units is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

Additional Information

Additional information relating to Penn West is available on SEDAR at www.sedar.com.  Financial information concerning Penn West is provided in its financial statements for the year ended December 31, 2005 and the accompanying management’s discussion and analysis, both of which can be accessed on SEDAR.

INFORMATION CONCERNING PETROFUND ENERGY TRUST

General

Petrofund is an open-ended investment trust created under the laws of the Province of Ontario on December 18, 1988 under the name “NCE Petrofund I”.  Active operations commenced March 3, 1989.  On July 4, 1996, the name of Petrofund was changed to “NCE Petrofund” and on November 1, 2003 the name was changed to its present name of “Petrofund Energy Trust”.  Effective September 7, 2001, the Petrofund Trustee became the trustee of Petrofund.  Petrofund is currently governed by the Petrofund Trust Indenture.  The executive office and head office of Petrofund are located at Suite 600, 444 - 7th Avenue S.W., Calgary, Alberta, T2P 0X8.

Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned (directly or indirectly) by Petrofund, the nature of the entity and the jurisdiction of incorporation or formation of Petrofund’s material Subsidiaries, either direct or indirect, as at the date hereof.

Name of Subsidiary	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/ Formation
Petrofund Corp.	100%	Corporation	Alberta
Petrofund Ventures Trust	100%	Trust	Alberta

Organizational Structure of Petrofund

The following diagram describes the inter-corporate relationships among Petrofund and its material Subsidiaries.

Notes:

(1)           As at May 23, 2006, Petrofund also had a total of 249,340 Petrofund Exchangeable Shares outstanding that were exchangeable for 356,147 Petrofund Units.

(2)           Held by PC as trustee for PVT.

Summary Description of the Business of Petrofund

Petrofund’s primary source of income is from 99% net royalty interests granted by PC pursuant to the PC NPI Agreement and by PVT pursuant to the PVT NPI Agreement.  Petrofund may also purchase directly or indirectly securities of oil and gas companies, oil and gas properties and other related assets.

PC, formerly named NCE Petrofund Corp., was incorporated under the Business Corporations Act (Alberta) on March 17, 1988.  PC acquires and manages producing oil and gas properties in western Canada.  Pursuant to the PC NPI Agreement, Petrofund receives a 99% net royalty interest in the oil and gas properties of PC.  All of the issued and outstanding voting shares of PC are held by Petrofund.  The capital structure of PC also includes Petrofund Exchangeable Shares.  As at May 23, 2006 there were 249,340 Petrofund Exchangeable Shares issued and outstanding.  As at May 23, 2006, the Petrofund Exchangeable Shares were exchangeable into 356,147 Petrofund Units, based on a ratio which is adjusted on each date Petrofund pays a distribution to the Petrofund Unitholders, provided that if the holder of the Petrofund Exchangeable Shares elects to redeem such number of Petrofund Exchangeable Shares as have a value equal to the distribution then the ratio is not adjusted.  The Petrofund Exchangeable Shares are not listed securities on any stock exchange.

PVT is a trust created under the laws of the Province of Alberta on August 31, 1997.  Following completion of the business combination of Petrofund and Ultima Energy Trust pursuant to which on June 16, 2004 Petrofund acquired all of the assets of Ultima Energy Trust, the sole beneficiary of PVT is Petrofund.  PVT was established for the purpose of, and its business is restricted to, purchasing, holding, operating and divesting petroleum, natural gas and related hydrocarbons and related facility interests including the development of petroleum and natural gas, the transportation, processing, marketing and sale thereafter and all business operations incidental or in anyway related to the foregoing.  PC is presently the Trustee of PVT.  Pursuant to the PVT NPI Agreement, Petrofund receives a 99% net royalty interest in the oil and gas properties of PVT.

Each Petrofund Unit represents an equal undivided beneficial interest in the assets of Petrofund.  Historically, Petrofund’s activities have been focused on the acquisition of net profit interests from PC and, more recently, from PVT.  For each property for which a net royalty is granted by PC or PVT, Petrofund receives 99% of the revenue generated by the property net of operating costs, debt service charges, general and administrative costs and certain other taxes and charges.  Petrofund distributes to the Petrofund Unitholders a majority of its cash flow in the form of monthly distributions, part of which is treated as a return of capital for income tax purposes on a tax-advantaged basis.  Cash flow includes royalty income and may include cash flow generated by properties and interests not currently subject to Petrofund’s net royalty interests.

Documents Incorporated by Reference

Information in respect of Petrofund and its Subsidiaries has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Finance of PC at 600, 444 – 7 Avenue S.W., Calgary, Alberta, T2P 0X8, telephone (403) 218-8625; fax (403) 264-6165, and are also available electronically at www.sedar.com.  For the purposes of the Province of Quebec, this Information Circular contains information to be completed by consulting the permanent information record.  A copy of the permanent information record may be obtained without charge from the Vice-President, Finance of PC at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents of Petrofund, filed with the various securities commissions or similar authorities in the jurisdictions where Petrofund is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

1.             the Petrofund AIF;

2.             the audited consolidated balance sheet of Petrofund as at December 31, 2005 and 2004 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended, together with the notes thereto, the auditors’ report thereon and the management’s discussion and analysis in respect thereof;

3.             the unaudited consolidated balance sheet of Petrofund as at March 31, 2006 and December 31, 2005 and the consolidated statements of operations and accumulated earnings and cash flows for the three months ended March 31, 2006 and 2005, together with the notes thereto and the management’s discussion and analysis in respect thereof;

4.             the information circular of Petrofund dated February 28, 2006 in respect of Petrofund’s annual meeting of Petrofund Unitholders held on April 19, 2006; and

5.             the material change report dated April 24, 2006 in respect of the Arrangement and the Arrangement Agreement.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus, including interim financial statements and related interim management’s discussion and analysis, material change reports (except confidential material change reports) and business acquisition reports, filed by Petrofund with the securities commissions or similar authorities in any of the provinces of Canada subsequent to the date of this Information Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Recent Developments

Potential Acquisitions

Petrofund continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program.  Petrofund is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material.  As of the date hereof, other than as otherwise disclosed herein, Petrofund has not reached agreement on the price or terms of any potential material acquisitions.  Petrofund cannot predict whether any current or future opportunities will result in one or more acquisitions for Petrofund.

Significant Acquisitions

There are no acquisitions that Petrofund has completed within 75 days prior to the date of this Information Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102 and for which Petrofund has not yet filed a business acquisition report under National Instrument 51-102.  In addition, other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the appendices hereto), there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 if completed as of the date of this Information Circular.

Bank Loan

The Petrofund Credit Facilities are comprised of a secured, extendible, revolving syndicated credit facility that expires April 28, 2007, plus a $50 million operating credit facility.  Interest rates fluctuate under the Petrofund Credit Facilities with Canadian prime and U.S. base rates plus between 0 and 25 basis points, as well as with Canadian banker’s acceptance and LIBOR rates plus between 70 basis points and 125 basis points, depending in each case upon Petrofund’s consolidated total debt to EBITDA ratio.  As at May 23, 2006, a total of approximately $470.3 million was outstanding under the Petrofund Credit Facilities.

The Petrofund Credit Facilities are secured by a $900 million debenture containing a first ranking security interest on all of PC’s assets.  In addition, the Petrofund Credit Facilities requires each of Petrofund, PVT and the subsidiaries of Petrofund other than PC and PVT, to provide a guarantee of PC’s indebtedness under the Petrofund Credit Facilities that is secured by a $900 million debenture containing a first ranking security interest on their respective assets.

The revolving period on the syndicated facility ends on April 28, 2007, unless extended for a further 364 day period.  In the event that the revolving bank line is not extended at the end of the 364 day revolving period, no payments are required to be made to non-extending lenders during the first year of the term period.  However, PC will be required to maintain certain minimum balances on deposit with the syndicate agent.

The limit of the syndicated facility is subject to adjustment from time to time to reflect changes in PC’s asset base.

The loan is the legal obligation of PC.  While principal and interest payments are allowable deductions in the calculation of royalty income, the Petrofund Unitholders have no direct liability to the bank or to PC should the assets securing the loan generate insufficient cash flow to repay the obligation.

Substantially all of the Petrofund Credit Facilities are financed with banker’s acceptances, resulting in a reduction in the stated bank loan interest rates.

Distribution History

Petrofund makes monthly cash distributions of the distributable cash flow received by Petrofund in each month.  Distributions are made on the last business day of each month to Petrofund Unitholders of record as at the close of business on the tenth business day preceding each such distribution date.

A major objective of Petrofund’s distribution policy is to provide Petrofund Unitholders with relatively stable and predictable monthly distributions despite potentially significant variations in product prices.  A second objective is to retain a portion of cash flow to fund ongoing development and optimization projects designed to enhance the sustainability of cash flow.

The percentage of cash flow from operations paid to Petrofund Unitholders each quarter will vary according to a number of factors assessed by management including: (i) fluctuations in oil and gas prices; (ii) changes in the $Canadian/$US exchange rate; (iii) the size of the development drilling programs and the portion funded from cash flow; and (iv) the level of debt within PC.

Although the payout ratio will vary significantly from quarter to quarter, the objective is to pay less than 80% of cash flow to Petrofund Unitholders over the long term.  The payout ratio was 73% in 2004 and 70% in 2003. The payout ratio in 2005 was 67%, 56%, 45%, and 44% in the first, second, third and fourth quarters respectively.  The payout ratio for the first quarter of 2006 was 65%.

Petrofund’s current policy is to distribute $0.20 per Petrofund Unit per month ($2.40 per Petrofund Unit per annum).

The following table sets forth the per Petrofund Unit amount and the distribution payment date of monthly cash distributions paid by Petrofund in 2005 and 2006.  In addition, Petrofund currently expects to declare a cash distribution of $0.20 per Petrofund Unit on or about June 7, 2006 for holders of record as of June 16, 2006.

Paid in 2005
January 31	$0.16
February 28	$0.16
March 31	$0.16
April 29	$0.16
May 31	$0.16
June 30	$0.16
July 29	$0.16
August 31	$0.16
September 30	$0.16
October 31	$0.17
November 30	$0.17
December 30	$0.17

Paid in 2006
January 30	$0.20
February 28	$0.20
March 31	$0.20
April 28	$0.20
May 31	$0.20

For information regarding the Petrofund Special Distribution payable pursuant to the Arrangement, see “The Arrangement – Effect of the Arrangement – Effect on Distributions”.

For additional information respecting historical distribution payments to Petrofund Unitholders, including the factors influencing the amount available for distribution to Petrofund Unitholders, see “Information Relating to the Trust – Trust Indenture – Distributions”, “Information Relating to the Trust – Distribution Policy”, “Information Relating to the Trust – Distributions” and “Information Relating to the Trust – Credit Facility – Limitations on Distributions” at pages 37, 41 and 42 of the Petrofund AIF.

The historical distribution payments described above and the distributions paid by Petrofund in 2005 and 2006 and declared payable for June 2006 may not be reflective of future distribution payments and future distributions are not assured.  Upon completion of the Arrangement, future distributions and the actual payout ratio will be subject to the discretion of the Penn West Board and may vary depending on, among other things, the current and anticipated commodity price environment.

If the Effective Date occurs on June 30, 2006, as currently scheduled, the first distribution of Penn West that all Penn West Unitholders (including former Petrofund Unitholders) will receive following the Effective Date is the distribution anticipated to be paid to Penn West Unitholders of record on July 31, 2006, which is anticipated to be paid on August 15, 2006.  Subject to stable business conditions, including, among other things, stable commodity pricing, Penn West has established a post-merger distribution policy which will result in a distribution of $0.34 per Penn West Unit per month, commencing with the first distribution payable following closing of the Arrangement.  See “Joint Information Circular and Proxy Statement – Distributable Cash”.  It is expected that this level of distribution would represent a payout ratio of approximately 65% for the merged trust based on commodity prices in effect as of the date of this Information Circular.  Future distributions and the actual payout ratio will be subject to the discretion of the Penn West Board and may vary depending on, among other things, the current and anticipated commodity price environment.  See “Pro Forma Information of Penn West After Giving Effect to the Arrangement – Risk Factors”.

Price Range and Trading Volume of Petrofund Units

The outstanding Petrofund Units are listed and posted for trading on the TSX under the trading symbol “PTF.UN”.  The outstanding Petrofund Units are also listed and posted for trading on the AMEX under the trading symbol “PTF”.  The following table sets forth the price range for and trading volume of the Petrofund Units as reported by the TSX and AMEX for the periods indicated.

	TSX			AMEX
Period	Unit price ($) High	Unit price ($) Low	Volume	Unit price (U.S.$) High	Unit price (U.S.$) Low	Volume
2005
January	17.05	15.50	4,317,300	13.75	12.66	10,281,800
February	18.85	16.95	6,488,600	15.34	13.68	11,473,700
March	19.33	16.25	5,573,100	16.05	13.40	17,476,300
April	18.57	17.00	3,377,900	15.22	13.62	10,786,800
May	18.79	17.47	3,426,800	15.04	13.90	8,093,900
June	19.97	18.25	4,445,700	16.25	14.63	11,125,100
July	21.12	19.57	2,648,800	17.25	15.94	9,351,500
August	22.98	19.30	2,751,500	19.26	15.72	16,038,100
September	23.31	20.90	3,882,500	19.85	17.55	11,669,700
October	23.17	19.05	3,270,700	19.88	16.10	16,006,000
November	21.80	20.02	5,260,700	18.47	16.84	10,135,100
December	21.43	20.30	7,317,680	18.50	17.30	8,508,800
2006
January	23.93	20.55	6,782,384	17.76	20.99	12,068,900
February	24.50	20.58	4,888,158	21.39	17.85	12,947,100
March	25.79	22.18	5,273,878	22.18	19.01	10,793,100
April	28.14	24.86	6,070,008	25.00	21.33	12,457,000
May (1 to 23)	29.98	23.88	4,097,802	27.24	20.35	13,456,100

On April 13, 2006, the last trading day on which the Petrofund Units traded prior to announcement of the Arrangement, the closing price of the Petrofund Units was $25.37 on the TSX and U.S. $22.14 on the AMEX.  On May 23, 2006, the closing price of the Petrofund Units was $25.81 on the TSX and U.S. $22.87 on the AMEX.

Risk Factors

An investment in the Petrofund Units is subject to certain risks.  Investors should carefully consider the risk factors described under the heading “Risk Factors” in the Petrofund AIF incorporated by reference in this Information Circular, as well as the risk factors set forth elsewhere in this Information Circular.

Legal Proceedings

There are no outstanding legal proceedings material to Petrofund to which Petrofund or any of its subsidiaries is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of Petrofund are Deloitte & Touche LLP, Chartered Accountants, 3000, 700 – 2 Street S.W., Calgary, Alberta, T2P 0S7.

The transfer agent and registrar for the Petrofund Units is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

Additional Information

Additional information relating to Petrofund is available on SEDAR at www.sedar.com.  Financial information concerning Petrofund is provided in its financial statements for the year ended December 31, 2005 and the accompanying management’s discussion and analysis, both of which can be accessed on SEDAR.

INFORMATION CONCERNING 1231818 ALBERTA LTD.

ExploreCo was incorporated under the ABCA on March 28, 2006 as “1231818 Alberta Ltd.”.  ExploreCo has not carried on any active business since incorporation.

The head and principal office of ExploreCo will be located in Calgary, Alberta and its registered office is located at 1400, 350-7th Avenue, S.W. Calgary, Alberta Canada T2P 3N9.

Assuming the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting, ExploreCo will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Subject to the receipt of the requisite securityholder approvals, the ExploreCo FinCo Common Shares and the ExploreCo FinCo Warrants issued pursuant to the ExploreCo Private Placement will be exchanged at the Effective Time on a one for one basis for ExploreCo Common Shares and ExploreCo Warrants, respectively.  See “Other Matters to be Considered at the Meetings – ExploreCo Resolutions – Approval of the ExploreCo Private Placement” and “The Arrangement – Details of the Arrangement – Pre-Arrangement Steps – ExploreCo Private Placement”.

See Appendix H, “Information Concerning 1231818 Alberta Ltd.” for a detailed description of ExploreCo and its assets and securities.

INFORMATION CONCERNING EXPLORECO FINCO

ExploreCo FinCo was incorporated under the ABCA on May 19, 2006 as “1243838 Alberta Ltd.” for the sole purpose of completing the ExploreCo Private Placement.  ExploreCo FinCo has not carried on any active business since incorporation.

The head and principal office of ExploreCo FinCo will be located in Calgary, Alberta and its registered office is located at 1400, 350-7th Avenue, S.W., Calgary, Alberta Canada T2P 3N9.

Prior to the completion of the Arrangement, ExploreCo FinCo will complete the ExploreCo Private Placement.  Subject to the receipt of the requisite securityholder approvals, pursuant to the Arrangement, assuming the ExploreCo Resolutions are approved at the Penn West Meeting and the Petrofund Meeting, the ExploreCo FinCo Common Shares and the ExploreCo FinCo Warrants issued pursuant to the ExploreCo Private Placement will be exchanged under the Arrangement at the Effective Time on a one for one basis for ExploreCo Common Shares and ExploreCo Warrants, respectively.  See “Other Matters to be Considered at the Meetings – ExploreCo Resolutions – Approval of the ExploreCo Private Placement” and “The Arrangement – Details of the Arrangement – Pre-Arrangement Steps – ExploreCo Private Placement”.

OTHER MATTERS TO BE CONSIDERED AT THE MEETINGS - EXPLORECO RESOLUTIONS

The Arrangement provides the Penn West Unitholders and the Petrofund Unitholders with the opportunity to participate in ExploreCo.  Under the Arrangement, the conveyance of the ExploreCo Assets from Penn West and Petrofund to ExploreCo and the distribution of ExploreCo Common Shares to Penn West Unitholders and Petrofund Unitholders is conditional upon the ExploreCo Resolutions being passed at the Penn West Meeting and at the Petrofund Meeting approving the ExploreCo Private Placement and the ExploreCo Option Plan in the manner described below.  Participation in the ExploreCo Private Placement and ExploreCo Option Plan has been offered to proposed or acting directors, officers and key employees and service providers of ExploreCo as a material inducement to the acceptance of their positions with ExploreCo.  ExploreCo’s success will depend in large measure on such key individuals.  Failure to obtain the requisite securityholder approval for the ExploreCo Resolutions may result in such key individuals not accepting their proposed positions with ExploreCo.  The loss of the services of such key personnel could have a material adverse effect on ExploreCo, and therefore the creation of ExploreCo as a going concern is conditional upon the ExploreCo Resolutions being approved.  In the event that the ExploreCo Resolutions are not approved at the Penn West Meeting and the Petrofund Meeting, the ExploreCo Assets will not be conveyed by Penn West and Petrofund to ExploreCo, but rather will remain part of the combined trust following the completion of the Arrangement, and Penn West Unitholders and Petrofund Unitholders will not receive any ExploreCo Common Shares under the Arrangement.

Approval of the ExploreCo Option Plan

At the Meetings, Penn West Unitholders, Petrofund Unitholders and the Petrofund Special Voting Unitholder will be asked to consider and, if deemed advisable, approve the adoption by ExploreCo of the ExploreCo Option Plan, which will authorize the ExploreCo Board to issue ExploreCo Options to ExploreCo Service Providers.  A copy of the ExploreCo Option Plan is set out in Appendix I to this Information Circular.

The purpose of the ExploreCo Option Plan is to develop the interest of ExploreCo Service Providers in the growth and development of ExploreCo and its Subsidiaries by providing them with the opportunity through ExploreCo Options to acquire an increased proprietary interest in ExploreCo.

The maximum number of ExploreCo Common Shares issuable on exercise of outstanding ExploreCo Options at any time is limited to 10% of the issued and outstanding ExploreCo Common Shares.  Any increase in the issued and outstanding ExploreCo Common Shares (whether as a result of the exercise of ExploreCo Options or otherwise) will result in an increase in the number of ExploreCo Common Shares that may be issued on exercise of ExploreCo Options outstanding at any time and any increase in the number of ExploreCo Options granted, upon exercise, makes new grants available under the ExploreCo Option Plan.  ExploreCo Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the ExploreCo Common Shares that were reserved for issuance thereunder being available for a subsequent grant of ExploreCo Options pursuant to the ExploreCo Option Plan to the extent of any ExploreCo Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired ExploreCo Options.

ExploreCo Options granted pursuant to the ExploreCo Option Plan have a term not exceeding seven years and vest in such manner as determined by the ExploreCo Board.  ExploreCo Options granted under the ExploreCo Option Plan are non-assignable.  The exercise price of ExploreCo Options granted is determined by the ExploreCo Board at the time of grant and may not be less than the closing price of the ExploreCo Common Shares on the TSX on the last trading day prior to the date of grant.

The number of ExploreCo Common Shares reserved for issuance to any one optionee may not exceed 5% of the issued and outstanding ExploreCo Common Shares.  In addition, the number of ExploreCo Common Shares under all security based compensation arrangements of ExploreCo: (i) issuable to insiders at any time shall not exceed 10% of the issued and outstanding ExploreCo Common Shares; and (ii) issued to insiders within any one year period shall not exceed 10% of the issued and outstanding ExploreCo Common Shares.  Also, the maximum number of ExploreCo Common Shares issuable on exercise of ExploreCo Options outstanding at any time held by directors of ExploreCo who are not officers or employees of ExploreCo is limited to 2% of the issued and outstanding ExploreCo Common Shares.

In case of death of an optionee, ExploreCo Options terminate on the date determined by the ExploreCo Board which may not be more than 12 months from the date of death and, if the optionee shall no longer be a director or officer of or be in the employ of, or a consultant or other service provider to, either ExploreCo or a subsidiary of ExploreCo (other than by reason of death), their ExploreCo Options terminate on the expiry of a period not in excess of six months as determined by the ExploreCo Board at the time of grant.  The number of ExploreCo Common Shares that an optionee (or his or her heirs or successors) are entitled to purchase until such date of termination: (i) shall in the case of death of the optionee, be all of the ExploreCo Common Shares that may be acquired on exercise of the ExploreCo Options held by such optionee (or his or her heirs or successors) whether or not previously vested and the vesting of all such ExploreCo Options shall be accelerated on the date of death for such purpose; and (ii) in any case other than death, shall be the number of ExploreCo Common Shares which the optionee was entitled to purchase on the date the optionee ceased to be an ExploreCo Service Provider.

Except if not permitted by the TSX, if any ExploreCo Options may not be exercised due to any Black-Out Period at any time within the three Business Day period prior to the normal expiry date of such ExploreCo Options (the “Restricted Options”), the expiry date of all Restricted Options shall be extended for a period of seven Business Days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the ExploreCo Board).  A “Black-Out Period” means the period of time when, pursuant to any policies of ExploreCo, any securities of ExploreCo may not be traded by certain persons as designated by ExploreCo, including any holder of an ExploreCo Option.

An optionee may, under the terms of the ExploreCo Option Plan, make an offer (the “Surrender Offer”) to ExploreCo, at any time, for the disposition and surrender by the optionee to ExploreCo (and the termination thereof) of any ExploreCo Options for an amount (not to exceed the fair market value thereof) specified in the Surrender Offer and ExploreCo may, but is not obligated to, accept the Surrender Offer, subject to any required regulatory approval.

The ExploreCo Board may amend or discontinue the ExploreCo Option Plan at any time, provided that no such amendment shall be made without the approval of any stock exchange on which the ExploreCo Common Shares may be listed, if required by such stock exchange, or, without the consent of any optionee, if it alters or impairs any ExploreCo Option previously granted to such optionee under the ExploreCo Option Plan.  Pursuant to the current requirements of the TSX, shareholder approval will be required for certain matters including increasing the percentage of ExploreCo Common Shares issuable pursuant to the ExploreCo Option Plan, changing eligible participants and certain other matters.  Disinterested shareholder approval is currently required for a reduction in the exercise price of ExploreCo Options or an extension of the term of ExploreCo Options held by insiders.

At the Meetings, Penn West Unitholders, Petrofund Unitholders and the Petrofund Special Voting Unitholder will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the ExploreCo Option Plan:

BE IT RESOLVED as an ordinary resolution of the unitholders that the stock option plan of 1231818 Alberta Ltd., as set out in Appendix I of the Joint Information Circular and Proxy Statement of Penn West Energy Trust and Petrofund Energy Trust dated May 23, 2006, be and the same is hereby approved and authorized.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast in person or by proxy by Penn West Unitholders at the Penn West Meeting and by a simple majority of the aggregate votes cast in person or by proxy by the Petrofund Unitholders and the Petrofund Special Voting Unitholder, voting together as a single class, at the Petrofund Meeting.  The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the ExploreCo Option Plan.

Directors and officers of PWPL holding an aggregate of 731,000 Penn West Units (representing approximately 0.45% of the outstanding Penn West Units) have agreed pursuant to the Penn West Support Agreements to vote their Penn West Units in favour of this resolution.  Directors and officers of PC holding an aggregate of 342,810 Petrofund Units and 249,340 Petrofund Exchangeable Shares (representing approximately 0.29% of the outstanding Petrofund Units and 100% of the outstanding Petrofund Exchangeable Shares) have agreed to vote their Petrofund Units and Petrofund Exchangeable Shares in favour of this resolution.

Approval of the ExploreCo Private Placement

At the Meetings, Penn West Unitholders, Petrofund Unitholders and the Petrofund Special Voting Unitholder will be asked to approve the ExploreCo Private Placement to ExploreCo Service Providers of up to 4,688,000 ExploreCo FinCo Common Shares at a price of $1.86 per share and up to 4,688,000 ExploreCo FinCo Warrants with an exercise price of $2.23 per warrant.  Subject to the receipt of the requisite securityholder approvals, the ExploreCo FinCo Common Shares and the ExploreCo FinCo Warrants will be exchanged at the Effective Time on a one-for-one basis for ExploreCo Common Shares and ExploreCo Warrants.

The purpose of the ExploreCo Private Placement is: (a) to allow ExploreCo Service Providers to increase their ownership position in ExploreCo in a manner which encourages continued employment; (b) to align the interests of holders of ExploreCo Common Shares and ExploreCo Service Providers through the capital commitment being made under the ExploreCo Private Placement by ExploreCo Service Providers; (c) to allow ExploreCo to meet the challenges in retaining qualified personnel in a very competitive employment market; and (d) to provide additional capital to ExploreCo for use in its exploration and development program.  The Penn West Board and the Petrofund Board believe that the ExploreCo Private Placement is important in order for ExploreCo to attract and retain key ExploreCo Service Providers.

Historically, in transactions of this nature, securities issued pursuant to the initial private placement often subsequently trade at a premium to the subscription price under the private placement which is often at a greater discount to the market price than the maximum allowable discount permitted by the TSX.  There can be no assurances that ExploreCo Common Shares will trade at a premium to the issue price of the ExploreCo FinCo Common Shares pursuant to the ExploreCo Private Placement, if and when the ExploreCo Common Shares are listed on the TSX.

The price at which the ExploreCo FinCo Common Shares will be issued pursuant to the ExploreCo Private Placement is based on the ExploreCo Common Share net asset value (prior to giving effect to the ExploreCo Private Placement) which has been established at approximately $87,346,000 based on the following: (a) the ExploreCo Engineering Report with respect to the oil and natural gas interests forming part of the ExploreCo Assets being transferred to ExploreCo as part of the Arrangement; and (b) the undeveloped land associated with non-producing areas transferred to ExploreCo as part of the Arrangement valued based on recent sales by others of interests in undeveloped land in the area.  The following table reflects the determination of the ExploreCo net asset value per

ExploreCo Common Share based on such information.  See also Appendix H, “Information Concerning ExploreCo Energy Inc.” and “The Arrangement – Securities Law Matters – Canada”.

Net Asset Value per ExploreCo Common Share
Proved plus probable reserves ($000s)(1)	$71,444
Undeveloped land ($000s)(2)	$15,902
$87,346
ExploreCo Common Shares outstanding after the Arrangement but prior to giving effect to the ExploreCo Private Placement (3) (000s of shares)	46,881
Net Asset Value per ExploreCo Common Share	$1.86

Notes:

(1)           Represents the discounted (present value discounted at 10%) future net revenue before taxes for the proven plus probable reserves of the ExploreCo Assets provided for in the ExploreCo Engineering Report.  It cannot be assumed that the estimates of future net revenue represent the fair market value of the reserves.

(2)           The value of undeveloped land is estimated by Penn West and Petrofund based upon recent sales by others of interests in undeveloped land in the area.

(3)           Represents the number of ExploreCo Common Shares outstanding upon completion of the Arrangement, but prior to giving effect to the ExploreCo Private Placement, assuming that: (i) no Dissent Rights are exercised;  (ii) an aggregate of 93,829 Petrofund Units are issued pursuant to 422,915 outstanding Petrofund Rights; (iii) the same number of Penn West Units and Petrofund Units are outstanding as were outstanding on May 23, 2006; and (iv) an aggregate of 356,147 Petrofund Units are issued on exchange of all outstanding Petrofund Exchangeable Shares prior to the Effective Date of the Arrangement.

The ExploreCo Common Shares to be issued at the Effective Time in exchange for ExploreCo FinCo Common Shares subscribed for under the ExploreCo Private Placement will be subject to a contractual escrow arrangement.  Under the escrow arrangement, one-third of the ExploreCo Common Shares issued to each ExploreCo Service Provider will be releasable to the holder on each of the six month anniversary of the closing date of the ExploreCo Private Placement, the 12 month anniversary of the closing date of the ExploreCo Private Placement and the 24 month anniversary of the closing date of the ExploreCo Private Placement.  If an ExploreCo Service Provider voluntarily ceases to be an ExploreCo Service Provider or is terminated with cause by ExploreCo during the term of the escrow, ExploreCo will have the right to repurchase any ExploreCo Common Shares still subject to escrow at a price equal to the lesser of $1.86 and the market price of the ExploreCo Common Shares on the last trading day immediately prior to the date upon which such person voluntarily ceases to be an ExploreCo Service Provider or is so terminated with cause.  The ExploreCo Common Shares may be transferred within escrow to another ExploreCo Service Provider with the approval of the ExploreCo Board.

The ExploreCo Warrants to be issued at the Effective Time in exchange for ExploreCo FinCo Warrants subscribed for under the ExploreCo Private Placement will be exercisable for a term of five years from the closing date of the ExploreCo Private Placement and will vest as to one-third on the six month anniversary of the closing date of the ExploreCo Private Placement, as to an additional one-third on the 12 month anniversary of the closing date of the ExploreCo Private Placement and the balance of the ExploreCo Warrants will vest on the 24 month anniversary of the closing date of the ExploreCo Private Placement.  The exercise price of the ExploreCo Warrants will be $2.23, being 120% of the net asset value of the ExploreCo Common Shares.  In addition, the ExploreCo Warrants will only be exercisable if the holder is an ExploreCo Service Provider at the time of exercise.

The proceeds of the ExploreCo Private Placement will be used to fund planned capital expenditures relating to the ExploreCo Assets and for general corporate purposes.

The following table sets forth the currently proposed allocation of the ExploreCo FinCo Common Shares and ExploreCo FinCo Warrants to be issued pursuant to the ExploreCo Private Placement.  The table also sets forth the payments and benefits that each placee is entitled to in connection with the Arrangement.

Private Placee	Proposed Position with ExploreCo After the Arrangement	Proposed Number of ExploreCo FinCo Common Shares and ExploreCo FinCo Warrants to be Issued Pursuant to the ExploreCo Private Placement(1)		Percentage of ExploreCo Common Shares and ExploreCo Warrants on a Diluted Basis(2)	Petrofund Units Issuable and/or Cash Payment to be Received Pursuant to Petrofund Rights held by the Placee that will Vest as a Result of the Arrangement

Cash Payments to
be Received by the
Placee as a Result of
the Arrangement
(excluding Cash
Payments Received
Pursuant to
Petrofund Rights
Held by the Placee
that will Vest as a
Result of the
Arrangement)(7)

Jeffery E. Errico	Executive Chairman	800,000/800,000		1.6/17.1	27,643/$470,000	(3)	$1,921,000	(8)

Jeffrey D. Newcommon	President and Chief Executive Officer	800,000/800,000		1.6/17.1	15,623/$269,000	(3)	$1,157,000	(8)

Glen C. Fischer	Chief Operating Officer	530,000/530,000		1.0/11.3	11,130/$195,000	(3)	$844,000	(8)

Steven J. Mackay	Vice-President, Exploration	530,000/530,000		1.0/11.3	—		—

William E. Andrew	Director	—		—	—		—

Sandra S. Cowan	Director	105,000/105,000		0.2/2.2	3,400/$—	(4)	—

Ross Andreachuk	Manager, Accounting	108,000/108,000		0.2/2.3	—/$171,000	(5)	—

Other Executive Officers and Directors	—	900,000/900,000	(9)	1.75/19.2	—		—

Employees and other Service Providers	—	915,000/915,000		1.9/19.5	13,197/$87,000	(6)	—

Total		4,688,000/4,688,000		9.1/100.0	70,993/$1,192,000		$3,922,000

Notes:

(1)           The allocation of the ExploreCo FinCo Common Shares and ExploreCo FinCo Warrants set forth is as currently proposed and may change and is subject to approval of the ExploreCo Board.

(2)           Based on approximately 51.5 million ExploreCo Common Shares outstanding after giving effect to the Arrangement and assuming that:  (i) no Dissent Rights are exercised; (ii) an aggregate of approximately 93,829 Petrofund Units are issued pursuant to approximately 423,000 outstanding Petrofund Rights; (iii) the same number of Penn West Units and Petrofund Units are outstanding as were outstanding on May 23, 2006; (iv) an aggregate of 356,147 Petrofund Units are issued on exchange of all outstanding Petrofund Exchangeable Shares prior to the Effective Date of the Arrangement; (v) 4,688,000 ExploreCo Common Shares and 4,688,000 ExploreCo Warrants are issued pursuant to the ExploreCo Private Placement and ExploreCo’s subsequent acquisition of ExploreCo FinCo; and (vi) for the purposes of the percentage of ExploreCo Common Shares held on a diluted basis the ExploreCo Warrants have not been assumed to have been exercised.

(3)           The amounts shown represent the number of Petrofund Units to be received by the executive officer pursuant to entitlements under the Petrofund LTIP and the approximate amount of cash elected to be received pursuant to entitlements under the Petrofund Restricted Unit Plan, all of which entitlements are subject to early vesting in connection with the Arrangement.

(4)           The amount shown represents the approximate number of Petrofund Units to be received pursuant to entitlements under the Petrofund Restricted Unit Plan, which entitlements are subject to early vesting in connection with the Arrangement.

(5)           The amount shown represents the approximate amount of cash elected to be received pursuant to entitlements under the Petrofund Restricted Unit Plan, which entitlements are subject to early vesting in connection with the Arrangement.

(6)           The amounts shown represents the aggregate approximate number of Petrofund Units elected to be received by such employees and service providers pursuant to entitlements under the Petrofund Restricted Unit Plan and the aggregate approximate amount of cash elected to be received pursuant to entitlements under the Petrofund Restricted Unit Plan, which entitlements are subject to early vesting in connection with the Arrangement.

(7)           This amount represents the cash payments to be received by placees under the ExploreCo Private Placement as a result of the Arrangement, excluding cash payments to be received by placees under the ExploreCo Private Placement pursuant to the exercise of Petrofund Rights that have been the subject of early vesting as a result of the Arrangement.

(8)           This amount represents a payment to be made by Petrofund to the officer upon a change of control of Petrofund pursuant to the terms of that officer’s employment agreement with Petrofund.

(9)           Of these 900,000 ExploreCo FinCo Common Shares and ExploreCo FinCo Warrants, 530,000 have been reserved for the proposed Vice President, Land of ExploreCo.  The remaining 370,000 ExploreCo FinCo Common Shares and

ExploreCo FinCo Warrants are expected to be allocated among two additional directors who are presently being recruited and are expected to be appointed prior to completion of the Arrangement.

At the Meetings, Penn West Unitholders, Petrofund Unitholders and the Petrofund Special Voting Unitholder will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the ExploreCo Private Placement:

“BE IT RESOLVED as an ordinary resolution of the unitholders that the private placement of up to 4,688,000 common shares of 1243838 Alberta Ltd. at a price of $1.86 per share and up to 4,688,000 common share purchase warrants of 1243838 Alberta Ltd. with an exercise price of $2.23 per warrant, all as more particularly described in the Joint Information Circular and Proxy Statement of Penn West Energy Trust and Petrofund Energy Trust dated May 23, 2006, be and the same is hereby approved and authorized.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast in person or by proxy by Penn West Unitholders at the Penn West Meeting and by a simple majority of the aggregate votes cast in person or by proxy by the Petrofund Unitholders and the Petrofund Special Voting Unitholder, voting together as a single class, at the Petrofund Meeting, after excluding, in each case, the votes cast by Petrofund Unitholders and Penn West Unitholders eligible to participate in the ExploreCo Private Placement.  The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the ExploreCo Private Placement.

Petrofund Unitholders holding an aggregate of 369,009 Petrofund Units will participate in the ExploreCo Private Placement, and the votes cast by such securityholders will be excluded for purposes of determining the requisite approval.  See also “The Arrangement – Securities Law Matters – Canada”.

Directors and officers of PWPL holding an aggregate of 731,000 Penn West Units (representing approximately 0.45% of the outstanding Penn West Units) have agreed pursuant to the Penn West Support Agreements to vote their Penn West Units in favour of this resolution.  Directors and officers of PC holding an aggregate of 342,810 Petrofund Units and 249,340 Petrofund Exchangeable Shares (representing approximately 0.29% of the outstanding Petrofund Units and 100% of the outstanding Petrofund Exchangeable Shares) have agreed to vote their Petrofund Units and Petrofund Exchangeable Shares in favour of this resolution.

OTHER MATTERS TO BE CONSIDERED AT THE PENN WEST MEETING

Financial Statements

At the Penn West Meeting, the consolidated financial statements of Penn West for the year ended December 31, 2005 and the auditor’s report thereon will be presented.  These consolidated financial statements and the management’s discussion and analysis relating thereto are included in the 2005 annual report of Penn West.

Election of Directors

The Penn West Board currently consists of six members, all of whom are elected annually.  It is proposed that the number of directors to be elected be fixed at six, subject to the approval of the Arrangement Resolutions which, if approved, will result in an increase in the number of directors of PWPL to nine members effective as of the Effective Date of the Arrangement.  Penn West Unitholders are entitled to elect all six members of the Penn West Board by a vote of Penn West Unitholders at a meeting of Penn West Unitholders held in accordance with the Penn West Trust Indenture.  Following the Penn West Meeting, the Penn West Trustee will appoint the individuals so elected by the Penn West Unitholders to the Penn West Board.

The following persons are proposed by PWPL, on behalf of the Penn West Trustee, as the nominees for election as directors of PWPL to serve until the next annual meeting of Penn West Unitholders or until their successors are duly elected or appointed.  The names of the nominees for election as directors, their municipalities of residence, present principal occupations, and where required, their principal occupations during the last five years, the year in which each became a director of PWPL (or its predecessors) and number of Penn West Units, if any, beneficially owned or over which control or direction is exercised by those persons, as at May 23, 2006, is set forth below.

Name of Proposed Nominee, Position with PWPL (if any) and Municipality of Residence	Present Principal Occupation and Principal Occupation during the Last Five Years	Director Since	Penn West Units Beneficially Owned or Controlled (1) (2)

William E. Andrew Director, President and Chief Executive Officer Calgary, Alberta, Canada	President and Chief Executive Officer of PWPL and its predecessors since 1995 and June 2005, respectively.	1994	101,761

George Brookman(3)(6)(7) Director Calgary, Alberta, Canada	President and Chief Executive Officer of West Canadian Industries Group Inc., a commercial digital printing and graphics company, since 1984.	2005	—

John A. Brussa(4)(6) Director and Chairman of the Board Calgary, Alberta, Canada	Senior Partner of Burnet, Duckworth & Palmer LLP, a Calgary-based law firm, specializing in the area of taxation, since 1987.	1995	267,000

Murray Nunns(3)(4)(5)(7) Director Calgary, Alberta, Canada	Executive Chairman of Monterey Exploration Ltd., a private oil and gas company, since 2005. Prior thereto, President and Chief Executive Officer of Crispin Energy Inc., a public oil and gas company, from 2003 to 2005. Prior thereto, a variety of management positions at Rio Alto Exploration Ltd., a public oil and gas company, including Executive Vice President of Exploration and Development and Chief Operating Officer, from 1993 to 2002.	2005	30,000

Thomas E. Phillips(3)(4)(5)(6)(7) Director Calgary, Alberta, Canada	President of Newhaven Investments Inc., a private oil and gas company, since 1995.	1995	167,229

James C. Smith(3)(5)(6)(7) Director Calgary, Alberta, Canada	Vice President and Chief Financial Officer of Mercury Energy Corporation, a private oil and gas company, since February 2002. Chief Financial Officer of Segue Energy Corporation, a private oil and gas company, from January 2001 to August 2003. In addition, a financial consultant since October 1998.	2005	7,500

Notes:

(1)           References to Penn West Units in this column includes Penn West Units beneficially owned, directly or indirectly, or over which control or direction is exercised by each nominee for director based on information provided to PWPL by each nominee for director.  Each of the directors has also been granted Penn West Rights.

(2)           The nominees hold approximately 0.35% of the total issued and outstanding Penn West Units, in aggregate.

(3)           Member of the Audit Committee.

(4)           Member of the Human Resources and Compensation Committee.

(5)           Member of the Reserves Committee.

(6)           Member of the Governance Committee.

(7)           Member of the Health, Safety and Environment Committee.

Assuming that the ExploreCo Transactions are completed, it is anticipated that the Penn West Board will review the composition of the Penn West Board committees following the completion of the Arrangement.

If the Arrangement becomes effective, one of the Arrangement steps is to fix the number of directors of PWPL at nine members and to appoint Jeffery E. Errico, James E. Allard and Frank Potter to the Penn West Board.  See “The Arrangement – Details of the Arrangement – Election of Additional Directors of PWPL” and “Pro Forma Information of Penn West After Giving Effect to the Arrangement – Directors and Officers Upon Completion of the Arrangement” for further details.

Appointment of Auditors

Unless it is specified in a proxy that the Penn West Unitholder withholds approval for the Penn West Trustee to cause the appointment of KPMG LLP as auditors of Penn West, the persons named in the enclosed form of proxy intend to grant approval to PWPL on behalf of the Penn West Trustee to cause the appointment of KPMG LLP as auditors of Penn West to hold office until the next annual meeting of Penn West Unitholders following the Penn West Meeting with remuneration to be determined by PWPL.  KPMG LLP have been the auditors of PWPL (and its predecessors) since 2002.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by each of (i) the management of PWPL to be used at the Penn West Meeting; and (ii) by management of PC to be used at the Petrofund Meeting.  Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of PWPL and PC who will be specifically remunerated therefor.  All costs of the solicitation for the Penn West Meeting will be borne by Penn West and all costs of the solicitation for the Petrofund Meeting will be borne by Petrofund.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Penn West Units and a form of proxy for holders of Petrofund Units and the Special Voting Unit.

The Persons named in the enclosed forms of proxy are directors and officers of PWPL or PC, as applicable.  A Unitholder desiring to appoint a Person (who need not be a Unitholder) to represent such Unitholder at a Meeting other than the Persons designated in the applicable accompanying form of proxy may do so either by inserting such Person’s name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or by facsimile at 1-416-368-2502, in the case of Penn West Unitholders and to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 in the case of Petrofund Unitholders.  The applicable form of proxy must be received by CIBC Mellon Trust Company or Computershare Trust Company of Canada, as applicable, by 4:30 p.m. (Calgary time) on June 26, 2006 or the last Business Day prior to the date of any adjournment of the applicable Meeting.  Failure to so deposit a form of proxy shall result in its invalidation.

A Penn West Unitholder, Petrofund Unitholder or Petrofund Special Voting Unitholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such securityholder or by his attorney duly authorized in writing or, if the Penn West Unitholder, Petrofund Unitholder or Petrofund Special Voting Unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of CIBC Mellon Trust Company or Computershare Trust Company of Canada, as applicable, on or before June 27, 2006 or the last Business Day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Penn West

Meeting or Petrofund Meeting, as applicable, on the day of the Penn West Meeting or Petrofund Meeting, as applicable, or any adjournment thereof.

The Penn West Record Date for determination of Penn West Unitholders entitled to receive notice of and to vote at the Penn West Meeting is May 23, 2006.  Only Penn West Unitholders whose names have been entered in the applicable register of Penn West Units on the close of business on the Penn West Record Date will be entitled to receive notice of and to vote at the Penn West Meeting.  Holders of Penn West Units who acquire Penn West Units after the Penn West Record Date will not be entitled to vote such Penn West Units at the Penn West Meeting.

The Petrofund Record Date for determination of Petrofund Unitholders and the Petrofund Special Voting Unitholder entitled to receive notice of and to vote at the Petrofund Meeting is May 23, 2006.  Only Petrofund Unitholders and the Petrofund Special Voting Unitholder whose names have been entered in the register of Petrofund Units and the Special Voting Unit, as applicable, on the close of business on the Petrofund Record Date will be entitled to receive notice of and to vote at the Petrofund Meeting.  Holders of Petrofund Units and the Special Voting Unit who acquire Petrofund Units or the Special Voting Unit after the Petrofund Record Date will not be entitled to vote such Petrofund Units and the Special Voting Unit at the Petrofund Meeting.

Signature of Proxy

The applicable form of proxy must be executed by the Penn West Unitholder, Petrofund Unitholder or Petrofund Special Voting Unitholder, as applicable, or his or her attorney authorized in writing, or if the Penn West Unitholder, Petrofund Unitholder or Petrofund Special Voting Unitholder is a corporation, the applicable form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Penn West or Petrofund, as applicable).

Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Securities in respect of which they are appointed in accordance with the direction of the Penn West Unitholder, Petrofund Unitholder or Petrofund Special Voting Unitholder appointing them.  In the absence of such direction, the Securities will be voted FOR the approval of the Arrangement Resolution and the other matters to be considered at the Meetings.

Exercise of Discretion of Proxy

The proxyholder has discretion under the accompanying applicable form of proxy to consider a number of matters relating to the Arrangement that are not yet determined.  At the date of this Information Circular, management of PWPL and PC know of no amendments, variations or other matters to come before the Meetings other than the matters referred to in the Notice of Meetings.  Holders of Penn West Units, Petrofund Units and the Special Voting Unit who are planning on returning the accompanying applicable form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Voting by Telephone

Penn West

Penn West Unitholders may use any touch-tone telephone to transmit their voting instructions.  To do so, Penn West Unitholders must telephone toll-free 1-866-271-1207 (English only) and follow the instructions provided.  Penn West Unitholders should have the Penn West instrument of proxy in hand when they call.  Each Penn West Unitholders’ 13 digit control number is located on the instrument of proxy at the bottom left hand side.  If you vote by telephone, your vote must be received by 4:30 p.m. (Calgary time) on June 26, 2006 or the last Business Day prior to the date of any adjournment of the Penn West Meeting.  Penn West Unitholders cannot use the telephone voting service if they wish to designate another person to attend and vote on their behalf at the Penn West Meeting.

Petrofund

Petrofund Unitholders may use any touch-tone telephone to transmit their voting instructions.  To do so, Petrofund Unitholders must telephone toll-free 1-866-732-VOTE (8683) (English only) and follow the instructions provided.  Petrofund Unitholders should have the Petrofund instrument of proxy in hand when they call.  Each Petrofund Unitholders’ 13 digit control number is located on the instrument of proxy at the bottom left hand side.  If you vote by telephone, your vote must be received by 4:30 p.m. (Calgary time) on June 26, 2006 or the last Business Day prior to the date of any adjournment of the Petrofund Meeting.  Petrofund Unitholders cannot use the telephone voting service if they wish to designate another person to attend and vote on their behalf at the Petrofund Meeting.

Voting by Internet

Penn West

Penn West Unitholders may use the internet at www.exproxyvoting.com/pennwest to transmit their voting instructions and for electronic delivery of information.  Penn West Unitholders should have the Penn West instrument of proxy in hand when they access the web site.  Penn West Unitholders will be prompted to enter their 13 digit control number which is located on the instrument of proxy on the bottom left hand side.  If Penn West Unitholders vote by internet, their vote must be received by 4:30 p.m. (Calgary time) on June 26, 2006 or the last Business Day prior to the date of any adjournment of the Penn West Meeting.  The website may be used to appoint a proxy holder to attend and vote on a Penn West Unitholder’s behalf at the Penn West Meeting and to convey a Penn West Unitholder’s voting instructions.  Please note that if a Penn West Unitholder appoints a proxy holder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Penn West Unitholder may resubmit their proxy, prior to the deadline noted above.  When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

Petrofund

Petrofund Unitholders may use the internet at www.computershare.com/proxy to transmit their voting instructions and for electronic delivery of information.  Petrofund Unitholders should have the Petrofund instrument of proxy in hand when they access the web site.  Petrofund Unitholders will be prompted to enter their Control Number, Holder Account Number and Access Number which are located on the instrument of proxy.  If Petrofund Unitholders vote by internet, their vote must be received by 4:30 p.m. (Calgary time) on June 26, 2006 or the last Business Day prior to the date of any adjournment of the Petrofund Meeting.  The website may be used to appoint a proxy holder to attend and vote on a Petrofund Unitholder’s behalf at the Petrofund Meeting and to convey a Petrofund Unitholder’s voting instructions.  Please note that if a Petrofund Unitholder appoints a proxy holder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Petrofund Unitholder may resubmit their proxy, prior to the deadline noted above.  When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

Voting Securities and Principal Holders Thereof

As at May 23, 2006, there were approximately 164 million Penn West Units issued and outstanding.  To the knowledge of the directors and officers of PWPL, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Penn West Units entitled to more than 10% of the votes which may be cast at the Penn West Meeting.

As at May 23, 2006, there were approximately 117 million Petrofund Units and 145,175 Petrofund Exchangeable Shares issued and outstanding.  To the knowledge of the directors and officers of PC, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Petrofund Units or Petrofund Exchangeable Shares entitled to more than 10% of the votes which may be cast at the Petrofund Meeting.

Securities Authorized for Issuance Under Equity Compensation Plans of Penn West

The following table sets forth information in respect of securities authorized for issuance under PWPL’s equity compensation plans as at December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	9,447,625	$28.45	6,714,457
Equity compensation plans not approved by securityholders	0	0	0
Total	9,447,625	$28.45	6,714,457

Note:

(1)           The exercise price is reduced by the amount of distributions paid if the monthly distribution exceeds 0.833 percent of Penn West’s recorded value of oil and natural gas properties less associated accumulated depletion and depreciation at the end of the most recent quarter.  The weighted-average price of outstanding Penn West Rights is the distribution adjusted exercise price.

Indebtedness of Directors and Executive Officers of Penn West

PWPL is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of PWPL, a proposed nominee for election as a director of PWPL, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of Penn West, indebted to Penn West or any of its subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of Penn West has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the Appendices hereto), PWPL is not aware of any material interest, direct or indirect, of any informed person of Penn West, any nominee director of PWPL, or any associate or affiliate of any informed person or nominee director, in any transaction since the commencement of Penn West’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Penn West or any of its subsidiaries.

Other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the Appendices hereto), PC is not aware of any material interest, direct or indirect, of any informed person of Petrofund, any nominee director of PC, or any associate or affiliate of any informed person or nominee director, in any transaction since the commencement of Petrofund’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Petrofund or any of its subsidiaries.

For the purposes of this Information Circular an “informed person” means a director or executive officer of a person or company that is itself an “informed person” or Subsidiary of Penn West or Petrofund and any person or company who beneficially owns, directly or indirectly, voting securities of Penn West or Petrofund or who exercises control or direction over voting securities of Penn West or Petrofund or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Penn West or Petrofund, as applicable.

Procedure and Votes Required

Arrangement Resolutions

The Interim Order provides that each Holder of Penn West Units, Petrofund Units and Petrofund Special Voting Units at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the applicable Meeting.

Pursuant to the Interim Order:

(a)           each Penn West Unit entitled to be voted at the Penn West Meeting will entitle the holder to one vote at the Penn West Meeting in respect of the Penn West Arrangement Resolution and the other matters to be considered at the Penn West Meeting;

(b)           the Petrofund Unitholders and the Petrofund Special Voting Unitholder shall vote in respect of the Petrofund Arrangement Resolution together as a single class of securities.  Each Petrofund Unit entitled to be voted at the Petrofund Meeting will entitle the holder to one vote at the Petrofund Meeting in respect of the Petrofund Arrangement Resolution and the other matters to be considered at the Petrofund Meeting.  The holder of the Petrofund Special Voting Unit shall be entitled to a number of votes at the Petrofund Meeting equal to the Aggregate Equivalent Vote Amount in respect of the Petrofund Arrangement Resolution and the other matters to be considered at the Petrofund Meeting;

(c)           the number of votes required to pass the Penn West Arrangement Resolution shall be not less than two thirds of the votes cast by Penn West Unitholders, either in person or by proxy, at the Penn West Meeting;

(d)           the number of votes required to pass the Petrofund Arrangement Resolution shall be (i) not less than two thirds of the votes cast by Petrofund Unitholders and the Petrofund Special Voting Unitholder, either in person or by proxy, voting together as a single class, at the Petrofund Meeting, and (ii) a majority of the votes cast by the Petrofund Unitholders and the Petrofund Special Voting Unitholder, either in person or by proxy, voting together as a single class, at the Petrofund Meeting after excluding the votes cast in respect of Petrofund Units and Petrofund Exchangeable Shares as voted through the Special Voting Unit, beneficially owned, or over which control or direction is exercised, by directors and officers of PC participating in the ExploreCo Private Placement, and such other Persons whose votes may not be included in determining minority approval of a business combination pursuant to OSC Rule 61-501;

(e)           the quorum at the Penn West Meeting shall be two persons entitled to vote thereat holding or representing not less than five percent of the outstanding Penn West Units entitled to vote at the Penn West Meeting.  If within 30 minutes from the time appointed for the Penn West Meeting a quorum is not present, the Penn West Meeting shall be adjourned to such Business Day that is not less than 21 days following the day appointed for the Penn West Meeting, and to such time and place as may be appointed by the Chairman of the Penn West Meeting.  If at such adjourned meeting a quorum is not present, the Penn West Unitholders present in person or by proxy, if at least two, shall be a quorum for all purposes; and

(f)            the quorum at the Petrofund Meeting shall be two persons entitled to vote thereat holding or representing not less than ten percent (10%) of the outstanding Petrofund Units (which shall include such number of Petrofund Units which were issuable upon the exchange of all Petrofund Exchangeable Shares outstanding as of the Petrofund Record Date) entitled to vote at the Petrofund Meeting.  If within 30 minutes from the time appointed for the

Petrofund Meeting a quorum is not present, the Petrofund Meeting shall be adjourned to such Business Day that is not less than fourteen days following the day appointed for the Petrofund Meeting, and to such time and place as may be appointed by the Chairman of the Petrofund Meeting.  If at such adjourned meeting a quorum is not present, the Petrofund Unitholders and the Petrofund Special Voting Unitholder present in person or by proxy shall be a quorum for all purposes.

STATEMENT OF EXECUTIVE COMPENSATION OF PENN WEST

Summary Compensation Table

The following table provides a summary of compensation information for the Chief Executive Officer, the Vice-President, Finance and the three highest paid executive officers (other than the Chief Executive Officer and the Vice-President, Finance) (collectively, the “Named Executive Officers”) for the periods indicated.

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position(2)	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities under Penn West Rights	Securities Under Stock Options	All Other Compensation

William Andrew President and Chief Executive Officer	2005 2004 2003	350,000 275,000 250,000	400,000 175,000 95,000	59,073 47,258 39,184	545,000 N/A N/A	Nil Nil 60,000	Nil Nil Nil

David Middleton Executive Vice-President and Chief Operating Officer	2005 2004 2003	235,000 205,000 175,000	200,000 60,000 45,000	41,554 34,215 27,764	450,000 N/A N/A	Nil Nil 30,000	Nil Nil Nil

Thane Jensen Senior Vice-President, Exploration and Development	2005 2004 2003	200,000 150,000 N/A	100,000 35,000 N/A	36,200 22,500 N/A	260,000 N/A N/A	Nil Nil N/A	Nil Nil N/A

Todd Takeyasu Vice-President, Finance	2005 2004 2003	169,000 N/A N/A	110,000 N/A N/A	31,134 N/A N/A	162,500 N/A N/A	Nil N/A N/A	Nil N/A N/A

William Tang Kong Vice-President, Corporate Development	2005 2004 2003	147,000 N/A N/A	90,000 N/A N/A	27,283 N/A N/A	162,500 N/A N/A	Nil N/A N/A	Nil N/A N/A

Notes:

(1)           Amounts include the value of perquisites and other personal benefits, securities or property received by the Named Executive Officers.

(2)           For information regarding when the Named Executive Officers were appointed to the offices currently held by them, and for information regarding offices previously held by the Named Executive Officers, see “Pro Forma Information of Penn West After Giving Effect to the Arrangement – Directors and Officers of Penn West Upon Completion of the Arrangement”.  Mr. Jensen was first appointed an officer of PWPL in 2004.  Messrs. Takeyasu and Tang Kong were first appointed officers of PWPL in 2005.

Long Term Incentive Plan Awards

Other than the Penn West Incentive Plan and the Penn West Savings Plan, Penn West does not have any plans providing compensation intended to motivate performance over a period greater than one financial year.  See

“Statement of Executive Compensation of Penn West – Penn West Incentive Plan” and “Statement of Executive Compensation of Penn West – Penn West Savings Plan” below.

Penn West Rights Granted

The following table sets forth the number of Penn West Rights granted during the year ended 2005 to each of the Named Executive Officers.

Name	Penn West Rights Granted(1) (#)	% of Total Granted for the Year (%)	Grant Price	Market Value of Penn West Units on Date of Grant	Expiration Date
William Andrew	425,000	4.1	$28.32	$28.32	May 30, 2011
William Andrew	120,000	1.2	$34.67	$34.67	November 30, 2011
David Middleton	350,000	3.4	$28.32	$28.32	May 30, 2011
David Middleton	100,000	1.0	$34.67	$34.67	November 30, 2011
Thane Jensen	200,000	1.9	$28.32	$28.32	May 30, 2011
Thane Jensen	60,000	0.6	$34.67	$34.67	November 30, 2011
Todd Takeyasu	125,000	1.2	$28.32	$28.32	May 30, 2011
Todd Takeyasu	37,500	0.4	$34.67	$34.67	November 30, 2011
William Tang Kong	125,000	1.2	$28.32	$28.32	May 30, 2011
William Tang Kong	37,500	0.4	$34.67	$34.67	November 30, 2011

Notes:

(1)           The Penn West Rights were granted pursuant to the Penn West Incentive Plan.  The right to purchase these Penn West Units vests over 5 years, the first vesting being as to 20% on the first anniversary of the grant date, and the expiry of the Penn West Rights being on the sixth anniversary date.

(2)           The exercise price per Penn West Right is calculated by deducting from the grant price all monthly distributions, on a per Penn West Unit basis, made by Penn West after the grant date, where such monthly aggregate distribution represents a return of more than 0.833% of Penn West’s recorded cost of oil and natural gas properties, less accumulated depreciation and depletion associated with such oil and natural gas properties at the end of the last financial quarter for which financial statements have been reported.

Aggregate Penn West Rights and Stock Options Exercised and Year-End Values

The following table sets forth information regarding options to purchase common shares of PWPL exercised, the number of unexercised Penn West Rights and the value of the in-the-money Penn West Rights at December 31, 2005.

Name	Common Shares Acquired on Exercise(1) (#)	Aggregate Value Realized (Stock Option Plan)(1) ($)	Unexercised Penn West Rights at December 31, 2005 (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Penn West Rights at December 31, 2005(2)(3) ($) Exercisable/Unexercisable
William Andrew	235,000	11,293,390	0 / 545,000	0 / 5,419,800
David Middleton	119,500	5,810,035	0 / 450,000	0 / 4,468,000
Thane Jensen	29,500	1,395,575	0 / 260,000	0 / 2,564,400
Todd Takeyasu	30,500	1,412,938	0 / 162,500	0 / 1,602,750
William Tang Kong	26,000	1,316,982	0 / 162,500	0 / 1,602,750

Notes:

(1)           These relate to stock options of PWPL issued pursuant to a stock option plan approved by the shareholders of PWPL, which option plan was terminated on May 27, 2005 in connection with PWPL’s conversion into a trust business model.

(2)           The exercise price per Penn West Right is calculated by deducting from the grant price all monthly distributions, on a per Penn West Unit basis, made by Penn West after the grant date, where such monthly aggregate distribution represents a return of more than 0.833% of Penn West’s recorded cost of oil and natural gas properties, less accumulated depreciation and depletion associated with such oil and natural gas properties at the end of the last financial quarter for which financial statements have been reported.  The value of the Penn West Rights is based on the distribution adjusted exercise prices.

(3)           The value of the Penn West Rights (market value of Penn West Units less exercise price) at December 31, 2005 is based upon the closing price of $37.99 for the Penn West Units on December 31, 2005, being the last day of trading of the Penn West Units in 2005 (as quoted by the TSX) and assumes that the Penn West Rights are exercised at their distribution adjusted exercise prices.

Option and Stock Appreciation Right Repricings

Penn West did not reprice downward any options, freestanding stock appreciation rights or Penn West Rights during 2005.

Defined Benefit or Actuarial Plans

Penn West did not have any defined benefit or actuarial plans in 2005 under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

There were no employment contracts between Penn West or any of its Subsidiaries (including PWPL) and a Named Executive Officer in existence at the end of the most recently completed financial year.  In addition, there were no compensatory plans, contracts or arrangements, where a Named Executive Officer is entitled to receive more than $100,000 from Penn West or any of its Subsidiaries (including PWPL), including periodic payments or instalments, in the event of: (i) the resignation, retirement or any other termination of the Named Executive Officer’s employment with Penn West or any of its Subsidiaries (including PWPL); (ii) a change of control of Penn West or any of its Subsidiaries (including PWPL); or (iii) a change in the Named Executive Officer’s responsibilities following a change or control; which were in existence at the end of the most recently completed financial year.

Remuneration of Directors

In 2005, outside directors were paid an annual retainer of $20,000 (the Chairman and Chairman of the Audit Committee $50,000, and all other directors $40,000, after May 31, 2005) in addition to meeting and Committee fees. Meeting fees were $1,250 ($1,000 after May 31, 2005) for attendance at each meeting and $600 ($1,000 after May 31, 2005) for each meeting attended by telephone.  Committee members were paid an annual retainer of $2,500 ($0 after May 31, 2005) for each Committee on which they served, $1,250 ($1,000 after May 31, 2005) for participation at Committee meetings and $600 ($1,000 after May 31, 2005) for each meeting attended by telephone.  Directors also receive reimbursement for out-of-pocket expenses in carrying out their duties as a director.  PWPL had an option plan (in which directors participated) for the purchase of common shares of PWPL which was terminated on May 27, 2005.

The following table sets forth the aggregate retainer and attendance fees paid to each director during 2005 who is a nominee for election as a director of PWPL.

	Base Retainer Fee	Committee Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Total Fees Paid	Penn West Rights Granted
William E. Andrew	Nil	Nil	Nil	Nil	Nil	545,000
George H. Brookman(1)	16,667	Nil	3,000	2,000	21,667	50,000
John A. Brussa	37,500	2,083	14,250	4,750	58,583	125,000
Murray R. Nunns(1)	25,000	Nil	4,250	3,000	32,250	50,000
Thomas E. Philips	31,667	2,083	12,350	8,000	54,100	50,000
James C. Smith(1)	30,833	Nil	4,250	2,000	37,083	60,000

Note:

(1)           Mr. Brookman joined the Penn West Board on August 3, 2005.  Mr. Nunns and Mr. Smith joined the Penn West Board on May 27, 2005.

In the fiscal year ended December 31, 2005, a total of $528,607 (2004 - $677,000) in fees was paid to the directors of PWPL, including those directors who resigned on or prior to May 27, 2005.  Each of the non-executive directors also participate in the Penn West Incentive Plan and were granted Penn West Rights to acquire a combined total of 335,000 Penn West Units in 2005.  No Penn West Rights were exercised by members of the Penn West Board during 2005.

Other than as disclosed above, there were no:  (i) standard compensation arrangements pursuant to which amounts were earned by directors of PWPL for their services as directors from PWPL or any of Penn West’s other Subsidiaries during the most recently completed financial year, including any additional amounts payable for committee participation or special assignments; (ii) other arrangements under which directors were compensated for their services as directors by PWPL or any other Subsidiaries of Penn West during the most recently completed financial year; and (iii) other arrangements, under which directors of PWPL were compensated for services as consultants or experts by PWPL or any of Penn West’s other Subsidiaries during the most recently completed financial year.

Penn West Incentive Plan

On May 27, 2005, shareholders of PWPL approved the adoption by Penn West of the Penn West Incentive Plan authorizing Penn West to grant Penn West Rights to purchase Penn West Units to directors, officers, consultants, employees or other service providers (collectively “Service Providers”) of Penn West and any of its Subsidiaries, including PWPL.

Unless otherwise approved by the TSX and the Penn West Unitholders, the number of Penn West Units reserved for issuance upon the exercise of Penn West Rights (along with any other Penn West Unit compensation arrangements) shall be such number not exceeding 10% of the outstanding Penn West Units (approximately 16 million Penn West Units) from time to time as may be approved by the Penn West Board from time to time on behalf of Penn West.  In addition, the number of Penn West Units, together with all of Penn West’s other previously established or proposed Penn West Unit compensation arrangements, which may be issuable (or may be reserved for issuance) to insiders of Penn West and PWPL and such insider’s associates can not exceed 5% of the outstanding Penn West Units; and which may be issued to any insider of Penn West and PWPL and such insider’s associates within a one year period can not exceed 2% of the outstanding Penn West Units; and which may be issued to any one insider of Penn West and PWPL and such insider’s associates or to the independent directors as a group can not exceed 1% of the outstanding Penn West Units.  Penn West Rights to purchase Penn West Units may be granted to Service Providers of Penn West and any of its Subsidiaries, including PWPL from time to time by the Penn West Board, at its sole discretion.

The Penn West Rights may be exercised during a period (the “Exercise Period”) not exceeding six (6) years from the date upon which the Penn West Right was granted (the “Grant Date”), and any Penn West Rights granted shall vest on a 20% per year cumulative basis, unless otherwise determined by the Penn West Board in its sole discretion.  The grant price (“Grant Price”) per Penn West Right is equal to the weighted average trading price for the five trading days on the TSX immediately preceding the Grant Date.  The exercise price (“Exercise Price”) per Penn

West Right is calculated by deducting from the Grant Price all monthly distributions, on a per Penn West Unit basis, made by Penn West after the Grant Date, where such monthly aggregate distribution represents a return of more than 0.833% of Penn West’s recorded cost of oil and natural gas properties less accumulated depreciation and depletion associated with such oil and natural gas properties at the end of the last financial quarter for which financial statements have been reported.

The Penn West Incentive Plan is administered by the Penn West Board, which may be amended or discontinued at any time without the consent of a holder of Penn West Rights, subject to previously established Penn West Rights.  In addition, the Penn West Board may, by resolution, amend the Penn West Incentive Plan and any Penn West Rights granted under it without Penn West Unitholder approval, however, the Penn West Board will not be entitled to, absent Penn West Unitholder and TSX approval: (i) increase the percentage of Penn West Units issuable pursuant to the Penn West Incentive Plan; or (ii) amend a Penn West Right held by an insider to lower the Grant Price or to extend the expiry date.

Penn West Rights are exercisable only during the term of employment or service of a Service Provider and following any Service Provider’s cessation of employment or service, the Service Provider will have a period of time in which to exercise the portions of any outstanding Penn West Rights which have vested in such holder of Penn West Rights, and at the end of such period, any vested Penn West Rights which have not been exercised shall terminate and become null and void.  Notwithstanding the foregoing, upon the death of any individual holder of Penn West Rights during the Exercise Period, all Penn West Rights which have not vested at such date shall immediately vest, and the executor, administrator or personal representative of such holder of Penn West Rights shall have until the earlier of (i) six months from the date of the death of such holder of Penn West Rights, or (ii) the end of the Exercise Period, to exercise all outstanding Penn West Rights (all of which shall have vested as of the date of death), and at the expiration of such period, any Penn West Rights which have not been exercised shall terminate and become null and void.  In the event of any consolidation, subdivision, re-division or change of the Penn West Units into a greater or lesser number of Penn West Units during any Exercise Period, the outstanding Penn West Rights and the Exercise Price shall be adjusted accordingly.  In the event of a change in control, as defined in the Penn West Incentive Plan, of Penn West or PWPL, the vesting provisions shall be accelerated and all unexercised Penn West Rights may be exercised on the effective date of such change of control.

A summary of the Penn West Rights outstanding under the Penn West Incentive Plan as at December 31, 2005 is as follows:

	Number of Penn West Rights	Weighted Average Exercise Price
Penn West Rights granted	10,045,325	$29.73
Penn West Rights exercised	—	—
Penn West Rights cancelled	(597,700)	28.46
Balance before reduction of exercise price	9,447,625	$29.81
Reduction of exercise price	—	(1.36)
Balance, end of year	9,447,625	$28.45

A summary of the Penn West Incentive Plan as at December 31, 2005 is as follows:

Year	Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding	Remaining Contractual Life of Penn West Rights (years)	Number of Penn West Rights Exercisable
2005	29.73	28.45	9,447,625	5.5	Nil

The Penn West Board has resolved to amend the Penn West Incentive Plan to provide for anti-dilution provisions which reduce the Exercise Price of all outstanding Penn West Rights (other than Penn West Rights held by directors, officers and other insiders of PWPL).  The Penn West Board has determined that in order to ensure that all securityholders of Penn West are treated equally and fairly pursuant to the Arrangement, the Exercise Price of Penn West Rights shall be reduced such that the Exercise Price of each Penn West Right outstanding immediately prior to the Effective Date held by any Service Provider (other than an insider of PWPL) shall be calculated by deducting from the Grant Price (as adjusted) an amount equal to the “net asset value” per ExploreCo Common Share (being $1.86) multiplied by the aggregate number of ExploreCo Common Shares issued on the Effective Date to holders of Petrofund Units and Penn West Units, divided by the number of Penn West Units issued and outstanding immediately following the Effective Date.  If the ExploreCo Resolutions are not approved by Securityholders at the Meetings, the Exercise Price of the Penn West Rights will not be adjusted.

Penn West Savings Plan

On May 27, 2005, the shareholders of PWPL approved the adoption by Penn West of the Penn West Savings Plan which, among other things, authorizes Penn West to issue Penn West Units for cash into the Penn West Savings Plan for the benefit of participating permanent employees (in this section, collectively, “Employees”) of Penn West and any of its affiliates, including PWPL.

The purpose of the Penn West Savings Plan is to provide a means by which Employees of affiliates of Penn West, including PWPL and its Subsidiaries, can save for their retirement to ensure their long-term future financial security; and to develop the interest of the Employees in the growth and development of Penn West and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in Penn West through the purchase of Penn West Units.

Any Employee may contribute not less than 1% and not more than 10% of their base annual salary to the Penn West Savings Plan. For each $1.00 contribution to the Penn West Savings Plan by an Employee, PWPL will contribute $1.50 on behalf of the Employee. Employees may elect or reelect once per calendar quarter as to the percentage of their salary they wish to contribute to the Penn West Savings Plan during such calendar quarter. This amount will be deducted from the Employee’s pay cheque commencing on the next semi-monthly pay period and all future pay periods until another election is made.

Each of the Employee’s contribution and PWPL’s contribution in each calendar month will be used to acquire Penn West Units. The Penn West Units will be acquired either through open market purchases of Penn West Units as soon as is reasonably practicable after the end of that calendar month; by a purchase from treasury at the weighted average trading price during the last five trading days of that calendar month; or by a combination of the two. Where available, the Penn West Savings Plan will enrol in the Penn West DRIP thus qualifying to invest cash distributions in Penn West Units issued from treasury at the price and on the terms set out in the Penn West DRIP.  If the Penn West DRIP is not available, all cash distributions from Penn West attributable to the Penn West Units held in the Penn West Savings Plan will also be used to acquire Penn West Units through open market purchases of Penn West Units as soon as is reasonably practicable after the receipt of such distributions.

PWPL’s contributions vest to each Employee on the last day of the calendar month. If an Employee leaves PWPL, or is terminated for a reason other than by death, before the end of any such monthly period, the Employee’s contributions for such monthly period, whether a cash amount or Penn West Units acquired with such cash amount along with any distributions from Penn West related thereto, will be returned to such Employee and PWPL’s contributions, whether a cash amount or Penn West Units acquired with such cash amount along with any distributions from Penn West related thereto, will not be earned and will be returned or surrendered, as the case may be, to PWPL and Penn West. In the event of death, the Employee’s contributions made during such partial monthly period will be matched by PWPL’s contributions, and will vest at the end of the calendar month following death.

There is a 12 month restriction on the sale of any Penn West Unit acquired under the Penn West Savings Plan which may be waived by PWPL. At the end of each calendar month, the Penn West Units which have been held for 12 months will be released to the Employee. In the event of the death of an Employee, the Penn West Units will be immediately released. The trustee of the Penn West Savings Plan may permit immediate transfer of the Penn West

Units to an Employee’s registered retirement savings plan upon the Employee’s undertaking not to dispose of such Penn West Units for the required 12 month period.

The number of Penn West Units reserved for issuance under the Penn West Savings Plan (along with any other security compensation arrangements) shall be such number not exceeding 10% of the outstanding Penn West Units (approximately 16 million Penn West Units) as may be approved by the Penn West Board from time to time on behalf of Penn West. In addition, the number of Penn West Units, together with all of Penn West’s other previously established or proposed security compensation arrangements, which may be issuable (or reserved for issuance) to insiders of Penn West and PWPL and such insiders’ associates will not exceed 5% of the outstanding Penn West Units; which may be issued to any insider of Penn West and PWPL and such insider’s associates within a one year period will not exceed 2% of the outstanding Penn West Units; and which may be issued to any one insider of Penn West and PWPL and such insider’s associate or to the independent directors as a group will not exceed 1% of the outstanding Penn West Units.

The Penn West Board may, by resolution on behalf of Penn West, amend the Penn West Savings Plan without Penn West Unitholder approval, however the directors will not be entitled to, absent Penn West Unitholder and TSX approval, amend the Penn West Savings Plan to provide for any reduction in the purchase price of the Penn West Units being purchased from Penn West.

Composition of the Human Resources and Compensation Committee

PWPL’s Human Resources and Compensation Committee (the “Compensation Committee”) is comprised of Mr. Thomas E. Phillips (Chair), Mr. John A. Brussa and Mr. Murray R. Nunns, all of whom are independent directors.  There have been no changes in the membership of the Compensation Committee since it was constituted on May 27, 2005.

None of the members of the Compensation Committee:  (i) was, during the most recently completed financial year, an officer or employee of Penn West or any of its Subsidiaries; (ii) was formerly an officer of Penn West or any of its Subsidiaries; (iii) had or has any relationship that requires disclosure by Penn West under Form 51-102F5 – Information Circular, Item 10 “Indebtedness of Directors and Executive Officers” and Item 11 “Interest of Informed Persons in Material Transactions” (other than as disclosed elsewhere in this Information Circular, including the documents incorporated by reference herein and the Appendices hereto); (iv) was an executive officer of Penn West and also served as a director or member of the compensation committee (or other board committee performing equivalent functions, or in the absence of any such committee, the entire board of directors) of another issuer, one of whose executive officers served either (A) on the compensation committee (or other board committee performing equivalent functions, or in the absence of any such committee, the entire board of directors) of the issuer; or (B) as a director of the issuer.

Report on Executive Compensation

The Compensation Committee has the responsibility for the review and approval of the overall compensation paid by PWPL to its employees, including executive officers.  In arriving at the compensation levels paid by PWPL, the Compensation Committee takes into account a number of factors, including the education and experience of the individual, the performance of the individual, relevant oil and natural gas industry compensation survey data for companies of comparable size and the overall performance of PWPL.

Compensation levels of PWPL’s employees and executive officers are reviewed annually following the completion of performance reviews.  The Compensation Committee believes that base salaries for executive officers should be under the median levels for similar positions in oil and natural gas companies and trusts of comparable size.  However, additional compensation in the form of rights granted pursuant to the Penn West Incentive Plan and the Penn West Savings Plan are designed and provided to recognize and reward individual performance as well as to provide a competitive compensation package.  The participation in both the Penn West Incentive Plan and the Penn West Savings Plan further provides an incentive for all of the employees and executive officers to maximize Penn West Unitholder value.  Additional compensation in the form of yearly bonuses is provided to recognize overall individual and corporate performance related principally to accomplishing reserves and production objectives.  The overall compensation of the Chief Executive Officer and other senior executive officers is heavily weighted towards accomplishment of these broad growth and efficiency targets.

Submitted by the Compensation Committee:

Thomas E. Phillips (Chair)

John A. Brussa

Murray Nunns

Performance Graph

The following graph illustrates changes from December 31, 2000 to December 31, 2005 in the cumulative total Penn West Unitholder return, assuming an initial investment of $100 in Penn West Units with all cash distributions reinvested, compared to the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Capped Energy Trust Total Return Index, with all dividends and distributions reinvested.

	2000/12	2001/12	2002/12	2003/12	2004/12	2005/12	Annualized Return
Penn West Energy Trust(1)	100.0	94.6	109.6	128.7	244.8	397.9	31.8 percent
S&P/TSX Composite Index(2)	100.0	86.1	74.0	92.0	103.5	126.2	4.8 percent
S&P/TSX Capped Energy Trust Total Return Index	100.0	112.3	133.8	195.9	255.7	381.9	30.7 percent

Notes:

(1)           The Penn West cumulative total return has been adjusted to reflect the exchange of one (1) common share of PWPL for three Penn West Units in conjunction with the trust conversion completed by PWPL on May 31, 2005 by plan of arrangement.

(2)           The S&P/TSX Composite Index was previously called the TSE 300 Index.

CORPORATE GOVERNANCE DISCLOSURE OF PENN WEST

National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular.  The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for Penn West is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

The corporate governance structure of Penn West is not the same as for a corporation.  The Penn West Board is responsible for the overall governance of Penn West.  PWPL is, in turn, managed by the Penn West Board.  The Penn West Board is, in effect, responsible for the overall stewardship and governance of Penn West, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Penn West’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type).

1.             Board of Directors

(a)           Disclose the identity of directors who are independent.

The Penn West Board has determined that the following five (5) directors of PWPL are independent within the meaning of NI 58-101:

George H. Brookman
John A. Brussa
Murray R. Nunns
Thomas E. Phillips
James C. Smith

If the Arrangement is approved by the Penn West Unitholders, Petrofund Unitholders and Petrofund Special Voting Unitholder at the Meetings, Messrs. Jeffery E. Errico, James E. Allard and Frank Potter will become members of the Penn West Board.  Messrs. Allard and Potter will be independent within the meaning of NI 58-101.

(b)           Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Penn West Board has determined that William E. Andrew is not independent.  William E. Andrew is not considered to be independent as he is the President and Chief Executive Officer of PWPL.

If the Arrangement is approved by the Penn West Unitholders, Petrofund Unitholders and Petrofund Special Voting Unitholder at the Meetings, Mr. Jeffery E. Errico will become a member of the Penn West Board.  Mr. Errico will not be independent within the meaning of NI 58-101 because he will have been, within the last three years, an employee and executive officer of a subsidiary entity of Penn West.

(c)           Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Penn West Board has determined that a majority of the directors are independent.  There are six directors in total, five of whom are independent.

If the Arrangement is approved by the Penn West Unitholders, Petrofund Unitholders and Petrofund Special Voting Unitholder at the Meetings, the Penn West Board will be comprised of nine directors in total, seven of whom will be independent.

(d)           If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of Director	Names of Other Reporting Issuers

William E. Andrew	None

George H. Brookman	None

John A. Brussa

Baytex Energy Ltd.

Capitol Energy Resources Ltd.

Cirrus Energy Corporation

Crew Energy Inc.

Divestco Inc.

E4 Energy Inc. (formerly Southpoint Resources Ltd.)

Endev Energy Inc.

FET Resources Inc. (a wholly-owned subsidiary of Focus Energy Trust)

Flagship Energy Inc.

Galleon Energy Inc.

Grand Petroleum Ltd.

Harvest Operations Corp. (a wholly-owned subsidiary of Harvest Energy Trust)

Highpine Oil & Gas Limited

Pipeline Management Inc., general partner of Inter Pipeline Fund

Navigo Energy Inc.

Ontario Energy Savings Corp. (a wholly-owned subsidiary of Energy Savings Income Fund)

Orleans Energy Ltd.

Pilot Energy Ltd.

Progress Energy Ltd.

Rider Resources Ltd.

Storm Exploration Inc.

Strategic Energy Fund

Murray R. Nunns	Capitol Energy Resources Ltd.

Thomas E. Phillips	None

James C. Smith	Deep Resources Ltd. Grand Petroleum Inc. Grey Wolf Exploration Inc. Pure Energy Services Ltd. TAG Oil Ltd.

Jeffery E. Errico	Petrofund Corp., administrator of Petrofund Energy Trust Pipeline Management Inc., general partner of Inter Pipeline Fund Endev Energy Inc.

Name of Director	Names of Other Reporting Issuers

James E. Allard	Petrofund Corp., administrator of Petrofund Energy Trust

Frank Potter

Canadian Tire Corporation
Canadian Tire Foundation for Families
Canadian Tire Bank
C.A Bancorp Inc.
Capvest Income Corp.
Golden China Resources Corporation
Imagine Group Holdings Ltd.
KBSH Capital Management
Petrofund Energy Trust
Rockwater Capital Corporation
Sentry Select Capital Corporation
Softchoice Corporation
Strategic Energy Management Corp.
Canadian Income Management Inc.
Sentry Select Diversified Income Trust
Diversified Income Trust II
Select 50 S-1 Income Trust
Select 50 S-1 Income Trust II
Pro-Vest Growth & Income Fund
Commercial & Industrial Securities Income Trust
Multi Select Income Trust
Alliance Split Income Trust
Premier Value Income Trust
Mortgage-Backed Securities Trust
MBS Adjustable Rate Income Fund
Sentry Select MBS Adjustable Rate Income Fund II
Sentry Select Focused Growth & Income Trust
Sentry Select Global Index Income Trust
Sentry Select Blue-Chip Index Income Trust
Sentry Select Commodities Income Trust
Sentry Select FIDAC U.S. Mortgage Trust
Oil Sands and Energy Mega-Projects Trust
Oil Sands Split Trust
Diversified Preferred Share Trust
Global DISCS Trust 2004-1

(e)           Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Penn West Board has a policy providing that the independent directors meet without members of management (which includes Mr. Andrew, the President and Chief Executive Officer, who is the only non-independent director) at the end of every meeting of the Penn West Board and every meeting of any committee of the Penn West Board.  The number of meetings held in 2005 is disclosed below.

(f)            Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Penn West Board has determined that the chair of the Penn West Board, John A. Brussa, is an independent director within the meaning of NI 58-101.  The Penn West Board, in conjunction with the Governance Committee and Mr. Brussa, has recently developed broad terms of reference for the chair of the Penn West Board which includes managing and developing a more effective Penn West Board and ensuring that the Penn West Board can function independently of management and working with management to monitor and influence strategic management and unitholder and other party relations.

(g)           Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The attendance record of each director for all Penn West Board meetings and meetings of any committees of the Penn West Board since January 1, 2005 is set forth below.

	No. Meetings	W.E. Andrew	J.A. Brussa	T.E. Phillips	J.C. Smith(1)	M.R. Nunns(1)	G.H. Brookman(2)	N.A. Faris(1)	D. Russell(1)	N.M. Edwards(1)
Board	12 98%	12/12 100%	12/12 100%	11/12 92%	4/4 100%	4/4 100%	3/3 100%	8/8 100%	8/8 100%	8/8 100%

Audit	4 100%	N/A	N/A	4/4 100%	2/2 100%	2/2 100%	2/2 100%	2/2 100%	2/2 100%	N/A

Reserve	2 100%	N/A	2/2 100%	2/2 100%	N/A	N/A	N/A	2/2 100%	N/A	N/A

Compensation	1 100%	N/A	1/1 100%	1/1 100%	N/A	1/1 100%	N/A	N/A	N/A	N/A

Governance	1 100%	N/A	1/1 100%	N/A	N/A	N/A	N/A	1/1 100%	1/1 100%	N/A

Total Meetings		12/12	16/16	18/19	6/6	7/7	5/5	13/13	11/11	8/8

Attendance Rating	99%	100%	100%	95%	100%	100%	100%	100%	100%	100%

Notes:

(1)           Messrs. Edwards, Faris and Russell were replaced by Mr. Smith and Mr. Nunns on May 27, 2005.  Mr. Smith was subsequently appointed to the Audit Committee, Reserves Committee and Governance Committee.  Mr. Nunns was subsequently appointed to the Audit Committee, Human Resources and Compensation Committee and Reserves Committee.

(2)           Mr. Brookman became a director on August 3, 2005 and also became a member of the Audit Committee and the Governance Committee.

2.             Board Mandate – Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Penn West Board is attached to this Information Circular as Appendix L.

3.             Position Descriptions

(a)           Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Penn West Board has written position descriptions for the chair of the Penn West Board and chair of each committee of the Penn West Board.

(b)           Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Penn West Board, in conjunction with the CEO, has developed a written position description for the CEO.

4.             Orientation and Continuing Education

(a)           Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Penn West Board provides new directors with access to all background documents of Penn West, including all corporate records and prior Penn West Board materials.  New Penn West Board members are offered access to all officers of Penn West for orientation of new members as to the nature and operations of the business and are invited to all meetings of committees of the Penn West Board.

(b)           Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

PWPL has a policy of paying for any education courses for any members of the Penn West Board relating to corporate governance, financial literacy or related matters.

5.             Ethical Business Conduct

(a)           Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)            disclose how a person or company may obtain a copy of the code;

The Penn West Board has adopted a written Code of Business Conduct and Ethics applicable to all members of PWPL, including directors, officers and employees and a Code of Ethics for Senior Financial Officers applicable to all senior financial staff, each of which is located on SEDAR at www.sedar.com, and on Penn West’s website at www.pennwest.com.

(ii)           describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Penn West Board will monitor compliance with the code by requiring quarterly certifications by its senior financial officers and certain employees as to their compliance with the code and through the “whistleblower” policy which provides a procedure for the submission of information by any director, officer or employee relating to possible violations of the code.

(iii)         provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)           Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the ABCA, directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In certain cases an independent committee may be formed to deliberate on such maters in the absence of the interested party.

(c)           Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Penn West Board has also adopted a “Whistleblower Policy” wherein directors, officers and employees of PWPL are provided with a mechanism by which they can raise complaints regarding financial and regulatory reporting, internal accounting controls, auditing or health, safety and environmental matters or any other matters and raise concerns about any violations of PWPL’s Code of Business Conduct and Ethics in a confidential and, if felt necessary, anonymous process.

6.             Nomination of Directors

(a)           Describe the process by which the board identifies new candidates for board nomination.

The Governance Committee is responsible for identifying and recommending to the Penn West Board new candidates for additions to the Penn West Board or for Penn West Board nomination having regard to the strengths and constitution of the Penn West Board members and their perception of the needs of Penn West.

(b)           Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Governance Committee is comprised of only independent directors.

(c)           If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee has within its mandate the responsibilities of the nominating committee.  The committee is responsible for identifying and recommending to the Penn West Board new candidates for nomination to the Penn West Board having regard to the competencies, skills and personal qualities of the candidates and the Penn West Board members and their perception of the needs of Penn West.  The committee will also review the slate of directors for the annual management proxy circular to recommend such slate for approval by the Penn West Board.

7.             Compensation

(a)           Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation of Directors

The Governance Committee will review annually the form and amount of compensation for directors to ensure such compensation reflects the responsibilities and risks of being an effective director.  The committee also conducts such annual review of directors’ compensation having regard to various governance reports on current trends in directors’ compensation and compensation data for directors of reporting issuers of comparative size to Penn West.

Compensation of Officers

PWPL’s compensation plan for its executive officers, including the CEO, consists of a combination of base salary, bonus payments and the grant of rights under the Penn West Incentive Plan.  The Human Resources and Compensation Committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses, and benefits paid to executives of comparable Canadian conventional oil and gas trusts and mid-sized oil and gas companies (the “Industry Peer Group”) with a view to ensuring that the overall compensation packages for each of the executive officers are competitive and reflective of the officers’ performance.  The same competitive standards are applied to all components of the compensation packages of the executive officers.

The Compensation Committee reviews and provides recommendations to the Penn West Board regarding any compensation adjustments to be made for the CEO.  The Penn West Board, based on the recommendations of the Compensation Committee and the Chairman of the Penn West Board, establishes the CEO’s compensation.

The compensation plan is intended to be competitive with industry, so as to act as a retention tool, while at the same time encouraging performance excellence.

(b)           Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources and Compensation Committee is composed entirely of independent directors.

(c)           If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources and Compensation Committee was constituted to assist the Penn West Board in meeting its responsibilities by reviewing and, as appropriate, approving:

•      Overall human resource policies, trends and/or organizational issues including recruitment, performance management, compensation, benefit programs, resignations/terminations, training and development, succession planning and organizational planning and design;.

•      Overall salary increases for staff, including cash compensation consisting of salary and bonuses, and the number of Penn West Rights awarded (excluding compensation of the CEO);

•      Compensation and benefit proposals for the officers (excluding the CEO);

•      In consultation with the Penn West Board, undertake an annual performance review with the President and CEO, and review the CEO appraisal of officers’ performance. The Committee shall review and provide recommendations to the Penn West Board of any compensation adjustments to be made for the CEO;

•      Any significant agreements for employees; and

•      Report to Penn West Unitholders annually in the Report of the Human Resources and Compensation Committee.

(d)           If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

No consultants or advisors were hired during 2005.  PWPL uses independent research provided by a number of independent human resources consultants pertaining to the employee compensation packages of the Industry Peer Group to ensure that the overall compensation packages for the PWPL employees are competitive.

8.             Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Governance Committee

Members:  John A. Brussa (Chair), Tom E. Phillips, Jim C. Smith and George H. Brookman, all of whom are independent directors.

The Governance Committee assists the Penn West Board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Penn West Board and its committees; developing and reviewing PWPL’s approach to corporate governance matters; and reviewing, developing and recommending to the Penn West Board for approval, procedures designed to ensure that the Penn West Board can function independently of management.  The Committee annually reviews the need to recruit and recommend new members to fill Penn West Board vacancies giving consideration to the competencies, skills and personal qualities of the candidates and of the existing Penn West Board; and recommends to the Penn West Board the nominees for election at each annual meeting.  The effectiveness of individual Penn West Board members and the Penn West Board is reviewed through a yearly self assessment and inquiry questionnaire.

Health, Safety and Environment Committee

Members:  George H. Brookman (Chair), Jim C. Smith, Tom E. Phillips and Murray R. Nunns, all of whom are independent directors.

The Health, Safety and Environment Committee assists the Penn West Board in its responsibility for oversight and due diligence by reviewing, reporting and making recommendations to the Penn West Board on the development and implementation of the standards and policies of PWPL in the areas of health, safety and environment.  This Committee meets separately with management of PWPL which has responsibility for such matters, and reports to the Penn West Board.

Reserves Committee

Members:  Murray R. Nunns (Chair), Tom E. Phillips and Jim C. Smith, all of whom are independent directors.

The Reserves Committee assists the Penn West Board in meeting its responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firm that performs PWPL’s reserve evaluation and reviews the annual independent engineering report.  The committee reviews, and recommends for approval by the Penn West Board on an annual basis, the statements of reserve data and other information specified in National Instrument 51-101.  The Committee also reviews any other oil and gas reserve report prior to release by PWPL to the public and reviews all of the disclosure in the Annual Information Form and elsewhere related to the oil and gas activities of PWPL.

9.             Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The effectiveness of individual Penn West Board members and the Penn West Board is reviewed through an annual self assessment and inquiry questionnaire.  The self evaluations are reviewed by the Governance Committee and the results are presented to the Penn West Board as a whole for its review.  The committees of the Penn West Board are assessed on an annual basis by the chair of the Penn West Board in conjunction with the committee chair.

Other Activities of the Penn West Board

The Penn West Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Penn West Trust Indenture, which includes substantially all management matters related to Penn West or adopted by the Penn West Board.  In particular, significant operational decisions and all decisions relating to:  (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Penn West Board from time to time; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities; are made by the Penn West Board.  In addition, the Penn West Trustee has delegated certain matters to the Penn West Board including all decisions relating to:  (i) matters relating to any offers for Penn West Units; (ii) issuances of additional Penn West Units; and (iii) the determination of distribution policies.

The Penn West Board and its committees have access to senior management on a regular basis as Mr. Andrew, the Chief Executive Officer, is a director and attends all meetings of the Penn West Board along with other executive officers who are invited to attend Penn West Board meetings to provide necessary information to facilitate decision making activities.

The Penn West Board and the Governance Committee have developed position descriptions for the Chairman of the Penn West Board and the Chief Executive Officer with a view to ensuring that the Penn West Board can operate efficiently on a fully informed basis independent of management.  As such, the Chief Executive Officer reports directly to the Penn West Board.  The Penn West Board has determined that none of the directors who serve on its committees has a material relationship with PWPL that could reasonably interfere with the exercise of a director’s independent judgment.  The Chairman of the Penn West Board is an independent director and is responsible for managing the affairs of the Penn West Board and its committees, including ensuring the Penn West Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

The Penn West Board, in part, performs its mandated responsibilities through the activities of its five committees: the Audit Committee, the Governance Committee, the Health, Safety and Environment Committee, the Human Resources and Compensation Committee and the Reserve Committee, all of which are entirely comprised of independent directors.

Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate.  See “Audit Committee Disclosures” in the Penn West AIF (which is incorporated by reference herein) for information regarding PWPL’s Audit Committee, including the disclosure mandated by Multilateral Instrument 52-110 – Audit Committees.  See Appendix C to the Penn West AIF for a copy of the Audit Committee’s mandate.

Code of Business Conduct and Ethics

In 2006, PWPL revised and distributed to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of Penn West’s assets, reporting of illegal or unethical behaviour and other matters.  Employees are required to contact the Chair of the Audit Committee, or utilize the Whistle Blower facilities, in relation to any concerns as to questionable accounting, auditing, financial reporting or any other concerns.  A code of ethics was also adopted that specifically addresses standards of conduct for senior financial officers.  Compliance affirmations are obtained each quarter for all executive and certain key financial and operational employees and annually for a broader group of PWPL’s staff.  The codes are available on Penn West’s website at www.pennwest.com.

APPENDIX A

PENN WEST ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.             the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit A to Appendix D to the Joint Information Circular and Proxy Statement of Penn West Energy Trust (“Penn West”) and Petrofund Energy Trust (“Petrofund”) dated May 23, 2006 (the “Information Circular”), all as more particularly described in the Information Circular, and all transactions contemplated thereby including, without limitation:

(a)           the amendments to the Penn West Trust Indenture and constating documents of certain of the Penn West Arrangement Parties:

(i) to create the Penn West Special Units;

(ii) to permit the distribution of the ExploreCo Common Shares;

(iii) to redesignate the Penn West Units as New Penn West Units; and

(iv) otherwise to the extent necessary to facilitate the Arrangement; and

(b)           the increase of the number of directors of PWPL to nine members and the election of Messrs. Jeffery E. Errico, James E. Allard and Frank Potter to the board of directors of PWPL effective as of the Effective Date;

be and are hereby authorized and approved;

2.             the arrangement agreement (the “Arrangement Agreement”) dated April 16, 2006 among Penn West, PWPL, Petrofund and PC, as amended and restated as of May 23, 2006, a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.             notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of PWPL may, without further notice to or approval of the holders of trust units of Penn West, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement;

4.             any director or officer of PWPL is hereby authorized, for and on behalf of PWPL, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

5.             capitalized terms used in these resolutions that are not otherwise defined herein shall have the meaning ascribed thereto in the Information Circular.

A-2

APPENDIX B

PETROFUND ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.             the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit A to Appendix D to the Joint Information Circular and Proxy Statement of Penn West Energy Trust (“Penn West”) and Petrofund Energy Trust (“Petrofund”) dated May 23, 2006 (the “Information Circular”), all as more particularly described in the Information Circular, and all transactions contemplated thereby including, without limitation:

(a)           the amendments to the Petrofund Trust Indenture and constating documents of certain of the Petrofund Arrangement Parties:

(i)            to permit the payment of the Petrofund Special Distribution and to permit the distribution of the ExploreCo Common Shares;

(ii)           to cause the Petrofund Units held by each Petrofund Unitholder who is a Resident to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement, for MFCorp Special Shares on the basis of one (1) MFCorp Special Share for each one (1) Petrofund Unit;

(iii)          to cause the Petrofund Units held by each Petrofund Unitholder who is a Non-Resident to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement for Penn West Units on the basis of 0.60 of a Penn West Unit for each one (1) Petrofund Unit;

(iv)          to cause the MFCorp Special Shares received by Petrofund Unitholders pursuant to the Plan of Arrangement to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement for Penn West Units upon the redemption of the MFCorp Special Shares on the basis of 0.60 of a Penn West Unit for each one (1) MFCorp Special Share; and

(v)           otherwise to the extent necessary to facilitate the arrangement;

(b)           the payment by Petrofund of the Petrofund Special Distribution (being the amount of $1.10 in cash) to holders of Petrofund Units; and

(c)           the sale by Petrofund of all of the Petrofund Assets to Penn West pursuant to the applicable provisions of the Plan of Arrangement;

be and are hereby authorized and approved;

2.             the arrangement agreement (the “Arrangement Agreement”) dated April 16, 2006 among Penn West, PWPL, Petrofund and PC, as amended and restated as of May 23, 2006, a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.             notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of PC may, without further notice to or approval of the holders of trust units and the holders of special voting units of Petrofund, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement;

B-2

4.             any director or officer of PC is hereby authorized, for and on behalf of PC, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

5.             capitalized terms used in these resolutions that are not otherwise defined herein shall have the meaning ascribed thereto in the Information Circular.

B-3

APPENDIX C

INTERIM ORDER

Action No. 0601-06333

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PENN WEST ENERGY TRUST, PENN WEST PETROLEUM LTD., TROCANA RESOURCES INC., PENN WEST PETROLEUM, PETROFUND ENERGY TRUST, PETROFUND CORP., PETROFUND VENTURES TRUST, 1518274 ONTARIO LIMITED, 1237550 ALBERTA LTD., 1231818 ALBERTA LTD., 1243838 ALBERTA LTD., THE UNITHOLDERS OF PENN WEST ENERGY TRUST, THE UNITHOLDERS OF PETROFUND ENERGY TRUST AND THE SHAREHOLDERS AND WARRANTHOLDERS OF 1243838 ALBERTA LTD.

BEFORE THE HONOURABLE JUSTICE C.S. BROOKER IN CHAMBERS	) ) )	AT THE COURT HOUSE, AT CALGARY, ALBERTA, ON THE 26th DAY OF MAY, 2006.

INTERIM ORDER

UPON the Joint Petition (the “Joint Petition”) of Penn West Energy Trust (“Penn West”), Penn West Petroleum Ltd. (“PWPL”) (Penn West and PWPL, unless the context otherwise requires, are together referred to as “Penn West”), Petrofund Energy Trust (“Petrofund”), Petrofund Corp. (“PC”) (Petrofund and PC, unless the context otherwise requires, are together referred to as “Petrofund”), 1231818 Alberta Ltd. (“ExploreCo”), 1243838 Alberta Ltd. (“ExploreCo FinCo”) and 1237550 Alberta Ltd. (“MFCorp”);

AND UPON reading the Joint Petition and the Affidavits of William E. Andrew, President and Chief Executive Officer of PWPL, and Jeffery Errico, President and Chief Executive Officer of PC (together, the “Affidavits”), filed;

AND UPON hearing counsel for Penn West and counsel for Petrofund;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the “ABCA”) and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a)                                  the capitalized terms not defined in this Order shall have the meanings attributed to them in the Joint Information Circular and Proxy Statement of Penn West and Petrofund (the “Information Circular”), a draft copy of which is attached as Exhibit A the Affidavit of William E. Andrew; and

(b)                                 all references to “Arrangement” used herein mean the plan of arrangement as described in the Affidavits and in the form attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix D to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

1.                                       The proposed course of action is an “Arrangement” within the definition of the ABCA and the Joint Petitioners may proceed with the Plan of Arrangement, as described in the Affidavits.

IT IS HEREBY FURTHER ORDERED THAT:

General

2.                                       Penn West and Petrofund shall seek approval of the Arrangement by the holders of trust units of Penn West (the “Penn West Unitholders”) and the holders of trust units, the holder of the special voting unit of Petrofund (together the “Petrofund Securityholders”) and the holders of common shares (“ExploreCo FinCo Common Shares”) and warrants (“ExploreCo FinCo Warrants”) of ExploreCo FinCo (“ExploreCo FinCo Securityholders”), in the manner set forth below.

2

Penn West Meeting

3.                                       Penn West shall call and conduct a meeting (the “Penn West Meeting”) of Penn West Unitholders on or about June 28, 2006. At the Penn West Meeting, Penn West Unitholders will consider and vote upon the Penn West Arrangement Resolution and such other business as may properly be brought before the Penn West Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.                                       A quorum at the Penn West Meeting shall be two persons entitled to vote thereat holding or representing not less than five percent of the outstanding Penn West Units entitled to vote at the Penn West Meeting. If within 30 minutes from the time appointed for the Penn West Meeting a quorum is not present, the Penn West Meeting shall be adjourned to such Business Day that is not less than 21 days following the day appointed for the Penn West Meeting, and to such time and place as may be appointed by the Chairman of the Penn West Meeting. If at such adjourned meeting a quorum is not present, the Penn West Unitholders present in person or by proxy, if at least two, shall be a quorum for all purposes.

5.                                       Each Penn West Unit entitled to be voted at the Penn West Meeting will entitle the holder to one vote at the Penn West Meeting in respect of the Penn West Arrangement Resolution and the other matters to be considered at the Penn West Meeting. The Board of Directors of PWPL has fixed a record date for the Penn West Meeting of May 23, 2006 (the “Penn West Record Date”). Only Penn West Unitholders whose names have been entered on the applicable register of Penn West Units on the close of business on the Penn West Record Date will be entitled to receive notice of and to vote at the Penn West Meeting in accordance with this paragraph 5. Holders of Penn West Units who acquire their Penn West Units after the Penn West Record Date will not be entitled to vote such securities at the Penn West Meeting.

Petrofund Meeting

6.                                       Petrofund shall call and conduct a meeting (the “Petrofund Meeting”) of Petrofund Securityholders on or about June 28, 2006. At the Petrofund Meeting, Petrofund Securityholders will consider and vote upon the Petrofund Arrangement Resolution and

3

such other business as may properly be brought before the Petrofund Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

7.                                       A quorum at the Petrofund Meeting shall be two persons entitled to vote thereat holding or representing not less than 10% of the outstanding Petrofund Units (which shall include such number of Petrofund Units which were issuable upon the exchange of all Petrofund Exchangeable Shares outstanding as of the Petrofund Record Date) entitled to vote at the Petrofund Meeting. If within 30 minutes from the time appointed for the Petrofund Meeting a quorum is not present, the Petrofund Meeting shall be adjourned to such Business Day that is not less than 14 days following the day appointed for the Petrofund Meeting, and to such time and place as may be appointed by the Chairman of the Petrofund Meeting. If at such adjourned meeting a quorum is not present, the Petrofund Securityholders present in person or by proxy shall be a quorum for all purposes.

8.                                       The Petrofund Securityholders shall vote in respect of the Petrofund Arrangement Resolution together as a single class of securities. Each Petrofund Unit entitled to be voted at the Petrofund Meeting will entitle the holder to one vote at the Petrofund Meeting in respect of the Petrofund Arrangement Resolution and the other matters to be considered at the Petrofund Meeting. The holder of the Petrofund Special Voting Unit shall be entitled to a number of votes at the Petrofund Meeting equal to the aggregate number of votes that such holder would be entitled to had such holder exchanged all of the Petrofund Exchangeable Shares then held by such holder for Petrofund Units immediately prior to the Petrofund Record Date (as defined below) in respect of the Petrofund Arrangement Resolution and the other matters to be considered at the Petrofund Meeting. The Board of Directors of PC has fixed a record date for the Petrofund Meeting of May 23, 2006 (the “Petrofund Record Date”). Only Petrofund Unitholders whose names have been entered on the register of Petrofund Units on the close of business on the Petrofund Record Date and the holder of the Special Voting Unit will be entitled to receive notice of and to vote at the Petrofund Meeting in accordance with this paragraph 8. Holders of Petrofund Units and Petrofund Exchangeable Shares who acquire their Petrofund Units or Petrofund Exchangeable Shares after the Petrofund Record Date will not be entitled to vote such units at the Petrofund Meeting.

4

Conduct of Penn West Meeting

9.             The Chairman of the Penn West Meeting shall be any officer or director of Penn West.

10.           The only persons entitled to attend and speak at the Penn West Meeting shall be Penn West Unitholders or their authorized representatives, Penn West’s directors and officers and its auditors, and the Executive Director.

11.           The number of votes required to pass the Penn West Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Penn West Unitholders, either in person or by proxy, at the Penn West Meeting.

12.           To be valid a proxy must be deposited with Penn West in the manner described in the Information Circular.

13.           The accidental omission to give notice of the Penn West Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Penn West Meeting.

Petrofund Meeting

14.           The Chairman of the Petrofund Meeting shall be any officer or director of Petrofund.

15.           The only persons entitled to attend and speak at the Petrofund Meeting shall be Petrofund Securityholders or their authorized representatives, Petrofund’s directors and officers and its auditors, and the Executive Director.

16.           The number of votes required to pass the Petrofund Arrangement Resolution shall be (i) not less than 66 2/3% of the votes cast by Petrofund Securityholders, either in person or by proxy voting together as a single class, at the Petrofund Meeting and (ii) a majority of the votes cast by Petrofund Securityholders, either in person or by proxy, voting together as a single class, at the Petrofund Meeting after excluding the votes cast in respect of Petrofund Units and the Petrofund Exchangeable Shares as voted through the Special Voting Unit, beneficially owned, or over which control or direction is exercised, by directors and officers of PC participating in the ExploreCo Private Placement, and such other persons whose votes may not be included in determining

5

minority approval of a business combination pursuant to Ontario Securities Commission Rue 61-501.

17.           To be valid a proxy must be deposited with Petrofund in the manner described in the Information Circular.

18.           The accidental omission to give notice of the Petrofund Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Petrofund Meeting.

Dissent Rights

19.           The registered Penn West Unitholders and Petrofund Unitholders are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the applicable Arrangement Resolution.

20.           In order for a Penn West Unitholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)                                  the Penn West Unitholder’s written objection to the Penn West Arrangement Resolution must be received by Penn West c/o its counsel Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention:  Daniel J. McDonald, Q.C. by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Penn West Meeting;

(b)                                 a dissenting Penn West Unitholder shall not have voted his or her Penn West Units at the Penn West Meeting either by proxy or in person, in favour of the Penn West Arrangement Resolution;

(c)                                  a holder of Penn West Units may not exercise the right of dissent in respect of only a portion of the holder’s Penn West Units but may dissent only with respect to all of the Penn West Units held by the holder; and

(d)                                 the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by the Arrangement.

6

21.           In order for a Petrofund Unitholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)                                  the Petrofund Unitholder’s written objection to the Petrofund Arrangement Resolution must be received by Petrofund c/o its counsel Macleod Dixon LLP, 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Howard A. Gorman by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Petrofund Meeting;

(b)                                 a dissenting Petrofund Unitholder shall not have voted his or her Petrofund Units at the Petrofund Meeting either by proxy or in person, in favour of the Petrofund Arrangement Resolution;

(c)                                  a holder of Petrofund Units may not exercise the right of dissent in respect of only a portion of the holder’s Petrofund Units but may dissent only with respect to all of the Petrofund Units held by the holder; and

(d)                                 the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by the Arrangement.

22.           The fair value of the Penn West Units and Petrofund Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Penn West Unitholders and the Petrofund Securityholders, as applicable.

23.           Subject to further order of this Court, the rights available to the Penn West Unitholders and the Petrofund Unitholders under the ABCA and the Arrangement to dissent from the applicable Arrangement Resolution shall constitute full and sufficient rights of dissent for the Penn West Unitholders and the Petrofund Unitholders with respect to the Arrangement Resolutions.

24.           Notice to the Penn West Unitholders and the Petrofund Unitholders of their right of dissent with respect to the applicable Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Penn West Units and their Petrofund Units shall be given by including information with respect to this

7

right in the Information Circular to be sent to Penn West Unitholders and the Petrofund Securityholders in accordance with paragraph 25 of this Order.

Notice

25.           An Information Circular, substantially in the form attached as Exhibit A to the Affidavit of William E. Andrew with amendments thereto as counsel for Penn West and Petrofund may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meetings to Penn West Unitholders and the Petrofund Securityholders at the addresses for such holders recorded in the records of Penn West and Petrofund, as the case may be, at the close of business on the Penn West Record Date or the Petrofund Record Date, as the case may be, and to the directors and auditors of each of Penn West and Petrofund. In calculating the 21-day period, the date of mailing shall be included and the date of the Meetings shall be excluded.

26.           An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meetings.

27.           Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Penn West Unitholders and the Petrofund Securityholders, the directors and auditors of each of Penn West and Petrofund and the Executive Director of:

(a)           the Joint Petition;

(b)           this Order;

(c)           the Notices of the Meetings; and

(d)           the Notice of Joint Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Penn West and Petrofund may consider fit.

8

Approval of ExploreCo FinCo Securityholders

28.           The approval of holders of the ExploreCo FinCo Common Shares and ExploreCo FinCo Warrants to the Arrangement shall be obtained either by resolution in writing of the registered holders of the ExploreCo FinCo Common Shares and ExploreCo FinCo Warrants or by including a provision to that effect within the subscription agreement to be entered into among ExploreCo FinCo and the subscribers of ExploreCo FinCo Common Shares and ExploreCo FinCo Warrants.

Final Application

29.           Subject to further Order of this Court and provided that the Penn West Unitholders and the Petrofund Securityholders have approved the Arrangement in the manner directed by this Court and the directors of PWPL or PC have not revoked that approval, Penn West or Petrofund may proceed with an application for approval of the Arrangement and the Final Order on June 29, 2006 at 9:00 a.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Penn West Unitholders, Petrofund Securityholders, ExploreCo FinCo Securityholders, Penn West, PWPL, Trocana Resources Inc., Penn West Petroleum, Petrofund, PC, Petrofund Ventures Trust, 1518274 Ontario Limited, 1237550 Alberta Ltd. and 1231818 Alberta Ltd., 1243838 Alberta Ltd. the respective subsidiaries of Penn West and Petrofund and all other persons will be bound by the Arrangement in accordance with its terms.

30.           Any Penn West Unitholder, Petrofund Securityholder or any other interested party (together, “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Penn West and Petrofund, on or before noon on June 22, 2006 a Notice of Intention to Appear including the Interested Party’s address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Penn West shall be effected by service upon the solicitors for Penn West, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C. Service of this notice on Petrofund shall be

9

effective by service upon the solicitors for Petrofund, Macleod Dixon LLP, 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Howard A. Gorman.

31.           In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 29 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

32.           Penn West and Petrofund are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

“Justice C.S. Brooker”
J.C.Q.B.A.

ENTERED at Calgary, Alberta,

May 26, 2006.

“V.A. Brandt”
Clerk of the Court of Queen’s Bench

10

APPENDIX D

ARRANGEMENT AGREEMENT

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

Among

PENN WEST ENERGY TRUST

and

PENN WEST PETROLEUM LTD.

and

PETROFUND ENERGY TRUST

and

PETROFUND CORP.

MAY 23, 2006

ARTICLE 1	INTERPRETATION	1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc	11
1.3	Number, etc	11
1.4	Date for Any Action	11
1.5	Entire Agreement	11
1.6	Currency	12
1.7	Accounting Matters	12
1.8	Disclosure in Writing	12
1.9	Interpretation Not Affected by Party Drafting	12
1.10	Trust Power and Capacity	12
1.11	Exhibits	12

ARTICLE 2	THE ARRANGEMENT	12
2.1	Plan of Arrangement	12
2.2	Interim Order	13
2.3	Information Circulars and Meetings	13
2.4	MFCorp	14
2.5	ExploreCo	14
2.6	Employees	15
2.7	Completion of Transactions	15
2.8	Effective Date	16
2.9	Petrofund Special Distribution	16
2.10	United States Tax Considerations	16
2.11	Post-Closing Wind-up	16

ARTICLE 3	COVENANTS	17
3.1	Covenants of Penn West and PWPL	17
3.2	Covenants of Petrofund and PC	22
3.3	Mutual Covenants Regarding the Arrangement	26
3.4	Mutual Covenants Regarding Non-Solicitation	27
3.5	Provision of Information; Access	30

ARTICLE 4	EXPLORECO PRIVATE PLACEMENT AND INCENTIVE PLAN	30
4.1	ExploreCo Private Placement	30
4.2	ExploreCo Incentive Plan	30

ARTICLE 5	REPRESENTATIONS AND WARRANTIES	31
5.1	Representations and Warranties of Penn West	31
5.2	Representations and Warranties of Petrofund	42
5.3	Privacy Issues	53

ARTICLE 6	CONDITIONS PRECEDENT	55
6.1	Mutual Conditions Precedent	55
6.2	Additional Conditions to Obligations of Penn West and PWPL	57
6.3	Additional Conditions to Obligations of Petrofund and PC	58
6.4	Notice and Effect of Failure to Comply with Conditions	59
6.5	Satisfaction of Conditions	59

ARTICLE 7	AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS	60
7.1	Penn West Damages	60

7.2	Petrofund Damages	61
7.3	Liquidated Damages	62

ARTICLE 8	AMENDMENT	63
8.1	Amendment	63

ARTICLE 9	TERMINATION	63
9.1	Termination	63

ARTICLE 10	NOTICES	64
10.1	Notices	64

ARTICLE 11	GENERAL	65
11.1	Binding Effect	65
11.2	Assignment	65
11.3	Disclosure	65
11.4	Costs	65
11.5	Severability	65
11.6	Further Assurances	66
11.7	Time of Essence	66
11.8	Governing Law	66
11.9	Waiver	66
11.10	Third Party Beneficiaries	66
11.11	Obligations	66
11.12	Counterparts	67

EXHIBIT A    -         PLAN OF ARRANGEMENT

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT is dated as of the 23rd day of May, 2006,

AMONG:

PENN WEST ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as “Penn West”)

AND:

PENN WEST PETROLEUM LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as “PWPL”)

AND:

PETROFUND ENERGY TRUST, a trust created under the Laws of the Province of Ontario (hereinafter referred to as “Petrofund”)

AND:

PETROFUND CORP., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as “PC”)

WHEREAS:

A.                                                                                   The Parties originally entered into an arrangement agreement on April 16, 2006 (the “Original Agreement”) and now desire, in accordance with Section 8.1 of the Original Agreement, to amend and restate the Original Agreement as set forth hereunder;

B.                                                                                     the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Business Corporations Act (Alberta); and

C.                                                                                     the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Acquisition Proposal” means, with respect to Penn West or Petrofund, any inquiry or the making of any proposal to such Party or its unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders of any securities of such Party (other than on exercise of currently outstanding Penn West Rights or Petrofund Rights, as applicable) or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under this Agreement or the Arrangement;

“Aggregate Equivalent Vote Amount” means, with respect to any matter, proposition or question which the holder of the Petrofund Special Voting Unit is entitled to vote upon, consent to, or otherwise act upon at a meeting of Petrofund Unitholders and the holder of the Petrofund Special Voting Unit, the number of votes that the holder of the Petrofund Special Voting Unit would be entitled to had the holder exchanged all of the Petrofund Exchangeable Shares then held by the holder for Petrofund Units immediately prior to the record date set for such meeting;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“AMEX” means the American Stock Exchange;

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

“Applicable Laws”, in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Arrangement” means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

“Business Day” means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

“Certificate” means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

“Closing Time” shall be after the close of business (Calgary time) on the Effective Date, unless otherwise agreed to by Penn West and Petrofund;

“Code” has the meaning ascribed thereto in Section 2.10;

“Combination Transactions” has the meaning ascribed thereto in Section 2.10;

“Competition Act” means the Competition Act, R.S. 1985, c. C-34, as amended;

“Confidential Information” has the meaning ascribed thereto in Section 3.4(d);

“Confidentiality Agreement” means the confidentiality agreement dated February 24, 2006 between Petrofund and Penn West;

“Continued Employees” has the meaning set forth in Section 2.6(a);

“Court” means the Court of Queen’s Bench of Alberta;

“Effective Date” means the date the Arrangement becomes effective under the ABCA;

“Effective Time” means the time prescribed by the ABCA for the Arrangement to become effective, which will be after the close of business on the Effective Date;

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

“Exchange Ratio” has the meaning set forth in Section 2.1(a) hereof;

“ExploreCo” means 1231818 Alberta Ltd.;

“ExploreCo Assets” means, collectively, the Petrofund ExploreCo Assets and the Penn West ExploreCo Assets;

“ExploreCo Common Shares” means common shares in the capital of ExploreCo;

“ExploreCo FinCo” means 1243838 Alberta Ltd.;

“ExploreCo Incentive Plan” means the share option plan of ExploreCo which will provide for the grant of options to acquire ExploreCo Common Shares that may be granted to ExploreCo Service Providers and which shall provide that the maximum number of ExploreCo Common Shares issuable on exercise of options granted and outstanding at any time thereunder shall, in the aggregate, not exceed 10% of the outstanding ExploreCo Common Shares and shall be on such other terms and conditions as the Parties shall agree, acting reasonably;

“ExploreCo Information” means the information to be included in the Information Circulars describing ExploreCo and its business, operations and affairs, including the ExploreCo Common Shares, the ExploreCo Incentive Plan and the ExploreCo Private Placement;

“ExploreCo Offered Employees” has the meaning set forth in Section 2.6 hereof;

“ExploreCo Private Placement” means the proposed private placement of common shares and common share purchase warrants to be completed by ExploreCo FinCo prior to the completion of the Arrangement

(which common shares and common share purchase warrants will be exchanged prior to the Effective Time on a one-for-one basis for ExploreCo Common Shares and ExploreCo Warrants as described in Section 4.1), the terms of which shall be agreed by the Parties, acting reasonably, prior to the mailing of the Information Circulars and described in the Information Circulars;

“ExploreCo Warrants” means the common share purchase warrants of ExploreCo which will entitle the holder thereof to acquire ExploreCo Common Shares following the completion of the Arrangement on the terms described in the Information Circulars;

“ExploreCo Resolutions” means the applicable resolutions in respect of the ExploreCo Private Placement and the ExploreCo Incentive Plan to be considered at the Penn West Meeting and the Petrofund Meeting as will be set forth in the Information Circulars;

“ExploreCo Service Providers” means the directors, officers, employees and other service providers to ExploreCo;

“ExploreCo Transactions” means the direct and indirect conveyances of the ExploreCo Assets from Penn West and Petrofund to ExploreCo and the distribution of ExploreCo Common Shares to Penn West Unitholders and Petrofund Unitholders on the basis set forth in Section 3.1(f) of the Plan of Arrangement;

“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Penn West Unitholders, the Petrofund Unitholders, Penn West, PWPL, Petrofund, PC, ExploreCo, ExploreCo FinCo and MFCorp, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“GAAP” has the meaning ascribed thereto in Section 1.7;

“GLJ” means GLJ Petroleum Consultants Ltd. (previously Gilbert Laustsen Jung Associates Ltd.);

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

“Information Circulars” means the Petrofund Information Circular and the Penn West Information Circular;

“Interim Order” means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of the Penn West Unitholders, the Petrofund Unitholders, Penn West, PWPL, Petrofund, PC, ExploreCo, ExploreCo FinCo and MFCorp, containing declarations and directions with respect to the Arrangement and the holding of the Penn West Meeting and the Petrofund Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“ITA” means the Income Tax Act (Canada), including the regulations thereunder, as amended;

“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S.

Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX, the AMEX and the NYSE, as applicable);

“Mailing Date” has the meaning ascribed thereto in Section 3.3(g);

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from:  (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Tax Laws, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of the date hereof, or (v) any changes arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by the Other Party;

“Material Subsidiaries” means, with respect to Penn West, the Penn West Parties (other than Penn West), and with respect to Petrofund, the Petrofund Parties (other than Petrofund) and Petrofund Alternative Energy Ltd.;

“Merger Resolution” means, in respect of the Penn West Meeting, a special resolution in respect of the Arrangement to be considered at the Penn West Meeting, and in respect of the Petrofund Meeting, a special resolution in respect of the Arrangement to be considered at the Petrofund Meeting, as the case may be, which special resolution shall, in the case of the Penn West Meeting, include the election of the Petrofund Nominees to the board of directors of PWPL;

“MFCorp” has the meaning set forth in Section 2.4;

“NYSE” means the New York Stock Exchange;

“Other Party” means with respect to the applicable Penn West Party(ies), the applicable Petrofund Party(ies) and, with respect to the applicable Petrofund Party(ies), the applicable Penn West Party(ies);

“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them, or where implied by the context, means the Penn West Parties or the Petrofund Parties, as the case may be;

“PC” means Petrofund Corp., a corporation incorporated under the ABCA;

“PC NPI Agreement” means the amended and restated net profits interest agreement dated November 8, 2005 and made effective October 1, 2005 between PC and Petrofund;

“Penn West” means Penn West Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Penn West Trust Indenture;

“Penn West Administration Agreement” means the administration agreement dated May 31, 2005 between PWPL and the Penn West Trustee;

“Penn West Balance Sheets” has the meaning ascribed thereto in Section 5.1(p);

“Penn West Board of Directors” means the board of directors of PWPL as it may be comprised from time to time;

“Penn West Credit Facilities” means the unsecured, extendible, three year revolving syndicated credit facility with an aggregate borrowing limit of $1,170 million that expires on May 31, 2008, plus a $50 million operating facility;

“Penn West Damages Event” has the meaning set forth in Section 7.1;

“Penn West Disclosure Letter” means the disclosure letter dated April 16, 2006 from Penn West and PWPL to Petrofund;

“Penn West DRIP” means the distribution reinvestment and optional unit purchase plan of Penn West;

“Penn West Employees” means the employees of Penn West or its Subsidiaries;

“Penn West ExploreCo Assets” means the assets identified in the letter agreement dated May 23, 2006 between Penn West, PWPL, Petrofund and PC and such additional or other assets of the Penn West Operating Entities, if any, as Petrofund and Penn West may mutually agree, to be transferred directly or indirectly by Penn West to ExploreCo pursuant to the Penn West ExploreCo Conveyance Agreement;

“Penn West ExploreCo Conveyance Agreement” means the agreement to be dated the Effective Date effecting the sale of the Penn West ExploreCo Assets and payment of cash to ExploreCo in consideration for ExploreCo Common Shares;

“Penn West Fairness Opinion” has the meaning set forth in Section 5.1(v) hereof;

“Penn West Financial Statements” means, collectively, the audited comparative consolidated financial statements of Penn West as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors’ report thereon and the unaudited comparative consolidated financial statements of Penn West as at and for the three month periods ended March 31, 2006 and 2005, together with the notes thereto;

“Penn West Incentive Plan” means the unit rights incentive plan of Penn West;

“Penn West Information” means the information included in the Penn West Information Circular describing Penn West and its business, operations and affairs and the matters to be considered at the Penn West Meeting;

“Penn West Information Circular” means the information circular of Penn West to be sent by Penn West to the Penn West Unitholders in connection with the Penn West Meeting, which, unless otherwise determined by Penn West and Petrofund, shall be part of a joint information circular that shall also be sent to Petrofund Unitholders in connection with the Petrofund Meeting;

“Penn West Material Agreements” means, collectively, the Penn West Trust Indenture, the Penn West Note Indentures, the Penn West Administration Agreement, the Penn West NPI Agreement and the Penn West Partnership Agreement;

“Penn West Meeting” means the special meeting of Penn West Unitholders to be held to consider the Merger Resolution, the ExploreCo Resolutions and related matters, and any adjournment(s) thereof;

“Penn West Note Indentures” means the Note Indenture dated May 31, 2005 between Penn West AcquisitionCo Inc. (now PWPL) and CIBC Mellon Trust Company, providing for the issuance of interest bearing, unsecured, subordinated promissory notes of Penn West AcquisitionCo Inc. and the Note Indenture dated May 31, 2005 between PWPL and CIBC Mellon Trust Company providing for the issuance of interest bearing, unsecured, subordinated promissory notes of PWPL;

“Penn West Notes” means the promissory notes issued pursuant to the Penn West Note Indentures;

“Penn West NPI Agreement” means the net profits interest agreement dated May 31, 2005 between Penn West and PWPL;

“Penn West Parties” means, collectively and taken as a whole, Penn West, PWPL and Trocana Resources Inc., each a direct or indirect wholly-owned Subsidiary of Penn West, and “Penn West Party” means any one of them;

“Penn West Partnership Agreement” means the amended and restated partnership agreement dated May 31, 2005 between PWPL, Trocana Resources Inc. and Northern Reef Exploration Ltd. (now amalgamated with PWPL) and Penn West Exploration Ltd. (now amalgamated with PWPL);

“Penn West Plans” has the meaning ascribed thereto in Section 5.1(w);

“Penn West Report” has the meaning ascribed thereto in Section 5.1(bb);

“Penn West Rights” means the rights to acquire Penn West Units issued under the Penn West Incentive Plan;

“Penn West Savings Plan” means the employee trust unit savings plan pursuant to which employee contributions and Penn West contributions are used to acquire Penn West Units from treasury;

“Penn West Support Agreements” means the support agreements to be entered into by the directors and officers of PWPL which agreements provide that, among other things, such Penn West Unitholders will vote in favour of the Arrangement;

“Penn West Trustee” means CIBC Mellon Trust Company, in its capacity as the trustee under the Penn West Trust Indenture;

“Penn West Trust Indenture” means the amended and restated trust indenture dated May 31, 2005 between the Penn West Trustee and PWPL, as such indenture may be further amended by supplemental indentures from time to time or as may be amended and restated from time to time;

“Penn West Unitholders” means the holders of issued and outstanding Penn West Units;

“Penn West Units” means the trust units of Penn West;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Petrofund” means Petrofund Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Ontario pursuant to the Petrofund Trust Indenture;

“Petrofund Balance Sheets” has the meaning ascribed thereto in Section 5.2(p);

“Petrofund Board of Directors” means the board of directors of PC as it may be comprised from time to time;

“Petrofund Credit Facilities” means Petrofund’s secured revolving syndicated credit facility with an aggregate borrowing limit of $600 million that expires on April 28, 2007 (unless further extended), plus a $50 million revolving working capital operating facility;

“Petrofund Damages Event” has the meaning set forth in Section 7.2;

“Petrofund Disclosure Letter” means the disclosure letter dated April 16, 2006 from Petrofund and PC to Penn West;

“Petrofund DRIP” means the distribution reinvestment and optional unit purchase plan of Petrofund;

“Petrofund Employees” means the employees of Petrofund or its Subsidiaries;

“Petrofund Employment Agreements” means the employment agreements between PC and each of its senior officers;

“Petrofund Exchangeable Shareholders” means holders of Petrofund Exchangeable Shares;

“Petrofund Exchangeable Shares” means the non-voting exchangeable shares in the capital of PC;

“Petrofund ExploreCo Assets” means the assets identified in the letter agreement dated May 23, 2006 between Penn West, PWPL, Petrofund and PC and such additional or other assets of the Penn West Operating Entities, if any, as Petrofund and Penn West may mutually agree, to be transferred directly or indirectly by Petrofund to ExploreCo pursuant to the Petrofund ExploreCo Conveyance Agreement, the final determination of which assets shall be agreed by the Parties, acting reasonably, as soon as reasonably practicable following the date hereof and in any event prior to the mailing of the Information Circulars;

“Petrofund ExploreCo Conveyance Agreement” means the agreement to be dated the Effective Date effecting the sale of the Petrofund ExploreCo Assets to ExploreCo in consideration for ExploreCo Common Shares and cash;

“Petrofund Fairness Opinion” has the meaning set forth in Section 5.2(v) hereof;

“Petrofund Financial Statements” means, collectively, the audited comparative consolidated financial statements of Petrofund as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors’ report thereon and the unaudited comparative consolidated financial statements of Petrofund as at and for the three month periods ended March 31, 2006 and 2005, together with the notes thereto;

“Petrofund Incentive Plans” means, collectively, the Petrofund LTIP, the Petrofund Restricted Unit Plan and the Petrofund Unit Rights Incentive Plan;

“Petrofund Information Circular” means the management proxy circular of Petrofund to be sent by Petrofund to the Petrofund Unitholders and the holder of the Petrofund Exchangeable Shares in connection with the Petrofund Meeting, which, unless otherwise determined by Penn West and Petrofund, shall be part of a joint information circular which shall also be sent to Penn West Unitholders in connection with the Penn West Meeting;

“Petrofund Information” means the information included in the Petrofund Information Circular describing Petrofund and its business, operations and affairs and the matters to be considered at the Petrofund Meeting;

“Petrofund LTIP” means Petrofund’s long term incentive plan approved by the Petrofund Board of Directors on February 17, 2004;

“Petrofund Material Agreements” means, collectively, the Petrofund Trust Indenture; the AVT Trust Indenture, and the Petrofund NPI Agreements;

“Petrofund Meeting” means the special meeting of Petrofund Unitholders and the holder of the Petrofund Special Voting Unit to be held to consider the Merger Resolution, the ExploreCo Resolutions, and related matters, and any adjournment(s) thereof;

“Petrofund Nominees” has the meaning set forth in Section 3.3(c) hereof;

“Petrofund NPI Agreements” means, collectively, the PC NPI Agreement and AVT NPI Agreement;

“Petrofund Parties” means, collectively and taken as a whole, Petrofund and PC, AVT and Petrofund Alternative Energy Ltd., each a direct or indirect wholly-owned Subsidiary of Petrofund, and “Petrofund Party” means any one of them;

“Petrofund Plans” has the meaning ascribed thereto in Section 5.2(w);

“Petrofund Report” has the meaning ascribed thereto in Section 5.2(bb);

“Petrofund Restricted Unit Plan” means the restricted unit plan of PC approved by the Petrofund Board of Directors on February 17, 2004;

“Petrofund Rights” means, collectively, all rights to receive or acquire Petrofund Units under the Petrofund Incentive Plans;

“Petrofund Securities” means, collectively, the Petrofund Units and the Petrofund Exchangeable Shares;

“Petrofund Securityholders” means, collectively, the Petrofund Unitholders and the Petrofund Exchangeable Shareholders;

“Petrofund Special Distribution” has the meaning set forth in Section 2.9 hereof;

“Petrofund Special Voting Unit” means the special voting unit of Petrofund which entitles the holder of record of the Petrofund Exchangeable Shares to a number of votes at the Petrofund Meeting equal to the Aggregate Equivalent Vote Amount;

“Petrofund Support Agreements” means the support agreements to be entered into by the directors and officers of PC which agreements provide that, among other things, such Petrofund Unitholders will vote in favour of the Arrangement and any holders of Petrofund Exchangeable Shares will exchange all Petrofund Exchangeable Shares held by them for Petrofund Units prior to the Effective Date;

“Petrofund Trustee” means Computershare Trust Company of Canada, in its capacity as the trustee under the Petrofund Trust Indenture;

“Petrofund Trust Indenture” means the amended and restated trust indenture dated as of November 16, 2004 between the Petrofund Trustee and PC, as may be amended, supplemented or restated from time to time;

“Petrofund Unitholders” means the holders from time to time of Petrofund Units;

“Petrofund Unit Rights Incentive Plan” means the incentive plan established by Petrofund on January 30, 2001, authorizing the issuance of options to acquire Petrofund Units to directors, senior officers, employees and consultants of PC and certain related parties;

“Petrofund Units” means the trust units of Petrofund;

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Exhibit A hereto, as amended or supplemented from time to time in accordance with Article 6 thereof and Article 8 hereof;

“PP” means Penn West Partnership, the partners of which are PWPL and Trocana Resources Inc.;

“Public Record” means all information filed by either Penn West or Petrofund, as the case may be, after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

“PVT” means Petrofund Ventures Trust, a wholly-owned subsidiary trust of Petrofund;

“PVT NPI Agreement” means the amended and restated net profits agreement dated November 8, 2005 and made effective October 1, 2005 between PC, as trustee of PVT, and Petrofund;

“PVT Trust Indenture” means the trust indenture dated August 31, 1997 between Maximum Holdings Trust and The Trust Company of Bank of Montreal, and any amendments thereto;

“PWPL” means Penn West Petroleum Ltd., a corporation amalgamated under the ABCA;

“Receiving Party” has the meaning ascribed thereto in Section 3.4(c);

“Receiving Party Securities” has the meaning ascribed thereto in Section 3.4(c);

“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

“Responding Party” has the meaning ascribed thereto in Section 3.4(c);

“SEC” means the United States Securities and Exchange Commission;

“Securities Authorities” means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

“Subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Penn West or Petrofund, as the case may be);

“Superior Proposal” has the meaning set forth in Section 3.4(b)(v)(A);

“Tax” or “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Penn West or Petrofund (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

“Tax Returns” shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2                                                                               Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the schedules attached hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3                                                                               Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4                                                                               Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5                                                                               Entire Agreement

This Agreement and the Confidentiality Agreement together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6                                                                               Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7                                                                               Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (“GAAP”) and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8                                                                               Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Penn West, include disclosure to Penn West or its representatives, or in the case of disclosure to Petrofund, include disclosure to Petrofund or its representatives.

1.9                                                                               Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10                                                                        Trust Power and Capacity

In this Agreement references to the power and capacity of Penn West and Petrofund, as the case may be, are deemed to be references to that of the Penn West Trustee and the Petrofund Trustee, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta and the Laws of the Province of Ontario in relation to the Penn West Trustee and the Petrofund Trustee, respectively, and pursuant to the powers of the trustees specified in the Penn West Trust Indenture and Petrofund Trust Indenture, respectively.

1.11                                                                        Exhibits

The following exhibits attached hereto are incorporated into and from an integral part of this Agreement:

A                                      -                                            Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1                                                                               Plan of Arrangement

Each of Penn West and PWPL on the one hand and Petrofund and PC on the other hand will jointly file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Penn West Meeting and the Petrofund Meeting, which shall be held concurrently on the same date, if practicable, for the purpose of considering and, if deemed advisable, approving the Merger Resolution, the ExploreCo Resolutions, and the other matters to be considered at the Penn West Meeting and the Petrofund Meeting. Provided all necessary approvals for the Merger Resolution are obtained from the Penn West Unitholders and the Petrofund Unitholders, each of Penn West and PWPL on the one hand and Petrofund and PC on the other hand shall submit the Arrangement to the Court and jointly apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 6, each of Penn West and PWPL on the one hand and Petrofund and PC on the other hand shall execute and deliver such closing documents and instruments and forthwith proceed at the Closing Time to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2                                                                               Interim Order

The Interim Order shall provide that:

(a)                                                     for the purpose of the Penn West Meeting:

(i)                                     the securities of Penn West for which holders shall be entitled to vote on the Merger Resolution at the Penn West Meeting shall be the Penn West Units;

(ii)                                  each Penn West Unitholder shall be entitled to one vote for each Penn West Unit held by such holder; and

(iii)                               the requisite majority for the approval of the Merger Resolution shall be two-thirds of the votes cast by the Penn West Unitholders present in person or by proxy at the Penn West Meeting;

(b)                                                    for the purpose of the Petrofund Meeting:

(i)                                     the securities of Petrofund for which holders shall be entitled to vote on the Merger Resolution at the Petrofund Meeting shall be the Petrofund Units and the holder of the Petrofund Special Voting Unit;

(ii)                                  the Petrofund Unitholders and the holder of the Petrofund Special Voting Unit shall be entitled to vote on the Merger Resolution together as a single class, and not as separate classes, with each Petrofund Unitholder being entitled to one vote for each Petrofund Unit held by such holder and the holder of the Petrofund Special Voting Unit being entitled to that number of votes equal to the Aggregate Equivalent Vote Amount; and

(iii)                               the requisite majority for the approval of the Merger Resolution shall be: (i) two-thirds of the votes cast by the Petrofund Unitholders and the holder of the Petrofund Special Voting Unit present in person or by proxy at the Petrofund Meeting; and (ii) a majority of the votes cast by the Petrofund Unitholders and the holder of the Petrofund Special Voting Unit present in person or by proxy, after excluding the votes by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501.

2.3                                                                               Information Circulars and Meetings

(a)                                                     As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws including Applicable Canadian Securities Laws and U.S. Securities Laws:

(i)                                     Penn West and PWPL shall:

(A)                              prepare the Penn West Information Circular and cause such circular to be mailed to the Penn West Unitholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B)                                convene the Penn West Meeting; and

(ii)                                  Petrofund and PC shall:

(A)                              prepare the Petrofund Information Circular and cause such circular to be mailed to the Petrofund Unitholders and the holder of the Petrofund Special Voting Unit and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B)                                convene the Petrofund Meeting.

2.4                                                                               MFCorp

(a)                                                     Prior to the Effective Date, Penn West shall cause a new corporation to be incorporated under the ABCA (“MFCorp”). MFCorp shall have such provisions included in its articles of incorporation as may be agreed by Penn West and Petrofund, acting reasonably. Prior to the Effective Time, Penn West shall not cause or permit MFCorp to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation, or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by Petrofund.

2.5                                                                               ExploreCo

(a)                                                     Prior to the mailing of the Information Circulars, the Parties shall cause ExploreCo and ExploreCo FinCo to be incorporated under the ABCA. Each of ExploreCo and ExploreCo FinCo shall have such provisions included in its articles of incorporation as may be agreed by the Parties, acting reasonably. Prior to the Effective Time, the Parties shall not cause or permit ExploreCo or ExploreCo FinCo to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation, or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously agreed in writing by the Parties. The Parties agree to use commercially reasonable efforts to organize and structure ExploreCo so as to maximize efficiencies in the public company reporting obligations of ExploreCo in Canada and the United States (if any).

(b)                                                    Provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting respectively, pursuant to the Arrangement, the Penn West ExploreCo Conveyance Agreement and the Petrofund ExploreCo Conveyance Agreement, the Penn West ExploreCo Assets and the Petrofund ExploreCo Assets will be transferred to ExploreCo.

(c)                                                     Prior to the mailing of the Information Circulars, the Parties shall agree, acting reasonably, on the composition of the board of directors of ExploreCo. The initial senior management of ExploreCo will be drawn from existing senior management of Petrofund with Jeffrey D. Newcommon as President and Chief Executive Officer and Glen Fischer as Chief Operating Officer.

2.6                                                                               Employees

(a)                                                     Not less than one week prior to the Effective Date, the Parties shall agree on the employees of Penn West and Petrofund who will be offered employment by ExploreCo (the “ExploreCo Offered Employees”) on terms and conditions acceptable to the Parties, acting reasonably. The employment of all Petrofund Employees who are not ExploreCo Offered Employees, or who are not employed by ExploreCo as a result of the ExploreCo Transactions not occurring under the Plan of Arrangement (the “Continued Employees”) may be continued by Penn West or one of its Subsidiaries following the Effective Time on terms and conditions substantially similar, in the aggregate, to the terms and conditions on which they are currently employed and after taking into account participation by the Continued Employees in the Penn West Incentive Plan and the Penn West Savings Plan, such that their overall compensation remains substantially the same after the Effective Time.

(b)                                                    In the event that the employment of any Petrofund Employee who will not be an ExploreCo Offered Employee is not continued as a Continued Employee, such employee shall be entitled (unless such employee does not accept an offer of such employment as a Continued Employee on the terms contemplated by Section 2.6(a)), upon completion of the Arrangement, to the payment of a severance payment in an amount to be agreed by the Parties, acting reasonably. In addition, in the event that the ExploreCo Offered Employees (other than those ExploreCo Offered Employees entitled to severance payments under executive employment contracts with PC) are not employed with ExploreCo as a result of the ExploreCo Transactions not occurring under the Plan of Arrangement, such employees shall be entitled, upon completion of the Arrangement, to the payment of a severance payment in an amount to be agreed by the Parties, acting reasonably.

(c)                                                     The Parties acknowledge that the Arrangement will result in a “change of control” for purposes of the Petrofund Incentive Plans (with the result that all Petrofund Rights thereunder shall fully vest and be fully exercisable in connection with the Arrangement) and executive and employee (if applicable) employment and “change of control” agreements. The Parties further acknowledge that the Arrangement will not result in a “change of control” for purposes of the Penn West Incentive Plan and executive and employee (if applicable) employment and “change of control” agreements.

2.7                                                                               Completion of Transactions

Penn West shall cause MFCorp to complete the transactions contemplated herein and in the Plan of Arrangement. Provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively, Penn West and Petrofund shall cause each of ExploreCo and ExploreCo FinCo to complete the transactions contemplated herein and in the Plan of Arrangement.

2.8                                                                               Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about June 30, 2006 or as soon thereafter as reasonably practicable and in any event by July 31, 2006; provided, however that, in the event that the Penn West Trustee determines not to change Penn West’s distribution record date in June 2006 such that it occurs prior to June 30, 2006, the Parties shall use their reasonable commercial efforts to cause the Effective Date to occur after June 30, 2006 and prior to Petrofund’s distribution record date in July 2006 (the “Petrofund July Distribution Record Date”); provided, further that, if the Effective Date does not occur prior to the Petrofund July Distribution Record Date, the Parties agree that the Effective Date shall not occur during the period following the Petrofund July Distribution Record Date to July 24, 2006.

2.9                                                                               Petrofund Special Distribution

Provided that the Merger Resolution is approved by the Petrofund Unitholders at the Petrofund Meeting and the Penn West Unitholders at the Penn West Meeting, as of the Effective Date and in accordance with the provisions of the Plan of Arrangement, Petrofund shall declare and pay to the Petrofund Unitholders a special cash distribution in the amount of Cdn. $1.00 plus an additional amount of Cdn. $0.10 per Petrofund Unit as compensation for the difference in the distribution payment dates of Petrofund and Penn West in the event that the Effective Date occurs either after Penn West’s distribution record date in June 2006 but prior to Petrofund’s distribution record date in July 2006 or after Penn West’s distribution record date in July 2006 (the “Petrofund Special Distribution”).

2.10                                                                        United States Tax Considerations

The Parties intend that the series of transactions to be conducted pursuant to the Plan of Arrangement (“Combination Transactions”), considered together as a single integrated transaction for United States federal income tax purposes, will qualify as a “reorganization” within the meaning of Section 368(a)(1) of the U.S. Internal Revenue Code (the “Code”). This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). Each Party agrees that it shall (a) treat the Combination Transactions as a single integrated transaction for U.S. federal income tax purposes, (b) treat the Combination Transactions as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1) of the Code, and (c) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulation Section 1.368-3 in connection with the Combination Transactions. Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, no Party shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the Combination Transactions, considered together as a single integrated transaction, from qualifying as a “reorganization” within the meaning of Section 368(a)(1) of the Code with respect to Petrofund and the Petrofund Unitholders.

2.11                                                                        Post-Closing Wind-up

Provided the Arrangement is completed, unless it is determined by the Parties that is it is not necessary to effect the intention of the Parties set forth in Section 2.10, Penn West shall completely dissolve MFCorp as soon as reasonably practicable after the Effective Date and in any event within twelve (12) months following the Effective Date, and Penn West shall cause MFCorp not to engage in any business following the Effective Date. On the date after the Effective Date, Penn West shall cause Petrofund to file an election on U.S. Internal Revenue Service Form 8832 (Entity Classification Election) to classify Petrofund as a disregarded entity for United States federal income tax purposes as permitted under Section 7701 of the Internal Revenue Code and the Treasury Regulations promulgated thereunder and at all times after the Effective Time, Penn West shall be the sole unitholder and equity holder in Petrofund. Furthermore, Petrofund shall not engage in any business or hold any assets (other than a minimal amount of cash) from the Effective Time until the day after such election is filed with the U.S. Internal Revenue Service.

ARTICLE 3
COVENANTS

3.1                                                                               Covenants of Penn West and PWPL

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Petrofund (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)                                                     Penn West’s affairs and the business of PWPL and each of its other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)                                                    Penn West shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents, (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of its outstanding trust units other than regular monthly cash distributions on the Penn West Units of an amount equal to $0.34 per Penn West Unit, (iii) make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions, except that Penn West shall be entitled to change its distribution record date in June 2006 such that it occurs prior to the Effective Date (if the Effective Date occurs after the distribution record date for Petrofund in June 2006), or to change its distribution record date in July 2006 such that it occurs prior to the Effective Date (if the Effective Date occurs after the distribution record date for Petrofund in July 2006), (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Penn West or any of its Subsidiaries (other than to Penn West or any of its Subsidiaries), including, without limitation securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, trust units of Penn West (other than on exercise of currently outstanding Penn West Rights or to employees hired after the date hereof (in a manner consistent with past practice)

or pursuant to the Penn West DRIP), (v) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities, other than redemptions required pursuant to the Penn West Trust Indenture, (vi) split, combine or reclassify any of its trust units, (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Penn West, or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)                                                     Penn West will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $25 million individually or in the aggregate, (ii) expend or commit to expend amounts in respect of capital expenses in excess of $25 million individually or in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Penn West disclosed to Petrofund prior to the date hereof, (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement, (iv) reorganize, amalgamate, merge or otherwise combine Penn West or any of its Subsidiaries with any other Person, (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, which is not a Subsidiary or affiliate of Penn West, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer, with an acquisition cost in excess of $25 million individually or in the aggregate, (vi) acquire any assets with an acquisition cost in excess of $25 million individually or in the aggregate, (vii) incur any indebtedness for borrowed money in excess of the Penn West Credit Facilities or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement, (viii) authorize, recommend or propose any release or relinquishment of any material contract right, (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document, (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Penn West Financial Statements or otherwise in the ordinary course of business, (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions, (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days, (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty, or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)                                                    unless agreed in writing by the Parties, neither Penn West nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e)                                                     Penn West shall not, and shall cause each of its Subsidiaries to not:  (i) grant any officer, director, employee or consultant an increase in compensation in any form, (ii) grant any general salary increase, (iii)  take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, (iv)  unless otherwise agreed in writing by the Parties, adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements, or (v) advance any loan to any officer or director of Penn West or any of its Subsidiaries or any other party not at arm’s length to Penn West or any of its Subsidiaries;

(f)                                                       Penn West shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g)                                                    unless otherwise agreed in writing by the Parties, no amendments shall be made to outstanding Penn West Rights;

(h)                                                    Penn West shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(i)                                                        Penn West shall promptly notify Petrofund in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Penn West threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Penn West in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Penn West shall in good faith discuss with Petrofund any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Penn West, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Petrofund pursuant to this provision;

(j)                                                        Penn West shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 7.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k)                                                     Penn West shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Petrofund on or prior to the Effective Date;

(l)                                                        Penn West shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.2 and 6.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Penn West;

(m)                                                  Penn West shall provide notice to Petrofund of the Penn West Meeting and allow Petrofund’s representatives to attend such meeting;

(n)                                                    subject to compliance by Petrofund with Section 3.2(p), Penn West will ensure that the Penn West Information Circular provides Penn West Unitholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Petrofund Information and the ExploreCo Information in the Penn West Information Circular in the form approved by Petrofund and shall include or incorporate by reference, without limitation: (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws, (ii) the unanimous determination of the Penn West Board of Directors that the Arrangement is fair to Penn West Unitholders and is in the best interests of Penn West and Penn West Unitholders, and include the unanimous recommendation of the Penn West Board of Directors that the Penn West Unitholders vote in favour of the Merger Resolution and the ExploreCo Resolutions, and (iii) the fairness opinion of Penn West’s financial advisor dated as of the date of the Penn West Information Circular that the consideration to be provided by Penn West to the Petrofund Unitholders under the Arrangement is fair, from a financial point of view, to Penn West Unitholders; provided that, notwithstanding the covenants of Penn West in this subsection, prior to the completion of the Arrangement, the Penn West Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Penn West Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.2;

(o)                                                    Penn West will assist Petrofund in the preparation of the Petrofund Information Circular and provide to Petrofund, in a timely and expeditious manner, all information as may be reasonably requested by Petrofund with respect to Penn West and the Penn West ExploreCo Assets for inclusion in the Petrofund Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Petrofund to meet the standard referred to in Section 3.2(o) with respect to Penn West, the Arrangement and the transactions to be considered at the Petrofund Meeting;

(p)                                                    Penn West shall indemnify and save harmless Petrofund and the directors, officers and agents of Petrofund and PC, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Petrofund or PC, or any director, officer or agent thereof, may be subject or which Petrofund or PC, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)                                     any misrepresentation or alleged misrepresentation in the Penn West Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii)                                  any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Penn West Information Circular or in any material filed by or on behalf of Penn West in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Penn West Units; and

(iii)                               Penn West not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Penn West shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Petrofund Information included in the Penn West Information Circular or the negligence of Petrofund;

(q)                                                    except for proxies and other non-substantive communications with securityholders, Penn West will furnish promptly to Petrofund or Petrofund’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Penn West in connection with: (i) the Arrangement, (ii) the Penn West Meeting, (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby, and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(r)                                                       Penn West shall solicit proxies to be voted at the Penn West Meeting in favour of matters to be considered at the Penn West Meeting, including the Merger Resolution and the ExploreCo Resolutions; provided that Penn West shall not be required to engage a proxy solicitation agent for such purpose;

(s)                                                     Penn West shall conduct the Penn West Meeting in accordance with the Penn West Trust Indenture and any instrument governing the Penn West Meeting (including, without limitation, the Interim Order) as applicable, and as otherwise required by Applicable Laws;

(t)                                                       Penn West will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Penn West in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(u)                                                    Penn West will use its reasonable commercial efforts to obtain approval for the listing of the Penn West Units issuable pursuant to the Arrangement on the TSX and on the NYSE and, in connection with its listing of such units on the NYSE, register the Penn West Units pursuant to Section 12 of the U.S. Exchange Act and file or furnish, as applicable, all documentation with the SEC as required to effect, and comply with, such registration;

(v)                                                    for so long as (i) any “affiliate” (as such term is defined in Rule 405 under the U.S. Securities Act) of Petrofund (determined immediately prior to the Closing Time) holds Penn West Units that were received in exchange for its Petrofund Units pursuant to the Arrangement and (ii) the provisions of Rule 145(d)(2) or (3) under the U.S. Securities Act are not available for the resale of such Penn West Units by such affiliate within the United States, Penn West shall make available adequate current public information with respect to Penn West as contemplated by Rule 144(c) under the U.S. Securities Act;

(w)                                                  Penn West shall use its reasonable commercial efforts to expeditiously organize its affairs so as to enable it to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 within the time periods required for such compliance;

(x)                                                      in the event that dissent rights are given to Penn West Unitholders under the terms of the Interim Order, Penn West shall promptly advise Petrofund of the number of Penn West Units for which Penn West receives notices of dissent or written objections to the Arrangement and provide Petrofund with copies of such notices and written objections;

(y)                                                    prior to the Effective Date, Penn West will cooperate with Petrofund in making application to list on the TSX the ExploreCo Common Shares issuable pursuant to the Arrangement, the ExploreCo Incentive Plan, the ExploreCo Private Placement and the exercise of the ExploreCo Warrants;

(z)                                                      on or prior to the mailing of the Information Circulars, Penn West will deliver to Petrofund executed Penn West Support Agreements from each of the directors and officers of PWPL; and

(aa)                                               Penn West shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.2                                                                               Covenants of Petrofund and PC

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Penn West (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)                                                     Petrofund’s affairs and the business of PC and each of its other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)                                                    Petrofund shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents, (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of its outstanding trust units other than regular monthly cash distributions on the Petrofund Units of an amount equal to $0.20 per Petrofund Unit and the Petrofund Special Distribution contemplated by Section 2.9 hereof, (iii) make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions, (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Petrofund or any of its Subsidiaries (other than to Petrofund or any of its Subsidiaries), including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, trust units of Petrofund (other than on exercise of currently outstanding Petrofund Rights, to employees hired after the date hereof (in a manner consistent with past practice) or pursuant to the Petrofund DRIP), (v) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities, other than redemptions required pursuant to the Petrofund Trust Indenture, (vi) split, combine or reclassify any of its trust units; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Petrofund, or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)                                                     Petrofund will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $10 million individually or in the aggregate (ii) expend or commit to expend amounts in respect of capital expenses in excess of $10 million individually or in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Petrofund disclosed to Penn West prior to the date hereof, (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement, (iv) reorganize, amalgamate, merge or otherwise combine Petrofund or any of its Subsidiaries with any other Person, (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, which is not a Subsidiary or affiliate of Petrofund, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer with an acquisition cost in excess of $10 million individually or in the aggregate, (vi) acquire any assets with an acquisition cost in excess of $10 million individually or in the aggregate, (vii) incur any indebtedness for borrowed money in excess of the Petrofund Credit Facilities (including, for greater certainty, as such facilities may be amended or extended following the date of this Agreement) or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement, (viii) authorize, recommend or propose any release or relinquishment of any material contract right, (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document, (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Petrofund Financial Statements or otherwise in the ordinary course of business, (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions, (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days, (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty, or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)                                                    except so as to permit the acceleration of the vesting of Petrofund Rights as contemplated by Section 2.6 and except as may be agreed in writing by the Parties, neither Petrofund nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e)                                                     unless agreed in writing by the Parties, Petrofund shall not and shall cause each of its Subsidiaries to not:  (i) grant any officer, director, employee or consultant an increase in compensation in any form (other than grants under the Petrofund LTIP and the Petrofund Restricted Unit Plan to be made to the executive officers of Petrofund in accordance with the terms of such plans as has been communicated to Penn West), (ii) grant any general salary increase, (iii)  take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants,

(iv)  adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting of currently outstanding Petrofund Rights as contemplated by Section 2.6 hereof or as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements, or (v) advance any loan to any officer or director of Petrofund or any of its Subsidiaries or any other party not at arm’s length to Petrofund or any of its Subsidiaries;

(f)                                                       Petrofund shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g)                                                    each of Petrofund and PC shall use its commercially reasonable efforts to cause the resignation of all of the directors and officers of PC at the Effective Time (and for such directors and officers to provide releases in form and substance satisfactory to Penn West and Petrofund, each acting reasonably);

(h)                                                    Petrofund and PC shall use its commercially reasonable efforts to ensure that all outstanding Petrofund Rights are either exercised, terminated, expired or surrendered prior to the Effective Time provided that Petrofund and PC shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding Petrofund Rights without the prior written consent of Penn West, except to permit the early vesting of Petrofund Rights and to cause the cancellation, termination, expiry or surrender of the Petrofund Rights prior to the Effective Time without payment therefor;

(i)                                                        Petrofund shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(j)                                                        Petrofund shall promptly notify Penn West in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Petrofund threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Petrofund in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Petrofund shall in good faith discuss with Penn West any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Petrofund, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Penn West pursuant to this provision;

(k)                                                     Petrofund shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 7.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(l)                                                        Petrofund shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Penn West on or prior to the Effective Date;

(m)                                                  Petrofund shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.2 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Petrofund;

(n)                                                    Petrofund shall provide notice to Penn West of the Petrofund Meeting and allow Penn West’s representatives to attend such meeting;

(o)                                                    subject to compliance by Penn West with Section 3.1(o), Petrofund will ensure that the Petrofund Information Circular provides Petrofund Unitholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Penn West Information and the ExploreCo Information in the Petrofund Information Circular in the form approved by Penn West and shall include or incorporate by reference, without limitation: (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws, (ii) the unanimous Unitholders and is in the best interests of Petrofund and Petrofund Unitholders, and include the unanimous recommendation of the Petrofund Board of Directors that the Petrofund Unitholders vote in favour of the Merger Resolution and the ExploreCo Resolutions, and (iii) the fairness opinion of Petrofund’s financial advisor dated as of the date of the Petrofund Information Circular that the consideration to be received by the Petrofund Unitholders under the Arrangement is fair, from a financial point of view, to Petrofund Unitholders; provided that, notwithstanding the covenants of Petrofund in this subsection, prior to the completion of the Arrangement, the Petrofund Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Petrofund Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.1;

(p)                                                    Petrofund will assist Penn West in the preparation of the Penn West Information Circular and provide to Penn West, in a timely and expeditious manner, all information as may be reasonably requested by Penn West with respect to Petrofund and the Petrofund ExploreCo Assets for inclusion in the Penn West Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Penn West to meet the standard referred to in Section 3.1(n) with respect to Petrofund, the Arrangement and the transactions to be considered at the Penn West Meeting;

(q)                                                    Petrofund shall indemnify and save harmless Penn West and the directors, officers and agents of Penn West and PWPL, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Penn West or PWPL, or any director, officer or agent thereof, may be subject or which Penn West or PWPL, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)                                     any misrepresentation or alleged misrepresentation in the Petrofund Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii)                                  any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Petrofund Information Circular or in any material filed by or on behalf of Petrofund in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Petrofund Units; and

(iii)                               Petrofund not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Petrofund shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Penn West Information included in the Petrofund Information Circular or the negligence of Penn West;

(r)                                                       except for proxies and other non-substantive communications with securityholders, Petrofund will furnish promptly to Penn West or Penn West’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Petrofund in connection with: (i) the Arrangement, (ii) the Petrofund Meeting, (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby, and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(s)                                                     Petrofund shall solicit proxies to be voted at the Petrofund Meeting in favour of matters to be considered at the Petrofund Meeting, including the Merger Resolution and the ExploreCo Resolutions provided that Petrofund shall not be required to engage a proxy solicitation agent for such purpose;

(t)                                                       Petrofund shall conduct the Petrofund Meeting in accordance with the Petrofund Trust Indenture and any instrument governing the Petrofund Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(u)                                                    Petrofund will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Petrofund in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(v)                                                    in the event that dissent rights are given to Petrofund Unitholders under the terms of the Interim Order, Petrofund shall promptly advise Penn West of the number of Petrofund Units for which Petrofund receives notices of dissent or written objections to the Arrangement and provide Penn West with copies of such notices and written objections;

(w)                                                  prior to the Effective Date, Petrofund will cooperate with Penn West in making application to list the Penn West Units issuable pursuant to the Arrangement on the TSX and on the NYSE;

(x)                                                      on or prior to the mailing of the Information Circulars, Petrofund will deliver to Penn West executed Petrofund Support Agreements from each of the directors and officers of PC; and

(y)                                                    Petrofund shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.3                                                                               Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of Penn West, PWPL, Petrofund and PC will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a)                                                     to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)                                                    to, not less than one week prior to the Effective Date, agree to the list of ExploreCo Offered Employees and the Continued Employees and the amounts payable in respect of severance obligations to those Petrofund Employees who will not be ExploreCo Offered Employees or Continued Employees, if any and to, on or before the Effective Date, cause offers or confirmations of employment, as applicable, to be made to the ExploreCo Offered Employees and the Continued Employees, as applicable;

(c)                                                     to identify up to three nominees (the “Petrofund Nominees”) from the current board of directors of PC to be elected to the board of directors of PWPL and to include as part of the Merger Resolution submitted to the Penn West Unitholders for approval, a resolution to elect such Petrofund Nominees to the board of PWPL;

(d)                                                    to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(e)                                                     to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and each of Penn West and Petrofund will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of PWPL and PC, subject in all cases to the Confidentiality Agreement;

(f)                                                       reasonably cooperate with the other Party and its tax advisors in structuring the Arrangement in a tax effective manner (including the use of a corporation with existing tax losses to act as ExploreCo), and assist the other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Party and its tax advisors shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by any of its securityholders;

(g)                                                    use their reasonable commercial efforts to cause the mailing of the Information Circular to their respective securityholders (the “Mailing Date”) to occur as soon as reasonably practicable following the date hereof and in any event by June 2, 2006; and

(h)                                                    use their reasonable commercial efforts to obtain approval for the listing on the TSX of the ExploreCo Common Shares issuable pursuant to the Arrangement, the ExploreCo Incentive Plan, the ExploreCo Private Placement and the ExploreCo Warrants.

3.4                                                                               Mutual Covenants Regarding Non-Solicitation

(a)                                                     Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)                                                    Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)                                     solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii)                                  enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)                               waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)                              accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each Party and its officers, directors and advisers may:

(v)                                 enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A)                              the third party has first made a written bona fide Acquisition Proposal which the board of directors of the administrator of such Party determines in good faith: (1) that funds or other consideration necessary for the Acquisition

Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator or manager of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and the constating documents of the Receiving Party (a “Superior Proposal”); and

(B)                                prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, copies of all information provided to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party’s questions with respect thereto; or

(vi)                              comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)                           accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of its administrator shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and such Party complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 9.1(e) or Section 9.1(f), as applicable, and concurrently therewith pays the amount required by Section 7.1 or 7.2, as applicable, to the Other Party.

(c)                                                     Each Party in receipt of a Superior Proposal (a “Receiving Party”) shall give the other Party (the “Responding Party”), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of its administrator to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the administrator of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of this agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend this agreement and the Arrangement to provide that the holders of the Penn West Units or Petrofund Units, as applicable, (the “Receiving Party Securities”) shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the administrator of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the administrator of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d)                                                    Each Party agrees that all information that may be provided to it by the other Party with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e)                                                     Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. Penn West shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives, and Petrofund shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

3.5                                                                               Provision of Information; Access

(a)                                                     From and after the date hereof, Petrofund shall provide Penn West and its representatives access, during normal business hours and at such other time or times as Penn West may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Penn West all information concerning its business, properties and personnel as Penn West may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Penn West to be in a position to expeditiously and efficiently integrate the business and operations of each of Petrofund and Penn West immediately upon but not prior to the Effective Date.

(b)                                                    From and after the date hereof, Penn West shall provide Petrofund and its representatives access, during normal business hours and at such other time or times as Petrofund may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Petrofund all information concerning its business, properties and personnel as Petrofund may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Petrofund to be in a position to expeditiously and efficiently integrate the business and operations of each of Petrofund and Penn West immediately upon but not prior to the Effective Date.

ARTICLE 4
EXPLORECO PRIVATE PLACEMENT AND INCENTIVE PLAN

4.1                                                                               ExploreCo Private Placement

Subject to receipt of all necessary approvals including the approval of the ExploreCo Resolutions at the Penn West Meeting and the Petrofund Meeting, prior to the completion of the Arrangement, ExploreCo FinCo shall complete the ExploreCo Private Placement.

4.2                                                                               ExploreCo Incentive Plan

Subject to receipt of all necessary approvals, including the approval of the ExploreCo Resolutions at the Penn West Meeting and the Petrofund Meeting, ExploreCo shall adopt the ExploreCo Incentive Plan.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1                                                                               Representations and Warranties of Penn West

Penn West and PWPL hereby jointly and severally make the representations and warranties set forth in this Section 5.1 to and in favour of Petrofund and PC and acknowledge that each of Petrofund and PC is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)                                                     Organization and Qualification. Penn West is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. PP is a partnership duly created and validly existing under the Laws of the Province of Alberta, the partners of which have the requisite partnership power and authority to own the assets and to carry on its business on behalf of PP as now conducted by PP. PWPL is a corporation duly amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Penn West Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Penn West Parties. Copies of the constating documents of the Penn West Parties (including the Penn West Material Agreements) provided to PC, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)                                                    Authority Relative to this Agreement. PWPL has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Penn West, as applicable, and each of Penn West and PWPL has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Penn West and PWPL of the Arrangement have been duly authorized by the Penn West Board of Directors and, subject to the requisite approval of the Penn West Unitholders, no other proceedings on the part of Penn West or PWPL are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Penn West and PWPL and constitutes a legal, valid and binding obligation of each of Penn West and PWPL enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)                                                     Subsidiaries. Penn West has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d)                                                    No Violations. Except as disclosed in the Penn West Disclosure Letter, or as contemplated by this Agreement:

(i)                                     neither the execution and delivery of this Agreement by Penn West and PWPL nor the consummation of the Arrangement nor compliance by the Penn West Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Penn West Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Penn West Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any Penn West Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Penn West Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Penn West Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Penn West Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Penn West Parties taken as a whole, or significantly impede the ability of the Penn West Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Penn West Parties; and

(ii)                                  other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of Penn West Unitholders, (A) there is no legal impediment to the Penn West Parties’ consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Penn West Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Penn West Parties, or significantly impede the ability of the Penn West Parties to consummate the Arrangement.

(e)                                                     Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of PWPL, threatened or for which there is a reasonable basis, affecting or that would affect the Penn West Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the

Penn West Parties which, if successful, would have a Material Adverse Effect on the Penn West Parties, or would significantly impede the ability of the Penn West Parties to consummate the Arrangement.

(f)                                                       Taxes, etc. Except as disclosed in the Penn West Disclosure Letter:

(i)                                     All Tax Returns required to be filed by or on behalf of any Penn West Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Penn West Parties with respect to items or periods covered by such Tax Returns;

(ii)                                  Penn West has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2005 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii)                               for all periods ended on and after December 31, 2005, Petrofund has been furnished by Penn West true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by any Penn West Party or on behalf of any Penn West Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Penn West Party;

(iv)                              no material deficiencies exist or have been asserted with respect to Taxes of Penn West or any of its Subsidiaries;

(v)                                 none of Penn West or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Penn West and PWPL, has such an event been asserted or threatened against Penn West or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Penn West Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Penn West or its Material Subsidiaries. No audit by tax authorities of Penn West or its Material Subsidiaries is in process or pending, to the knowledge of Penn West; and

(vi)                              Penn West has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2005 (or such amounts are fully funded) for all pension or other employee benefit obligations of Penn West and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Penn West or its Material Subsidiaries.

(g)                                                    Reporting Issuer Status. Penn West is a reporting issuer (where such concept exists) in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick and is in material compliance with all Applicable Canadian Securities Laws therein and the Penn West Units are listed and posted for trading on the TSX and Penn West is in material compliance with the rules of the TSX. As of the date of this Agreement (i) the Penn West Units are not a class of securities registered or required to be registered pursuant to Section 12 of the U.S. Exchange Act, and (ii) Penn West reasonably believes that there is not

“substantial market interest” (as such term is defined in Regulation S under the U.S. Securities Act) with respect to such class of securities.

(h)                                                    Capitalization. As of the date hereof, the authorized capital of Penn West consists of an unlimited number of Penn West Units and an unlimited number of Special Voting Units (as defined in the Penn West Trust Indenture). As of the date hereof, there were issued and outstanding approximately 164.2 million Penn West Units and nil Special Voting Units. Other than: (i) the Penn West Rights and 16.1 million Penn West Units reserved for issuance pursuant to the Penn West Rights under the Penn West Incentive Plan and Penn West Savings Plan, and (ii) Penn West Units which may be issued pursuant to the Penn West DRIP (the securities listed in subsections 5.1(h)(i) and (ii) are collectively, the “Penn West Units Instruments”), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Penn West of any securities of Penn West (including Penn West Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Penn West (including Penn West Units). All outstanding Penn West Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Penn West Units issuable pursuant to the Penn West Units Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)                                                        Ownership of Subsidiaries. As of the date hereof, Penn West is the beneficial direct or indirect owner of all of the outstanding shares and partnership units, as applicable, of the Material Subsidiaries of Penn West with good title thereto free and clear of any and all encumbrances, There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Penn West Parties (other than Penn West) of any securities of the Penn West Parties (other than Penn West) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Penn West Parties (other than Penn West). All outstanding securities of the Penn West Parties (other than Penn West) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)                                                        No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Penn West Units or any other securities of Penn West has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Penn West and PWPL, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k)                                                     Material Agreements. There are no agreements material to the conduct of the Penn West Parties’ affairs or businesses, as applicable, and PWPL, except for those agreements disclosed in the Public Record, disclosed in the Penn West Disclosure Letter or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Penn West Party that is a party thereto is not in material default under any such agreements.

(l)                                                        Filings. Penn West has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. PWPL will deliver to PC, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Penn West with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Petrofund Parties, as to which Penn West and PWPL make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m)                                                  No Material Adverse Change. Since January 1, 2006, other than as disclosed in the Public Record: (i) the Penn West Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Penn West, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the Penn West Parties taken as a whole.

(n)                                                    Books and Records. The records and minute books of the Penn West Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o)                                                    Reports. As of their respective dates: (i) the Penn West Financial Statements, (ii) Penn West’s Annual Information Form dated March 24, 2006 (including all documents incorporated by reference therein), (iii) all Penn West press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2006, and (iv) all prospectuses or other offering documents used by Penn West in the offering of its securities or filed with the Securities Authorities since January 1, 2006, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Penn West Financial Statements and other financial statements of Penn West included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Penn West’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and cash flows of Penn West on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Penn West on a consolidated basis. There has been no material change in Penn West accounting policies, except as described in the notes to the Penn West Financial Statements, since January 1, 2006.

(p)                                                    Absence of Undisclosed Liabilities. The Penn West Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)                                     those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Penn West Financial Statements (the “Penn West Balance Sheets”);

(ii)                                  those incurred in the ordinary course of business and not required to be set forth in the Penn West Balance Sheets under GAAP;

(iii)                               those incurred in the ordinary course of business since the dates of the Penn West Balance Sheets and consistent with past practice; and

(iv)                              those incurred in connection with the execution of this Agreement.

(q)                                                    Environmental. Except as disclosed in the Penn West Disclosure Letter or in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Penn West Party, nor has any Penn West Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Penn West. All operations of the Penn West Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Penn West Parties, taken as a whole. The Penn West Parties are not subject to nor are Penn West or PWPL aware of:

(i)                                     any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)                                  any demand or notice with respect to the breach of any Environmental Laws applicable to the Penn West Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would have a Material Adverse Effect on the Penn West Parties.

(r)                                                       Title. Although they do not warrant title, except as disclosed in the Penn West Disclosure Letter, neither Penn West nor PWPL has any knowledge or is aware of any defects, failures or impairments in the title of the Penn West Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets, (ii) the current production volumes of the Penn West Parties, or (iii) the current consolidated cash flow of the Penn West Parties.

(s)                                                     Licences. Except as disclosed in the Public Record, each of the Penn West Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on the Penn West Parties.

(t)                                                       Compliance with Laws. Each of the Penn West Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Penn West Parties or on the ability of the Penn West Parties to consummate the Arrangement.

(u)                                                    Long Term and Derivative Transactions. Except as disclosed in the Public Record or as disclosed to Petrofund in the Penn West Disclosure Letter, none of the Penn West Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)                                                    Fairness Opinion. The Penn West Board of Directors received a verbal opinion on April 15, 2006 from Scotia Capital Inc. that the consideration to be provided by Penn West to the Petrofund Unitholders in connection with the Arrangement is fair, from a financial point of view, to the Penn West Unitholders and expects to receive a written fairness opinion to the same effect prior to the mailing of the Information Circulars for inclusion therein (the “Penn West Fairness Opinion”).

(w)                                                  Employee Benefit Plans. Penn West will make available to Petrofund true, complete and correct copies of each employee benefits plan (the “Penn West Plans”) covering active, former or retired employees of the Penn West Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Penn West Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor, (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof, (iii) each Penn West Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval, (iv) to the knowledge of Penn West and PWPL, there are no pending or anticipated material claims against or otherwise involving any of the Penn West Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Penn West Plan activities) has been brought against or with respect to any Penn West Plan, (v) all material contributions, reserves or premium payments required to be made to the Penn West Plans have been made or provided for, and (vi) no Penn West Party has any material obligations for retiree health and life benefits under any Penn West Plan.

(x)                                                      Insurance. Policies of insurance are in force as of the date hereof naming a Penn West Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Penn West Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y)                                                    Indebtedness To and By Officers, Directors and Others. None of the Penn West Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm’s length to any Penn West Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Penn West Parties.

(z)                                                      No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Penn West Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Penn West Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Penn West Party from engaging in this business or from competing with any Person or in any geographic area.

(aa)                                               Guarantees and Indemnification. Other than as disclosed in writing to Petrofund in the Penn West Disclosure Letter or in the Public Record, no Penn West Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Penn West Party.

(bb)                                             Information to Independent Engineer. Penn West and PWPL have no reason to believe that the report prepared by GLJ dated March 10, 2006 and effective as at December 31, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Penn West and PWPL as of December 31, 2005 (the “Penn West Report”) and, if applicable, any updates to such report or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Penn West Information Circular, whether in addition to or as a replacement to the Penn West Report was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Penn West and PWPL have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Penn West has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of Penn West and PWPL, in each case as at the effective dates of such reports, and, in particular, all material information respecting the interests of Penn West and PWPL interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(cc)                                               No Insider Rights. No director, officer, insider or other party not at arm’s length to any Penn West Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Penn West Party.

(dd)                                             Disclosure. The data and information in respect of the Penn West Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Penn West to or on behalf of Petrofund was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ee)                                               Debt. As at March 31, 2006, Penn West’s long-term debt, bank debt and working capital deficiency did not, in the aggregate, exceed $720 million exclusive of any hedging obligations.

(ff)                                                   No Defaults under Leases and Agreements. Except as disclosed in writing to Petrofund in the Penn West Disclosure Letter:

(i)                                     no Penn West Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Penn West Parties’ oil and gas assets to which a Penn West Party is a party or by or to which a Penn West Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii)                                  to their knowledge:

(A)                              each of the Penn West Parties is in good standing under all, and is not in default under any; and

(B)                                there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(gg)                                             No Encumbrances. None of the Penn West Parties has encumbered or alienated its interest in the Penn West Parties’ oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Penn West Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Petrofund in the Penn West Disclosure Letter.

(hh)                                             No Reduction of Interests. Except as disclosed in writing to Petrofund in the Penn West Disclosure Letter and except as is reflected in the Penn West Report, none of the Penn West Parties’ oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Penn West Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(ii)                                                     Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Penn West Parties’ oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(jj)                                                     Production Allowables and Production Penalties.

(i)                                     None of the wells in which any of the Penn West Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Penn West Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii)                                  None of the Penn West Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(kk)                                               Operation and Condition of Wells. All wells in which any of the Penn West Parties holds an interest:

(i)                                     for which any of the Penn West Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii)                                  for which none of the Penn West Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(ll)                                                     Operation and Condition of Tangibles. The Penn West Parties’ tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i)                                     for which any of the Penn West Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which a Penn West Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)                                  for which none of the Penn West Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which none of the Penn West Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(mm)                                         Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the Penn West Parties’ oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Penn West Financial Statements in excess of $5 million for each such commitment, approval or authorization other than pursuant to the 2006 capital budget disclosed in writing to Petrofund.

(nn)                                             Brokers and Finders. The Penn West Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated (except as disclosed to Petrofund), except for those advisors which have been retained by Penn West as financial advisors in connection with certain matters including the transactions contemplated hereby. After the payment of such financial obligations to Penn West’s financial advisors, the Penn West Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(oo)                                             Employment and Officer Obligations. Other than PWPL’s existing employee health and benefit plans, employee savings plans, pension obligations or as disclosed in writing to Petrofund in the Penn West Disclosure Letter, there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Penn West Parties. Except as otherwise agreed by the Parties, the obligations of the Penn West Parties under any employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Penn West incentive plan, arising out of or in connection with the Arrangement, shall be nil.

(pp)                                             Confidentiality Agreements. All agreements entered into by Penn West with persons other than Petrofund regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Penn West or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Penn West has not waived the standstill or other provisions of any of such agreements.

(qq)                                             Outstanding Acquisitions. The Penn West Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed in excess of $2 million for any one agreement to purchase or $5 million in the aggregate.

(rr)                                                   Mutual Fund Trust. Penn West is a “mutual fund trust” and a “unit trust” within the meaning of the ITA.

(ss)                                               Place of Principal Offices. The principal offices of the Penn West Parties are not located within the United States.

(tt)                                                   Location of Assets and U.S. Sales. The assets and property of the Penn West Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Penn West’s most recent completed fiscal year.

(uu)                                             Foreign Private Issuer. Penn West is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(vv)                                             Investment Company. To its knowledge and awareness, and without investigation, Penn West is not an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(ww)                                         Investment Canada Act. Penn West is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

(xx)                                                 Board Approval. Subject to the delivery of the Penn West Fairness Opinion, the Penn West Board of Directors has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Penn West and the Penn West Unitholders, and has unanimously determined that the Arrangement is fair to Penn West Unitholders and has resolved to unanimously recommend approval of the Arrangement and the ExploreCo Resolutions by Penn West Unitholders. In addition, the Penn West Board of Directors has unanimously determined to recommend to the Penn West Trustee that Penn West’s distribution record date for June 2006 (and July 2006, if required) be changed in the manner permitted by Section 3.1(b)(iii) of this Agreement.

(yy)                                             Penn West Disclosure Letter. The matters disclosed to Petrofund in the Penn West Disclosure Letter remain true and correct as of the date hereof.

(zz)                                                 Disclosure. To the knowledge of Penn West, Penn West has not withheld from Petrofund any material information or documents concerning Penn West or any of its Subsidiaries or their respective assets or liabilities during the course of Petrofund’s review of Penn West and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Petrofund by Penn West pursuant hereto (including without limitation, any matter disclosed by Penn West in the Penn West Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

(aaa)                                         Off-Balance Sheet Arrangements. Penn West does not have any “off-balance sheet arrangements” as such term is defined in Form 40-F adopted by the SEC.

5.2                                                                               Representations and Warranties of Petrofund

Each of Petrofund and PC hereby jointly and severally make the representations and warranties set forth in this Section 5.2 to and in favour of Penn West and PWPL and acknowledge that each of Penn West and PWPL is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)                                                     Organization and Qualification. Petrofund is a trust duly created and validly existing under the Laws of the Province of Ontario and AVT is a trust duly created and validly existing under the Laws of the Province of Alberta and each has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. PC is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Petrofund Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Petrofund Parties. Copies of the constating documents of the Petrofund Parties (including the Petrofund

Material Agreements) provided to PWPL, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)                                                    Authority Relative to this Agreement. PC has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Petrofund, as applicable, and each of Petrofund and PC has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Petrofund and PC of the Arrangement have been duly authorized by the Petrofund Board of Directors and, subject to the requisite approval of the Petrofund Unitholders, no other proceedings on the part of Petrofund or PC are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Petrofund and PC and constitutes a legal, valid and binding obligation of each of Petrofund and PC enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)                                                     Subsidiaries. Petrofund has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d)                                                    No Violations. Except as disclosed to Penn West in the Petrofund Disclosure Letter, or as contemplated by this Agreement:

(i)                                     neither the execution and delivery of this Agreement by Petrofund and PC nor the consummation of the Arrangement nor compliance by the Petrofund Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Petrofund Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Petrofund Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any Petrofund Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Petrofund Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Petrofund Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Petrofund Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Petrofund Parties taken as a whole, or significantly impede the ability of the Petrofund Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Petrofund Parties; and

(ii)                                  other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of Petrofund Unitholders, (A) there is no legal impediment to the Petrofund Parties’ consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Petrofund Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Petrofund Parties, or significantly impede the ability of the Petrofund Parties to consummate the Arrangement.

(e)                                                     Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of PC, threatened or for which there is a reasonable basis, affecting or that would affect the Petrofund Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Petrofund Parties which, if successful, would have a Material Adverse Effect on the Petrofund Parties, or would significantly impede the ability of the Petrofund Parties to consummate the Arrangement.

(f)                                                       Taxes, etc. Except as disclosed in the Petrofund Disclosure Letter:

(i)                                     all Tax Returns required to be filed by or on behalf of any Petrofund Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Petrofund Parties with respect to items or periods covered by such Tax Returns;

(ii)                                  Petrofund has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2005 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii)                               for all periods ended on and after December 31, 2005, Penn West has been furnished by Petrofund true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by any Petrofund Party or on behalf of any Petrofund Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Petrofund Party;

(iv)                              no material deficiencies exist or have been asserted with respect to Taxes of Petrofund or any of its Subsidiaries;

(v)                                 none of Petrofund or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Petrofund and PC, has such an event been asserted or threatened against Petrofund or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Petrofund Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Petrofund or its Material Subsidiaries. No audit by tax authorities of Petrofund or its Material Subsidiaries is in process or pending, to the knowledge of Petrofund; and

(vi)                              Petrofund has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2005 (or such amounts are fully funded) for all pension or other employee benefit obligations of Petrofund and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Petrofund or its Material Subsidiaries.

(g)                                                    Reporting Issuer Status. Petrofund is a reporting issuer (where such concept exists) in all provinces and territories of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Petrofund Units are registered pursuant to Section 12 of the U.S. Exchange Act and Petrofund is in material compliance with all applicable U.S. Securities Laws, including the Sarbanes Oxley Act of 2002. The Petrofund Units are listed and posted for trading on the TSX and the AMEX and Petrofund is in material compliance with the rules of the TSX and AMEX.

(h)                                                    Capitalization. As of the date hereof, the authorized capital of Petrofund consists of an unlimited number of Petrofund Units and an unlimited number of Special Voting Rights (as defined in the Petrofund Trust Indenture). As of the date hereof, there were issued and outstanding 117.2 million Petrofund Units and one Petrofund Special Voting Unit. Other than: (i) the Petrofund Rights and up to 2,017,234 Petrofund Units issuable pursuant to the Petrofund Rights under the Petrofund Incentive Plans, (ii) the Petrofund Exchangeable Shares and 356,147 Petrofund Units issuable pursuant to such shares (based on the exchange ratio as of May 23, 2006), (iii) Petrofund Units which may be issued pursuant to the Petrofund DRIP (the securities listed in subsection 5.2(h)(i) through (iii) are collectively, the “Petrofund Securities Instruments”), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Petrofund of any securities of Petrofund (including Petrofund Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Petrofund (including Petrofund Units). All outstanding Petrofund Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Petrofund Units issuable pursuant to the Petrofund Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)                                                        Ownership of Subsidiaries. As of the date hereof, Petrofund is the beneficial direct or indirect owner of all of the outstanding shares and trust units, as applicable, of the Material Subsidiaries of Petrofund with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under the Petrofund Credit Facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Petrofund Parties (other than Petrofund) of any securities of the Petrofund Parties (other than Petrofund) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Petrofund Parties (other than Petrofund). All outstanding securities of the Petrofund Parties (other than Petrofund) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)                                                        No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Petrofund Units or any other securities of Petrofund has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Petrofund and PC, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k)                                                     Material Agreements. There are no agreements material to the conduct of the Petrofund Parties’ affairs or businesses, as applicable, and PC, except for those agreements disclosed in the Public Record, disclosed in the Petrofund Disclosure Letter or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Petrofund Party that is a party thereto is not in material default under any such agreements.

(l)                                                        Filings. Petrofund has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. PC will deliver to PWPL, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Petrofund with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Penn West Parties, as to which Petrofund and PC make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m)                                                  No Material Adverse Change. Since January 1, 2006, other than as disclosed in the Public Record: (i) the Petrofund Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Petrofund, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the Petrofund Parties taken as a whole.

(n)                                                    Books and Records. The records and minute books of the Petrofund Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o)                                                    Reports. As of their respective dates: (i) the Petrofund Financial Statements, (ii) Petrofund’s Annual Information Form dated March 15, 2006 (including all documents incorporated by reference therein), (iii) Petrofund’s information circular and proxy statement for the annual meeting of Petrofund Unitholders on April 19, 2006, (iv) all Petrofund press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2006, (v) Petrofund’s annual report on Form 40-F filed with the SEC on March 20, 2006, and (vi) all prospectuses or other offering documents used by Petrofund in the offering of its securities or filed with the Securities Authorities since January 1, 2006, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Petrofund Financial Statements and other financial statements of Petrofund included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Petrofund’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Petrofund on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Petrofund on a consolidated basis. There has been no material change in Petrofund accounting policies, except as described in the notes to the Petrofund Financial Statements, since January 1, 2006.

(p)                                                    Absence of Undisclosed Liabilities. The Petrofund Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)                                     those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Petrofund Financial Statements (the “Petrofund Balance Sheets”);

(ii)                                  those incurred in the ordinary course of business and not required to be set forth in the Petrofund Balance Sheets under GAAP;

(iii)                               those incurred in the ordinary course of business since the dates of the Petrofund Balance Sheets and consistent with past practice; and

(iv)                              those incurred in connection with the execution of this Agreement.

(q)                                                    Environmental. Except as disclosed in the Petrofund Disclosure Letter or than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Petrofund Party, nor has any Petrofund Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Petrofund. All operations of the Petrofund Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Petrofund Parties, taken as a whole. The Petrofund Parties are not subject to nor are Petrofund or PC aware of:

(i)                                     any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)                                  any demand or notice with respect to the breach of any Environmental Laws applicable to the Petrofund Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would have a Material Adverse Effect on the Petrofund Parties.

(r)                                                       Title. Although they do not warrant title, except as disclosed in the Petrofund Disclosure Letter, neither Petrofund nor PC has any knowledge or is aware of any defects, failures or impairments in the title of the Petrofund Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets, (ii) the current production volumes of the Petrofund Parties, or (iii) the current consolidated cash flow of the Petrofund Parties.

(s)                                                     Licences. Except as disclosed in the Public Record, each of the Petrofund Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on the Petrofund Parties.

(t)                                                       Compliance with Laws. Each of the Petrofund Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Petrofund Parties or on the ability of the Petrofund Parties to consummate the Arrangement.

(u)                                                    Long Term and Derivative Transactions. Except as disclosed in the Public Record or as disclosed to Penn West in the Petrofund Disclosure Letter, none of the Petrofund Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)                                                    Fairness Opinion. The Petrofund Board of Directors received a verbal opinion on April 16, 2006 from CIBC World Markets Inc. that the consideration to be received by Petrofund Unitholders in connection with the Arrangement is fair, from a financial point of view, to the Petrofund Unitholders and expects to receive a written fairness opinion to the same effect prior to the mailing of the Information Circulars for inclusion therein (the “Petrofund Fairness Opinion”).

(w)                                                  Employee Benefit Plans. Petrofund will make available to Penn West true, complete and correct copies of each employee benefits plan (the “Petrofund Plans”) covering active, former or retired employees of the Petrofund Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Petrofund Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor, (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof, (iii) each Petrofund Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval, (iv) to the knowledge of Petrofund and PC, there are no pending or anticipated material claims against or otherwise involving any of the Petrofund Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Petrofund Plan activities) has been brought against or with respect to any Petrofund Plan, (v) all material contributions, reserves or premium payments required to be made to the Petrofund Plans have been made or provided for, and (vi) no Petrofund Party has any material obligations for retiree health and life benefits under any Petrofund Plan.

(x)                                                      Insurance. Policies of insurance are in force as of the date hereof naming a Petrofund Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Petrofund Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y)                                                    Indebtedness To and By Officers, Directors and Others. None of the Petrofund Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm’s length to any Petrofund Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Petrofund Parties.

(z)                                                      No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Petrofund Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Petrofund Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Petrofund Party from engaging in this business or from competing with any Person or in any geographic area.

(aa)                                               Guarantees and Indemnification. Other than as disclosed in writing to Penn West in the Petrofund Disclosure Letter or in the Public Record, no Petrofund Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Petrofund Party.

(bb)                                             Information to Independent Engineer. Petrofund and PC have no reason to believe that the report prepared by GLJ dated February 9, 2006 and effective as at December 31, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Petrofund as of December 31, 2005 (the “Petrofund Report”), and, if applicable, any updates to such report or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Petrofund Information Circular, whether in addition to or as a replacement for the Petrofund Report was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Petrofund and PC have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Petrofund has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Petrofund Parties, in each case as at the effective dates of such reports, and, in particular, all material information respecting the Petrofund Parties’ interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(cc)                                               No Insider Rights. No director, officer, insider or other party not at arm’s length to any Petrofund Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Petrofund Party.

(dd)                                             Disclosure. The data and information in respect of the Petrofund Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Petrofund to or on behalf of Penn West was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ee)                                               Debt. As at March 31, 2006, Petrofund’s long-term debt, bank debt and working capital deficiency did not, in the aggregate, exceed $475 million exclusive of any hedging obligations.

(ff)                                                   No Defaults under Leases and Agreements. Except as disclosed in writing to Penn West in the Petrofund Disclosure Letter:

(i)                                     no Petrofund Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Petrofund Parties’ oil and gas assets to which a Petrofund Party is a party or by or to which a Petrofund Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii)                                  to their knowledge:

(A)                              each of the Petrofund Parties is in good standing under all, and is not in default under any; and

(B)                                there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(gg)                                             No Encumbrances. None of the Petrofund Parties has encumbered or alienated its interest in the Petrofund Parties’ oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Petrofund Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta, Saskatchewan or Manitoba) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Penn West in the Petrofund Disclosure Letter.

(hh)                                             No Reduction of Interests. Except as disclosed in writing to Penn West in the Petrofund Disclosure Letter and except as is reflected in the Petrofund Report, none of the Petrofund Parties’ oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Petrofund Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(ii)                                                     Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Petrofund Parties’ oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(jj)                                                     Production Allowables and Production Penalties.

(i)                                     None of the wells in which any of the Petrofund Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Petrofund Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii)                                  None of the Petrofund Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(kk)                                               Operation and Condition of Wells. All wells in which any of the Petrofund Parties holds an interest:

(i)                                     for which any of the Petrofund Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii)                                  for which none of the Petrofund Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(ll)                                                     Operation and Condition of Tangibles. The Petrofund Parties’ tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i)                                     for which any of the Petrofund Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which a Petrofund Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)                                  for which none of the Petrofund Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which none of the Petrofund Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(mm)                                         Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the Petrofund Parties’ oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Petrofund Financial Statements in excess of $2.5 million for each such commitment, approval or authorization other than pursuant to the 2006 capital budget disclosed in writing to Penn West.

(nn)                                             Brokers and Finders. The Petrofund Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated (except as disclosed to Penn West), except for those advisors which have been retained by Petrofund as financial advisors in connection with certain matters including the transactions contemplated hereby. After the payment of such financial obligations to Petrofund’s financial advisors, the Petrofund Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(oo)                                             Employment and Officer Obligations. Other than the Petrofund Employment Agreements, PC’s existing health plan, pension obligations or as disclosed in writing to Penn West in the Petrofund Disclosure Letter, there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Petrofund Parties. The obligations of Petrofund Parties under the Petrofund Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Petrofund incentive plan, arising out of or in connection with the Arrangement, shall not exceed the amounts set forth in the Petrofund Disclosure Letter.

(pp)                                             Confidentiality Agreements. All agreements entered into by Petrofund with persons other than Penn West regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Petrofund or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Penn West has not waived the standstill or other provisions of any of such agreements.

(qq)                                             Outstanding Acquisitions. The Petrofund Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed in excess of $2 million individually or $5 million in the aggregate.

(rr)                                                   Mutual Fund Trust. Petrofund is a “mutual fund trust” and a “unit trust” within the meaning of the ITA.

(ss)                                               Place of Principal Offices. The principal offices of the Petrofund Parties are not located within the United States.

(tt)                                                   Location of Assets and U.S. Sales. The assets and property of the Petrofund Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Petrofund’s most recent completed fiscal year.

(uu)                                             Foreign Private Issuer. Petrofund is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(vv)                                             Investment Company. To its knowledge and awareness, and without investigation, Petrofund is not an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(ww)                                         Investment Canada Act. Petrofund is a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

(xx)                                                 Board Approval. Subject to the delivery of the Petrofund Fairness Opinion by CIBC World Markets Inc., the Petrofund Board of Directors has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Petrofund and the Petrofund Unitholders, and has unanimously determined that the Arrangement is fair to Petrofund Unitholders and has resolved to unanimously recommend approval of the Arrangement and the ExploreCo Resolutions by Petrofund Unitholders.

(yy)                                             Petrofund Disclosure Letter. The matters disclosed to Penn West in the Petrofund Disclosure Letter remain true and correct as of the date hereof.

(zz)                                                 Disclosure. To the knowledge of Petrofund, Petrofund has not withheld from Penn West any material information or documents concerning Petrofund or any of its Subsidiaries or their respective assets or liabilities during the course of Penn West’s review of Petrofund and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Penn West by Petrofund pursuant hereto (including without limitation, any matter disclosed by Petrofund in the Petrofund Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

(aaa)                                         Off-Balance Sheet Arrangements. Petrofund does not have any “off-balance sheet arrangements” as such term is defined in Form 40-F adopted by the SEC.

5.3                                                                               Privacy Issues.

(a)                                                     For the purposes of this Section 5.3, the following definitions shall apply:

(i)                                     “applicable law” means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii)                                  “applicable privacy laws” means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta).

(iii)                               “authorized authority” means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(iv)                              “Personal Information” means information about an individual transferred to Petrofund by Penn West in accordance with this Agreement and/or as a condition of the Arrangement.

(b)                                                    The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)                                                     Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d)                                                    Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e)                                                     Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)                                                       Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g)                                                    Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)                                                    Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 6
CONDITIONS PRECEDENT

6.1                                                                               Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)                                                     on or prior to May 26, 2006, the Interim Order shall have been granted in form and substance satisfactory to each of Penn West and Petrofund, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Penn West and Petrofund, acting reasonably, on appeal or otherwise;

(b)                                                    the Merger Resolution shall have been passed by the holders of Petrofund Units and the holder of the Petrofund Special Voting Unit, voting together as a single class, on or prior to July 26, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Penn West and Petrofund, acting reasonably;

(c)                                                     the Merger Resolution shall have been passed by the holders of Penn West Units, on or prior to July 26, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Penn West and Petrofund, acting reasonably;

(d)                                                    in the event that dissent rights are given to Petrofund Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Petrofund Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e)                                                     in the event that dissent rights are given to Penn West Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Penn West Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f)                                                       on or prior to July 31, 2006, the Final Order shall have been granted in form and substance satisfactory to Penn West and Petrofund, acting reasonably;

(g)                                                    the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Penn West and Petrofund, acting reasonably;

(h)                                                    the Arrangement shall have become effective on or prior to July 31, 2006;

(i)                                                        provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively, Petrofund (or one or more of the Subsidiaries of Petrofund) and ExploreCo shall have entered into the Petrofund ExploreCo Conveyance Agreement;

(j)                                                        provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively, Penn West (or one or more of the Subsidiaries of Penn West) and ExploreCo shall have entered into the Penn West ExploreCo Conveyance Agreement;

(k)                                                     PWPL (or its successor under the Arrangement) shall enter into written agreements effective as of the Effective Date satisfactory to each of Penn West and Petrofund, acting reasonably, pursuant to which PWPL shall agree that, for a period of six years after the Effective Date, PWPL shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by each of Penn West and Petrofund (provided that PWPL may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a “trailing” or “run-off” basis for all present and former directors and officers of PWPL and PC with respect to claims arising from facts or events which occurred before the Effective Date;

(l)                                                        either one or more of the following shall have occurred:

(i)            the relevant waiting period in section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(ii)           the Commissioner of Competition appointed under the Competition Act (the “Commissioner”) shall have issued a “no action letter” under section 123 of the Competition Act satisfactory to each of Penn West and Petrofund, acting reasonably, indicating that the Commissioner has determined not to make, at that time, an application for an order under section 92 of the Competition Act and any terms and conditions attached to any such letter shall be acceptable to each of Penn West and Petrofund, acting reasonably; or

(iii)          the Commissioner shall have issued an advance ruling certificate (“ARC”) pursuant to section 102 of the Competition Act;

(m)                                                  in addition to the approval required by Section 6.1(l), all other required domestic and foreign regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Penn West and Petrofund, each acting reasonably, including, without limitation, conditional listing approval for (i) the additional listing on the TSX of the Penn West Units to be issued pursuant to the Arrangement, and (ii) if the ExploreCo Resolutions are approved, the listing on the TSX of the ExploreCo Common Shares to be issued pursuant to the Arrangement, the ExploreCo Incentive Plan, the ExploreCo Private Placement and the ExploreCo Warrants, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(n)                                                    if required, the Arrangement, and the consummation thereof, shall have been approved by Penn West’s lenders on a basis acceptable to Penn West and Petrofund, each acting reasonably;

(o)                                                    if required, the Arrangement, and the consummation thereof, shall have been approved by Petrofund’s lenders on a basis acceptable to Penn West and Petrofund, each acting reasonably;

(p)                                                    there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:

(i)            makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)           results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(q)                                                    Penn West and PWPL shall have received resignations and releases, in form satisfactory to Penn West and Petrofund, each acting reasonably, from the directors and officers of Petrofund, which releases shall contain exceptions for amounts or obligations owing to such directors or officers for accrued but unpaid salary, bonus, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements.

The foregoing conditions are for the mutual benefit of Petrofund and Penn West and may be asserted by Petrofund and Penn West regardless of the circumstances and may be waived by Petrofund and Penn West (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Petrofund or Penn West may have.

6.2                                                                               Additional Conditions to Obligations of Penn West and PWPL

The obligations of Penn West and PWPL to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                                     Petrofund shall have mailed the Petrofund Information Circular and other documentation required in connection with the Petrofund Meeting on or before June 2, 2006;

(b)                                                    each of the acts and undertakings of Petrofund to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Petrofund;

(c)                                                     Petrofund shall have furnished Penn West with:

(i)            certified copies of the resolutions duly passed by the Petrofund Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)           certified copies of the resolutions of Petrofund Unitholders and the holder of the Petrofund Special Voting Unit, voting together as a single class, duly passed at the Petrofund Meeting, approving the Merger Resolution and the ExploreCo Resolutions;

(d)                                                    except as affected by the transactions contemplated by this Agreement, the representations and warranties of Petrofund and PC contained in Section 5.2 shall be true in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Petrofund and PC shall have complied in all respects with its covenants in this Agreement and Penn West shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of PC acting solely on behalf of PC and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Penn West will have no knowledge to the contrary;

(e)                                                     any director, officer, insider or other non-arm’s length party that is indebted to Petrofund shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f)                                                       there shall not have occurred any change after the date hereof, or prior to the date hereof which has not been publicly disclosed or disclosed to Penn West in writing prior to the date hereof or in the Petrofund Disclosure Letter, (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Petrofund and which, in the judgment of Penn West, acting reasonably, is or would reasonably be expected to cause a Material Adverse Change with respect to Petrofund; and

(g)                                                    all Petrofund Exchangeable Shares shall have been exchanged for Petrofund Units in accordance with the terms thereof; and

(h)                                                    all Petrofund Rights shall have been satisfied, exercised or terminated.

The conditions in this Section 6.2 are for the exclusive benefit of Penn West and PWPL and may be asserted by Penn West and PWPL regardless of the circumstances or may be waived by Penn West and PWPL in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Penn West and PWPL may have.

6.3                                                                               Additional Conditions to Obligations of Petrofund and PC

The obligations of Petrofund and PC to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                                     Penn West shall have mailed the Penn West Information Circular and other documentation required in connection with the Penn West Meeting on or before June 2, 2006;

(b)                                                    each of the acts and undertakings of Penn West to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Penn West;

(c)                                                     Penn West shall have furnished Petrofund with:

(i)            certified copies of the resolutions duly passed by the Penn West Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)           certified copies of the resolutions of Penn West Unitholders, duly passed at the Penn West Meeting, approving the Merger Resolution and the ExploreCo Resolutions;

(d)                                                    except as affected by the transactions contemplated by this Agreement, the representations and warranties of Penn West and PWPL contained in Section 5.1 shall be true in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Penn West and PWPL shall have complied in all respects with its covenants in this Agreement and Petrofund shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of PWPL acting solely on behalf of PWPL and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Petrofund will have no knowledge to the contrary;

(e)                                                     any director, officer, insider or other non-arm’s length party that is indebted to Penn West shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f)                                                       there shall not have occurred any change after the date hereof, or prior to the date hereof which had not been publicly disclosed or disclosed to Petrofund in writing prior to the date hereof or in the Penn West Disclosure Letter, (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Penn West and which, in the judgment of Petrofund, acting reasonably, is or would reasonably be expected to cause a Material Adverse Change with respect to Penn West; and

(g)                                                    the Penn West Units (including the Penn West Units issuable to Petrofund Unitholders pursuant to the Arrangement) shall be listed and posted for trading on the NYSE as of the Effective Date.

The conditions in this Section 6.3 are for the exclusive benefit of Petrofund and PC and may be asserted by Petrofund and PC regardless of the circumstances or may be waived by Petrofund and PC in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Petrofund and PC may have.

6.4                                                                               Notice and Effect of Failure to Comply with Conditions

(a)                                                     Each of Penn West and Petrofund shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)                                                    If any of the conditions precedents set forth in Sections 6.1, 6.2 or 6.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, rescind and terminate this Agreement as provided in Section 9.1 hereof; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

6.5                                                                               Satisfaction of Conditions

The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 7
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

7.1                                                                               Penn West Damages

If at any time after the execution of this Agreement and prior to its termination:

(a)                                                     the Petrofund Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.2(o) and 5.2(xx) in a manner adverse to Penn West or shall have resolved to do so prior to the Effective Date;

(b)                                                    a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Petrofund Unitholders or to Petrofund and has not expired or been withdrawn at the time of the Petrofund Meeting, and the Petrofund Unitholders and the holder of the Petrofund Special Voting Unit, voting together as a single class, do not approve the Arrangement or the Arrangement is not submitted for their approval in the manner contemplated in this Agreement;

(c)                                                     Petrofund accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d)                                                    Petrofund is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Petrofund or materially impedes the completion of the Arrangement, and Petrofund fails to cure such breach within five business days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006); or

(e)                                                     Petrofund is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Petrofund or materially impedes the completion of the Arrangement, and Petrofund fails to cure such breach within five business days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006),

(each of the above being a “Penn West Damages Event”), then in the event of the termination of this Agreement pursuant to Section 9.1 Petrofund shall pay to Penn West at the time stipulated below, as liquidated damages in immediately available funds to an account designated by Penn West an amount (the “Penn West Termination Fee”) determined as follows:

(i)            if the Penn West Termination Fee becomes payable as a result of a Penn West Damages Event described in Section 7.1(a), (c) or (d), the Penn West Termination Fee shall be $70 million and shall be paid within one business day after the occurrence of such Penn West Damages Event;

(ii)           if the Penn West Termination Fee becomes payable as a result of the Penn West Damages Event described in Section 7.1(b):

(A)          if the Acquisition Proposal described in Section 7.1(b), an amended version thereof or another Acquisition Proposal is consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Penn West Termination Fee shall be $70 million and shall be paid concurrently with such consummation; or

(B)           if the Acquisition Proposal described in Section 7.1(b), an amended version thereof or another Acquisition Proposal is not consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Penn West Termination Fee shall be $10 million and shall be paid upon the expiry of such six month period; and

(iii)          if the sole reason that the Penn West Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated in Section 7.1(e) the Penn West Termination Fee shall be $10 million and shall be paid within one business day after the occurrence of such Penn West Damages Event.

Following a Penn West Damages Event but prior to payment of the applicable Penn West Termination Fee, Petrofund shall be deemed to hold such applicable Penn West Termination Fee in trust for Penn West. Petrofund shall only be obligated to pay one Penn West Termination Fee pursuant to this Section 7.1.

7.2                                                                               Petrofund Damages

If at any time after the execution of this Agreement and prior to its termination:

(a)                                                     the Penn West Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.1(n) and 5.1(xx) in a manner adverse to Petrofund or shall have resolved to do so prior to the Effective Date;

(b)                                                    a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Penn West Unitholders or to Penn West and has not expired or been withdrawn at the time of the Penn West Meeting, and the Penn West Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval in the manner contemplated in this Agreement;

(c)                                                     Penn West accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d)                                                    Penn West is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Penn West or materially impedes the completion of the Arrangement, and Penn West fails to cure such breach within five business days after receipt of written notice thereof from Petrofund (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006); or

(e)                                                     Penn West is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Penn West or materially impedes the completion of the Arrangement, and Penn West fails to cure such breach within five business days after receipt of written notice thereof from Petrofund (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006),

(each of the above being an “Petrofund Damages Event”), then in the event of the termination of this Agreement pursuant to Section 9.1, Penn West shall pay to Petrofund at the time stipulated below, as liquidated damages in immediately available funds to an account designated by Petrofund, an amount (the “Petrofund Termination Fee”) determined as follows:

(i)                                     if the Petrofund Termination Fee becomes payable as a result of a Petrofund Damages Event described in Section 7.2(a), (c) or (d), the Petrofund Termination Fee shall be $70 million and shall be paid within one business day of the occurrence of such Petrofund Damages Event;

(ii)                                  if the Petrofund Termination Fee becomes payable as a result of the Petrofund Damages Event described in Section 7.2(b):

(A)          if the Acquisition Proposal described in Section 7.2(b), an amended version thereof or another Acquisition Proposal is consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Petrofund Termination Fee shall be $70 million and such be paid concurrently with such consummation; or

(B)           if the Acquisition Proposal described in Section 7.2(b), an amended version thereof or another Acquisition Proposal is not consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Petrofund Termination Fee shall be $10 million and shall be paid upon the expiry of such six month period; and

(iii)                               if the sole reason that the Petrofund Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated in Section 7.2(e) the Petrofund Termination Fee shall be $10 million and shall be paid within one business day of the occurrence of such Petrofund Damages Event.

Following a Petrofund Damages Event but prior to payment of the applicable Petrofund Termination Fee, Penn West shall be deemed to hold such applicable Petrofund Termination Fee in trust for Petrofund. Penn West shall only be obligated to pay one Petrofund Termination Fee pursuant to this Section 7.2.

7.3                                                                               Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 7 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the applicable amount pursuant to this Article 7 is the sole monetary remedy of the Party receiving such payment under this Agreement. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 8
AMENDMENT

8.1                                                                               Amendment

This Agreement (including the Plan of Arrangement) may at any time and from time to time before or after the holding of the Petrofund Meeting and the Penn West Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)                                                     change the time for performance of any of the obligations or acts of the Parties;

(b)                                                    waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                                     waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)                                                    waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Penn West Unitholders or Petrofund Unitholders, as the case may be, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 9
TERMINATION

9.1                                                                               Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)                                                     by mutual written consent of Penn West and Petrofund;

(b)                                                    as provided in Section 6.4;

(c)                                                     by Penn West upon the occurrence of a Penn West Damages Event as provided in Section 7.1 provided that in the event of a Penn West Damages Event provided for in Section 7.1(a), this Agreement may not be terminated by Penn West unless Petrofund Unitholders and the holder of the Petrofund Special Voting Unit, voting together as a single class, do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d)                                                    by Petrofund upon the occurrence of a Petrofund Damages Event as provided in Section 7.2 provided that in the event of a Petrofund Damages Event provided for in Section 7.2(a), this Agreement may not be terminated by Petrofund unless the Penn West Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e)                                                     by Penn West, in the event that Penn West accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Penn West has complied with its obligations set forth in Section 3.4(c) hereof and concurrently pays to Petrofund the applicable Petrofund Termination Fee; and

(f)                                                       by Petrofund, in the event that Petrofund accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Petrofund has complied with its obligations set forth in Section 3.4(c) hereof and concurrently pays to Penn West the applicable Penn West Termination Fee.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of this Section 9.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 7 and each Parties obligations in the Confidentiality Agreement which shall survive such termination.

ARTICLE 10
NOTICES

10.1                                                                        Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)                                                     in the case of Penn West or PWPL, to:

Penn West Energy Trust

c/o Penn West Petroleum Ltd.

2200, 425 - 1st Street S.W.

Calgary, AB   T2P 3L8

Attention:          William E. Andrew

Facsimile:          (403) 777-3348

with a copy to:

Burnet, Duckworth & Palmer LLP

1400, 350 – 7th Avenue SW

Calgary, AB   T2P 3N9

Attention:         Allan R. Twa, Q.C.

Facsimile:         (403) 260-0391

(b)                                                    in the case of Petrofund or PC, to:

Petrofund Energy Trust

c/o Petrofund Corp.

600, 444 - 7th Avenue S.W.

Calgary, AB   T2P 0X8

Attention:         Jeffery E. Errico

Facsimile:        (403) 269-5858

with a copy to:

Macleod Dixon LLP

3700, 400 - 3rd Avenue S.W.

Calgary, AB   T2P 4H2

Attention:        Robert Engbloom, Q.C.

Facsimile:        (403) 264-5973

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 11
GENERAL

11.1                                                                        Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

11.2                                                                        Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

11.3                                                                        Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

11.4                                                                        Costs

Except as contemplated herein (including Sections 7.1 and 7.2 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. Penn West and Petrofund shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

11.5                                                                        Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)                                                     the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)                                                    the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.6                                                                        Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.7                                                                        Time of Essence

Time shall be of the essence of this Agreement.

11.8                                                                        Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

11.9                                                                        Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

11.10                                                                 Third Party Beneficiaries.

The provisions of Sections 6.1(k) and 11.11 are: (i) intended for the benefit of all present and former trustees, directors and officers of Penn West and its Subsidiaries and Petrofund and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and PWPL shall hold the rights and benefits of Sections 6.1(k) and 11.11 in trust for and on behalf of the Third Party Beneficiaries and PWPL hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

11.11                                                                 Obligations

(a)                                                     The Parties acknowledge that, with respect to Penn West being a party to this Agreement, PWPL is entering into this Agreement solely on behalf of Penn West and the obligations of Penn West hereunder shall not be personally binding upon the Penn West Trustee, PWPL or any of the Penn West Unitholders and that any recourse against Penn West or any Penn West Unitholder in any manner in respect of any indebtedness, obligation or liability of Penn West arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Penn West Trust Indenture.

(b)                                                    The obligations or liabilities, if any, of the Petrofund Trustee or Petrofund hereunder shall not be binding upon, nor shall resort be had to the property of, any of the Petrofund Unitholders or annuitants of Petrofund and such obligations and liabilities shall not be binding upon such Petrofund Unitholders or annuitants. The obligations or liabilities, if any, of the Petrofund Trustee or Petrofund hereunder shall be satisfied only out of the property of Petrofund and no resort may be had to the property of any trustee, manager, officer or employee of Petrofund or any director, officer or employee of any manager or the Petrofund Trustee. The obligations and liabilities hereunder, if any, of any trustee, manager, officer or employee of the Trust or any director, officer or employee of any manager or trustee of Petrofund shall bind such obligor only to the extent that such obligor is entitled to be indemnified by Petrofund. The provisions of this paragraph shall enure to the benefit of the heirs, successors, assigns and personal representatives of the trustee, manager, officer or employee of Petrofund, of any director, officer or employee of any manager or trustee of Petrofund, of the Petrofund Unitholders and annuitants of Petrofund and, to the extent necessary to provide effective enforcement of such provisions, the Petrofund Trustee is hereby acknowledged to be acting, and shall be entitled to act as, trustee for the Petrofund Unitholders and annuitants of the Trust.

11.12                                                                 Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

PENN WEST ENERGY TRUST, by its		PETROFUND ENERGY TRUST, by
Administrator, Penn West Petroleum Ltd.		its Administrator, Petrofund Corp.

Per:	(signed) “William E. Andrew”	Per:	(signed) “Jeffery E. Errico”
	William E. Andrew		Jeffery E. Errico
	President and Chief Executive Officer		President and Chief Executive Officer

Per:	(signed) “David Middleton”	Per:	(signed) “Jeffrey D. Newcommon”
	David Middleton		Jeffrey D. Newcommon
	Executive Vice President		Executive Vice President
and Chief Operating Officer

PENN WEST PETROLEUM LTD.		PETROFUND CORP.

Per:	(signed) “William E. Andrew”	Per:	(signed) “Jeffery E. Errico”
	William E. Andrew		Jeffery E. Errico
	President and Chief Executive Officer		President and Chief Executive Officer

Per:	(signed) “David Middleton”	Per:	(signed) “Jeffrey D. Newcommon”
	David Middleton		Jeffrey D. Newcommon
	Executive Vice President		Executive Vice President
and Chief Operating Officer

EXHIBIT A

Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1                                                                                 In this Plan of Arrangement, the following terms have the following meanings:

(a)                                                                                  “ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)                                                                                 “AmalgamationCo” means the corporation formed upon the amalgamation of PC and Petrofund ExchangeCo pursuant to this Arrangement;

(c)                                                                                  “Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(d)                                                                                 “Arrangement Agreement” means the amended and restated arrangement agreement dated May 23, 2006 among Penn West, PWPL, Petrofund and PC with respect to the Arrangement and all amendments thereto;

(e)                                                                                  “Arrangement Resolution” means the applicable special resolutions in respect of the Arrangement to be considered at the Penn West Meeting and the Petrofund Meeting;

(f)                                                                                    “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(g)                                                                                 “Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(h)                                                                                 “Certificate” means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA;

(i)                                                                                     “Court” means the Court of Queen’s Bench of Alberta;

(j)                                                                                     “Depositary” means CIBC Mellon Trust Company or such other company as may be designated by Penn West and Petrofund;

(k)                                                                                  “Designated Beneficiaries” means a designated beneficiary as defined in the Tax Act;

(l)                                                                                     “Designated Broker” means the broker designated by PC and PWPL to effect the resale of ExploreCo Common Shares;

(m)                                                                               “Dissenting Securityholders” means registered holders of Penn West Units and registered holders of Petrofund Units who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(n)                                                                                 “Effective Date” means the date the Arrangement is effective under the ABCA;

(o)                                                                                 “Effective Time” means the time prescribed by the ABCA for the Arrangement to be effective, which will be after the close of business on the Effective Date;

(p)                                                                                 “ExploreCo” means 1231818 Alberta Ltd., a corporation incorporated under the ABCA;

(q)                                                                                 “ExploreCo Common Shares” means the common shares in the capital of ExploreCo;

(r)                                                                                    “ExploreCo Finco” means 1243838 Alberta Ltd., a corporation incorporated under the ABCA;

(s)                                                                                  “ExploreCo Finco Common Shares” means the common shares in the capital of ExploreCo Finco issued and outstanding immediately prior to the Effective Time;

(t)                                                                                    “ExploreCo Finco Warrants” means the common share purchase warrants in the capital of ExploreCo Finco issued and outstanding immediately prior to the Effective Time;

(u)                                                                                 “ExploreCo Resolutions” means the applicable resolutions in respect of the ExploreCo private placement and the ExploreCo option plan to be considered at the Penn West Meeting and the Petrofund Meeting;

(v)                                                                                 “ExploreCo Transactions” means the transactions contemplated by Subsections 3.1(f) and (r) of this Plan of Arrangement;

(w)                                                                               “ExploreCo Warrants” means the common share purchase warrants in the capital ExploreCo;

(x)                                                                                   “Final Order” means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Penn West Unitholders, the Petrofund Unitholders, the Penn West Arrangement Parties, the Petrofund Arrangement Parties, MFCorp., ExploreCo, ExploreCo Finco and the holders of ExploreCo Finco Common Shares and ExploreCo Finco Warrants, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(y)                                                                                 Interim Order” means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(z)                                                                                   “Letters of Transmittal” means the letters of transmittal accompanying the information circular sent to the Petrofund Unitholders pursuant to which such holders are required to deliver certificates representing Petrofund Units in order to receive the consideration payable to them pursuant to the Arrangement;

(aa)                                                                            “Meeting” means either the Penn West Meeting or the Petrofund Meeting, as the context requires;

(bb)                                                                          “MFCorp” means 1237550 Alberta Ltd., a corporation incorporated under the ABCA;

(cc)                                                                            “MFCorp Assets” means all of the property, assets and undertaking of MFCorp of whatsoever nature or kind, present and future, and wheresoever located, including, for greater certainty, the Penn West Special Units (other than $10.00);

(dd)                                                                          “MFCorp Assumed Liabilities” means all of the liabilities and obligations of MFCorp, whether or not reflected on the books of MFCorp;

(ee)                                                                            “MFCorp Shares” means common shares of MFCorp;

(ff)                                                                                “MFCorp Special Shares” means special shares of MFCorp;

(gg)                                                                          “Non-Resident” means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(hh)                                                                          “PC” means Petrofund Corp., a corporation amalgamated under the ABCA;

(ii)                                                                                  “PC Common Shares” means the common shares of PC;

(jj)                                                                                  “Penn West” means Penn West Energy Trust, a trust organized under the laws of the Province of Alberta;

(kk)                                                                            “Penn West Arrangement Parties” means Penn West, PWPL, Trocana Resources Inc. and Penn West Partnership;

(ll)                                                                                  Penn West ExploreCo Assets” means the assets of the Penn West Operating Entities identified in the letter agreement dated May 23, 2006 between PC and PWPL and such additional or other assets of the Penn West Operating Entities, if any, as Petrofund and Penn West may mutually agree, to be transferred to ExploreCo pursuant to the Arrangement;

(mm)                                                                      “Penn West ExploreCo Conveyance” means the conveyance of the Penn West ExploreCo Assets to ExploreCo pursuant to the Penn West ExploreCo Conveyance Agreement;

(nn)                                                                          “Penn West ExploreCo Conveyance Agreement” means the agreement or agreements to be entered into between the applicable Penn West Operating Entities and ExploreCo, in form satisfactory to each of Petrofund and Penn West, acting reasonably, effecting the sale of the Penn West ExploreCo Assets and payment of cash to ExploreCo for ExploreCo Common Shares;

(oo)                                                                          “Penn West Meeting” means the annual and special meeting of Penn West Unitholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(pp)                                                                          “Penn West Operating Entities” means PWPL, Trocana Resources Inc. and Penn West Partnership;

(qq)                                                                          “Penn West Special Units” means special trust units of Penn West;

(rr)                                                                                “Penn West Trust Indenture” means Penn West’s Amended and Restated Trust Indenture dated effective as of May 31, 2005 between PWPL and CIBC Mellon Trust Company;

(ss)                                                                            “Penn West Unitholders” means the holders from time to time of Penn West Units;

(tt)                                                                                “Penn West Units” means, prior to the Effective Time, the trust units of Penn West and, means the New Penn West Units after the redesignation of Penn West Units in Subsection 3.1(g);

(uu)                                                                          “Person” has the meaning set forth in the ABCA;

(vv)                                                                          “Petrofund” means Petrofund Energy Trust, a trust organized under the laws of the Province of Ontario;

(ww)                                                                      “Petrofund Arrangement Parties” means Petrofund, PC, PVT and Petrofund ExchangeCo;

(xx)                                                                              “Petrofund Assets” means all of the property, assets and undertaking of Petrofund of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by Petrofund’s direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Petrofund (other than one (1) Penn West Unit), but excluding, in all cases, an amount that Petrofund may be required to pay to Dissenting Unitholders pursuant to Article 4 hereof;

(yy)                                                                          “Petrofund Assumed Liabilities” means all of the liabilities and obligations of Petrofund, whether or not reflected on the books of Petrofund, but excluding, in all cases, an amount that Petrofund may be required to pay to Dissenting Unitholders pursuant to Article 4 hereof;

(zz)                                                                              “Petrofund ExchangeCo” means 1518274 Ontario Limited, a corporation incorporated under the laws of Ontario and continued under the ABCA and a wholly-owned Subsidiary of Petrofund;

(aaa)                                                                      “Petrofund ExchangeCo Shares” means the common shares in the capital of Petrofund ExchangeCo;

(bbb)                                                                   “Petrofund ExploreCo Assets” means the assets of the Petrofund Operating Entities identified in the letter agreement dated May 23, 2006 between PC and PWPL and such additional or other assets of the Petrofund Operating Entities, if any, as Petrofund and Penn West may mutually agree, to be transferred to ExploreCo pursuant to the Arrangement;

(ccc)                                                                      “Petrofund ExploreCo Conveyance” means the conveyance of the Petrofund ExploreCo Assets pursuant to the Petrofund ExploreCo Conveyance Agreement;

(ddd)                                                                   “Petrofund ExploreCo Conveyance Agreement” means the agreement or agreements to be entered into between the applicable Petrofund Operating Entities and ExploreCo, in form satisfactory to each of Petrofund and Penn West, acting reasonably, effecting the sale of the Petrofund ExploreCo Assets to ExploreCo for ExploreCo Common Shares and cash;

(eee)                                                                      “Petrofund Meeting” means the special meeting of Petrofund Unitholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(fff)                                                                            “Petrofund Operating Entities” means PC and PVT;

(ggg)                                                                   “Petrofund Special Distribution” means the distribution by Petrofund of the amount of $1.10 per Petrofund Unit in cash to holders of Petrofund Units and which has been deposited by Petrofund with the Depositary prior to the Effective Time;

(hhh)                                                                   “Petrofund Trust Indenture” means Petrofund’s Amended and Restated Trust Indenture dated as of November 16, 2004 between PC and Computershare Trust Company of Canada;

(iii)                                                                               “Petrofund Unitholders” means the holders from time to time of Petrofund Units;

(jjj)                                                                               “Petrofund Units” means the trust units of Petrofund;

(kkk)                                                                      “PVT” means the Petrofund Ventures Trust, a trust created under the laws of the Province of Alberta and a wholly-owned Subsidiary of Petrofund;

(lll)                                                                               “PWPL” means Penn West Petroleum Ltd., a corporation amalgamated under the ABCA;

(mmm)                                                             “PWPL Common Shares” means the common shares of PWPL;

(nnn)                                                                   “Registrar” means the Registrar appointed under Section 263 of the ABCA;

(ooo)                                                                   “Resident” means a person who is not a Non-Resident;

(ppp)                                                                   “Sale Proceeds” means the proceeds received by the Designated Broker from the resale of ExploreCo Common Shares as contemplated by Subsection 3.1(f)(ii) and (iv) hereof, based on the average price obtained by the Designated Broker for all of the ExploreCo Common Shares that were transferred to the Designated Broker for sale pursuant to such subsections;

(qqq)                                                                   “Securities” means the Penn West Units and/or Petrofund Units, as the case may be;

(rrr)                                                                            “Securityholders” means the holders from time to time of Penn West Units and/or Petrofund Units, as the case may be;

(sss)                                                                      “Subsidiary” means, with respect to any Person, an entity which is a subsidiary (within the meaning set forth in the ABCA) of such Person (assuming for such purposes, if such Person is not a body corporate, as if such Person were a body corporate) and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a body corporate; and

(ttt)                                                                            “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

1.2                           The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3                           Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4                           Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5                           In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6                           References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1                           This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2                           This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Penn West Unitholders; (ii) Petrofund Unitholders; (iii) the Penn West Arrangement Parties; (iv) the Petrofund Arrangement Parties; (v) MFCorp; (vi) ExploreCo; (vii) ExploreCo Finco and (viii) the holders of ExploreCo Finco Common Shares and ExploreCo Finco Warrants.

2.3                           The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that, subject to the provisions of Section 3.1, each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1                           Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein; provided, however, that in the event that the ExploreCo Resolutions are not duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively, the events set out shall occur and shall be deemed to occur in the following order without giving any effect to Subsections 3.1(f) and (r) hereof and, for greater certainty, in such event, the provisions of Subsections 3.1(f) and (r) hereof shall be of no force or effect.

Amendments to the Trust Indentures and Other Constating Documents

(a)                                                                                  the Penn West Trust Indenture and other constating documents of the Penn West Arrangement Parties shall be amended:

(i)            by creating the Penn West Special Units;

(ii)           to permit the distribution of the ExploreCo Common Shares pursuant to Subsection 3.1(f)(ii);

(iii)          by redesignating the Penn West Units pursuant to Subsection 3.1(g); and

(iv)          otherwise to the extent necessary to facilitate the Arrangement;

(b)                                                                                 the Petrofund Trust Indenture and other constating documents of the Petrofund Arrangement Parties shall be amended:

(i)            to permit the payment of the Petrofund Special Distribution pursuant to Subsection 3.1(e) and to permit the distribution of the ExploreCo Common Shares pursuant to Subsection 3.1(f)(iv);

(ii)           to cause the Petrofund Units held by each Petrofund Unitholder who is a Resident to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for MFCorp Special Shares on the basis of one (1) MFCorp Special Share for each one (1) Petrofund Unit pursuant to Subsection 3.1(i) of this Plan of Arrangement;

(iii)          to cause the Petrofund Units held by each Petrofund Unitholder who is a Non-Resident to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for Penn West Units on the basis of .60 of a Penn West Unit for each one (1) Petrofund Unit pursuant to Subsection 3.1(l) of this Plan of Arrangement;

(iv)          to cause the MFCorp Special Shares received by Petrofund Unitholders pursuant to Subsection 3.1(i) of this Plan of Arrangement to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for Penn West Units upon the redemption of the MFCorp Special Shares pursuant to Subsection 3.1(n) of this Plan of Arrangement on the basis of .60 of a Penn West Unit for each one (1) MFCorp Special Share; and

(v)           otherwise to the extent necessary to facilitate the Arrangement;

Dissenting Securityholders

(c)                                                                                  the Penn West Units held by Dissenting Securityholders shall be deemed to have been transferred to Penn West (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Penn West Unitholders other than the right to be paid the fair value of their Penn West Units in accordance with Article 4;

(d)                                                                                 the Petrofund Units held by Dissenting Securityholders shall be deemed to have been transferred to Petrofund (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Petrofund Unitholders other than the right to be paid the fair value of their Petrofund Units in accordance with Article 4;

Special Distribution By Petrofund

(e)                                                                                  the Petrofund Special Distribution to holders of Petrofund Units under the Petrofund Trust Indenture shall be effective;

ExploreCo Transactions

(f)                                                                                    provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively:

(i)            the Penn West ExploreCo Conveyance shall become effective and ExploreCo shall deliver to PWPL (through the applicable Penn West Operating Entities) that number of ExploreCo Common Shares necessary for Penn West to satisfy its obligations to deliver ExploreCo Common Shares to each holder of Penn West Units pursuant to Subsection 3.1(f) (ii) and PWPL shall transfer that number of ExploreCo Common Shares to Penn West necessary for Penn West to satisfy its obligation to deliver ExploreCo Common Shares to each holder of Penn West Units pursuant to Subsection 3.1(f)(ii) in consideration for reduction of PWPL’s indebtedness to Penn West in an amount equal to the fair market value of the ExploreCo Common Shares transferred by PWPL to Penn West;

(ii)           Penn West shall distribute ExploreCo Common Shares to Penn West Unitholders on the basis of .20 of an ExploreCo Common Share for each Penn West Unit held of record as of the Effective Date, in the case of Penn West Unitholders who are Non-Residents, Penn West shall deliver 17/20ths of the ExploreCo Common Shares required to be delivered to such Non-Residents pursuant to this Subsection 3.1(f)(ii) and the balance of the ExploreCo Common Shares shall be delivered to the Designated Broker for resale and the Sale Proceeds of such ExploreCo Common Shares shall be paid to Penn West and remitted by Penn West to the Canada Revenue Agency on behalf of each Penn West Unitholder who is a Non-Resident under Part XIII.2 of the Tax Act;

(iii)          the Petrofund ExploreCo Conveyance shall become effective and ExploreCo shall deliver to PC (through the applicable Petrofund Operating Entities) that number of ExploreCo Common Shares necessary for Petrofund and PC to satisfy their obligations to deliver ExploreCo Common Shares to each holder of Petrofund Units pursuant to Subsection 3.1(f)(iv) and PC shall transfer that number of ExploreCo Common Shares to Petrofund necessary for Petrofund to satisfy its obligation to deliver ExploreCo Common Shares to each holder of Petrofund Units pursuant to Subsection 3.1(f)(iv) in consideration for reduction of PC’s indebtedness to Petrofund in an amount equal to the fair market value of the ExploreCo Common Shares transferred by PC to Petrofund; and

(iv)          Petrofund shall distribute ExploreCo Common Shares to Petrofund Unitholders on the basis of .12 of an ExploreCo Common Share for each Petrofund Unit held, in the case of Petrofund Unitholders who are Non-Residents, Petrofund shall deliver 17/20ths of the ExploreCo Common Shares required to be delivered to such Non-Residents pursuant to this Subsection 3.1(f)(iv) and the balance of the ExploreCo Common Shares shall be delivered to the Designated Broker for resale and the Sale Proceeds of such ExploreCo Common Shares shall be paid to Petrofund and remitted by Petrofund to the Canada Revenue Agency on behalf of each Petrofund Unitholder who is a Non-Resident under Part XIII.2 of the Tax Act;

Redesignation of Penn West Units

(g)                                                                                 the Penn West Trust Indenture shall be amended such that the Penn West Units shall be redesignated as New Penn West Units with rights and privileges, which are substantially the same as the Penn West Units except for the right to receive the distribution referred to in Subsection 3.1(f)(ii) and the amendment with respect to Non-Resident ownership constraints by the deletion of section 3.9 of the Penn West Trust Indenture and replacement therefor with the provision set forth in Schedule ”A” hereto and the certificates representing the Penn West Units shall be and shall be deemed to be exchanged for certificates representing the New Penn West Units;

Penn West Purchase of Petrofund Assets

(h)                                                                                 Petrofund shall sell, transfer, convey, assign and deliver to Penn West and Penn West shall purchase and accept from Petrofund, all of the Petrofund Assets and Penn West shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Petrofund Assumed Liabilities in accordance with their terms, and (ii) issue to Petrofund 0.60 of a Penn West Special Unit for each one (1) Petrofund Unit outstanding and held by a Resident and 0.60 of a Penn West Unit for each one (1) Petrofund Unit outstanding and held by a Non-Resident, being such that Petrofund can meet its distribution obligations under Subsection 3.1(l);

MFCorp Acquisition of Petrofund Units

(i)                                                                                     each Petrofund Unitholder who is a Resident shall transfer his/her Petrofund Units to MFCorp in exchange for MFCorp Special Shares on the basis of one (1) MFCorp Special Share for each Petrofund Unit transferred;

(j)                                                                                     Penn West shall subscribe for one (1) Petrofund Unit in exchange for one (1) Penn West Unit;

(k)                                                                                  Penn West shall subscribe for two (2) MFCorp Shares for $10.00;

(l)                                                                                     Petrofund shall redeem all of the issued and outstanding Petrofund Units (other than the one (1) Petrofund Unit held by Penn West) in exchange for all of the Penn West Special Units and Penn West Units acquired by Petrofund pursuant to Subsection 3.1(h) and, upon such redemption the Penn West Special Units shall be distributed by Petrofund to MFCorp on the basis of .60 of a Penn West Special Unit for each one (1) Petrofund Unit held and the Penn West Units shall be distributed to Petrofund Unitholders who are Non-Residents on the basis of .60 of a Penn West Unit for each one (1) Petrofund Unit held;

Penn West Purchase of MFCorp Assets

(m)                                                                               MFCorp shall sell, transfer, convey, assign and deliver to Penn West and Penn West shall purchase and accept from MFCorp, all of the MFCorp Assets and Penn West shall

(i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the MFCorp Assumed Liabilities in accordance with their terms, and (ii) issue to MFCorp an aggregate number of Penn West Units equal to .60 multiplied by the sum of the number of MFCorp Special Shares outstanding plus the number of MFCorp Shares being redeemed in Subsection 3.1(n). The Penn West Special Units received by Penn West shall be immediately cancelled;

(n)                                                                                 MFCorp shall redeem all of the issued and outstanding MF Corp Shares (other than the MFCorp Shares held by Penn West) and MFCorp Special Shares in exchange for Penn West Units, which shall be distributed to the holders of MFCorp Shares and MFCorp Special Shares on the basis of .60 of a Penn West Unit for each one (1) MFCorp Share and .60 of a Penn West Unit for each one (1) MFCorp Special Share;

Exchange of Petrofund ExchangeCo Shares

(o)                                                                                 all of the Petrofund ExchangeCo Shares held by Penn West shall be exchanged with PC for that number of common shares of PC having a value equal to the fair market value of the Petrofund ExchangeCo Shares so exchanged;

Exchange of PC Common Shares

(p)                                                                                 all of the PC Common Shares held by Penn West shall be exchanged with PWPL for that number of common shares of PWPL having a value equal to the fair market value of the PC Common Shares so exchanged;

Amalgamation of PC and Petrofund ExchangeCo

(q)                                                                                 PC and Petrofund ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i)            the stated capital of the common shares of Petrofund ExchangeCo shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii)           the articles of Amalgamation shall be the same as the articles of PC and the name of AmalgamationCo shall be “Penn West PTF Energy Ltd.”;

(iii)          the shares of Petrofund ExchangeCo shall be cancelled without any repayment of capital;

(iv)          the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v)           AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)          any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)         any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii)        a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix)           the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x)            the by-laws of AmalgamationCo shall be the by-laws of PC;

(xi)           the first directors of AmalgamationCo shall be the directors of PC;

(xii)          the first officers of AmalgamationCo shall be the officers of PC; and

(xiii)         the registered office of AmalgamationCo shall be the registered office of PC; and

Additional ExploreCo Transactions

(r)                                                                                    provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively:

(i)            each ExploreCo FinCo Common Share and ExploreCo Finco Warrant shall be transferred to ExploreCo in exchange for ExploreCo Common Shares and ExploreCo Warrants on the basis of one (1) ExploreCo Common Share for each ExploreCo FinCo Common Share and one (1) ExploreCo Warrant for each ExploreCo Finco Warrant; and

(ii)           the stated capital account of the ExploreCo Common Shares shall be reduced, without payment, by the amount of the deficit, if any, as shown on the balance sheet of ExploreCo as at the Effective Date.

Election of PWPL Directors

(s)                                                                                  the number of directors of PWPL shall be increased to 9 members and each of Jeffery E. Errico, James E. Allard and Frank Potter shall be elected as directors of PWPL to hold office until the next annual meeting of shareholders of PWPL.

3.2           The Penn West Arrangement Parties, Petrofund Arrangement Parties, MFCorp, ExploreCo and ExploreCo Finco shall make the appropriate entries in their securities registers to reflect the matters referred to under Section 3.1.

3.3           A holder who (i) has exchanged Petrofund Units for MFCorp Special Shares under the Arrangement; and (ii) is a Resident; shall be entitled to make an income tax election, pursuant to Subsection 85(1) and 85(2) of the Tax Act as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange by the holder of Petrofund Units for MFCorp Special Shares by providing two signed copies of the necessary election forms to PWPL within 90 days following the Effective Date, duly completed with the details of the number and type of Petrofund Units transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of Petrofund Units within 30 days after the receipt thereof by PWPL for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). PWPL will not be responsible for the proper completion and filing of any election form and, except for the obligation of PWPL to so sign and return election forms which are received by PWPL within 90 days of the Effective Date, PWPL will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of PWPL to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, PWPL may choose to sign and return an election form received by it more than 90 days following the Effective Date, but PWPL will have no obligation to do so.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1           Each registered holder of Penn West Units and Petrofund Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Penn West Units and Petrofund Units and shall only be entitled to be paid the fair value of the holder’s Penn West Units and Petrofund Units by Penn West, Petrofund or PWPL, as the case may be. A Dissenting Securityholder who is paid the fair value of the holder’s Penn West Units and Petrofund Units, shall be deemed to have transferred the holder’s Penn West Units and Petrofund Units to Penn West or Petrofund, as the case may be, for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder’s Penn West Units and Petrofund Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non dissenting holder of Penn West Units and Petrofund Units notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Penn West Units and Petrofund Units shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Penn West Units and Petrofund Units at the applicable Meeting; but in no event shall Penn West or Petrofund be required to recognize such Dissenting Securityholder as a Securityholder of Penn West or Petrofund after the Effective Time and the name of such holder shall be removed from the applicable register of Securityholders as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1           From and after the Effective Time, certificates formerly representing Petrofund Units that were exchanged pursuant to Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those certificates representing Petrofund Units or Penn West Units held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Penn West Units and Petrofund Units represented by such certificates.

5.2           Penn West and Petrofund shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Petrofund Units of a duly completed Letter of Transmittal and the certificates representing such Petrofund Units, either:

(a)                                                                                  forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)                                                                                 if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder, certificates representing the number of Penn West Units and ExploreCo Common Shares and the amount of the Petrofund Special Distribution to be delivered to such holder under the Arrangement.

5.3           If any certificate which immediately prior to the Effective Time represented an interest in outstanding Petrofund Units that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Penn West and Petrofund and their respective transfer agents, which bond is in form and substance satisfactory to each of the Penn West and Petrofund and their respective transfer agents, or shall otherwise indemnify Penn West and Petrofund and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4           All distributions made with respect to any Penn West Units or, assuming the ExploreCo Transactions are completed under this Plan of Arrangement, ExploreCo Common Shares allotted and issued to former holders of Petrofund Units pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5           Any certificate formerly representing Petrofund Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such units to receive Penn West Units or ExploreCo Common Shares or any amount of the Petrofund Special Distribution. In such case, such Penn West Units shall be returned to Penn West for cancellation and any distributions in respect of Penn West Units and any amount of the Petrofund Special Distribution shall be returned to Penn West and such ExploreCo Common Shares shall be returned to ExploreCo for cancellation.

5.6           No certificates representing fractional Penn West Units or ExploreCo Common Shares shall be issued under the Arrangement. In lieu of any fractional trust unit or share, each registered holder of Petrofund Units otherwise entitled to a fractional interest in a Penn West Unit or ExploreCo Common Shares, shall receive the nearest whole number of Penn West Units or ExploreCo Common Shares, as applicable (with fractions equal to exactly 0.5 being rounded up).

5.7           Assuming the ExploreCo Transactions are completed under this Plan of Arrangement, Certificates representing ExploreCo Common Shares to be issued to holders of Penn West Units will be issued and delivered to holders of Penn West Units of record on the Effective Date.

5.8           Assuming the Penn West Transactions are completed under this Plan of Arrangement, ExploreCo will issue and deliver ExploreCo Common Shares and ExploreCo Warrants as required under this Plan of Arrangement upon delivery to ExploreCo of the ExploreCo Finco Common Shares and ExploreCo Warrants by the holders thereof.

ARTICLE 6
AMENDMENTS

6.1           Penn West, Petrofund, PWPL and PC may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meetings, approved by the Court; and (iv) communicated to holders of Penn West Units and Petrofund Units if and as required by the Court.

6.2           Any amendment to this Plan of Arrangement may be proposed by Penn West, Petrofund, PWPL or PC at any time prior to or at the Meetings (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meetings (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3           Any amendment to this Plan of Arrangement that is approved by the Court following the Meetings shall be effective only if it is consented to by each of Penn West, Petrofund, PWPL and PC.

6.4           Any amendment to this Plan of Arrangement may be made prior to or following the Effective Time by Penn West, Petrofund, PWPL and PC, provided that it concerns a matter which, in the reasonable opinion of Penn West, Petrofund, PWPL and PC, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Penn West, Petrofund, PWPL and PC, or any former holder of Penn West Units or Petrofund Units.

SCHEDULE “A”

3.9          Status as a Mutual Fund Trust

The Trust will use its best commercial efforts to maintain its status as a mutual fund trust under the Tax Act, including complying with the requirements of Subsection 108(2) and 132(6) and (7) of the Tax Act.

APPENDIX E

PENN WEST FAIRNESS OPINION

Scotia Capital Inc.
2000, 700 – 2nd Street SW
Calgary, Alberta
Canada T2P 2W1

May 23, 2006

The Board of Directors

Penn West Petroleum Ltd.

Suite 2200, 425 – 1st Street S.W.

Calgary, Alberta

T2P 3L8

To the Board of Directors:

Scotia Capital Inc. (“Scotia Capital”) understands that Penn West Energy Trust (“Penn West”), Penn West Petroleum Ltd. (“PWP”), Petrofund Energy Trust (“Petrofund”) and Petrofund Corp. (“PC”) have entered into an agreement dated April 16, 2006 (the “Original Arrangement Agreement”) that will be amended and restated (the “Amended Arrangement Agreement”) providing for the combination of Penn West and Petrofund and the transfer of certain of Penn West’s and Petrofund’s assets to a new publicly held oil and gas company (“ExploreCo”) by way of a Plan of Arrangement (the “Arrangement”) in accordance with the Business Corporations Act (Alberta). We understand that, pursuant to the Arrangement, unitholders of Petrofund will receive, in exchange for each trust unit of Petrofund held, (i) 0.60 of a trust unit of Penn West, and (ii) a special cash distribution in the amount of $1.10 for each trust unit of Petrofund held which includes a $0.10 per unit distribution adjustment intended to align the distribution payment dates between Penn West and Petrofund. In addition, under the Arrangement, unitholders of Penn West will receive 0.2 of a common share in ExploreCo for each trust unit of Penn West held and Petrofund unitholders will receive 0.12 of a common share in ExploreCo for each trust unit of Petrofund held.

The terms and conditions of the Arrangement will be more fully described in the joint information circular and proxy statement being prepared by Penn West and Petrofund and certain related documents (the “Joint Information Circular”), all of which will be mailed to Penn West unitholders as well as Petrofund unitholders and PC exchangeable shareholders in connection with the annual and special meeting of Penn West and the special meeting of Petrofund to be held in Calgary, Alberta on June 28, 2006.

Engagement of Scotia Capital

Penn West formally engaged Scotia Capital through an agreement dated April 12, 2006 (the “Engagement Agreement”). Penn West has retained Scotia Capital, among other things, to provide financial advisory services with respect to the Arrangement and has asked Scotia Capital to prepare and deliver to the Board of Directors of PWP (the “Board”) an opinion as to the fairness, from a financial point of view, to Penn West unitholders of the consideration to be paid to the Petrofund unitholders in connection with the Arrangement (the “Opinion”). Scotia Capital has not been engaged to prepare, and has not prepared, a formal valuation of Petrofund

The Scotia Capital trademark represents the corporate and investment banking businesses of The Bank of Nova Scotia, Scotia Capital Inc. and Scotia Capital (USA) Inc. – all members of the Scotiabank Group. Scotia Capital Inc. is a subsidiary of The Bank of Nova Scotia.

or Penn West or any of their securities or assets and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as is considered necessary in the circumstances.

The terms of the Engagement Agreement provide that Scotia Capital is to be paid fees for its services as financial advisor, including fees that are contingent on the completion of the Arrangement. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Penn West in certain circumstances.

Credentials of Scotia Capital

Scotia Capital is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies, income funds and royalty trusts and has extensive experience in preparing fairness opinions.

The Opinion expressed herein is the opinion of Scotia Capital as a firm. The form and content herein shall have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger,acquisition, divestiture and fairness opinion matters.

Role of Scotia Capital

Scotia Capital is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Alberta)) of Penn West or any of its associates or affiliates. The Bank of Nova Scotia (“BNS”), the parent company of Scotia Capital, is a lender to Penn West and provides banking services which may include acting as counterparty to Penn West on interest rate and/or currency hedging transactions from time to time in the normal course of business. Scotia Capital has been engaged to provide financial advisory services to Penn West in respect of other matters within the past24 months.

Scotia Capital is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Alberta)) of Petrofund or any of its associates or affiliates. BNS is a lender to Petrofund and provides banking services which may include acting as counterparty to Petrofund on interest rate and/or currency hedging transactions from time to time in the normal course of business. Scotia Capital has, within the past 24 months, participated in two unit offerings for Petrofund. Scotia Capital has been engaged to provide financial advisory services to Petrofund in respect of other matters within the past 24 months.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere, and, as such, it and BNS, may have had and may have positions in the securities of Penn West, Petrofundor any of their associates and affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Penn West, Petrofund and the Arrangement.

Scope of Review

In preparing the Opinion, Scotia Capital has reviewed and relied upon, among other things:

a)              The Original Arrangement Agreement, dated April 16, 2006;

b)             the most recent draft of the Amended Arrangement Agreement;

c)              the most recent draft of the Joint Information Circular;

d)             audited financial statements of Penn West for the year ended December 31, 2005 and of PWP for the years ended December 31, 2003 and 2004;

e)              audited financial statements of Petrofund for each of the three years ended December 31, 2003, 2004 and 2005;

f)                annual report of Penn West for the year ended December 31, 2005;

g)             annual report of PWP for the year ended December 31, 2004;

h)             annual reports of Petrofund for each of the two years ended December 31, 2004 and 2005;

i)                 annual information forms for Penn West for the year ended December 31, 2005 and PWP for the year ended December 31, 2004;

j)                 annual information forms for Petrofund for each of the two years ended December 31, 2004 and 2005;

k)              Unaudited consolidated financial statements of Penn West for the three months ended March 31, 2006;

l)                 Unaudited consolidated financial statements of Petrofund for the three months ended March 31, 2006;

m)           Management’s Discussion and Analysis of Penn West for the three months ended March 31, 2006;

n)             Management’s Discussion and Analysis of Petrofund for the three months ended March 31, 2006;

o)             Information Circular and Proxy Statement with respect to the Plan of Arrangement involving PWP, Penn West, Penn West AcquisitionCo Inc. and Penn West securityholders dated April 22, 2005;

p)             Information Circular and Proxy Statements for Petrofund dated October 18, 2004, February 28, 2005 and February 28, 2006;

q)             Material change reports of PWP dated June 3, 2005, April 11, 2005 and February 23, 2004;

r)                The business acquisition report of Petrofund dated January 27, 2006;

s)              Material change reports of Petrofund dated November 25, 2005 and April 6, 2004;

t)                Final short form prospectuses of Petrofund dated November 30, 2005 and June 6, 2005;

u)             internal budgets of each of Penn West and Petrofund prepared by their respective managements for the year ending 2006;

v)             a reserve report, effective December 31, 2005, prepared by GLJ Petroleum Consultants Ltd. (“GLJ”), an independent oil and gas reservoir engineering firm, regarding Penn West’s oil and gas assets;

w)           a reserve report, effective December 31, 2005, prepared by GLJ, regarding Petrofund’s oil and gas assets;

x)               financial forecasts for Petrofund and Penn West provided by PWP management;

y)             a schedule of Penn West’s undeveloped land holdings as of December 31, 2005 prepared by PWP’s management;

z)               a schedule of Petrofund’s undeveloped land holdings as of December 31, 2005 prepared by PC’s management;

aa)        Penn West’s estimated tax pool balances as of December 31, 2005 prepared by PWP’s management;

bb)      Petrofund’s estimated tax pool balances as of December 31, 2005 prepared by PC’s management;

cc)        other financial and operating information with respect to Penn West obtained from PWP’s management;

dd)      other financial and operating information with respect to Petrofund obtained from PC’s management;

ee)        current oil and gas price forecasts of independent reservoir engineering firms;

ff)            current prices of oil and gas futures contracts;

gg)      discussions with senior management of each of PWP and PC;

hh)      public information relating to the business, operations, financial performance and unit trading history of Penn West and Petrofund and other selected public royalty trusts considered by us to be relevant;

ii)              public information with respect to other transactions of a comparable nature considered by us to be relevant;

jj)              public information regarding the oil and gas industry;

kk)        representations contained in certificates addressed to Scotia Capital, as of the date hereof, from senior officers of PWP as to the completeness, accuracy and fair presentation of information with respect to Penn West and its associates and affiliates upon which the Opinion is based; and

ll)              such other corporate, oil and gas royalty trust, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by Penn West, PWP, Petrofund or PC to any information requested by Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, Penn West,PWP, Petrofund, PC and their associates and affiliates and advisors or otherwise (collectively, the “Information”) and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as described herein, Scotia Capital has not attempted to verify independently the completeness, accuracy or fair presentation ofany of the Information. With respect to the financial forecasts and budgets provided to Scotia Capital and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of PWP and PC, as the case may be, as to the matters covered thereby and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

Senior management of PWP on behalf of Penn West, has represented to Scotia Capital in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (i) with the exception of forecasts, projections orestimates referred to in (iii) below, the Information (as defined above) provided orally by, or in the presence of, a representative of Penn West or in writing by Penn West or any of its associates or affiliates or their respective agents to Scotia Capitalrelating to Penn West or any of its associates or affiliates for the purpose of preparing the Opinion or publicly disseminated was, at the date that the Information was provided to Scotia Capital or publicly disseminated, and continues to be, except as has been disclosed in writing to Scotia Capital or as publicly disclosed, complete, true and correct in all material respects and did not, and does not, contain any untrue statement of a material fact in respect of Penn West or any of its associates or affiliates, and did not, and does not, omit to state a fact in respect of Penn West or any of its associates or affiliates necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to Scotia Capital or publicly disseminated, except as disclosed in writing to Scotia Capital, oras publicly disclosed, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Penn West or any of its associates or affiliates and no material change has occurred in the Information or any part thereof; and that (iii) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Penn West, are (or were at the time of preparation) reasonable in the circumstances reflecting the best currently available estimates and judgments of management as to the matters covered thereby.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Penn West, Petrofund and their respective associates and affiliates, as they were reflected in the Information and as they were represented to Scotia Capital in discussions with management of PWP and PC. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any partyinvolved in the Arrangement.

For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Amended Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Amended Arrangement Agreement and that Penn West and PWP will be entitled to fully enforce their rights under the Amended Arrangement Agreement and receive the benefits therefrom. Scotia Capital has also assumed that the final form of the Amended Arrangement Agreement will be substantially the same as the last draft reviewed by Scotia Capital. Finally, Scotia Capital has assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any meaningful adverse effect on Penn West or Petrofund or the contemplated benefits of the Arrangement.

The Opinion has been provided for the use of the Board in connection with the Arrangement and may not be used or relied upon by any other person or for any other purpose and may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Scotia Capital, provided, however, that this Opinion may be reproduced in the Joint Information Circular in its entirety and may be summarized in the Joint Information Circular and in press releases issued in connection with the Arrangement (said summaries subject to Scotia Capital’s approval). The Opinion is given as of the date hereof and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Scotia Capital is of the opinion that, as of the date hereof, the considerationto be paid to the Petrofund unitholders, pursuant to the Arrangement is fair, from a financial point of view, to the Penn West unitholders.

Yours very truly,

Scotia Capital Inc.

APPENDIX F

PETROFUND FAIRNESS OPINION

CIBC World Markets Inc.
9th Floor, Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4J7

Tel: (403) 260-0500
Fax: (403) 260-0524

May 23, 2006

The Board of Directors

of Petrofund Corp.

Suite 600, 444 - 7th Avenue S.W.

Calgary, Alberta T2P 0XB

Dear Sirs:

CIBC World Markets Inc. (“CIBC World Markets” or “we”) understands that Petrofund Energy Trust (“Petrofund”) and Petrofund Corp. are proposing to amend the arrangement agreement dated April 16, 2006 (the “Original Arrangement Agreement”) made with Penn West Energy Trust (“Penn West”) and Penn West Petroleum Ltd. (“PWPL”). The Original Arrangement Agreement, as amended by the proposed amending agreement (as so amended, the “Arrangement Agreement”) provides for the combination, by way of plan of arrangement (“Arrangement”) underSection 193 of the Business Corporations Act (Alberta), of Petrofund and Penn West, pursuant to which holders of Petrofund trust units (“Petrofund Units”) shall receive,for each Petrofund Unit:

i)      0.60 of a Penn West trust unit (“Penn West Unit”); and

ii)     a special cash distribution in the amount of $1.10.

In addition, the Arrangement provides for the potential distribution of common shares of 1231818 Alberta Ltd. (“ExploreCo”), a new, publicly listed junior oil and natural gas exploration and development company which would own certain of Petrofund’s and Penn West’s oil and natural gas assets and undeveloped lands. Provided that certain resolutions (the “ExploreCo Resolutions”) are approved at each of the Special Meetings (as defined below), pursuant to the Arrangement, holders of Petrofund Units and Penn West Units will each receive common shares of ExploreCo (“ExploreCo Common Shares”) on the basis of 0.12 of an ExploreCo Common Share for each Petrofund Unit and 0.20 of an ExploreCo Common Share for each Penn WestUnit held.

The completion of the Arrangement will be conditional upon, among other things, approval by at least two-thirds of the votes cast by the holders of Petrofund Units and the holder of the special voting unit of Petrofund, voting as a single class, and by at least two-thirds of the votes cast by the holders of the Penn West Units at the special meeting of Petrofund and the annual and special meeting of Penn West, each to be held on or about June 28, 2006 (the “Special Meetings”) and the approval of the Court of Queen’s Bench of Alberta. We also understand that the terms and conditions of the Arrangement will be described fully in a joint information circular and proxy statement of Petrofund and Penn West and related documents (the “Joint Information Circular”) that will be mailed to holders of Petrofund Units and holders of Penn West Units in connection with the Special Meetings.

Engagement of CIBC World Markets

By letter agreement dated as of April 7, 2006 (the “Engagement Agreement”), Petrofund retained CIBC World Markets as its agent and as exclusive financial advisor to Petrofund and the board of Petrofund Corp. (the “Board of Directors”) in respect of any merger, sale of substantially all the assets of Petrofund or similar extraordinary transaction. Pursuant to the Engagement Agreement, Petrofund has requested that we prepare and deliver to the Board of Directors a written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by the holders of Petrofund Units pursuant to the Arrangement.

CIBC World Markets will be paid a fee for providing its investment banking advisory services pursuant to the Engagement Agreement, including for the preparation and delivery of this Opinion. Petrofund has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC World Markets

CIBC World Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors and internal legal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	The Original Arrangement Agreement;

ii)	A draft dated May 21, 2006 of the amended and restated Arrangement Agreement (the “Amending Agreement”);

iii)	A draft dated May 21, 2006 of the Joint Information Circular;

iv)

Annual Reports of Petrofund, including the audited consolidated financial  statements and Management’s Discussion and Analysis contained therein, as at and for the years ended December 31, 2005, 2004 and 2003;

v)	Annual Information Forms of Petrofund for the years ended December 31, 2005, 2004 and 2003;

vi)	Information Circulars and Proxy Statements for annual and special meetings of Petrofund to be held on April 19, 2006, and held on April 13, 2005, November 16, 2004 and April 14, 2004;

vii)	Unaudited consolidated financial statements of Petrofund for the three months ended March 31, 2006;

viii)	Management’s Discussion and Analysis prepared by Petrofund management for the three months ended March 31, 2006;

ix)	The business acquisition report of Petrofund dated January 27, 2006;

2

x)	Material change reports of Petrofund dated April 24, 2006, November 25, 2005 and April 6, 2004;

xi)	Final short form prospectuses of Petrofund dated November 30, 2005 and June 6, 2005;

xii)

Annual Reports of Penn West and its predecessor PWPL, including the audited  consolidated financial statements and Management’s Discussion and Analysis contained therein, as at and for the years ended December 31, 2005, 2004, and 2003;

xiii)	Annual Information Forms of Penn West and its predecessor PWPL for the years ended December 31, 2005, 2004 and 2003;

xiv)	Information Circulars and Proxy Statements for annual and special meetings of Penn West and its predecessor PWPL held on May 27, 2005 and August 20, 2004;

xv)	Unaudited consolidated financial statements of Penn West for the three months ended March 31, 2006;

xvi)	Management’s Discussion and Analysis prepared by Penn West management for the three months ended March 31, 2006;

xvii)	Information Circular and Proxy Statement dated April 22, 2005 with respect to the Plan of Arrangement involving PWPL, Penn West, Penn West AcquisitionCo Inc. and Penn West securityholders;

xviii)	Material change reports of Penn West and its predecessor PWPL dated April 24, 2006, June 3, 2005, April 11, 2005 and February 23, 2004;

xix)

Public information related to the business, operations, financial performance  and trading histories of Petrofund, Penn West and other selected oil & gas companies and royalty trusts as we considered relevant;

xx)	The evaluation report, effective December 31, 2005, of GLJ Petroleum Consultants Ltd. (“GLJ”), independent engineering consultants, regarding certain petroleum and natural gas reserves of Petrofund;

xxi)	The evaluation report, effective December 31, 2005, of GLJ, independent engineering consultants, regarding certain petroleum and natural gas reserves of Penn West;

xxii)	Financial and operating information, including internal management forecasts, prepared by or obtained from Petrofund;

xxiii)	Financial and operating information, including internal management forecasts, prepared by or obtained from Penn West;

xxiv)

Separate letters of representation addressed to us and dated the date hereof,  as to matters of fact relevant to the Arrangement from senior officers of Petrofund and Penn West attesting to the accuracy and completeness of the information upon which this Opinion is based; and

xxv)	Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis as we considered necessary or appropriate in the circumstances.

In addition to the written information described above, CIBC World Markets conducted interviews and discussions with representatives of the senior managementof (i) Petrofund with regard to, among other things, the Arrangement, as well as Petrofund’s business, operations, financial position, budgets, key assets, obligations and prospects, and (ii) Penn West with regard to, among other things, the Arrangement, as well as Penn West’s business, operations, financial position,

3

budgets, key assets, obligations and prospects. CIBC World Markets has also participated in discussions with Macleod Dixon LLP, Petrofund’s legal counsel, and Burnet Duckworth & Palmer LLP, Penn West’s legal counsel, regarding the Arrangement.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of Petrofund, Penn West or ExploreCo nor any of their respective affiliates and our Opinion should not be construed as such. Further, we have not been asked to identify other potential strategic partners, solicit expressions of interest or develop any potential alternatives to the Arrangement.

We have relied upon, and have assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources relating to Petrofund and to Penn West, or provided to us by Petrofund, Penn West or their respective representatives and advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to nor attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the auditors of Petrofund or Penn West in connection with the preparation of this Opinion. Accordingly, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements and the reports of the auditors thereonrelating to Petrofund and to Penn West.

With respect to operating and financial forecasts and budgets provided to us concerning Petrofund and Penn West and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of Petrofund and Penn West, as the case may be, having regard to the current plans, financial conditions and prospects of Petrofund and Penn West, as the case may be.

We have assumed that all of the representations and warranties in the Arrangement Agreement are correct as of the date hereof and that the Arrangement will be completed substantially in accordance with the requirements of the Arrangement Agreement without any variation in terms and conditions.

Petrofund and Penn West have represented to us, in separate certificates of their respective senior officers, among other things, that the information, data and other material (financial and otherwise) provided to us by or on behalf of Petrofund andPenn West, as the case may be, including the written information and discussions referred to above under the heading “Scope of Review” (collectively, the “Information”), was complete, true and correct in all material respects at the date the Information was provided to us, and that since the dates that the Information

4

was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Petrofund and Penn West or any of their affiliates, each taken as a whole, and no change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

Except as expressly noted above under the heading “Scope of Review”, we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Petrofund or Penn West. We have not attempted to verify independently any of the information concerning Petrofund or Penn West and we express no opinion concerning the trading prices or value of the trust units of Penn West, or the common shares of ExploreCo, following the completion of the Arrangement.

We have, with respect to all legal, tax and environmental matters relating to the Arrangement and the implementation thereof, relied upon Penn West’s and Petrofund’s legal and tax counsel and management, and have assumed the accuracy of the disclosure, including the validity and efficacy of the procedures being followed to implement the Arrangement, all as to be set forth in the Joint Information Circular and do not express any opinion thereon. We do not express any opinion with respect to the tax consequences to Petrofund or any holder of Petrofund Units that may arise as a result of the Arrangement. We have assumed that Penn West will not suffer any material negative tax consequences as a result of the Arrangement, and will qualify as a “unit trust” and “mutual fund trust” as such terms are defined in the Income Tax Act (Canada) (“ITA”), and that the Penn West Units will be qualified investments under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise of Petrofund and Penn West as they arereflected in the Information relating to Petrofund and Penn West and as they were represented to us in our discussions with management of Petrofund and Penn West and their respective representatives and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

Prior Opinion

We completed our substantive financial analyses concerning the Arrangement prior to your approval of the Original Arrangement Agreement on April 13, 2006. On that date we provided our verbal opinion to you that, as of April 13, 2006, the consideration to be received by the holders of Petrofund Units pursuant to the Arrangement was fair, from a financial point of view, to the holders of Petrofund Units. Since that date, our work has been limited to reviewing drafts of the

5

Amending Agreement and the Joint Information Circular and monitoring the trading prices and volumes of the Petrofund Units and the Penn West Units and general economic conditions. In performing this work subsequent to April 13, 2006, nothing has come to our attention to cause us to change or withdraw the conclusion of the verbal opinion we provided to you on April 13, 2006.

Our advice and opinions have been provided to the Board of Directors for its private use only in considering the Arrangement and may not be relied upon by any other person, or for any other purpose or published without the prior written consent of CIBC World Markets. Our opinions are not to be construed as a recommendation to any person as to how to vote at the Special Meetings. The Opinion (below) is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date hereof.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the consideration to be received by the holders of Petrofund Units pursuant to the Arrangement is fair, from afinancial point of view, to the holders of Petrofund Units.

Yours truly,

6

APPENDIX G

PENN WEST PRO FORMA FINANCIAL STATEMENTS

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
1200-205 5 Avenue SW	Telefax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

Compilation Report on Pro Forma Consolidated Financial Statements

The Board of Directors

Penn West Energy Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Penn West Energy Trust (the “Trust”) as at March 31, 2006 and unaudited pro forma consolidated income statements for the three months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1.     Compared the figures in the columns captioned “Penn West” to the unaudited consolidated financial statements of the Trust as at March 31, 2006 and for the three months then ended, and found them to be in agreement.

2.     Compared the figures in the columns captioned “Penn West” to the audited consolidated financial statements of the Trust for the year ended December 31, 2005, and found them to be in agreement.

3.     Compared the figures in the columns captioned “Petrofund” to the unaudited consolidated financial statements of Petrofund Energy Trust as at March 31, 2006 and for the three months then ended, and found them to be in agreement.

4.     Compared the figures in the columns captioned “Petrofund” to the audited consolidated financial statements of Petrofund Energy Trust for the year ended December 31, 2005, and found them to be in agreement.

5.     Recalculated the figures in the column captioned “Petrofund Adjustments” by adding:

•      figures in columns captioned “Kaiser Energy”, “Canadian Partnership”, “Properties to be Transferred” and “Pro Forma Adjustments” included in an unaudited pro forma combined statement of operations of Petrofund Energy Trust for the nine months ended September 30, 2005 included in a Petrofund Energy Trust short form prospectus dated November 30, 2005; and

•      figures in an unaudited statement of operations for the above-noted entities for the period from October 1, 2005 to November 30, 2005 compiled by management of Petrofund Energy Trust.

6.     Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

(a)   The basis for determination of the pro forma adjustments; and

(b)   Whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

The officials:

(a)   described to us the basis for determination of the pro forma adjustments, and

(b)   stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

7.     Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8.     Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Penn West”, “Petrofund”, “ExploreCo” and “Petrofund Adjustments” as at March 31, 2006 and for the three months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned “Pro forma consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada

May 23, 2006

Comments for United States of America Readers on differences between Canadian and United States Reporting Standards

The above compilation report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with the United States of America standards of reasonableness of the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under the United States of America standards, such compilation report would not be included.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada

May 23, 2006

2

Penn West Energy Trust

Pro Forma Consolidated Balance Sheet

As at March 31, 2006

(millions of Canadian dollars)

(unaudited)

	Penn West	Petrofund	Pro Forma ExploreCo Adjustments	Pro Forma Other Adjustments	Notes	Pro Forma Consolidated
	(Note 2)
Assets
Current
Accounts receivable	$180.2	$46.3	$—	$—		$226.5
Risk management	13.0	16.3	—	—		29.3
Other	52.9	19.4	—	—		72.3
	246.1	82.0	—	—		328.1
Property, plant and equipment	3,769.0	1,771.7	(44.2)	1,615.2	3(a)(b)	7,111.7
Asset retirement reserve fund	—	9.7	—	—		9.7
Goodwill	—	337.9	—	216.3	3(c)	554.2
	$4,015.1	$2,201.3	$(44.2)	$1,831.5		$8,003.7

Liabilities and Unitholders’ Equity
Current
Bank overdraft	$—	$4.7	$—	$—		$4.7
Accounts payable and accrued liabilities	283.9	88.0	—	41.8	3(d)	413.7
Taxes payable	12.3	—	—	—		12.3
Distributions payable	55.7	—	—	—		55.7
Risk management		4.9	—	—		4.9
Deferred gain on financial instruments	9.6	—	—	—		9.6
	361.5	97.6	—	41.8		500.9
Bank loan	610.4	422.7	—	129.5	3(a)(e)	1,162.6
Asset retirement obligations	193.8	74.3	(2.1)	—	2(a)	266.0
Future income taxes	672.2	237.1	14.6	—	2(a)	923.9
	1,476.4	734.1	12.5	129.5		2,352.5
Unitholders’ Equity
Unitholders’ capital	580.6	1,800.4	(56.7)	1,229.4	3(a)(f)	3,553.7
Exchangeable shares	—	4.0	—	(4.0)	3(f)	—
Contributed surplus	8.5	1.0	—	(1.0)	3(f)	8.5
Retained earnings (deficit)	1,588.1	(435.8)	—	435.8	3(f)	1,588.1
	2,177.2	1,369.6	(56.7)	1,660.2		5,150.3
	$4,015.1	$2,201.3	$(44.2)	$1,831.5		$8,003.7

3

Penn West Energy Trust

Pro Forma Consolidated Statement of Income

Three months ended March 31, 2006

(millions of Canadian dollars, except per trust unit amounts)

(unaudited)

	Penn West	Petrofund	Pro Forma ExploreCo Adjustments	Pro Forma Other Adjustments	Notes	Pro Forma Consolidated
	(Note 2)
Revenues
Oil and natural gas	$433.9	$204.1	$(6.1)	$—		$631.9
Royalties	(81.5)	(43.6)	1.3	—		(123.8)
Risk management activities	—	15.3	—	—		15.3
	352.4	175.8	(4.8)	—		523.4

Expenses
Operating	85.9	37.0	(0.8)	—		122.1
Transportation	5.8	2.0	(0.1)	—		7.7
General and administrative	7.0	6.2	—	—		13.2
Interest on long term debt	6.4	4.4	—	1.9	4(b)	12.7
Depletion, depreciation and accretion	112.5	64.0	(1.2)	23.5	4(a)	198.8
Equity-based compensation	3.0	—	—	—		3.0
Risk management activities	(6.8)	—	—	—		(6.8)
	213.8	113.6	(2.1)	25.4		350.7
Income before taxes	138.6	62.2	(2.7)	(25.4)		172.7

Taxes
Capital	4.1	1.2	—	—		5.3
Current income taxes	—	0.2	—	—		0.2
Future income taxes (recovery)	(9.9)	6.8	(0.9)	—		(4.0)
	(5.8)	8.2	(0.9)	—		1.5

Net income	$144.4	$54.0	$(1.8)	$(25.4)		$171.2

Net income per Trust unit
Basic	$0.88					$0.73
Diluted	$0.87					$0.72

4

Penn West Energy Trust

Pro Forma Consolidated Statement of Income

Year ended December 31, 2005

(millions of Canadian dollars, except per trust unit amounts)

(unaudited)

	Penn West	Petrofund	Petrofund Adjustments**	Pro Forma ExploreCo Adjustments	Pro Forma Other Adjustments	Notes	Pro Forma Consolidated
	(Note 2)
Revenues
Oil and natural gas	$1,919.0	$779.6	$85.1	$(32.5)	$—		$2,751.2
Royalties	(355.0)	(155.8)	(18.0)	6.2	—		(522.6)
Risk management activities	—	(34.5)	—	—	—		(34.5)
	1,564.0	589.3	67.1	(26.3)	—		2,194.1

Expenses
Operating	327.4	141.6	9.2	(3.8)	—		474.4
Transportation	22.7	8.0	2.9	(0.5)	—		33.1
General and administrative	23.1	17.2	2.5	—	—		42.8
Interest on long term debt	23.2	10.6	8.4	—	5.7	4(b)	47.9
Depletion, depreciation and accretion	437.6	202.8	51.9	(5.1)	126.0	4(a)	813.2
Equity-based compensation	77.2	—	—	—	—		77.2
Foreign exchange loss	4.5	—	—	—	—		4.5
Risk management activities	3.4	—	—	—	—		3.4
	919.1	380.2	74.9	(9.4)	131.7		1,496.5

Income before taxes	644.9	209.1	(7.8)	(16.9)	(131.7)		697.6

Taxes
Capital	14.7	3.9	—	—	—		18.6
Current income taxes	54.1	1.2	2.3	—	—		57.6
Future income taxes (recovery)	(1.1)	(6.7)	(16.8)	(5.8)	—	4(c)	(30.4)
	67.7	(1.6)	(14.5)	(5.8)	—		45.8

Net income	$577.2	$210.7	$6.7	$(11.1)	$(131.7)		$651.8

Net income per Trust unit
Basic	$3.55						$2.79
Diluted	$3.48						$2.76

** Petrofund acquired Kaiser Energy Ltd. effective December 1, 2005. These adjustments present the pro-forma amounts as if Kaiser had been included in the accounts of Petrofund from January 1, 2005.

5

Penn West Energy Trust

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2006 and for the year ended December 31, 2005

(unaudited)

1. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2006 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2006 and for the year ended December 31, 2005 (the “Pro Forma Statements”) of Penn West Energy Trust (“Penn West”) have been prepared for inclusion in the Joint Information Circular and Proxy Statement (the “Information Circular”) of Penn West and Petrofund Energy Trust (“Petrofund”). The Information Circular will include details of the plan of arrangement (the “Arrangement”).

The Pro Forma Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) by the management of Penn West. Accounting policies used in the preparation of the Pro Forma Statements are in accordance with those disclosed in the 2005 audited consolidated financial statements of Penn West. The Arrangement contemplates the combination of Penn West with Petrofund and the formation of a new public company, 1231818 Alberta Ltd. (“ExploreCo”). The Arrangement, including the formation of ExploreCo, is subject to the approval of the unitholders of Penn West and Petrofund. The Pro Forma Statements are prepared on the basis that the Arrangement, including the formation of ExploreCo, will be approved by the unitholders of Penn West and Petrofund. The unaudited pro forma consolidated balance sheet gives effect to the Arrangement and assumptions described in notes 2 and 3 as if they had occurred at the date of the balance sheet and the unaudited pro forma consolidated statements of earnings give effect to the assumed transactions and assumptions described in note 4 as if they had occurred at January 1, 2005.

In the opinion of management, the Pro Forma Statements include all material adjustments for a fair presentation of the ongoing entity in accordance with GAAP.

The Pro Forma Statements have been prepared from, and should be read in conjunctions with, the following financial reports and financial information:

•      The audited consolidated financial statements of Penn West as at and for the year ended December 31, 2005 and the unaudited consolidated financial statements of Penn West as at and for the three months ended March 31, 2006.

•      The audited consolidated financial statements of Petrofund as at and for the year ended December 31, 2005 and the unaudited consolidated financial statements of Petrofund as at and for the three months ended March 31, 2006.

•      The unaudited pro forma consolidated financial statements of Petrofund as at September 30, 2005 and for the nine months then ended included in a short form prospectus of Petrofund dated November 30, 2005.

•      The audited statement of revenue and operating costs of the ExploreCo properties for the year ended December 31, 2005 and the unaudited statement of revenues and operating costs of the ExploreCo properties for the three months ended March 31, 2006.

The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these Pro Forma Statements, no adjustments have been made to reflect the potential operating synergies and administrative cost savings that could result from the operations of the combined assets.

2. Formation of ExploreCo

The Arrangement includes the formation of a new public company, ExploreCo. Pursuant to the Arrangement, each Petrofund unitholder will receive 0.12 common shares of ExploreCo for each Petrofund unit held, and Penn West unitholders will receive 0.2 common shares of ExploreCo for each Penn West unit held. Petrofund and Penn West will contribute producing properties and undeveloped land to ExploreCo. The transfer of assets to ExploreCo was recorded at book values. The effects on the pro forma consolidated balance sheet and pro forma consolidated statement of income were as follows:

6

a.     Property, plant and equipment has been reduced by $44.2 million, asset retirement obligations has been reduced by $2.1 million, future income taxes were increased by $14.6 million and unitholders’ capital has been reduced by $56.7 million.

b.     Revenue and royalties, operating and transportation expenses, and the portion of depletion, depreciation and accretion relating to the ExploreCo properties, and future income taxes, have been adjusted in the pro forma consolidated statements of income for the three months ended March 31, 2006 and the year ended December 31, 2005.

Should the formation of ExploreCo not be approved by the unitholders of Penn West and Petrofund, the ExploreCo pro forma adjustments would not be required. The elimination of these adjustments would not have a material effect on the Pro Forma Statements.

3. Pro Forma Consolidated Balance Sheet Assumptions and Adjustments

The Arrangement contemplates the combination of Penn West with Petrofund. Pursuant to the Arrangement, Penn West will acquire all the units of Petrofund whereby each Petrofund unitholder will receive 0.6 of a trust unit of Penn West resulting in total estimated consideration of $3.0 billion, including acquisition costs. The acquisition will be accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values.

The Pro Forma Statements have been prepared using estimated fair values at March 31, 2006, and will be subject to change as certain estimates are realized and final tax pools are established. For purposes of preparing the unaudited pro forma consolidated balance sheet, the fair value of net assets acquired and liabilities assumed were allocated as follows:

a.     Purchase price allocation:

($ millions)
Purchase Price
70.6 million Penn West Trust Units issued	$3,029.8
Transaction costs	14.5
$3,044.3

Allocation of the Purchase Price
Property, plant and equipment	$3,386.9
Goodwill	554.2
Working capital (deficiency)	(38.2)
Bank loan	(547.2)
Future income taxes	(237.1)
Asset retirement obligations	(74.3)
$3,044.3

Under the terms of the Arrangement, Penn West acquires all the trust units of Petrofund, after conversion of the exchangeable shares, in exchange for the issuance of trust units of Penn West. The value of Penn West trust units to be issued was based on the five day weighted average trading value of the units, including two days before and after the announcement date and the date of the announcement.

b.     Petrofund property, plant and equipment has been increased to $3.4 billion representing the estimated fair value of the acquired petroleum and natural gas assets.

c.     Goodwill of $554.2 million represents the amount of consideration in excess of the fair value assigned to the net identifiable assets and liabilities acquired.

d.     Additional current liabilities of $41.8 million are comprised of estimated Arrangement transaction costs, including severances and the estimated cash costs to settle the Restricted Unit Plan of Petrofund.

e.     The Arrangement includes a special cash distribution of $1.10 per Petrofund trust unit to be paid on closing. The $129.5 million to be paid on closing is included in the bank loan.

7

f.      Unitholders’ capital has been increased by $3.0 billion representing the issuance of 70.6 million Penn West trust units at fair value. The other components of Petrofund’s unitholders’ equity, being exchangeable shares, contributed surplus, and retained earnings, have been eliminated.

4. Pro Forma Consolidated Statements of Earnings Assumptions and Adjustments

a.     Depletion, depreciation and accretion has been adjusted to reflect the unit-of-production rate based on the estimated proved petroleum and natural gas reserves, production and depletion base after adjustments for the properties transferred to ExploreCo and the acquisition of Petrofund.

b.     Interest on long term debt has been adjusted to reflect the additional interest that would have been incurred if the transaction had occurred on January 1, 2005.

5. Per Unit Information

Pro forma net income per unit has been calculated using the weighted average number of Penn West trust units outstanding plus Penn West trust units issued to effect the acquisition of Petrofund as if they had been outstanding for the respective period, as follows (millions):

March 31, 2006	Penn West	Petrofund Acquisition	Pro Forma Consolidated

Basic	163.5	70.6	234.1
Diluted	165.8	70.6	236.4

At period-end	163.8	70.6	234.4

December 31, 2005	Penn West	Petrofund Acquisition	Pro Forma Consolidated

Basic	162.6	70.6	233.2
Diluted	165.9	70.6	236.5

At period-end	163.3	70.6	233.9

8

APPENDIX H

INFORMATION CONCERNING 1231818 ALBERTA LTD.

SCHEDULES

A	–	Pro Forma Consolidated Financial Statements of 1231818 Alberta Ltd.
B	–	Statement of Net Operating Revenue of the ExploreCo Assets
C	–	Audited Balance Sheet of 1231818 Alberta Ltd.
D	–	Report on Reserves Data by GLJ Petroleum Consultants Ltd. in Accordance with Form 51-101F2
E	–	Report of Penn West Management and Directors on Oil and Gas Disclosure in Accordance with Form 51-101F3 (Penn West ExploreCo Assets Reserves)
F	–	Report of Petrofund Management and Directors on Oil and Gas Disclosure in Accordance with Form 51-101F3 (Petrofund ExploreCo Assets Reserves)

NOTICE TO READER

As at the date hereof, ExploreCo has not carried on any active business. The Arrangement provides the Penn West Unitholders and the Petrofund Unitholders with the opportunity to participate in ExploreCo. Under the Arrangement, the conveyance of the ExploreCo Assets from Penn West and Petrofund to ExploreCo and the distribution of ExploreCo Common Shares to Penn West Unitholders and Petrofund Unitholders is conditional upon the ExploreCo Resolutions being passed at the Penn West Meeting and at the Petrofund Meeting. Assuming the ExploreCo Resolutions are approved, pursuant to the Arrangement, ExploreCo will acquire the ExploreCo Assets from Penn West and Petrofund coincident with the Arrangement becoming effective. Unless otherwise noted, the disclosure in this Appendix has been prepared assuming that the acquisition of the ExploreCo Assets by ExploreCo has been completed. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the “Glossary of Terms” in the Information Circular.

In the event that the ExploreCo Resolutions are not approved at the Penn West Meeting and the Petrofund Meeting, the ExploreCo Assets will not be conveyed by Penn West and Petrofund to ExploreCo, but rather will remain part of the combined trust following the completion of the Arrangement and Petrofund Unitholders will not receive any ExploreCo Common Shares under the Arrangement.

FORWARD-LOOKING STATEMENTS

This Appendix contains forward-looking statements. All statements other than statements of historical fact contained in this Appendix are forward-looking statements. Reference is made to “Joint Information Circular and Proxy Statement – Forward-Looking Statements” in the body of this Information Circular for information regarding forward-looking statements. The forward-looking statements contained in this Appendix are expressly qualified in their entirety by the cautionary statements set forth in the body of this Information Circular under “Joint Information Circular and Proxy Statement – Forward-Looking Statements”. The forward-looking statements included in this Appendix are made as of the date of this Information Circular and ExploreCo undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

1231818 Alberta Ltd. was incorporated under the ABCA on March 28, 2006. ExploreCo’s registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Intercorporate Relationships

As at the date hereof, ExploreCo does not have any subsidiaries. Assuming the ExploreCo Resolutions are approved at the Penn West Meeting and Petrofund Meeting, immediately following the Effective Time, ExploreCo will own all of the issued and outstanding ExploreCo FinCo Common Shares and ExploreCo FinCo Warrants.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

ExploreCo has not carried on any active business since incorporation.

ExploreCo will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Receipt of approval for the listing of the ExploreCo Common Shares on the TSX is a mutual condition to completion of the Arrangement. Listing of the ExploreCo Common Shares on the TSX will be subject to ExploreCo meeting the original listing requirements of the TSX. Conditional listing approval has not yet been obtained and there can be no assurance that the ExploreCo Common Shares will be listed on the TSX or another stock exchange. If the listing of the ExploreCo Common Shares on the TSX is not approved, ExploreCo may consider listing on another exchange. In the event that such listing approval cannot be obtained, Penn West and Petrofund could waive the condition and proceed with the Arrangement, in which event Securityholders may receive securities in an unlisted company, or determine not to proceed with the Arrangement.

Prior to the completion of the Arrangement, ExploreCo will complete the ExploreCo Private Placement. Pursuant to the Arrangement: (i) holders of Penn West Units will receive 0.20 of an ExploreCo Common Share for each Penn West Unit held; (ii) holders of Petrofund Units will receive 0.12 of an ExploreCo Common Share for each Petrofund Unit held; and (iii) the ExploreCo Assets will be transferred to ExploreCo by Penn West and Petrofund. The ExploreCo Assets will be conveyed by the Petrofund Operating Entities and the Penn West Operating Entities with representations and warranties and on terms usual for transactions of this nature. The financial date for all financial adjustments, including as to revenue, operating and capital, will be April 1, 2006. In any event, the amount recoverable by ExploreCo for any matter relating to the ExploreCo Assets will be limited to the value allocated by the parties in the conveyances.

Significant Acquisitions and Significant Dispositions

A complete description of the ExploreCo Assets, including the natural gas and oil reserves attributable to them, is provided in this Appendix. Pro forma financial information concerning ExploreCo, after the acquisition of the ExploreCo Assets, is provided in the pro forma consolidated financial statements attached as Schedule “A” to this Appendix. Attached as Schedule “B” to this Appendix is a statement of net operating revenue concerning the ExploreCo Assets for the years ended December 31, 2005, 2004 and 2003 and the three month periods ended March 31, 2005 and March 31, 2006. Attached as Schedule “C” to this Appendix is an audited balance sheet of ExploreCo as at March 31, 2006.

DESCRIPTION OF THE BUSINESS

General

Following the Arrangement, ExploreCo will be engaged in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the provinces of British Columbia and Alberta. ExploreCo is expected to have approximately 1,350 Boe/d of initial production, weighted approximately 10% to light oil and natural gas liquids and 90% to natural gas, and a net interest in approximately 150,000 acres of undeveloped land located in Alberta and British Columbia.

Stated Business Objectives

ExploreCo’s business objectives will be to create sustainable and profitable per share growth in reserves, production and cash flow in western Canada. To accomplish this, ExploreCo intends to pursue an integrated growth strategy including focused acquisitions, together with development and exploration drilling within its initial geographic project areas in Alberta.

ExploreCo intends to pursue the internal generation of exploration plays that have medium risk and multi-zone potential. ExploreCo intends to maintain a balance between exploration, exploitation and development drilling for oil and gas reserves, although management of ExploreCo will also consider asset and corporate acquisition opportunities that meet ExploreCo’s business parameters. To achieve sustainable and profitable growth, the proposed management team of ExploreCo believes in controlling the timing and costs of its projects wherever possible. Accordingly, ExploreCo will seek to become the operator of its properties to the greatest extent possible. Further, to minimize competition within its geographic areas of interest, ExploreCo will strive to maximize its working interest ownership in its properties where reasonably possible. The proposed management team of ExploreCo has industry experience in producing areas in western Canada and has the capability to expand the scope of ExploreCo’s activities as opportunities arise.

In reviewing potential drilling or acquisition opportunities, ExploreCo will give consideration to the following criteria:

•                  risk capital to secure or evaluate the investment opportunity;

•                  the potential return on the project, if successful;

•                  the likelihood of success; and

•                  risked return versus cost of capital.

In general, ExploreCo intends to pursue a portfolio approach in developing a large number of opportunities with a balance of risk profiles and commodity exposure in an attempt to generate sustainable high levels of growth.

It should be noted that the board of directors of ExploreCo may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to the guidelines discussed above based upon the board’s consideration of the qualitative aspects of the subject properties, including risk profile, technical upside, reserve life and asset quality.

Operations

ExploreCo’s principal assets will initially be located in the Herronton, Minehead and Beaverhill Lake areas of Alberta. ExploreCo’s minor assets will be located in the McLeod, Beaverlodge and Rycroft areas of Alberta, and the Dawson and Doe areas of British Columbia. A more detailed description of ExploreCo’s assets is provided under “Statement of Reserves Data and Other Oil and Gas Information – Oil and Gas Properties and Wells”.

ExploreCo will allocate most of its human and financial resources to developing these operating areas. This includes executing on a drilling program that has currently identified approximately 20 locations, ranging from low risk development wells to higher impact exploration wells.

Using a strategy that will take advantage of the proposed management team’s strengths, ExploreCo will also identify and evaluate new potential core areas. Target criteria will be: high, operated working interests; multi-zone potential; and drilling upside.

Management of ExploreCo believes that building ExploreCo with a focused set of properties will position ExploreCo more effectively for an ultimate exit strategy that could involve an outright sale, a merger with another energy company or a conversion into a trust.

Specialized Skill and Knowledge

Drawing on a collective experience of more than 100 years in the oil and gas business, ExploreCo’s proposed management team has a demonstrated track record of bringing together all of the key components to a successful exploration and production company: strong technical skills; expertise in planning and financial controls; ability to execute on business development opportunities; capital markets expertise; and an entrepreneurial spirit that will allow ExploreCo to effectively identify, evaluate and execute on value-added initiatives. See “Directors and Officers” in this Appendix.

Cyclical and Seasonal Impact of Industry

ExploreCo’s business will generally not be cyclical. The exploration for and development of oil and natural gas reserves is dependent on access to areas where production is to be conducted. Seasonal weather variations, including freeze-up and break-up, affect access in certain circumstances.

Economic Dependence

ExploreCo’s operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions, as well as conditions in other oil and natural gas producing regions. Any decline in oil and natural gas prices could have an adverse effect on ExploreCo’s financial condition. ExploreCo intends to mitigate such price risk through closely monitoring the various commodity markets and may establish a hedging program, as deemed necessary, to lock-in high netbacks on production volumes.

Environmental Protection

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which might have a significant negative impact on earnings and overall competitiveness. See below under the heading  “Industry Conditions – Environmental Regulation”.

Employees

As at the date of the Information Circular, ExploreCo has no employees. After giving effect to the Arrangement, ExploreCo expects that it will have four officers and 10 employees at its office in Calgary. ExploreCo will seek to add additional employees in the future to meet its growth objectives.

Competitive Conditions

The oil and natural gas industry is intensely competitive in all its phases. ExploreCo will compete with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. ExploreCo’s competitors will include resource companies which have greater financial resources, staff and facilities than those of ExploreCo. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. ExploreCo anticipates that its competitive position will be equivalent to that of other oil and gas issuers of similar size and at a similar stage of development.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the “Statement”) is dated May 12, 2006. The effective date of the Statement is March 31, 2006 and the preparation date of the Statement is May 8, 2006.

Oil and Gas Properties and Wells

The following is a description of the major oil and natural gas properties, plants, facilities and installations to be acquired by ExploreCo pursuant to the Arrangement as of March 31, 2006. All of the ExploreCo Assets are located in the Provinces of Alberta and British Columbia. All of the ExploreCo assets are onshore and are a combination of producing and exploratory assets. There are no material statutory or other mandatory relinquishments, surrenders, back-ins or changes in ownership in respect of the ExploreCo Assets. Estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Herronton, Alberta

The Herronton area is located 50 kilometres southeast of the City of Calgary. Production is primarily from the Belly River and Edmonton zones. Wells are both unitized and non-unitized, with the majority being non-unitized. Of the two units within the property, the largest is operated by ExploreCo. ExploreCo has an interest in 82 producing gas wells (65.9 net) and one oil well (0.4 net).

Production net to ExploreCo’s working interest from the area averaged one Bbls/d of oil, 3,300 Mcf/d of sales gas and eight Bbls/d of natural gas liquids for the first quarter of 2006. Current production is approximately one Bbls/d of oil, 3,000 Mcf/d of natural gas and eight Bbls/d of natural gas liquids.

ExploreCo operates the Arrowwood South gas plant and low-pressure gathering system, including five booster compressors, which process the majority of its gas in the area. ExploreCo also operates the Arrowwood North plant, and has an interest in various other operated and non-operated gathering systems, compressors and plants in the area.

There is also a small amount of coal-bed methane production from ExploreCo’s lands which has not yet been fully exploited.

Minehead, Alberta

Located approximately 200 kilometres west of the City of Edmonton, the Minehead area produces liquids-rich gas from the Cardium formation. There are 25 producing gas wells in which ExploreCo has an interest, with 9.0 net wells to ExploreCo’s working interest.

ExploreCo does not operate any of the wells or facilities, but has an interest in portions of the gathering system which connect the gas to third-party processing facilities.

Production net to ExploreCo’s working interests from the area averaged 2,000 Mcf/d of natural gas and 77 Bbls/d of natural gas liquids for the first quarter of 2006. Current production is approximately 2,000 Mcf/d of natural gas and 75 Bbls/d of natural gas liquids.

Beaverhill Lake, Alberta

Production in the Beaverhill Lake area, located 50 kilometres east of the City of Edmonton, currently comprises a single 100 percent working interest well producing from the Mannville group. Production averaged 1,050 Mcf/d of natural gas for the first quarter of 2006. Current production is 900 Mcf/d of natural gas.

Production is all processed through third-party facilities with ExploreCo owning the flowline from the well to those facilities.

Disclosure of Reserves Data

In accordance with NI 51-101, GLJ (i) evaluated, effective March 31, 2006, the oil, NGL and natural gas reserves attributed to the properties to be transferred from Penn West to ExploreCo pursuant to the Arrangement, and (ii) evaluated, effective March 31, 2006, the oil, NGL and natural gas reserves attributed to the properties to be transferred from Petrofund to ExploreCo pursuant to the Arrangement.

The reserves data set forth below (the “Reserves Data”) is based upon the evaluation of GLJ with an effective date of March 31, 2006 contained in the ExploreCo Engineering Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves associated with the ExploreCo Assets and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The ExploreCo Engineering Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of ExploreCo’s crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

GLJ was engaged to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. ExploreCo will have no heavy oil reserves or production.

The net present value of future net revenue attributable to ExploreCo’s reserves is stated below without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by GLJ. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein.

The values shown for income taxes and future net revenue after income taxes were calculated on a stand-alone basis in the ExploreCo Engineering Report. The values shown may not be representative of ExploreCo’s future income tax obligations, tax horizon or after-tax valuation.

The Report of Management and Directors on Oil and Gas Disclosure in accordance with Form 51–101F3 of each of Penn West and Petrofund with respect to the ExploreCo Assets are attached as Schedules “E” and “F”, respectively, to this Appendix and the Report on Reserves Data by GLJ in accordance with Form 51–101F2 for the ExploreCo Assets is attached as Schedule “D” to this Appendix.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AS OF MARCH 31, 2006
CONSTANT PRICES AND COSTS

	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT
RESERVES CATEGORY	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)

PROVED
Developed Producing	1	1	15,858	13,486	334	232	2,978	2,480
Developed Non-Producing	0	0	110	104	0	0	18	17
Undeveloped	0	0	1,690	1,439	52	36	334	275
TOTAL PROVED	1	1	17,658	15,029	386	267	3,330	2,773
TOTAL PROBABLE	0	0	5,031	4,321	92	63	930	784
TOTAL PROVED PLUS PROBABLE	2	1	22,689	19,349	477	331	4,260	3,557

SUMMARY OF NET PRESENT VALUES OF
FUTURE NET REVENUE
AS OF MARCH 31, 2006
CONSTANT PRICES AND COSTS

	NET PRESENT VALUES OF FUTURE NET REVENUE
	BEFORE INCOME TAXES DISCOUNTED AT (%/YEAR)					AFTER INCOME TAXES DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)
PROVED
Developed Producing	74,298	56,648	46,396	39,675	34,909	73,404	55,827	45,640	38,974	34,257
Developed Non-Producing	442	373	320	278	245	333	276	233	200	174
Undeveloped	6,229	3,731	2,467	1,707	1,194	5,320	2,939	1,769	1,086	637
TOTAL PROVED	80,969	60,751	49,183	41,660	36,349	79,056	59,042	47,641	40,259	35,067
TOTAL PROBABLE	21,813	12,617	8,587	6,388	5,012	15,847	8,786	5,817	4,239	3,269
TOTAL PROVED PLUS PROBABLE	102,782	73,368	57,770	48,048	41,360	94,903	67,827	53,458	44,498	38,336

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF MARCH 31, 2006
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)
Proved	143,597	24,213	33,425	3,023	1,968	80,969	1,913	79,056
Proved Plus Probable	183,090	30,436	43,144	4,671	2,058	102,782	7,879	94,903

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF MARCH 31, 2006
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (DISCOUNTED AT 10%/YEAR)
		($000s)
Proved	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	49,183

Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	57,770

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AS OF MARCH 31, 2006
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT
RESERVES CATEGORY	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)

PROVED
Developed Producing	1	1	15,868	13,492	334	232	2,980	2,482
Developed Non-Producing	0	0	110	104	0	0	18	17
Undeveloped	0	0	1,690	1,439	52	36	334	276
TOTAL PROVED	1	1	17,668	15,034	386	268	3,332	2,775
TOTAL PROBABLE	0	0	5,039	4,326	92	63	932	785
TOTAL PROVED PLUS PROBABLE	2	1	22,708	19,361	478	332	4,264	3,560

SUMMARY OF NET PRESENT VALUES OF
FUTURE NET REVENUE
AS OF MARCH 31, 2006
FORECAST PRICES AND COSTS

	NET PRESENT VALUES OF FUTURE NET REVENUE
	BEFORE INCOME TAXES DISCOUNTED AT (%/YEAR)					AFTER INCOME TAXES DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)
PROVED
Developed Producing	89,960	68,718	56,731	48,931	43,388	85,407	64,541	52,876	45,354	40,053
Developed Non-Producing	569	488	425	375	335	414	348	298	258	227
Undeveloped	8,142	5,116	3,609	2,716	2,115	6,099	3,593	2,374	1,662	1,187
TOTAL PROVED	98,671	74,322	60,766	52,023	45,838	91,919	68,482	55,547	47,274	41,468
TOTAL PROBABLE	28,329	15,765	10,680	8,023	6,393	19,064	10,444	6,993	5,196	4,094
TOTAL PROVED PLUS PROBABLE	127,000	90,087	71,445	60,045	52,231	110,983	78,926	62,540	52,470	45,562

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF MARCH 31, 2006
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)
Proved	173,007	28,339	40,513	3,023	2,462	98,671	6,751	91,919
Proved Plus Probable	225,530	36,309	54,777	4,703	2,741	127,000	16,017	110,983

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF MARCH 31, 2006
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (DISCOUNTED AT 10%/YEAR)
		($000s)
Proved	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas and by-products from oil wells)	60,766

Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	71,445

Definitions and Other Notes

In the tables set forth above in “Statement of Reserves Data and Other Oil and Gas Information” and elsewhere in this Appendix the following definitions and other notes are applicable:

(1)           “Gross” means:

(a)                                  in relation to ExploreCo’s interest in production or reserves, ExploreCo’s working interest (operating or non-operating) share before deduction of royalties and without including any of ExploreCo’s royalty interests;

(b)                                 in relation to wells, the total number of wells in which ExploreCo has an interest; and

(c)                                  in relation to properties, the total area of properties in which ExploreCo has an interest.

(2)           “Net” means:

(a)                                  in relation to ExploreCo’s interest in production or reserves, ExploreCo’s working interest (operating or non-operating) share after deduction of royalty obligations, plus ExploreCo’s royalty interests in production or reserves;

(b)                                 in relation to ExploreCo’s interest in wells, the number of wells obtained by aggregating ExploreCo’s working interest in each of ExploreCo’s gross wells; and

(c)                                  in relation to ExploreCo’s interest in a property, the total area in which ExploreCo will have an interest multiplied by the working interest owned by ExploreCo.

(3)                                  The crude oil, NGL and natural gas reserve estimates presented in the ExploreCo Engineering Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below:

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

•                                       the analysis of drilling, geological, geophysical and engineering data;

•                                       the use of established technology; and

•                                       specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates:

(a)                                  Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)                                 Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories:

(a)                                  Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i)                                     Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)                                  Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b)                                 Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

•                  at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

•                  at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

Forecast prices and costs

Future prices and costs that are:

(a)                                  generally acceptable as being a reasonable outlook of the future; and

(b)                                 if, and only to the extent that, there are fixed or presently determinable future prices or costs to which ExploreCo will be legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary table under “Pricing Assumptions” below identifies benchmark reference prices that apply to ExploreCo.

Constant prices and costs

Prices and costs used in an estimate that are:

(a)                                  ExploreCo’s prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b)                                 if, and only to the extent that, there are fixed or presently determinable future prices or costs to which ExploreCo will be legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), ExploreCo’s prices will be the posted price for oil and the spot price for natural gas, after historical adjustments for transportation, gravity and other factors.

(4)                                  ARTC is not included in the cumulative cash flow amounts because ExploreCo is not expected to qualify for ARTC.

(5)                                  “Future income tax expenses” estimated:

(a)                                  making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;

(b)                                 without deducting estimated future costs that are not deductible in computing taxable income;

(c)                                  taking into account estimated tax credits and allowances; and

(d)                                 applying to the future pre-tax net cash flows relating to ExploreCo’s oil and gas activities the appropriate year end statutory tax rates, taking into account future tax rates already legislated.

(6)                                  “Development well” means a well drilled inside the established limits of an oil or gas reservoir or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

(7)                                  “Development costs” means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from the reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)                                  gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, to the extent necessary in developing the reserves;

(b)                                 drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and the wellhead assembly;

(c)                                  acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d)                                 provide improved recovery systems.

(8)                                  “Exploration well” means a well that is not a development well, a service well or a stratigraphic test well.

(9)                                  “Exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)                                  costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)                                 costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c)                                  dry hole contributions and bottom hole contributions;

(d)                                 costs of drilling and equipping exploratory wells; and

(e)                                  costs of drilling exploratory type stratigraphic test wells.

(10)                            “Service well” means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

(11)                            Numbers may not add due to rounding.

Pricing Assumptions

Constant Prices Used in Estimates

The constant benchmark reference prices utilized by GLJ in the ExploreCo Engineering Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS AS OF MARCH 31, 2006
CONSTANT PRICES AND COSTS

			Natural Gas Liquids
Year	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current	AECO-C Spot Then Current	Spec Ethane	Edmonton Propane	Edmonton Butane	Edmonton Pentanes Plus	Exchange Rate
	$Cdn/bbl	$Cdn/mmbtu	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	($U.S./$Cdn.)
March 31, 2006	73.57	6.66	22.48	47.08	54.44	72.87	0.8568

The weighted average historical prices realized by Penn West and Petrofund with respect to the ExploreCo Assets for the year ended December 31, 2005, were $9.12/Mcf for natural gas, $64.39/Bbl for light and medium oil and $52.99 for NGLs. The weighted average historical prices realized by Penn West and Petrofund with respect to the ExploreCo Assets for the three months ended March 31, 2006, were $8.30/Mcf for natural gas, $61.56/Bbl for light and medium oil and $55.58/Bbl for NGLs.

Forecast Prices Used in Estimates

The forecast benchmark reference prices, inflation rates and exchange rates utilized by GLJ in the ExploreCo Engineering Report were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
AS OF MARCH 31, 2006
FORECAST PRICES AND COSTS

			Natural Gas Liquids
Year	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current	AECO-C Spot Then Current	Spec Ethane	Edmonton Propane	Edmonton Butane	Edmonton Pentanes Plus	Inflation	Exchange Rate
	$Cdn/bbl	$Cdn/mmbtu	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	Rates (%/Yr)	($US/$Cdn)
Forecast
2006	75.75	7.65	26.00	48.50	56.00	77.25	0.0	0.850
2007	70.00	9.45	32.00	44.75	51.75	71.50	2.0	0.850
2008	64.00	8.60	29.00	41.00	47.25	65.25	2.0	0.850
2009	58.00	8.05	27.25	37.00	43.00	59.25	2.0	0.850
2010	56.75	7.45	25.25	36.25	42.00	58.00	2.0	0.850
2011	57.75	7.00	23.75	37.00	42.75	59.00	2.0	0.850
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	0.850

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. In general, undeveloped reserves are scheduled to be developed within the two years following the effective date of the ExploreCo Engineering Report. Capital expenditures to develop proved undeveloped reserves are estimated at $2,965,000 in 2006 and $0 in 2007. Capital expenditures to develop probable undeveloped reserves are estimated at $40,000 in 2006 and $1,608,000 in 2007.

Significant Factors or Uncertainties

The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserves estimates contained herein are based on current production forecasts, prices and economic conditions.

As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

Future Development Costs

The table below sets out the development costs deducted in the estimation of future net revenue attributable to the proved reserves (using both constant prices and costs and forecast prices and costs) and the proved plus probable reserves (using forecast prices and costs only) contained in the ExploreCo Engineering Report.

	Forecast Prices and Costs				Constant Prices and Costs
	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves
	0%	10%	0%	10%	0%	10%
	(thousands of $)

2006	3,023	2,916	3,063	2,955	3,023	2,916
2007	0	0	1,640	1,456	0	0
2008	0	0	0	0	0	0
2009	0	0	0	0	0	0
2010	0	0	0	0	0	0
Thereafter	0	0	0	0	0	0
Total	3,023	2,916	4,703	4,411	3,023	2,916

ExploreCo is expected to have four sources of funding available to finance its estimated future development costs: internally generated cash flow, long-term debt, equity financing and farm-out arrangements. ExploreCo expects to fund the above future development costs primarily through internally generated cash-flow and, to a much lesser extent, debt. The cost of these sources of funding are expected to be minimal and are not expected to materially impact the disclosed reserves or future net revenue of ExploreCo. It is not expected that the costs of funding could make development of a property uneconomic for ExploreCo.

Other Oil and Gas Information

Oil and Gas Wells

The following table sets forth the number and status of wells, effective March 31, 2006, in which ExploreCo will have a working interest after giving effect to the Arrangement.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing		Other Wells (1)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

British Columbia	0.00	0.00	0.00	0.00	9.00	5.44	2.00	1.73	0.00	0.00
Alberta	1.00	0.36	0.00	0.00	111.00	77.22	7.00	5.11	20.00	16.59
Total	1.00	0.36	0.00	0.00	120.00	82.66	9.00	6.84	20.00	16.59

Note:

(1)           “Other Wells” includes wells cased but not completed and service wells.

Properties with No Attributed Reserves

The following table summarizes the gross and net acres of unproved properties, effective March 31, 2006, in which ExploreCo will have an interest after giving effect to the Arrangement.

	Undeveloped Acres(1)(2)
	Gross	Net

British Columbia	7,298	3,804
Alberta	207,054	146,879
Total	214,352	150,683

Notes:

(1)	There are no material work commitments in respect of ExploreCo’s unproved properties.
(2)	ExploreCo expects its rights to explore, develop and exploit approximately 5,000 net acres of its unproved property to expire within one year.

Forward Contracts

ExploreCo will not be bound by any agreement (including any transportation agreement), directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or natural gas. In addition, ExploreCo’s transportation obligations or commitments for future physical deliveries of oil or natural gas will not exceed ExploreCo’s expected related future production from its proved reserves, estimated using forecast prices and costs, as disclosed herein.

Additional Information Concerning Abandonment and Reclamation Costs

The following sets forth certain information regarding ExploreCo’s anticipated abandonment and reclamation costs for surface leases, wells, facilities and pipelines.

(a)                                  ExploreCo’s abandonment and reclamation costs are estimated based on industry costs and experience.

(b)                                 It is expected that ExploreCo will incur reclamation and abandonment costs in respect of approximately 106 net wells.

(c)                                  The total amount of ExploreCo’s abandonment and reclamation costs expected to be incurred, net of estimated salvage value, is $2,928,100 (undiscounted) and $980,700 (discounted at 10%).

(d)                                 $869,900 (undiscounted) and $151,700 (discounted at 10%) of abandonment and reclamation costs disclosed in paragraph (c) above were not deducted as abandonment and reclamation costs in estimating the future net revenue disclosed elsewhere in this Appendix.

(e)                                  $355,000 of the $2,928,100 of abandonment and reclamation costs disclosed in paragraph (c) above are expected to be paid in the next three years by ExploreCo.

Tax Horizon

It is estimated that ExploreCo may be required to pay income taxes in 2006.

Costs Incurred

The following table summarizes capital expenditures (including costs that were capitalized or charged to expense when incurred) incurred by Penn West and Petrofund with respect to the ExploreCo Assets for the year ended December 31, 2005 and the three months ended March 31, 2006.

	2005 Capital Expenditures	2006 First Quarter Capital Expenditures
	($000s)	($000s)
Property acquisition costs:
Proved properties	—	—
Unproved properties	—	—
Development Costs (1)	3,889	3,620
Exploration Costs (2)	—	—
Total	3,889	3,620

Notes:

(1)	Cost of drilling and completion activities for 2005 development wells drilled, facilities, plus pro-rata share of asset retirement obligations and capitalized general and administrative expenditures.

(2)

Cost of land acquired, drilling and completion costs for 2005 exploration wells drilled, geological and geophysical costs plus pro-rata share of asset retirement obligations and capitalized general and administrative expenditures.

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells on the ExploreCo Assets in which Penn West and Petrofund participated during the year ended December 31, 2005 and the three months ended March 31, 2006.

	Year Ended December 31, 2005
	Development Wells		Exploration Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Light and Medium Oil	0	0.0	0	0.0	0	0.0
Natural Gas	7	3.9	0	0.0	7	3.9
Service	0	0.0	0	0.0	0	0.0
Dry	0	0.0	0	0.0	0	0.0
Total	7	3.9	0	0.0	7	3.9

	Three Months Ended March 31, 2006
	Development Wells		Exploration Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Light and Medium Oil	0	0.0	0	0.0	0	0.0
Natural Gas	5	4.5	0	0.0	5	4.5
Service	0	0.0	0	0.0	0	0.0
Dry	0	0.0	0	0.0	0	0.0
Total	5	4.5	0	0.0	5	4.5

For details on ExploreCo’s anticipated exploration and development activities during 2006, see “Statement of Reserves Data and Other Oil and Gas Information – Oil and Gas Properties and Wells”.

Production Estimates

The following table sets out the volume of production estimated for the year ended December 31, 2006 in the estimates of ExploreCo’s future net revenue disclosed elsewhere in this Appendix.

Total

	Light and Medium Oil	Natural Gas	Natural Gas Liquids	BOE
	(Bbls/d)	(Mcf/d)	(Bbls/d)	(Boe/d)

PROVED
Developed Producing	2	7,239	113	1,322
Developed Non-Producing	0	37	0	6
Undeveloped	0	538	3	93
TOTAL PROVED	2	7,814	116	1,420
PROBABLE	0	175	1	30
TOTAL PROVED PLUS PROBABLE	2	7,989	117	1,451

Herronton Property

	Light and Medium Oil	Natural Gas	Natural Gas Liquids	BOE
	(Bbls/d)	(Mcf/d)	(Bbls/d)	(Boe/d)

PROVED
Developed Producing	2	3,675	7	622
Developed Non-Producing	0	37	0	6
Undeveloped	0	485	0	81
TOTAL PROVED	2	4,197	7	709
PROBABLE	0	88	0	15
TOTAL PROVED PLUS PROBABLE	2	4,285	7	723

Minehead Property

	Light and Medium Oil	Natural Gas	Natural Gas Liquids	BOE
	(Bbls/d)	(Mcf/d)	(Bbls/d)	(Boe/d)

PROVED
Developed Producing	0	1,863	100	411
Developed Non-Producing	0	0	0	0
Undeveloped	0	52	3	12
TOTAL PROVED	0	1,915	103	422
PROBABLE	0	15	1	4
TOTAL PROVED PLUS PROBABLE	0	1,930	104	426

Other than ExploreCo’s Herronton property and Minehead property, it is not anticipated that any one field will account for 20% or more of ExploreCo’s estimated total production for the year ended December 31, 2006 as disclosed above.

Production History

The following table discloses, on a quarterly basis for the year ended December 31, 2005, and for the three months ended March 31, 2006 certain information in respect of production, product prices received, royalties paid, production costs and resulting netback for the ExploreCo Assets.

	Quarter Ended
	2006	2005
	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production (1)
Light and Medium Crude Oil (Bbl/d)	1	1	1	1	1
Gas (Mcf/d)	7,512	8,921	8,765	9,298	9,372
NGLs (Bbl/d)	95	110	99	125	125
Combined (Boe/d)	1,347	1,597	1,561	1,675	1,688

Average Prices Received
Light and Medium Crude Oil ($/Bbl)	61.56	75.67	68.37	58.68	64.94
Gas ($/Mcf)	8.30	12.25	9.44	7.72	7.16
NGLs ($/Bbl)	55.58	54.72	59.95	52.97	45.76
Combined ($/Boe)	50.20	72.23	56.84	46.81	43.20

Royalties Paid (2)
Light and Medium Crude Oil ($/Bbl)	—	15.90	—	—	0.18
Gas ($/Mcf)	1.74	2.37	1.65	1.37	1.32
NGLs ($/Bbl)	16.22	16.79	17.43	13.78	14.91
Combined ($/Boe)	11.04	14.42	10.34	8.62	8.45

Transportation Costs
Light and Medium Crude Oil ($/Bbl)	—	—	—	—	—
Gas ($/Mcf)	0.13	0.10	0.18	0.15	0.18
NGLs ($/Bbl)	—	—	—	—	—
Combined ($/Boe)	0.75	0.57	1.00	0.85	0.85

Production Costs (3)
Light and Medium Crude Oil ($/Bbl)	6.98	6.02	7.73	6.06	6.02
Gas ($/Mcf)	1.16	1.00	1.29	1.01	1.00
NGLs ($/Bbl)	6.98	6.02	7.73	6.06	6.02
Combined ($/Boe)	6.98	6.02	7.73	6.06	6.02

Netback Received (4)
Light and Medium Crude Oil ($/Bbl)	54.58	53.75	60.64	52.62	58.74
Gas ($/Mcf)	5.27	8.78	6.32	5.19	4.69
NGLs ($/Bbl)	32.38	31.91	34.79	33.13	24.83
Combined ($/Boe)	31.43	51.22	37.77	31.28	27.88

Notes:

(1)                                  Before deduction of royalties.

(2)                                  Royalties after ARTC.

(3)                                  Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production. Operating recoveries associated with operated properties were excluded from operating costs and accounted for as a reduction to general and administrative costs.

(4)                                  Netbacks are calculated by subtracting royalties, operating costs and transportation costs.

The following table sets forth the average daily production volumes for the year ended December 31, 2005 for each of the important fields comprising the ExploreCo Assets.

Area	Light and Medium Oil	Natural Gas	Natural Gas Liquids	Boe
	(Bbls/d)	(Mcf/d)	(Bbls/d)	(Boe/d)
Herronton	1	4,615	8	778
Minehead	—	2,369	98	493
Beaverhill Lake	—	815	—	136
Other	—	1,288	8	223
Total	1	9,087	114	1,630

The following table sets forth the average daily production volumes for the three months ended March 31, 2006 for each of the important fields comprising the ExploreCo Assets.

Area	Light and Medium Oil	Natural Gas	Natural Gas Liquids	Boe
	(Bbls/d)	(Mcf/d)	(Bbls/d)	(Boe/d)
Herronton	1	3,297	8	558
Minehead	—	1,985	79	410
Beaverhill Lake	—	1,054	—	176
Other	—	1,176	8	203
Total	1	7,512	95	1,347

Penn West’s and Petrofund’s production for the year ended December 31, 2005 and the three months ended March 31, 2006 with respect to the properties comprising the ExploreCo Assets was 100% natural gas and liquids.

For the year ended December 31, 2005, approximately 7% of the gross revenue with respect to the properties comprising the ExploreCo Assets was derived from crude oil and NGL production and 93% was derived from natural gas production. For the three months ended March 31, 2006, approximately 8% of the gross revenue with respect to the properties comprising the ExploreCo Assets was derived from crude oil and NGL production and 92% was derived from natural gas production.

ExploreCo expects to market 100% of its crude oil and natural gas to a third party based on indexed prices.

SELECTED FINANCIAL INFORMATION AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial and Production Information

The following is a summary of selected financial and production information for the ExploreCo Assets for the periods indicated. The following information should be read in conjunction with the statement of net operating revenue concerning the ExploreCo Assets for the years ended December 31, 2005, 2004 and 2003 and the three month periods ended March 31, 2006 and 2005 attached as Schedule “B” to this Appendix.

	Three Months Ended March 31		Year Ended December 31
(Thousands of dollars)	2006	2005	2005	2004	2003

Production Revenue	6,087	6,563	32,475	25,081	20,270
Royalties	1,338	1,284	6,204	4,920	3,566
Operating Expenses	846	914	3,833	3,405	2,428
Transportation	91	130	487	594	441
Net Operating Income	3,812	4,235	21,951	16,162	13,835

Production
Oil and NGL (Bbls/d)	96	126	115	130	104
Natural gas (Mcf/d)	7,512	9,372	9,087	9,307	7,873
Oil equivalent (Boe/d)	1,347	1,688	1,630	1,681	1,416

Dividends

ExploreCo has not declared or paid any dividends on the ExploreCo Common Shares since its incorporation. Any decision to pay dividends on the ExploreCo Common Shares will be made by the board of directors of ExploreCo on the basis of the corporation’s earnings, financial requirements and other conditions existing at such future time.

Management’s Discussion and Analysis

ExploreCo will have both a short-term and long-term need for capital. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets, while the acquisition and development of oil and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of ExploreCo, being internally generated cash flow, long-term debt, equity and farm-out arrangements.

ExploreCo expects to have a bank loan facility in place prior to the Arrangement becoming effective. ExploreCo will prudently use its bank loan facility to finance its operations as required. It is expected that this will be the case, particularly in respect of financing the acquisition of producing properties.

In respect of equity financings, there is an active market for this form of financing for Canadian oil and natural gas companies. ExploreCo anticipates that it will make use of this form of financing for any significant expansion in its capital programs.

All of ExploreCo’s expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. ExploreCo has no control over government intervention or taxation levels in the oil and natural gas industry.

The pro forma liability for asset retirement obligations of ExploreCo was $1.5 million as at March 31, 2006. ExploreCo intends to review the asset retirement costs annually. The liability is the fair value of the estimated future costs to abandon and reclaim ExploreCo Assets discounted at a credit adjusted risk free rate of 7.5 percent. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows.

ExploreCo intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. ExploreCo understands that the ExploreCo Assets are in substantial compliance, in all material respects, with current environmental legislation and will work with governmental environmental agencies to maintain this level of compliance.

Although ExploreCo has no set policy, management of ExploreCo may use financial instruments to reduce corporate risk in certain situations. ExploreCo’s strategy for natural gas and crude oil production is to hedge existing or to be acquired production at the discretion of management, to help guarantee a return or to facilitate financings when concluding a business transaction. ExploreCo will have no hedging commitments in place upon completion of the Arrangement.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions attaching to the ExploreCo Common Shares and the ExploreCo Private Placement Warrants.

ExploreCo Common Shares

ExploreCo is authorized to issue an unlimited number of ExploreCo Common Shares. Holders of ExploreCo Common Shares are entitled to one vote per share at meetings of shareholders of ExploreCo, to receive dividends if, as and when declared by the board of directors and to receive pro rata the remaining property and assets of ExploreCo upon its dissolution or winding-up, subject to the rights of shares having priority over the ExploreCo Common Shares.

ExploreCo Preferred Shares

ExploreCo is also authorized to issue an unlimited number of preferred shares in series without nominal or par value. Holders of preferred shares, except as required by law, are not entitled to vote at meetings of shareholders of ExploreCo, but are entitled to receive dividends if, as and when declared by the board of directors, and to receive pro rata the property of assets of ExploreCo upon the dissolution or winding-up in priority to the holders of the ExploreCo Common Shares.

ExploreCo Warrants

ExploreCo is authorized to issue up to 4,688,000 ExploreCo Warrants. The ExploreCo Warrants to be issued at the Effective Time in exchange for ExploreCo FinCo Warrants subscribed for under the ExploreCo Private Placement will be exercisable for a term of five years from the closing date of the ExploreCo Private Placement and will vest as to one-third on the six month anniversary of the closing date of the ExploreCo Private Placement, as to an additional one-third on the 12 month anniversary of the closing date of the ExploreCo Private Placement and the balance of the ExploreCo Warrants will vest on the 24 month anniversary of the closing date of the ExploreCo Private Placement. The exercise price of the ExploreCo Warrants will be $2.23, being 120% of the expected net asset value of the ExploreCo Common Shares as of the Effective Date. In addition, the ExploreCo Warrants will only be exercisable if the holder is an ExploreCo Service Provider at the time of exercise. See “Other Matters to be Considered at the Meetings - ExploreCo Resolutions - Approval of the ExploreCo Private Placement” in the body of this Information Circular.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of ExploreCo, effective March 31, 2006, both before and after giving effect to the Arrangement. See the pro forma consolidated financial statements of ExploreCo attached as Schedule “A” to this Appendix and the audited balance sheet of ExploreCo attached at Schedule “C” to this Appendix.

Designation	Authorized	Outstanding as at March 31, 2006 prior to giving effect to the Arrangement	Outstanding as at March 31, 2006 after giving effect to the Arrangement
ExploreCo Common Shares	Unlimited	$1	$95,052,000
		(1 share)	(51,569,231 shares)(1)(2)
Bank Loan	—	$nil	$nil(3)

Notes:
(1)

Assumes: (i) the issuance of 4,688,000 ExploreCo Common Shares pursuant to the ExploreCo Private Placement; (ii) no Dissent Rights are exercised; (iii) an aggregate of 93,829 Petrofund Units are issued pursuant to outstanding Petrofund Rights; (iv) the same number of Penn West Units and Petrofund Units are outstanding as were outstanding on May 23, 2006; and (v) an aggregate of 356,147 Petrofund Units are issued on exchange of all outstanding Petrofund Exchangeable Shares prior to the Effective Time.

(2)

It is anticipated that 4,688,000 ExploreCo Private Placement Warrants will be outstanding following the completion of the Arrangement, which will be exercisable to purchase a like number of ExploreCo Common Shares. ExploreCo will also issue options to purchase ExploreCo Common Shares pursuant to the ExploreCo Incentive Plan following the completion of the Arrangement.

(3)	ExploreCo expects that a new banking facility will be arranged prior to the Effective Date.

OPTIONS TO PURCHASE SECURITIES

The board of directors of ExploreCo has adopted the ExploreCo Incentive Plan. The ExploreCo Incentive Plan is being put before the Penn West Unitholders and the Petrofund Unitholders for their approval at the Meetings. A copy of the ExploreCo Incentive Plan is set out in Appendix “I” to the Information Circular. A detailed description of the ExploreCo Incentive Plan is provided in the main body of the Information Circular under the heading “Other Matters to be Considered at the Meetings – ExploreCo Resolutions – Approval of the ExploreCo Option Plan”.

PRIOR SALES

On March 31, 2006, ExploreCo issued one ExploreCo Common Share at a price of $1.00 to facilitate its organization.

ESCROWED SECURITIES

To the knowledge of ExploreCo, as of the date of the Information Circular, other than the Common Shares to be issued pursuant to the ExploreCo Private Placement no securities of any class of securities of ExploreCo are held in escrow or are anticipated to be held in escrow following the completion of the Arrangement. See “Other Matters to be Considered at the Meetings – ExploreCo Resolutions – Approval of the ExploreCo Private Placement” in the body of this Information Circular.

PRINCIPAL SHAREHOLDERS

To the knowledge of ExploreCo, as of the date of the Information Circular, there are no persons who own, or will own following the completion of the Arrangement, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of ExploreCo.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Address and Occupation

The names, municipalities of residence, positions with ExploreCo and the occupation of the persons who will serve as directors and executive officers of ExploreCo after giving effect to the Arrangement are set out below.

Name and Municipality of Residence	Office Held	Principal Occupations within the Five Preceding Years

Jeffery E. Errico Calgary, Alberta	Executive Chairman

President and Chief Executive Officer of PC since 2002 and 2003, respectively. Prior thereto, Executive Vice-President and Chief Operations Officer of PC from 2000 to 2002. Prior thereto, Senior Vice-President of PC from 1995 to 2000.

Jeffrey D. Newcommon Calgary, Alberta	President, Chief Executive Officer and Director

Executive Vice-President of Petrofund Corp. since 2003. Prior thereto, Senior Vice-President, Exploration and Land from 2000 to 2003. Prior thereto, Vice-President, Exploration and Land from 1996 to 2000.

Glen C. Fischer Calgary, Alberta	Chief Operating Officer	Senior Vice-President, Operations of Petrofund Corp. since 2003. Prior thereto, Vice-President, Operations from 1996 to 2003.

Steven Mackay Calgary, Alberta	Vice-President, Exploration	President of Selkirk Energy Partnership from 2002 to 2005. Prior thereto, member of a prospect generating team at Kaiser Energy Ltd. from 1995 to 2002.

William E. Andrew Calgary, Alberta	Director	President and Chief Executive Officer of PWPL and its predecessors since 1995 and June 2005, respectively.

Sandra S. Cowan Calgary, Alberta	Director	Partner and general counsel of EdgeStone Capital Partners since January 15, 2002. Prior thereto, partner at Goodman and Carr LLP (a law firm based in Toronto, Ontario) from 1999 to 2002.

ExploreCo is currently recruiting an individual to act as its Vice-President, Land and anticipates appointing the candidate to this position prior to or soon after the completion of the Arrangement. In addition, ExploreCo is currently recruiting two additional individuals to serve on the ExploreCo Board and anticipates appointing these individuals prior to the completion of the Arrangement. It is anticipated that the ExploreCo Board will have an audit committee, a compensation and governance committee and a reserves committee, but the membership of those committees has yet to be determined.

Each of the directors of ExploreCo will hold office until the first annual meeting of the ExploreCo Common Shareholders or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with ExploreCo’s articles or by-laws.

Assuming: (i) the issuance of 4,688,000 ExploreCo Common Shares and 4,688,000 ExploreCo Private Placement Warrants pursuant to the ExploreCo Private Placement; (ii) no Dissent Rights are exercised; (iii) an aggregate of 93,829 Petrofund Units are issued pursuant to outstanding Petrofund Rights; (iv) the same number of Penn West Units and Petrofund Units are outstanding as were outstanding on May 23, 2006; and (v) an aggregate of 356,147 Petrofund Units are issued on exchange of all outstanding Petrofund Exchangeable Shares prior to the Effective Time; it is anticipated that the directors and executive officers of ExploreCo, as a group, will beneficially own, directly or indirectly, or exercise control or direction over 3,709,336 ExploreCo Common Shares and 3,665,000 ExploreCo Private Placement Warrants after giving effect to the Arrangement. This represents approximately 7.2%

of the number of ExploreCo Common Shares that will be outstanding and approximately 78% of the number of ExploreCo Private Placement Warrants that will be outstanding.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of ExploreCo, no director or officer of ExploreCo, or shareholder holding a sufficient number of securities of ExploreCo to affect materially the control of ExploreCo is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or officer of any corporation (including ExploreCo) that while that person was acting in that capacity:

(a)           was the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)           became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of ExploreCo, no director or officer of ExploreCo, or shareholder holding a sufficient number of securities of ExploreCo to affect materially the control of ExploreCo, has been subject to:

(a)           any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)           any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of ExploreCo, no director or officer of ExploreCo, or shareholder holding sufficient securities of ExploreCo to affect materially the control of ExploreCo, or a personal holding company of any such persons has, within 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of ExploreCo will be subject in connection with the operations of ExploreCo.  In particular, certain of the directors and officers of ExploreCo are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of ExploreCo or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of ExploreCo.  Conflicts, if any, will be subject to the procedures and remedies available under the ABCA.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.  As at the date of the Information Circular, ExploreCo is not aware of any existing or potential material conflicts of interest between ExploreCo and any director or officer of ExploreCo.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

To date, ExploreCo has not carried on any active business and has not completed a fiscal year of operations.  No compensation has been paid by ExploreCo to its executive officers or directors and none will be paid until after the Arrangement is completed.  Following the completion of the Arrangement, it is anticipated that the executive officers of ExploreCo will be paid salaries at a level that is comparable to other oil and gas companies of similar size and character.

As at the date of the Information Circular, there are no employment contracts in place between ExploreCo and any of the executive officers of ExploreCo and there are no provisions for compensation for the executive officers of ExploreCo in the event of termination of employment or a change in responsibilities following a change of control.  The ExploreCo board of directors will consider whether employment contracts should be entered into with each of the executive officers of ExploreCo following the completion of the Arrangement.

ExploreCo has not established an annual retainer fee or attendance fee for directors.  However, ExploreCo may establish directors’ fees in the future and will reimburse directors for all reasonable expenses incurred in order to attend meetings.  It is anticipated that directors will be compensated for their time and effort by granting them options to acquire ExploreCo Common Shares pursuant to the ExploreCo Incentive Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of ExploreCo, or any of their associates, to ExploreCo, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by ExploreCo.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation, and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia, and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry.  It is not expected that any of these controls or regulations will affect the operations of ExploreCo in a manner materially different than they would affect other oil and gas companies of similar size.  All current legislation is a matter of public record and ExploreCo is unable to predict what additional legislation or amendments may be enacted.  Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil.  Oil prices are primarily based on worldwide supply and demand.  The specific price depends in part on oil quality, prices of competing fuels, distance to market, value of refined products, the supply/demand balance, and other contractual terms.  Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the “NEB”).  Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers.  Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada.  Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada.  Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order.  Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia, and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements, and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production.  In addition, the pro-rationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

The North American Free Trade Agreement (“NAFTA”) among the governments of Canada, United States of America, and Mexico became effective on January 1, 1994.  NAFTA carries forward most of the material energy terms that are contained in the Canada United States Free Trade Agreement.  In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports; and (iii) disrupt normal channels of supply.  All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes.  NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection, and other matters.  The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur, and natural gas production.  Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties.  Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production.  The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery, and the type or quality of the petroleum product produced.  Other royalties and royalty-like interests are from time to time carved out of the working interest owner’s interest through non-public transactions.  These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development.  Such programs often provide for royalty rate reductions, royalty holidays, and tax credits, and are generally introduced when commodity prices are low.  The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.  Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers.  However, the trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled “Improving the Income Taxation of the Resource Sector in Canada” (the “Technical Paper”).  In November, 2003 the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry (to a maximum of $2,000,000) to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance.  In addition, the percentage of ARTC that ExploreCo will be required to include in federal taxable income will be 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Alberta

Regulations made pursuant to the Mines and Minerals Act (Alberta) provide various incentives for exploring and developing oil reserves in Alberta.  Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction.  A 24 month, 8,000 m3 exemption is available to production from a reactivated well that has not produced for: (i) a 12 month period, if resuming production in October, November, or December of 1992 or January, 1993; or (ii) a 24 month period, if resuming production in February 1993, or later.  As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992, is entitled to a 12 month royalty exemption (to a maximum of $1 million).  Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells), and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.  The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%.  The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price.  Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997, and expiring June 30, 2007, which, among other things, determines the Crown’s share of crude and processed oil sands products.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the Alberta royalty tax credit (“ARTC”) program.  The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 and 25% at prices at and above $210 per m3.  In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.  The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers.  Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC.  The rate is established quarterly based on the average “par price”, as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties.  On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program.  The new rules will preclude companies that pay less than $10,000 in royalties per year and non corporate entities from qualifying for the program.  ExploreCo is not presently expected to be eligible for the ARTC program.

British Columbia

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of the Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively.  The amount payable as a royalty in respect of oil depends on the type of oil, the value of the oil, the quantity of oil produced in a month, and the vintage of the oil.  Generally, the vintage of oil is based on the determination of whether the oil is produced from a pool discovered before October 31, 1975 (old oil), between October 31, 1975, and June 1, 1998 (new oil), or after June 1, 1998 (third-tier oil).  Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production.  The royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the amount obtained by the producer, and a prescribed minimum price.  As an incentive for the production and marketing of natural gas, which may have been flared, natural gas produced in association with oil has a lower royalty then the royalty payable on non-conservation gas.

On May 30, 2003, the Ministry of Energy and Mines for the province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands (“Strategy”).  The Strategy is a comprehensive program to address road infrastructure, targeted royalties and regulatory reduction, and British Columbia service sector opportunities.  In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia’s heartlands.

Some of the financial incentives in the Strategy include:

•              Royalty credits of up to $30 million annually towards the construction, upgrading, and maintenance of road infrastructure in support of resource exploration and development.  Funding will be contingent upon an equal contribution from industry.

•              Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month, and the value of the oil.  For Crown royalty and freehold production tax purposes, crude oil is considered “heavy oil”, “southwest designated oil”, or “non-heavy oil other than southwest designated oil”.  The conventional royalty and production tax classifications (“fourth tier oil” introduced October 1, 2002, “third tier oil”, “new oil”, or “old oil”) of oil production are applicable to each of the three crude oil types.  The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all “fourth tier oil” to 20% for “old oil”.  Marginal royalty rates are 30% for all “fourth tier oil” to 45% for “old oil”.

The amount payable as a royalty in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas, and the vintage of the natural gas.  As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas.  The royalty and production tax classifications of gas production are “fourth tier gas” introduced October 1, 2002, “third tier gas”, “new gas”, and “old gas”.  The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for “fourth tier gas” and 20% for “old gas”.  The marginal royalty rates are between 30% for “fourth tier gas” and 45% for “old gas”.

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

•              A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale.  The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic meters in a month.

•              A modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002, was introduced.  The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

•              The elimination of the re entry and short section horizontal oil well royalty/tax categories.  All horizontal oil wells with a finished drilling date on or after October 1, 2002, will receive the “fourth tier” royalty/ tax rates and new incentive volumes.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments.  Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences, and permits for varying terms from two years, and on conditions set forth in provincial legislation including requirements to perform specific work or make payments.  Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation.  Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations.  In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities.  Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) (the “AEPEA”), which came into force on September 1, 1993, and the Oil and Gas Conservation Act (Alberta) (the “OGCA”).  The APEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations, and significantly increase penalties.  ExploreCo will be committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment, and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates.  ExploreCo believes that it will be in material compliance with applicable environmental laws and regulations.  ExploreCo also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

British Columbia’s Environmental Assessment Act became effective June 30, 1995.  This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process.

In December, 2002, the Government of Canada ratified the Kyoto Protocol (“Protocol”).  The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 “business-as-usual” levels between 2008 and 2012.  Given revised estimates of Canada’s normal emissions levels, this target translates into an approximately 40% gross reduction in Canada’s current emissions.  In April 2005, Environment Canada released “Project Green”, a working paper giving early indications of how implementation was to be achieved.  Large Final Emitters (“LFEs”), being 700 of Canada’s largest emitters, will receive a specific reduction target of 45 mt, and will have the opportunity to purchase domestic offset and technology credits.  The exact mechanism for operating in the domestic credit market has yet to be revealed, and the prospect of non-LFE enterprise participating in that market to any great extent is uncertain.  Various incentive funds have also been established to provide seed funding for the purchase of experimental technologies, encourage investment in alternative energy sources, and acquire credits from the domestic and international markets for re-sale to Canadian enterprise.

Environment Canada, in August 2005, released consultation papers for the management of a system of greenhouse gas offsets in the form of tradable and bankable credits.  The credits are created by enterprise, individuals, or municipal government through the implementation of projects registered with the to-be-created offset authority.  Standards for quantifying greenhouse gas reductions were also proposed in the consultation paper.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices.  Natural gas is a commodity influenced by factors within North America.  The continued tight supply demand balance for natural gas is causing significant elasticity in pricing.  Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC’s ability to adjust supply to world demand.  Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East.  Political events trigger large fluctuations in price levels.

The impact on the oil and gas industry from commodity price volatility is significant.  During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital.  Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services.  Purchasing land and properties similarly increase in price during these periods.  During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities.  With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is recent growth in the number of private and small junior oil and gas companies starting up business.  These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation.  Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy.  The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Protocol will have on the sector.  Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry.  ExploreCo realizes that it must compete with the numerous new companies and their new management teams and development plans in its access to capital.  The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective.  Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

RISK FACTORS

An investment in ExploreCo should be considered highly speculative due to the nature of ExploreCo’s activities and the present stage of its development. Investors should carefully consider the following risk factors:

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The long-term commercial success of ExploreCo depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves.  Without the continual addition of new reserves, ExploreCo’s existing reserves and the production therefrom will decline over time as such existing reserves are exploited.  A future increase in ExploreCo’s reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects.  No assurance can be given that ExploreCo will be able to continue to locate satisfactory properties for acquisition or participation.  Moreover, if such acquisitions or participations are identified, ExploreCo may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.  There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by ExploreCo.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs.  Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.  In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells.  These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.  While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury.  In particular, ExploreCo may explore for and produce sour natural gas in certain areas.  An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to ExploreCo.  In accordance with industry practice, ExploreCo is not fully insured against all of these risks, nor are all such risks insurable.  Although ExploreCo maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event ExploreCo could incur significant costs that could have a material adverse effect upon its financial condition.  Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on ExploreCo.

Operational Dependence

Other companies operate some of the assets in which ExploreCo has an interest.  As a result, ExploreCo has limited ability to exercise influence over the operation of these assets or their associated costs, which could adversely affect ExploreCo’s financial performance.  ExploreCo’s return on assets operated by others will therefore depend upon a number of factors that may be outside of ExploreCo’s control, including the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project Risks

ExploreCo manages a variety of small and large projects in the conduct of its business.  Project delays may delay expected revenues from operations.  Significant project cost over-runs could make a project uneconomic.

ExploreCo’s ability to execute projects and market oil and natural gas depends upon numerous factors beyond ExploreCo’s control, including:

•              the availability of processing capacity;

•              the availability and proximity of pipeline capacity;

•              the supply of and demand for oil and natural gas;

•              the availability of alternative fuel sources;

•              the effects of inclement weather;

•              the availability of drilling and related equipment;

•              unexpected cost increases;

•              accidental events;

•              currency fluctuations;

•              the availability and productivity of skilled labour; and

•              the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, ExploreCo could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Competition

The petroleum industry is competitive in all its phases. ExploreCo competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas.  ExploreCo’s competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than ExploreCo.  ExploreCo’s ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling.  Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Regulatory

Oil and natural gas operations (exploration, production, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time.  See “Industry Conditions”.  Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas.  Such regulations may be changed from time to time in response to economic or political conditions.  The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase ExploreCo’s costs, any of which may have a material adverse effect on ExploreCo’s business, financial condition and results of operations.  In order to conduct oil and gas operations, ExploreCo requires licenses from various governmental authorities.  There can be no assurance that ExploreCo will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”.  ExploreCo’s exploration and production facilities and other operations and activities emit greenhouse gases which will likely subject ExploreCo to possible future legislation regulating emissions of greenhouse gases.  The Government of Canada has put forward a Climate Change Plan for Canada, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production.  Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta’s Climate Change and Emissions Management Act (partially in force), may require the reduction of emissions (or emissions intensity) produced by ExploreCo’s operations and facilities.  The direct or indirect costs of these regulations may adversely affect the business of ExploreCo.  See “Industry Conditions – Environmental Regulation”.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations.  The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.  The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require ExploreCo to incur costs to remedy such discharge.  Although ExploreCo believes that it is in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect ExploreCo’s financial condition, results of operations or prospects.  See “Industry Conditions – Environmental Regulation”.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by ExploreCo is and will continue to be affected by numerous factors beyond its control.  ExploreCo’s ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets.  ExploreCo may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of ExploreCo’s net production revenue.  The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of ExploreCo’s reserves.  ExploreCo might also elect not to produce from certain wells at lower prices.  All of these factors could result in a material decrease in ExploreCo’s net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to ExploreCo are in part determined by ExploreCo’s borrowing base. A sustained material decline in prices from historical average prices could reduce ExploreCo’s borrowing base, therefore reducing the bank credit available to ExploreCo which could require that a portion, or all, of ExploreCo’s bank debt be repaid and a liquidation of assets.

Substantial Capital Requirements

ExploreCo anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future.  If ExploreCo’s revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs.  There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to ExploreCo.  The inability of ExploreCo to access sufficient capital for its operations could have a material adverse effect on ExploreCo’s financial condition, results of operations and prospects.

Additional Funding Requirements

ExploreCo’s cash flow from its reserves may not be sufficient to fund its ongoing activities at all times.  From time to time, ExploreCo may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities.  Failure to obtain such financing on a timely basis could cause ExploreCo to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.  If ExploreCo’s revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, ExploreCo’s ability to expend the necessary capital to replace its reserves or to maintain its production will be impaired. If ExploreCo’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

Issuance of Debt

From time to time ExploreCo may enter into transactions to acquire assets or the shares of other organizations.  These transactions may be financed in whole or in part with debt, which may increase ExploreCo’s debt levels above industry standards for oil and natural gas companies of similar size.  Depending on future exploration and development plans, ExploreCo may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms.  Neither ExploreCo’s articles nor its by-laws limit the amount of indebtedness that ExploreCo may incur.  The level of ExploreCo’s indebtedness from time to time, could impair ExploreCo’s ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time ExploreCo may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, ExploreCo will not benefit from such increases.  Similarly, from time to time ExploreCo may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, ExploreCo will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to ExploreCo and may delay exploration and development activities.  To the extent ExploreCo is not the operator of its oil and gas properties, ExploreCo will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat ExploreCo’s claim which could result in a reduction of the revenue received by ExploreCo.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and the future cash flows attributed to such reserves.  The reserve and associated cash flow information set forth in this Appendix are estimates only.  In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results.  All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved.  For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary.  ExploreCo’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history.  In ExploreCo’s case, 22% of gas in place associated with proved reserves was estimated using volumetric analysis.  Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools.  Estimates based on these methods are generally less reliable than those based on actual production history.  Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ has used both constant and escalated prices and costs in estimating the reserves and future net cash flows contained in the ExploreCo Engineering Report.  Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from ExploreCo’s oil and gas reserves will vary from the estimates contained in the ExploreCo Engineering Report, and such variations could be material.  The ExploreCo Engineering Report is based in part on the assumed success of activities ExploreCo intends to undertake in future years.  The reserves and estimated cash flows set out in the ExploreCo Engineering Report will be reduced to the extent that such activities do not achieve the level of success assumed in the ExploreCo Engineering Report.

Insurance

ExploreCo’s involvement in the exploration for and development of oil and natural gas properties may result in ExploreCo becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although ExploreCo maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, ExploreCo may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to ExploreCo. The occurrence of a significant event that ExploreCo is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on ExploreCo.

Dividends

To date, ExploreCo has not declared or paid any dividends on the outstanding ExploreCo Common Shares.  Any decision to pay dividends on the ExploreCo Common Shares will be made by the board of directors of ExploreCo on the basis of ExploreCo’s earnings, financial requirements and other conditions existing at such future time.  At present, ExploreCo does not anticipate declaring and paying any dividends in the near future.

Conflicts of Interest

Certain directors of ExploreCo are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions.  Conflicts, if any, will be subject to the procedures and remedies of the ABCA.  See “Directors and Officers – Conflicts of Interest”.

Dilution

ExploreCo may make future acquisitions or enter into financings or other transactions involving the issuance of securities of ExploreCo which may be dilutive.

Management of Growth

ExploreCo may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls.  The ability of ExploreCo to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base.  The inability of ExploreCo to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licenses and Leases

ExploreCo’s properties are held in the form of licences and leases and working interests in licences and leases.  If ExploreCo or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire.  There can be no assurance that any of the obligations required to maintain each licence or lease will be met.  The termination or expiration of ExploreCo’s licences or leases or the working interests relating to a licence or lease may have a material adverse effect on ExploreCo’s results of operations and business.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada.  ExploreCo is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on ExploreCo and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of ExploreCo.

Third Party Credit Risk

ExploreCo is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to ExploreCo, such failures could have a material adverse effect on ExploreCo and its cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in ExploreCo’s ongoing capital program, potentially delaying the program and the results of such program until ExploreCo finds a suitable alternative partner.

Absence of Market

Listing of the ExploreCo Common Shares on the TSX will be subject to ExploreCo meeting the original listing requirements of the TSX.  Conditional listing approval has not yet been obtained and there can be no assurance that the ExploreCo Common Shares will be listed on the TSX or on any other stock exchange.  If the listing of the ExploreCo Common Shares on the TSX is not approved, ExploreCo may consider listing on another exchange.  In the event that such listing approval cannot be obtained, Penn West and Petrofund could waive the condition and proceed with the Arrangement, in which event Securityholders may receive securities in an unlisted company.  There can be no assurance that the ExploreCo Common Shares will be listed on a stock exchange.

Reliance on Key Personnel

ExploreCo’s success depends in large measure on certain key personnel.  The loss of the services of such key personnel could have a material adverse affect on ExploreCo.  ExploreCo does not have any key person insurance in effect for management.  The contributions of the existing management team to the immediate and near term operations of ExploreCo are likely to be of central importance.  In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that ExploreCo will be able to continue to attract and retain all personnel necessary for the development and operation of its business.  Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of ExploreCo.

LEGAL PROCEEDINGS

There are no legal proceedings to which ExploreCo is a party or in respect of which any of the ExploreCo Assets are subject, which is material to ExploreCo, and ExploreCo is not aware of any such proceedings that are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of the directors or executive officers of ExploreCo or any person or company that is the direct or indirect owner of, or who exercises control or direction of, more than 10% of any class or series of ExploreCo’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past transaction or any proposed transaction that has materially affected or will materially affect ExploreCo.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of ExploreCo are Deloitte & Touche LLP, Chartered Accountants, 3000, 700 – 2 Street S.W., Calgary, Alberta, T2P 0S7.

Transfer Agent and Registrar

Valiant Trust Company, at its principal offices in Calgary, Alberta and in Toronto, Ontario, will be the registrar and transfer agent for the ExploreCo Common Shares and transfers of the ExploreCo Common Shares may be recorded in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The only contracts entered into by ExploreCo, or by Penn West or Petrofund that materially affect ExploreCo, during the past two years or to which any of them will become a party on or prior to the Effective Date, that can reasonably be regarded as material to a proposed investor in the ExploreCo Common Shares, other than contracts entered into in the ordinary course of business, are as follows:

(a)           the Penn West ExploreCo Conveyance Agreement;

(b)           the Petrofund ExploreCo Conveyance Agreement; and

(c)           the Arrangement Agreement.

Copies of these agreements may be inspected at the registered office of ExploreCo located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 during normal business hours from the date of this Information Circular until the completion of the Arrangement.

INTERESTS OF EXPERTS

Certain legal matters relating to the Arrangement are to be past upon at the Closing by Burnet, Duckworth & Palmer LLP, on behalf of ExploreCo.  There are no direct or indirect interests in the property of ExploreCo or of an associate or affiliate of ExploreCo received or to be received by a person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of the Information Circular or prepared or certified a report or valuation described or included in the Information Circular.  As at the date hereof, the aforementioned persons or companies beneficially owned, directly or indirectly, less than 1% of any securities of ExploreCo or any associate or affiliate of ExploreCo.

None of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of ExploreCo or of any associate or affiliate of ExploreCo.

SCHEDULE “A”

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
OF 1231818 ALBERTA LTD.

COMPILATION REPORT

To the Directors of Penn West Energy Trust and Petrofund Energy Trust:

We have read the accompanying unaudited pro forma consolidated financial statements of 1231818 Alberta Ltd. (“ExploreCo”) as at and for the three months ended March 31, 2006, and for the year ended December 31, 2005, and have performed the following procedures.

1.          Compared the figures in the columns captioned “ExploreCo Assets” to the unaudited statement of net operating revenue of the ExploreCo Assets for the three months ended March 31, 2006, and the audited statement of net operating revenue of the ExploreCo Assets for the year ended December 31, 2005, and found them to be in agreement.

2.          Compared the figures in the column captioned “1231818” to the audited balance sheet of 1231818 Alberta Ltd. as at March 31,  2006 and found them to be in agreement.

3.          Made enquires of certain officials of Petrofund Energy Trust (“Petrofund”) who have responsibility for financial and accounting matters about:

(a)        the basis for determination of the pro forma adjustments; and

(b)        whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials of Petrofund:

(a)        described to us the basis for determination of the pro forma adjustments, and

(b)        stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4.         Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.         Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “ExploreCo Assets” and “1231818” as at and for the three months ended March 31, 2006, and for the year ended December 31, 2005, as applicable, and found the amounts in the column captioned “Pro Forma ExploreCo” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either and audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta	(Signed) “DELOITTE & TOUCHE LLP”
May 23, 2006	Independent Registered Chartered Accountants

Comments by Independent Registered Chartered Accountant for United States of America Readers on Differences between Canadian and United States Reporting Standards

The above compilation report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with the United States of America standards of reasonableness of the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under the United States of America standards, such compilation report would not be included.

Calgary, Alberta	(Signed) “DELOITTE & TOUCHE LLP”
May 23, 2006	Independent Registered Chartered Accountants

1231818 ALBERTA LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(thousands of dollars, except per share amounts)

(unaudited)

	ExploreCo Assets	Pro Forma Adjustments	Notes		Pro Forma ExploreCo
REVENUE
Production revenue	$6,087	$—			$6,087
Royalties	(1,338)	—			(1,338)
	4,749	—			4,749

EXPENSES
Operating	846	—			846
Transportation	91	—			91
General and administration	—	205	2(f	)	205
Depletion, depreciation and accretion	—	2,249	2(d)(e	)	2,249
	937	2,454			3,391
INCOME BEFORE INCOME AND OTHER TAXES	3,812	(2,454)			1,358

INCOME AND OTHER TAXES
Future income tax	—	19	2(g	)	19
Current income tax	—	483	2(g	)	483
	—	502			502
NET INCOME FOR THE PERIOD	$3,812	$(2,956)			$856
NET INCOME PER SHARE (Note 2(i))
-Basic					$0.02
-Diluted					$0.02

See accompanying notes

1231818 ALBERTA LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

(thousands of dollars, except per share amounts)

(unaudited)

	ExploreCo Assets	Pro Forma Adjustments	Notes		Pro Forma ExploreCo
REVENUE
Production revenue	$32,475	$—			$32,475
Royalties	(6,204)	—			(6,204)
	26,271	—			26,271

EXPENSES
Operating	3,833	—			3,833
Transportation	487	—			487
General and administration	—	757	2(f	)	757
Depletion, depreciation and accretion	—	10,994	2(d)(e	)	10,994
	4,320	11,751			16,071
INCOME BEFORE INCOME AND OTHER TAXES	21,951	(11,751)			10,200

INCOME AND OTHER TAXES
Future income tax	—	(11)	2(g	)	(11)
Current income tax	—	3,862	2(g	)	3,862
	—	3,851			3,851
NET INCOME FOR THE YEAR	$21,951	$(15,602)			$6,349
NET INCOME PER SHARE (Note 2(i))
-Basic					$0.12
-Diluted					$0.12

See accompanying notes

1231818 ALBERTA LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET

AS AT MARCH 31, 2006

(thousands of dollars)

(unaudited)

	1231818	Pro Forma Adjustments	Notes		Pro Forma ExploreCo
	(Note 1)
ASSETS
Cash	$—	$8,735	2(c	)	$8,735
Future income tax asset	—	502	2(g	)	502
Oil and natural gas properties	—	87,346	2(a	)	87,346
TOTAL	$—	$96,583			$96,583
LIABILITIES
Asset retirement obligations	$—	$1,531	2(e	)	$1,531
	—	1,531			1,531
SHAREHOLDERS’ EQUITY
Share capital	—	95,052	2(k	)	95,052
TOTAL	$—	$96,583			$96,583

See accompanying notes

1231818 ALBERTA LTD.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma Balance Sheet as at March 31, 2006

Pro Forma Consolidated Statement of Operations for the year ended December 31, 2005 and the three months ended March 31, 2006

(unaudited)

1.     BASIS OF PRESENTATION

The accompanying unaudited Pro Forma consolidated balance sheet of 1231818 Alberta Ltd. (“ExploreCo”),  as at March 31, 2006 and the related unaudited pro forma consolidated statements of Operations for the three months ended March 31, 2006 and the year ended December 31, 2005, (the “Pro Forma Statements”) have been prepared for inclusion in the Joint Information Circular (“Circular”) to be sent to unitholders of Penn West Energy Trust (“Penn West”) and Petrofund Energy Trust (“Petrofund”) with respect to the proposed Plan of Arrangement (the “Transaction”) whereby Penn West and Petrofund will combine. This proposed Transaction also provides for the formation of ExploreCo, a new publicly traded company focused on the exploration and development of oil and gas reserves. As at March 31, 2006 ExploreCo had a $1 balance sheet. The Transaction is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by late June 2006.

Pursuant to the Transaction, provided that certain security holder resolutions (the “ExploreCo Resolution”) relating to a proposed private placement by ExploreCo and stock option plan for ExploreCo are approved, Penn West shareholders will receive 0.2 of a common share in ExploreCo for each Penn West unit held and each Petrofund unitholder will receive 0.12 of a common share in ExploreCo for each Petrofund unit held. Penn West and Petrofund will transfer to ExploreCo their interest in certain oil and natural gas properties (the “ExploreCo Assets”).

These Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet gives effect to the transactions and assumptions described in Note 2 as if they had taken place at the date of the balance sheet, and the unaudited pro forma consolidated statements of operations give effect to the transactions and assumptions described in Note 2 as if they had occurred at January 1, 2005.

The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated of the results which may be obtained in the future.

Accounting policies used in the preparation of these Pro Forma Statements are consistent with those used in the audited consolidated financial statements of Penn West and Petrofund as at and for the year ended December 31, 2005, and unaudited consolidated financial statements of Penn West and Petrofund as at and for the three months ended March 31, 2006. The Pro Forma Statements have in part been prepared using information included in and should be read in conjunction with:

•    the audited consolidated financial statements of Penn West and Petrofund as at December 31, 2005 and for the year then ended, and with the unaudited consolidated financial statements of Penn West and Petrofund as at March 31, 2006 and for the three months then ended, all incorporated by reference in the Circular;

•    the audited statement of net operating revenue of the ExploreCo Assets for each of the years in the three year period ended December 31, 2005, and the unaudited statement of net operating revenue for the ExploreCo Assets for the three months ended March 31, 2006 and 2005, included elsewhere in this Circular; and

•    the audited balance sheet of 1231818 Alberta Ltd. as at March 31, 2006, included elsewhere in this Circular.

In the opinion of the management of Petrofund, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

2.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Assuming that the Transaction occurs and the ExploreCo Resolutions are approved, Petrofund and Penn West will transfer to ExploreCo certain oil and gas properties, being the ExploreCo Assets. The acquisition of these properties will be recorded at fair value given the substantial change in ownership of the assets being transferred.

The Pro Forma Statements give effect to the following assumptions and adjustments:

(a)       Under the Transaction, the ExploreCo Assets will be transferred to ExploreCo as follows:

(i)        As part of the Transaction, Penn West will assume all of the debt of Petrofund and all of the working capital. As such no debt or working capital has been allocated to ExploreCo.

(ii)        The fair value of the ExploreCo Assets transferred by Penn West and Petrofund to ExploreCo is $87.3 million. The fair value of the ExploreCo Assets was determined based on an evaluation of petroleum and natural gas assets and the undeveloped land being contributed by Petrofund and Penn West. The total fair value of the ExploreCo Assets is comprised of approximately $15.9 million in undeveloped land and $71.4 million in oil and natural gas assets and equipment.

(iii)       In exchange for the Petrofund ExploreCo Assets, Petrofund unitholders will receive approximately 14.1 million common shares of ExploreCo (“Common Shares”).

(ii)       In exchange for the Penn West ExploreCo Assets, Penn West unitholders will receive approximately 32.8 million Common Shares.

These amounts are estimates, which were made by management at the date of the Pro Forma financial statements based on information available at that time. Adjustments may be made to these amounts as values subject to estimates are finalized.

(b)       Office equipment has been transferred to ExploreCo from Petrofund at its fair value of $30,000.

(c)       The cash balance of ExploreCo has been increased by $8.7 million to account for the anticipated proceeds to be received from the ExploreCo Initial Private Placement involving the issue of 4,688,112 common shares. No interest has been imputed in the statements of operations in respect of the proceeds from the share issue.

(d)       Depletion and depreciation expense reflects the appropriate unit of production rate for the ExploreCo assets based on ExploreCo’s estimated proved reserves as determined by independent reservoir engineers.

(e)       The asset retirement obligation is based on the net ownership of ExploreCo in the properties transferred under the Transaction and reflects estimated costs to abandon and reclaim these properties as well as the future timing of incurrence of these costs. The net present value of ExploreCo’s asset retirement obligation is estimated to be $1.5 million based on a total future liability of $4.0 million using an estimated credit adjusted risk free rate of 7.5% and an inflation rate of 2%. The majority of such costs will be incurred between 2012 and 2018. Accretion expense has been recorded on the statement of operations to reflect the passage of time.

(f)        General and administrative costs of $757,000 for the year ended December 31, 2005 and $205,000 for the three months ended March 31, 2006 are based on historical costs incurred by Petrofund allocated on the basis of production from ExploreCo assets relative to total Petrofund production. Actual general and administrative costs likely to be incurred by ExploreCo will be considerably higher.

(g)       The future income tax asset on the Pro Forma consolidated balance sheet at March 31, 2006 results from the tax basis of ExploreCo’s oil and gas properties being equal to the corresponding book value and no tax basis associated with the asset retirement obligations. The future tax asset has been limited to the amount that is more likely than not recoverable. The provision for future taxes has been calculated to take into consideration the pro forma adjustments. The provision for current taxes includes Large Corporations Tax and current taxes on taxable income at the effective rates.

(h)       No compensation expense has been recognized for options that may be granted under the ExploreCo stock option plan.

(i)        Net income per share is based on the number of shares in ExploreCo, and the proposed private placement of shares of ExploreCo as follows:

	December 31, 2005	March 31, 2006
Basic (‘000)
Weighted average number of shares	46,881,119	46,881,119
Issued under ExploreCo Private Placement	4,688,112	4,688,112
	51,569,231	51,569,231
Diluted (‘000)
Weighted average number of shares	46,881,119	46,881,119
Issued under ExploreCo Private Placement	4,688,112	4,688,112
	51,569,231	51,569,231

(j)        Under the Transaction, ExploreCo is authorized to issue 4.7 million warrants, which have not been included in the above calculation as they have no dilutive effect. No value has been assigned to the warrants.

(k)       Share capital of ExploreCo is the residual of the fair value of assets and liabilities transferred to ExploreCo by Penn West and Petrofund plus proceeds from the ExploreCo Initial Private Placement.

3.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

The Pro Forma Statements have been prepared in accordance with Canadian generally accepted principles (“Canadian GAAP”). These principles, as they pertain to the Pro Forma Statements, differ from United States generally accepted accounting principles (“U.S. GAAP”) as follows:

(a)       Under U.S. GAAP, the carrying value of oil and natural gas royalty and property interest, net of deferred income and inclusive of asset retirement obligation additions to oil and gas royalty and property interest excluding asset retirement costs, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10% (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Where the amount of an impairment test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion, depreciation and accretion will differ in subsequent years. In addition, U.S. GAAP depletion is calculated based on constant prices in effect at the balance sheet date. Under U.S. GAAP, a ceiling test would result in an impairment of $9.1 million at March 31, 2006. The effects of this have not been reflected in these Pro Forma Statements. ExploreCo assumes that it will be able to qualify for a one year exemption in taking any writedowns under U.S. GAAP on purchased properties.

(b)       The ExploreCo presents oil and natural gas sales and royalty amounts gross in the Statement of Operations. These line items would be combined and presented net in a statement of operations prepared in accordance with U.S. GAAP. This difference does not result in an adjustment to the financial results as reported under Canadian GAAP.

The application of U.S. GAAP would have the following effects on net income as reported:

thousands of dollars	For the three months ended March 31, 2006	For the year ended December 31, 2005
Net income as reported under Canadian GAAP	$877	$6,272
Adjustments:
Depletion and depreciation	1	5
Deferred income taxes on above adjustments	—	(2)
Net income, under U.S. GAAP	$876	$6,269
Net income per share under U.S. GAAP
Basic and diluted	$0.02	$0.12

Comprehensive income is equal to ExploreCo’s income as at March 31, 2006 and December 31, 2005.

SCHEDULE “B”

STATEMENT OF NET OPERATING REVENUE
OF THE EXPLORECO ASSETS

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Directors of Petrofund Energy Trust:

We have audited the financial information consisting of a Statement of Net Operating Revenue of the ExploreCo Assets for each of the years in the three year period ended December 31, 2005. This financial information is the responsibility of the management of Petrofund Energy Trust. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made my management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information consisting of a Statement of Net Operating Revenue of the ExploreCo Assets presents fairly, in all material respects, the net operating revenue of the assets to be transferred to 1231818 Alberta Ltd. pursuant to the Plan of Arrangement described in Note 1 for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly we express no such opinion.

Calgary, Alberta	(Signed) “DELOITTE & TOUCHE LLP”
May 23, 2006	Independent Registered Chartered Accountants

1

STATEMENT OF NET OPERATING REVENUE

OF THE EXPLORECO ASSETS

For the years ended December 31, 2005, 2004 and 2003

(thousands of dollars)

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)
REVENUE
Production revenue	$6,087	$6,563	$32,475	$25,081	$20,270
Royalties	(1,338)	(1,284)	(6,204)	(4,920)	(3,566)
	4,749	5,279	26,271	20,161	16,704

EXPENSES
Operating	846	914	3,833	3,405	2,428
Transportation	91	130	487	594	441
	937	1,044	4,320	3,999	2,869

Net operating revenue	$3,812	$4,235	$21,951	$16,162	$13,835

See accompanying notes.

2

NOTES TO THE STATEMENT OF NET OPERATING REVENUE

OF THE EXPLORECO ASSETS

For the years ended December 31, 2005, 2004 and 2003

(Information for the Three Months Ended March 31, 2006 and 2005 is unaudited)

1.              BASIS OF PRESENTATION

Pursuant to the Plan of Arrangement involving, among others, Penn West Energy Trust (“Penn West”), Petrofund Energy Trust (“Petrofund”) and 1231818 Alberta Ltd. (“ExploreCo”), as described in the Joint Information Circular dated May 23, 2006, certain of the exploration and development assets indirectly held by Penn West and Petrofund will be transferred to ExploreCo subject to regulatory, judicial and shareholder approval.

These statements have been derived from financial information provided by Petrofund and Penn West and relate only to the working interests in such properties that will be transferred to ExploreCo as part of the proposed Transaction.

This statement has the net operating revenue which is directly related to the properties to be transferred to ExploreCo and is based on the revenues received and royalties and operating expenses paid by Petrofund and Penn West. These statements do not include any expenses related to general and administrative costs, interest, income or capital taxes or any provisions related to depletion, depreciation and accretion of asset retirement obligations.

2.              SIGNIFICANT ACCOUNTING POLICIES

Production revenue

Crude oil, natural gas and natural gas liquids sales are recorded when title to the commodity passes to the purchaser. Revenues do not include any amounts from financial derivative instruments.

Royalties

Royalties include crown and gross overriding royalties before ARTC.

Operating expense

Operating expense includes all costs related to the lifting, gathering, transporting and processing of crude oil and natural gas and related products.

Transportation expense

Transportation expense include all costs associated with the delivery of natural gas and crude oil to the point where title to the product passes to a third party.

3.              DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

This statement has been prepared in accordance with Canadian generally accepted accounting principles. These principles as they pertain to this statement are substantially consistent with United States generally accepted accounting principles.

3

SCHEDULE “C”

AUDITED BALANCE SHEET
OF 1231818 ALBERTA LTD.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Director of 1231818 Alberta Ltd.:

We have audited the balance sheet of 1231818 Alberta Ltd. as at March 31, 2006.  This financial statement is the responsibility of 1231818 Alberta Ltd.’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made my management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statement presents fairly, in all material respects, the financial position of 1231818 Alberta Ltd. as at March 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Calgary, Alberta	(Signed) “DELOITTE & TOUCHE LLP”
May 23, 2006	Independent Registered Chartered Accountants

1

1231818 Alberta Ltd.

BALANCE SHEET

As at March 31, 2006

Assets
Current assets	$1
Cash	$1
Shareholder’s Equity
Share capital	$1
$1

See accompanying notes

On behalf of the Board:

(signed) “Jeffrey Newcommon”
Jeffrey Newcommon
Director

2

1231818 Alberta Ltd.

NOTES TO FINANCIAL STATEMENT

1.              Incorporation and Financial Presentation

1231818 Alberta Ltd. (“1231818”) was incorporated pursuant to the Business Corporation Act (Alberta) on March 28, 2006 as 1231818. This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2.              Share Capital

Authorized

An unlimited number of voting common share.

Issued

	# Shares	Amount
Common Shares
Issued on initial organization on March 28, 2006	1	$1
Balance as of March 31, 2006	1	$1

3.              Subsequent Event

Pursuant to the Plan of Arrangement involving, among others, Penn West Energy Trust (“Penn West”), and Petrofund Energy Trust (“Petrofund”) as described in the Joint Information Circular dated May 23, 2006, Penn West and Petrofund will transfer certain oil and gas properties to 1231818. 1231818 will be engaged in the exploration for, and the acquisition, development and production of oil and natural gas resources. 1231818 will assume all liabilities, including environmental liabilities, relating to its interest in the properties.. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed in June 2006. There can be no assurance the Plan of Arrangement will be completed in the form described.

3

SCHEDULE “D”

REPORT ON RESERVES DATA BY GLJ PETROLEUM CONSULTANTS LTD.
IN ACCORDANCE WITH FORM 51-101F2

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR OR AUDITOR

To the board of directors of 1231818 Alberta Ltd. (the “Company”):

1.                                       We have prepared an evaluation of the Company’s reserves data as at March 31, 2006. The reserves data consist of the following:

(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at March 31, 2006, using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserves estimated as at March 31, 2006, using constant prices and costs; and

	(ii)	the related estimated future net revenue.

2.                                       The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.                                       Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.                                       The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended March 31, 2006, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s board of directors:

Location of
Reserves
	Description and	(Country or
Independent	Preparation Date of	Foreign	Net Present Value of Future Net Revenue
Qualified Reserves	Evaluation	Geographic	(before income taxes, 10% discount rate - $M)
Evaluator	Report	Area)	Audited	Evaluated	Reviewed	Total

GLJ Petroleum Consultants	May 8, 2006	Canada	—	$71,445	—	$71,445

1

5.                                       In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.                                       We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.                                       Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, May 12, 2006

ORIGINALLY SIGNED BY
Dana B. Laustsen, P. Eng.
Executive Vice-President

2

SCHEDULE “E”

REPORT OF PENN WEST MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE IN ACCORDANCE WITH FORM 51-101F3
(PENN WEST EXPLORECO ASSETS RESERVES)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Penn West Petroleum Ltd. (“PWPL”) are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the oil and gas activities related to the assets to be conveyed by PWPL or its subsidiaries to 1231818 Alberta Ltd. (the “Company”) pursuant to a plan of arrangement under the Business Corporations Act (Alberta) involving, among others, Penn West Energy Trust (“Penn West”), PWPL, Petrofund Energy Trust (“Petrofund”), Petrofund Corp. (“PC”) and the Company in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at March 31, 2006 using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserves estimated as at March 31, 2006 using constant prices and costs; and

	(ii)	the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated and reviewed the Company’s reserves data. The report of the independent qualified reserves evaluators is presented elsewhere in the joint information circular and proxy statement of Penn West and Petrofund dated May 23, 2006.

The Board of Directors of PWPL has:

(a)                                  reviewed PWPL’s procedures for providing information to the independent qualified reserves evaluators;

(b)                                 met with the independent qualified reserves evaluator(s) to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)                                  reviewed the reserves data with management and the independent qualified reserves evaluators.

The Board of Directors of PWPL has reviewed PWPL’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management of PWPL. The Board of Directors has approved:

(a)                                  the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;\

(b)                                 the filing of the report of the independent qualified reserves evaluator(s) on the reserves data; and

(c)                                  the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(Signed) “William E. Andrew”	(Signed) “David W. Middleton”
William E. Andrew	David W. Middleton
President and Chief Executive Officer	Executive VP and Chief Operating Officer

(Signed) “John A. Brussa”	(Signed) “Murray R. Nunns”
John A. Brussa	Murray R. Nunns
Chairman of the Board	Director

May 23, 2006

SCHEDULE “F”

REPORT OF PETROFUND MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE IN ACCORDANCE WITH FORM 51-101F3
(PETROFUND EXPLORECO ASSETS RESERVES)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Petrofund Corp. (“PC”) are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the oil and gas activities related to the assets to be conveyed by PC or its subsidiaries to 1231818 Alberta Ltd. (the “Company”) pursuant to a plan of arrangement under the Business Corporations Act (Alberta) involving, among others, Petrofund Energy Trust (“Petrofund”), PC, Penn West Energy Trust (“Penn West”), Penn West Petroleum Ltd. and the Company in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at March 31, 2006 using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserves estimated as at March 31, 2006 using constant prices and costs; and

	(ii)	the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated and reviewed the Company’s reserves data. The report of the independent qualified reserves evaluators is presented elsewhere in the joint information circular and proxy statement of Petrofund and Penn West dated May 23, 2006.

A special committee of the Board of Directors of PC (the “Special Committee”) has:

(a)                                  reviewed PC’s procedures for providing information to the independent qualified reserves evaluators;

(b)                                 met with the independent qualified reserves evaluator(s) to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)                                  reviewed the reserves data with management and the independent qualified reserves evaluators.

The Special Committee of the Board of Directors of PC has reviewed PC’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management of PC. The Board of Directors has, on the recommendation of the Special Committee, approved:

(a)                                  the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)                                 the filing of the report of the independent qualified reserves evaluator(s) on the reserves data; and

(c)                                  the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(Signed) “Jeffery E. Errico”	(Signed) “Glen C. Fischer”
Jeffery E. Errico	Glen C. Fischer
President and Chief Executive Officer	Senior Vice President, Operations

(Signed) “James E. Allard”	(Signed) “Wayne M. Newhouse”
James E. Allard	Wayne M. Newhouse
Director	Director

May 23, 2006

APPENDIX I

1231818 ALBERTA LTD. STOCK OPTION PLAN

1231818 ALBERTA LTD.

SHARE OPTION PLAN

1.                                      Purpose of Plan

The purpose of this plan is to develop the interest of officers, directors, employees of, consultants to, ExploreCo and its subsidiaries or persons providing services on an ongoing basis thereto in the growth and development of the Corporation and its subsidiaries by providing them with the opportunity through share options to acquire an increased proprietary interest in the Corporation.

2.                                      Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

(a)                                  “Black-Out Period” means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option;

(b)                                 “Board” means the board of directors of the Corporation;

(c)                                  “business day” a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are generally not open for business;

(d)                                 “Common Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 11 hereof, such other Common Shares to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(e)                                  “Committee” means a special committee of the board of directors appointed from time to time by the Board to administer the Plan or, if no such committee is appointed, the Board;

(f)                                    “Corporation” means ExploreCo and includes any successor corporation thereof;

(g)                                 “Exchange” means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

(h)                                 “insider”, “associate” and “affiliate” have the meaning set forth in the Securities Act (Ontario);

(i)                                     “Insider” means an insider of the Corporation and any person who is an associate or an affiliate of an insider of the Corporation;

(j)                                     “Market Price” means the closing price of the Common Shares on the Exchange on the last trading day prior to the date of grant;

(k)                                  “Option” means an option to purchase Common Shares granted pursuant to the provisions hereof;

(l)                                     “Optionees” means persons to whom Options are granted and which Options, or a portion thereof, remain unexercised;

(m)                               “Plan” means this share option plan of the Corporation, as the same may be amended or varied from time to time;

(n)                                 “Service Provider” means a person or company engaged by the Corporation to provide services for an initial, renewable or extended period of twelve months or more; and

(o)                                 “Security Based Compensation Arrangements” means (i) stock option plans for the benefit of employees, insiders, Service Providers or any one of such groups; (ii) individual stock options granted to employees, Service Providers or Insiders if not granted pursuant to a plan previously approved by the Corporation’s shareholders; (iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances by the Corporation of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, Insider or Service Provider which is financially assisted by the Corporation by any means whatsoever.

3.                                      Administration

The Plan shall be administered by the Committee pursuant to rules of procedure fixed by the Board.

4.                                      Granting of Options

The Committee may from time to time designate directors, officers, employees of, and consultants to, the Corporation or its subsidiaries and other persons providing services on an ongoing basis to the Corporation or its subsidiaries to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided in Clause 4 hereof.

5.                                      Limitations to the Plan

Notwithstanding any other provision of the Plan:

(a)                                  the maximum number of Common Shares issuable on exercise of Options outstanding at any time shall be limited to 10% of the issued and outstanding Common Shares;

(b)                                 the number of Common Shares reserved for issuance to any one Optionee will not exceed 5% of the issued and outstanding Common Shares;

(c)                                  the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares;

(d)                                 the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares; and

(e)                                  the maximum number of Common Shares issuable on exercise of Options outstanding at any time held by directors of the Corporation who are not officers or employees of the Corporation shall be limited to 2% of the issued and outstanding Common Shares.

For the purposes of paragraph 4(a) any increase in the issued and outstanding Common Shares (whether it is a result of exercise of Options or otherwise) will result in an increase in the number of Common Shares that may be issued on Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Plan.

Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired Option.

6.                                      Vesting

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, that no vesting restriction shall exist or any acceleration of vesting and in the absence of any determination by the Committee to the contrary, Options will vest and be exercisable as to one-third (1/3) of the total number of Common Shares subject to the Options on each of the first, second and third anniversaries of the date of grant (computed in each case to the nearest full share) (subject to acceleration of vesting in the discretion of the Committee).

7.                                      Option Price

The exercise price of Options granted under the Plan shall be fixed by the Committee when such Option is granted, provided that the exercise price of the Options shall not be less than the Market Price, or such other minimum price as may be required by the stock exchange on which the Common Shares are listed at the time of grant.

8.                                      Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring or permitting acceleration of rights of exercise, be such period, not in excess of seven (7) years, as may be determined from time to time by the Committee but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be five years from the date of grant.  Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable.  In addition, each Option shall provide that:

(a)                                  upon the death of the Optionee, the Option shall terminate on the date determined by the Committee which shall not be more than twelve months from the date of death and, in the absence of any determination to the contrary, will be six months from the date of death; and

(b)                                 if the Optionee shall no longer be a director or officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation (other than by reason of death), the Option shall terminate on the expiry of the period not in excess of six months prescribed by the Committee at the time of grant, following the date that the optionee ceases to be a director or officer of, or an employee of or a consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation and, in the absence of any determination to the contrary, will be 90 days following the date that the Optionee ceases to be a director or officer of, or an employee of or a consultant or other Service Provider to, the Corporation or any subsidiary of the Corporation;

provided that the number of Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of termination: (i) shall in the case of death of the Optionee, be all of the Common Shares that may be acquired on exercise of the Options held by such Optionee (or his or her heirs or successors) whether or not previously vested and the vesting of all such Options shall be accelerated on the date of death for such purpose; and (ii) in any other case other than death, shall be the number of Common Shares which the optionee was entitled to purchase on the date the Optionee ceased to be an officer, director, employee, consultant or other service provider, as the case may be.

Except if not permitted by the Exchange, if any options may not be exercised due to any Black-Out Period at any time within the 3 business day period prior to the normal expiry date of such Options (the “Restricted Options”), the expiry date of all Restricted Options shall be extended for a period of 7 business days following the end of the Black-Out Period (or such longer period as permitted by the Exchange and approved by the Committee).

The Plan does not confer upon an Optionee any right with respect to continuation of employment by the Corporation or any subsidiary thereof, nor does it interfere in any way with the right of the Optionee, the Corporation or a subsidiary thereof to terminate the Optionee’s employment at any time.

9.                                      Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased.

10.                               Surrender Offer

An Optionee may make an offer (the “Surrender Offer”) to the Corporation, at any time, for the disposition and surrender by the Optionee to the Corporation (and the termination thereof) of any of the Options granted hereunder for an amount (not to exceed fair market value) specified therein by the Optionee and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required.  If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Corporation to the Optionee.

11.                               Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the exercise price per share, as regards options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

12.                               No Rights as a Shareholder

An Optionee shall not have any of the rights or privileges of a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of an Option until certificates representing such Common Shares have been issued and delivered.

13.                               Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading.  Any Options granted prior to such approval and after listing on any such stock exchange shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

14.                               Options to Companies

The provisions herein in respect of the grant of Options shall apply, with appropriate modifications, to the grant of Options to a company either:  (i) wholly-owned by any person whom Options may otherwise be granted hereunder; or (ii) controlled by any person to whom Options may otherwise be granted hereunder (and the shares of which are held directly or indirectly by any such person and such person’s spouse, minor children and/or minor grandchildren), subject to any requirements of any applicable regulatory authority having jurisdiction.

15.                               Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the exercise price, the vesting dates, circumstances when the vesting of Options may be accelerated, the expiry date and any other terms approved by the Committee, all in accordance with the provisions of this Plan.  The agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.  Such agreements may also contain such other provisions not inconsistent with the provisions hereof as the Committee may determine.

16.                               Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment shall be made without the approval of any stock exchange on which the Common Shares may be listed, if required by such stock exchange, or, without the consent of the Optionee, if it alters or impairs any Option previously granted to such Optionee under the Plan.

APPROVED by Jeffrey Newcommon, President and Chief Executive Officer, as of the            day of                  , 2006.

Jeffrey Newcommon
President and Chief Executive Officer

APPENDIX J

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)                Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)                                  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)                                 amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c)                                  amalgamate with another corporation, otherwise than under section 184 or 187,

(d)                                 be continued under the laws of another jurisdiction under section 189, or

(e)                                  sell, lease or exchange all or substantially all its property under section 190.

(2)                                  A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)                                  In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)                                  A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)                                  A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)                                  at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)                                 if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of his right to dissent.

(6)                                  An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)                                  by the corporation, or

(b)                                 by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)                                  If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)                                  Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)                                  at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)                                 within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)                                  Every offer made under subsection (7) shall

(a)                                  be made on the same terms, and

(b)                                 contain or be accompanied with a statement showing how the fair value was determined.

(10)                            A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)                            A dissenting shareholder

(a)                                  is not required to give security for costs in respect of an application under subsection (6), and

(b)                                 except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)                            In connection with an application under subsection (6), the Court may give directions for

(a)                                  joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)                                 the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)                                  the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)                                 the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)                                  the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)                                    the service of documents, and

(g)                                 the burden of proof on the parties.

(13)                            On an application under subsection (6), the Court shall make an order

(a)                                  fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)                                 giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c)                                  fixing the time within which the corporation must pay that amount to a shareholder.

(14)                            On:

(a)                                  the action approved by the resolution from which the shareholder dissents becoming effective,

(b)                                 the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)                                  the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)                            Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)                            Until one of the events mentioned in subsection (14) occurs,

(a)                                  the shareholder may withdraw the shareholder’s dissent, or

(b)                                 the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)                            The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)                            If subsection (20) applies, the corporation shall, within 10 days after

(a)                                  the pronouncement of an order under subsection (13), or

(b)                                 the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)                            Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)                            A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)                                  the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)                                 the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX K

AUDITORS’ CONSENTS

AUDITORS’ CONSENT

The Board of Directors of Penn West Energy Trust

We have read the Joint Information Circular and Proxy Statement dated May 23, 2006 with respect to a plan of arrangement involving Penn West Energy Trust, Penn West Petroleum Ltd., Trocana Resources Inc., Penn West Petroleum, Petrofund Energy Trust, Petrofund Corp., Petrofund Ventures Trust, 1518274 Ontario Limited, 1237550 Alberta Ltd., 1231818 Alberta Limited, Penn West Unitholders, Petrofund Unitholders and 1243838 Alberta Ltd. and its shareholders and warrantholders.  We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our report to the unitholders of Penn West Energy Trust on the consolidated balance sheets of Penn West Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated earnings and cash flows for the years then ended. Our report is dated February 27, 2006.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada

May 25, 2006

DELOITTE & TOUCHE LLP CONSENT

We have read the Joint Information Circular and Proxy Statement with respect to a Plan of Arrangement involving Penn West Energy Trust, Penn West Petroleum Ltd., Trocana Resources Inc., Penn West Petroleum, Petrofund Energy Trust (“Petrofund”), Petrofund Corp., Petrofund Ventures Trust, 1518274 Ontario Limited, 1237550 Alberta Ltd., 1231818 Alberta Ltd. (“ExploreCo”), Penn West Unitholders, Petrofund Unitholders and 1243838 Alberta Ltd. and its Shareholders and Warrantholders (the “Information Circular”) dated May 23, 2006.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Information Circular of our report to the unitholders of Petrofund on the consolidated balance sheet of Petrofund as at December 31, 2005 and 2004 and the consolidated statements of operations and accumulated earnings and cash flows for each of the years in the three year period ended December 31, 2005.  Our report is dated February 10, 2006.

We also consent to the use in the above-mentioned Information Circular of our report to the director of 1231818 Alberta Ltd. on the balance sheet of 1231818 Alberta Ltd. as at March 31, 2006. Our report is dated May 23, 2006.

We also consent to the use in the above-mentioned Information Circular of our report to the directors of Petrofund on the statement of net operating revenue of the ExploreCo Assets for each of the years in the three year period ended December 31, 2005.  Our report is dated May 23, 2006.

Calgary, Alberta	(signed) “Deloitte & Touche LLP”
May 23, 2006	Independent Registered Chartered Accountants

Collins Barrow Calgary LLP
1400 First Alberta Place
777 - 8th Avenue S.W.
May 23, 2006	Calgary, Alberta, Canada
T2P 3R5

T. 403.298.1500
F. 403.298.5814
email: calgary@collinsbarrow.com

The Board of Directors of

Petrofund Energy Trust

We have read the Joint Information Circular and Proxy Statement (the “Circular”) dated May 23, 2006 with respect to a plan of arrangement involving Penn West Trust, Penn West Petroleum Ltd., Trocana Resources Inc., Penn West Petroleum, Petrofund Energy Trust, Petrofund Corp., Petrofund Ventures Trust, 1518274 Ontario Limited, 1237550 Alberta Ltd., 1231818 Alberta Ltd., Penn West Unitholders, Petrofund Unitholders and 1243838 Alberta Ltd. and its Shareholders and Warrantholders. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the use, through incorporation by reference, in the above-mentioned Circular of our report dated September 16, 2005, except as to note 13 which is as of November 30, 2005, to the Directors of Kaiser Energy Ltd. on the following financial statements of Kaiser Energy Ltd.:

Consolidated balance sheets as at December 31, 2004 and 2003;

Consolidated statements of operations, retained earnings (deficit) and cash flows for the years ended December 31, 2004 and 2003.

We consent to the use, through incorporation by reference, in the above-mentioned Circular of our report dated September 16, 2005, except as to note 7 which is as of November 30, 2005, to the Directors of Kaiser-Francis Oil Company of Canada on the following financial statements of Canadian Acquisition Limited Partnership:

Balance sheets as at December 31, 2004 and 2003;

Statements of operations and cash flows for the years ended December 31, 2004 and 2003.

We consent to the use, through incorporation by reference, in the above-mentioned Circular of our report dated September 16, 2005, except as to note 4 which is as of November 30, 2005, to the Directors of Kaiser Energy Ltd. on the following financial statement:

Statement of revenue and operating costs for the Properties to be Transferred to Kaiser Energy Ltd. for the years ended December 31, 2004 and 2003.

Yours very truly,

CHARTERED ACCOUNTANTS

2

APPENDIX L

BOARD OF DIRECTORS MANDATE OF PENN WEST PETROLEUM LTD.

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of Penn West Petroleum Ltd. (the “Corporation”) is responsible for the stewardship of the Corporation, and the other subsidiaries of the Corporation.  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation.  In general terms, the Board will:

(a)                                  in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objective(s) of the Corporation;

(b)                                 monitor the management of the business and affairs of the Corporation with the goal of achieving the Corporation’s principal objective(s) as defined by the Board;

(c)                                  discharge the duties imposed on the Board by applicable laws; and

(d)                                 for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•                                          require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for the Corporation’s business, which plans must:

•                                          be designed to achieve the Corporation’s principal objectives,

•                                          identify the principal strategic and operational opportunities and risk of the Corporation’s business, and

•                                          be approved by the Board as a pre-condition to the implementation of such plans;

•                                          review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•                                          review the principal risks of the Corporation’s business identified by management and the steps taken by management to ensure the implementation of the appropriate systems to manage these risks; and

•                                          approve the annual operating and capital plans, major acquisitions and dispositions and facilities;

Monitoring and Acting

•                                          monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•                                          monitor overall human resource policies and procedures, including compensation and succession planning;

•                                          appoint the CEO and determine the terms of the CEO’s employment with the Corporation;

•                                          approve the distribution policy of the Corporation;

•                                          periodically review the systems that management has put in place to ensure the integrity of the Corporation’s internal control and management information systems;

•                                          monitor the “good corporate citizenship” of the Corporation, including compliance by the Corporation with all applicable environmental laws;

•                                          in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•                                          require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and employees; and

•                                          approve all matters relating to a takeover bid of the Corporation.

Compliance Reporting and Corporate Communications

•                                          ensure that management is properly reporting the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

•                                          recommend to shareholders of the Corporation, based on the recommendations of management and the Audit Committee, a firm of chartered accountants to be appointed as the Corporation’s auditors;

•                                          ensure that management has undertaken all reasonable and prudent actions to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•                                          ensure that management has put in place sufficient disclosure controls to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation;

•                                          ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•                                          report annually to shareholders on the Board’s stewardship for the preceding year; and

•                                          ensure that the Corporation has in place a policy to enable the Corporation to communicate effectively with its shareholders and the public generally.

Governance

•                                          in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•                                          facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

•                                          appointing a Chairman of the Board who is not a member of management;

•                                          appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

•                                          defining the mandate of each committee of the Board,

•                                          ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and

•                                          establishing a system to enable any director to engage an outside adviser at the expense of the Corporation; and

•                                          review annually the composition of the Board and its committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board;

•                                          review annually the adequacy and form of the compensation of directors.

Delegation

•                                          The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserve, Human Resources and Compensation, Health, Safety and Environmental and Governance committees.

Composition

•                                          The Board shall be composed of at least six individuals appointed by the shareholders at the Annual Meeting.

•                                          A majority of Board members should be unrelated Directors and free from any business or other relationship that could impair the exercise of independent judgment.

•                                          Members should have or obtain sufficient knowledge of the Corporation and the oil and gas business to assist in providing advice and counsel on relevant issues.

•                                          Board members should offer their resignation from the Board to the Chairman of the Governance Committee following:

•                                          change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest, and

•                                          change in personal circumstances which would reasonably reflect poorly on the Trust (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

•                                          Board members should offer their resignation from the Board to the Chairman of the Governance Committee upon reaching age 65 and annually thereafter.

Meetings

•                                          The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

•                                          The Board shall meet at the end of its regular quarterly meetings without members of management being present.

•                                          Minutes of each meeting shall be prepared by the Secretary to the Board.

•                                          The Chief Executive Officer or his designate(s) may be present at all meetings of the Board.

•                                          Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•                                          Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•                                          Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•                                          The Board shall have the authority to review any corporate report or material and to investigate activity of the Trust and to request any employees to cooperate as requested by the Board.

•                                          The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.